Filed pursuant to Rule 424(b)(3)
File No. 333-124147

PROSPECTUS

$150,000,000

9.375% SENIOR NOTES DUE 2012

Interest payable on June 1 and December 1

James River Coal Company may redeem any of the notes beginning on June 1, 2009. The initial redemption price is 104.688% of their principal amount plus accrued interest. In addition, before June 1, 2008, we may redeem up to 35% of the notes at a redemption price of 109.375% of their principal amount plus accrued interest using proceeds from the sales of our common stock.

The notes will be our unsecured unsubordinated obligations and will rank equally with all of our other unsecured senior indebtedness. All of our existing subsidiaries and, as required by the indenture governing the notes, specified future subsidiaries will guarantee the senior notes on an unsecured senior basis.

For a more detailed description of the notes, see “Description of the Notes” beginning on page 104.

Concurrent with this offering of notes, we and one of our shareholders are also offering under a separate prospectus 3,500,000 shares of our common stock. The offering of notes under this prospectus is not contingent on the consummation of the concurrent common stock offering.

Investing in the notes involves risks. See “Risk Factors” beginning on page 12.

PRICE 100% AND ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to James River Coal Company
Per note	$1,000.00	$28.75	$971.25
Total	$150,000,000	$4,312,500	$145,687,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on or about May 31, 2005.

MORGAN STANLEY	PNC CAPITAL MARKETS, INC.

May 24, 2005

The below map shows the locations of our mining complexes (shown as shaded areas).

McCOY ELKHORN COAL CORPORATION
LEECO, INC.
BLUE DIAMOND COAL COMPANY
BLEDSOE COAL CORPORATION
JAMES RIVER COAL SERVICE COMPANY
BELL COUNTY COAL CORPORATION
Madison Co.
Estill Co.
Wolfe Co.
Magoffin Co.
Martin Co.
Lee Co.
Breathitt Co.
Floyd Co.
Pike Co.
Owsley Co.
Jackson Co.
Knott Co.
Rockcastle Co.
Perry Co.
Clay Co.
Letcher Co.
Laurel Co.
Leslie Co.
Knox Co.
Harlan Co.
Whitley Co.
Bell Co.
PRESTONSBURG
PIKEVILLE
JACKSON
BOONEVILLE
HINDMAN
HAZARD
HYDEN
MANCHESTER
LONDON
WHITESBURG
CORBIN
CSX District Rail Yard
BARBOURVILLE
HARLAN
PINEVILLE
MIDDLESBORO
Parkway
Daniel
Boone
WV
KY
VA
TN
N
E
S
W
Not to Scale
Coal Loadout

JAMES RIVER COAL COMPANY

Corporate Property Map

Scale: 1" = Approximately 12 Miles

Plot Date: 04/01/05 ms

File J:\Board Meetings\May 2004 Operations Summary\JRCC\JRCC Corporate Map.dwg

The below map shows the locations of the coal mines of Triad Mining, Inc. (“Triad”) (shown as red circles). We have entered into an agreement to acquire Triad, however, the Triad acquisition has not been completed, and we cannot assure you that we will acquire these properties. For information about the Triad acquisition, including the conditions to which the acquisition is subject, see “The Triad Acquisition.”

GENERAL LOCATION MAP
(Not To Scale)
INDIANA
Mapped Area
N
VERMILLION
VIGO
TERRE HAUTE
CLAY
OWEN
GREENE
SULLIVAN
DAVIESS
KNOX
PIKE
GIBSON
POSEY
VANDERBURGH
WARRICK
Illinois
Indiana
Farmersburg
Sullivan
Dugger
Carlisle
Pleasantville
Sandborn
Westphalia
Edwardsport
Bruceville
Vincennes
Wheatland
Washington
Cannelburg
Montgomery
Monroe City
Bowman
Petersburg
Winslow
Augusta
Princeton
Francisco
Oakland City
New Lake
Spurgeon
Somerville
Mackey
Buckskin
Lynnville
Dale
Freelandville Surface/Underground Mines
Freelandville Central Mine
Freelandville East Mine
Patoka River Mine
Augusta Mine
South Augusta Mine

Prepared By:

Marshall Miller and Associates

Map 1

General Location Map

Triad Mining, Inc.
Greene, Knox, Owen, Pike,
Spencer and Warrick Counties, Indiana

No dealer, sales person or other individual has been authorized to give any information or to make any representations not contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof. This prospectus includes trademarks of ours. All other trademarks appearing in this prospectus are the property of their respective holders.

All share and per share information in this prospectus relating to periods after our emergence from Chapter 11 bankruptcy proceedings (which shares are also referred to in this prospectus as the common stock of the “Successor Company”) reflects a two-for-one stock split effected as of October 22, 2004, in the form of a 100% stock dividend.

Until 40 days after the effective date of this registration statement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

MARKET AND INDUSTRY DATA AND FORECASTS

In this prospectus, we refer to information regarding the coal industry that is available from the the U.S. Department of Energy, the National Energy Technology Laboratory, the U.S. Energy Information Administration, Platts Research and Consulting, Bloomberg L.P., the Bureau of Economic Analysis, BP Statistical Review and the National Mining Association. These organizations are not affiliated with us. They are not aware of and have not consented to being named in this prospectus. Although we have not independently verified it, we believe that this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider in making your investment decision. Before investing in our notes, you should carefully read this entire document, including our combined historical and pro forma financial statements and accompanying notes included elsewhere in this prospectus. You should also carefully consider, among other things, the matters discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless the context otherwise indicates, as used in this prospectus, the terms “James River,” “we,” “our,” “us” and similar terms refer to James River Coal Company and its consolidated subsidiaries. In certain sections of this prospectus, we have combined our operating results for the eight months ended December 31, 2004 with our operating results for the four months ended April 30, 2004. Because we were under bankruptcy protection during the four months ended April 30, 2004, the operating results of these accounting periods are not comparable. The combining of these accounting periods is not permitted by generally accepted accounting principles.

The Company

We mine, process and sell bituminous, low sulfur, steam and industrial-grade coal through five operating subsidiaries (“mining complexes”) located throughout Eastern Kentucky. Our five mining complexes include 18 mines and seven preparation plants, five of which have integrated rail loadout facilities and two of which use a common loadout facility at a separate location. In 2004, our mines produced 8.5 million tons of coal, and we purchased another 330,000 tons for resale. Of the 8.5 million tons produced, approximately 96.5% was produced at underground mines, while the remaining 3.5% was produced at surface mines. Approximately 83.4% of our revenues were generated from coal sales to electric utility companies and 16.6% came from coal sales to industrial and other companies or from synfuel handling fees. We generated revenues of $345.6 million in 2004 and Adjusted EBITDA of $30.2 million for the eight months ended December 31, 2004 and $20.0 million for the four months ended April 30, 2004. We define Adjusted EBITDA and reconcile it to net income in note (2) under “—Summary Historical and Unaudited Pro Forma Financial Data.”

The majority of our coal is sold to customers in the Southeast region of the United States. According to the U.S. Energy Information Administration, or EIA, the Southeast region accounts for 33% of coal-generated electricity production in the United States, more than any other U.S. region. We believe the long term outlook for coal demand in the Southeast is favorable, as coal-generated electricity production in that region is expected to grow at a rate of 1.8% per year. In addition, the Southeast region is projected by the EIA to account for 36% of the expansion of coal-generated electricity production in the United States between 2003 and 2025. We or our predecessors have been providing coal to coal-generated electricity producers in the Southeast for over 40 years. In 2004, Georgia Power and South Carolina Public Service Authority were our largest customers, representing approximately 30% and 20% of our revenues, respectively. No other customer accounted for more than 10% of our revenues.

We believe that coal-fired electric utilities value the high energy, low sulfur coal that comprises the majority of our reserves. Low sulfur coal is coal which has a sulfur content of 1.5% or less. As of March 31, 2004, based upon our most recent independent reserve report, we estimate that we controlled approximately 207 million tons of proven and probable coal reserves. As of March 31, 2005, we believe that we controlled approximately 222 million tons of proven and probable coal reserves. We believe these reserves have an average heat content of approximately 13,300 Btu per pound and an average sulfur content of approximately 1.3%. At 2004 production levels, we believe these reserves would support in excess of 25 years of production.

In March 2005, we signed a definitive agreement to acquire Triad Mining, Inc. (“Triad”), for $75.0 million, consisting of $64.0 million in cash and $11.0 million of our common stock. Triad operates six surface mines and one underground mine in Southern Indiana, and in 2004 produced approximately 3.4 million tons of coal. Of the 3.4 million tons produced, approximately 87% came from surface mines, while the remaining 13% came from underground mines. In 2004, Triad generated revenues of approximately $81.6 million and EBITDA of approximately $18.6 million. As of February 1, 2005, based upon an independent reserve report, we believe that Triad controlled approximately 17.6 million tons of proven and probable coal reserves. We define Triad’s EBITDA and reconcile it to Triad’s net income under “The Triad Acquisition—Selected Historical Consolidated Financial Information.”

Competitive Strengths

We believe the following competitive strengths distinguish us from our competitors:

Electric utilities prefer the high-energy, low sulfur characteristics that our coal reserves exhibit

We believe the coal we produce is attractive to utilities due to its high energy and low sulfur content. According to a study of our reserves completed by Marshall Miller & Associates, Inc., our reserves have an average heat content of approximately 13,300 Btu per pound, and an average sulfur content of approximately 1.3%. Steam coal customers value high Btu coal because it fuels electricity generation more efficiently than lower Btu coal. Demand for clean burning, low sulfur (1.5% or less) coal has also grown significantly since the implementation of sulfur emission restrictions mandated by the Clean Air Act.

We operate in areas with producer-favorable supply and demand dynamics for the types of coal we produce

The majority of our coal is sold to customers in the Southeast region of the United States. According to the EIA, the Southeast region accounts for 33% of coal-generated electricity production in the United States, more than any other U.S. region. We believe the long term outlook for coal demand in the Southeast is favorable, as coal-generated electricity production in that region is expected to grow at a rate of 1.8% per year. In addition, the Southeast region is projected by the EIA to account for 36% of the expansion of coal-generated electricity production in the United States between 2003 and 2025.

This growing demand for coal has coincided with a decline in the region’s production of coal, which has decreased 13% between 2000 and 2004, according to Platts. The decline in the region’s production of coal is driven primarily by the depletion of existing reserves and challenging operating conditions, while the increase in demand comes from the desire for a cheap, reliable energy source to fuel the continued growth in electricity needs. In addition to these market characteristics, customers in the Southeast region pay lower transportation costs for Central Appalachian coal as a result of their proximity to suppliers. These factors, matched with the desirable characteristics of Central Appalachian coal, create favorable pricing dynamics that we believe provide us with an advantage over producers from other regions.

We believe our favorable geographic position will be further enhanced by the acquisition of Triad, which will provide us with a strategic position in the Illinois basin, a region with limited suppliers and increasing demand for coal. We believe demand for Illinois basin coal will be driven by the installation of sulfur dioxide reduction technologies (commonly referred to as scrubbers) by regional utilities, so as to comply with the Clean Air Act. Based on information from Platts, we believe utilities in the Illinois basin region and surrounding areas have announced investments of approximately $13.2 billion in scrubbers since 2000. We believe these investments will support strong demand for the region’s coal.

We have highly productive, low cost operations

We operate highly productive mines, and we believe we are among the lowest cost miners in the region. This position is driven by (1) our experienced miners, (2) our use of an incentive-based compensation structure, and (3) our efficient mining operations. This productivity serves to reduce our operating costs per ton of production, thereby increasing our gross margins. Our cost position is further enhanced by our (1) flat management and organizational structure and (2) relatively low legacy liabilities. Our cost per ton of coal sold (excluding depreciation, depletion and amortization) was $31.55, $27.67 and $24.72 in 2004, 2003 and 2002, respectively. Triad also pursues a high productivity and low cost strategy. Triad’s cost per ton of coal sold (excluding depreciation, depletion and amortization) was $17.48, $15.71 and $17.03 in 2004, 2003 and 2002, respectively.

We have extensive experience in thin seam mining

Given the long history of mining in the Eastern United States, easily accessible thicker coal seams are being rapidly depleted. Therefore, the ability to mine thin seams cost effectively is growing in importance. This type of mining requires experienced personnel and, in some cases, specialized equipment. Our ability to mine thin seams enables us to pursue growth opportunities that we believe cannot be profitably pursued by many of our competitors.

Our balance sheet enhances our financial flexibility

After giving effect to the Triad acquisition and the related financings on a pro forma basis, we will have $150.9 million in outstanding debt as of March 31, 2005, relative to our pro forma 2004 Adjusted EBITDA of $64.7 million. Our relatively low level of leverage gives us the flexibility to pursue our growth and productivity objectives as well as to enhance our profitability. In addition to low financial debt, the amount of our long-term employee- and mining-related liabilities is among the lowest in our publicly-traded peer group. As of March 31, 2005, we had workers compensation liabilities of $50.5 million, black lung liabilities of $26.0 million, and long-term pension obligations of $15.2 million. We believe our balance sheet will provide us with financial flexibility throughout industry cycles.

We have assembled a strong, experienced team of senior managers with a track record of successful operations

Over the last 18 months, we have attracted a new senior management team with significant experience in operating public, growth and coal companies. Our management team collectively has a proven record of increasing productivity, developing and maintaining long-standing customer relationships and reducing costs. Our senior and operating management have an average of approximately 20 years of experience in the coal industry, and we believe they have the capability to successfully operate and expand our business.

Business Strategy

We intend to focus on the key components of our strategy, described below:

Capitalizing on industry conditions through the opportunistic contracting of our coal

We seek to maximize our average realized sales price by optimizing our mix of coal sold under long-term contracts with that sold on spot markets. This approach provides us with adequate short-term price certainty, while giving us the ability to capitalize on potentially higher prices in the spot market. We seek to have 70–90% of one-year forward production committed pursuant to long-term contracts, as of the end of the prior calendar year. During periods of high prices, such as the current period, we may seek to lengthen the average remaining term of our contracts and reduce the open tonnage for future periods. We believe that our low financial leverage provides us flexibility to be opportunistic about coal sales.

Maintaining our position as a low-cost producer

We believe our culture of seeking to maximize productivity and minimize costs will enable us to maintain our position as a low-cost producer:

•	Productivity: High productivity is a key area of focus for all of our employees and is a core component of the James River culture. We compare our five mining complexes on tonnage, Linear Feet (of mine advance) Per Man Hour (LFPMH) and other metrics, which helps us to assess the relative performance of our operations. We employ an incentive-based compensation structure for our mine-level employees based in part on tonnage produced and on efficiency.

•	Costs: We actively monitor our spending and fixed-cost base by continuously assessing our cost per ton produced. We selectively use our capital to enhance our cost structure and overall productivity by, for example, investing in preparation plants and conveyors. Furthermore, we focus on minimizing non-mining costs, such as administrative overhead.

Maximizing the consistency and profitability of our mining operations through diversification and balance

In order to minimize volatility inherent in mining operations, we will continue to strive for balanced exposure to the following aspects of our business:

•	Mining methods: While maintaining our strength in underground mining, we intend to expand our surface mining operations. Triad currently operates six surface mines and one underground mine, which will significantly enhance the balance between our underground and surface mining operations. We expect that adding surface mines to our operations will reduce the overall costs per ton and volatility of the production at our mining operations.

•	Coal basins: In addition to expanding our production in the Central Appalachian basin, we plan to expand our operations in other coal basins. Through the Triad acquisition, we will begin operating in the Illinois basin, thereby diversifying our operations into an area with supply/demand dynamics and mining conditions that differ from those in Central Appalachia.

•	Other diversification opportunities: In addition to seeking balance between mining methods and coal basins, we will seek opportunities in other energy-related areas within our existing regions of operation.

Pursuing growth opportunities via the efficient use of capital

We plan to continue to increase our production, grow our reserve base, and enhance productivity in a manner consistent with our capital discipline. In making capital allocation decisions, we will focus on projects that we expect will generate a rate of return significantly in excess of our cost of capital. We seek to grow our annual production through internal production additions as well as acquisitions. We are currently considering internal growth projects that are expected to add approximately 1.25 million tons of annual production for a total cost of approximately $26 million. Additionally, we recently announced an agreement to acquire Triad for $75.0 million, consisting of $64.0 million in cash and $11.0 million of our common stock. In 2004, Triad produced approximately 3.4 million tons and generated EBITDA of $18.6 million. We define Triad’s EBITDA and reconcile it to Triad’s net income under “The Triad Acquisition—Selected Historical Consolidated Financial Information.” In evaluating other expansion opportunities, we will seek to pursue opportunities that provide meaningful synergies, including the mining of properties adjacent to our existing operations.

Demand for Coal

According to the EIA, coal is the primary source of fuel for electricity generation in the United States; coal fuels more electricity generation than all other energy sources combined. According to the EIA, in 2003, coal-fueled plants generated an estimated 50% of the nation’s electricity, followed by nuclear (20%) and natural gas (18%). This is primarily a result of coal’s cost advantage relative to other fuel sources.

We believe that growth in coal consumption will be driven primarily by three factors. First, competition for cost efficient energy should cause more utilities to use coal as their primary source of fuel. Second, growth in electricity demand will drive demand for coal. Third, as aggregate emissions from U.S. coal-fueled plants continue to decline, the appeal of coal as a source of fuel will increase further.

Additional Information

We were incorporated in the Commonwealth of Virginia in June 1991. Our principal executive offices are located at 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219 and our telephone number is (804) 780-3000. Our web site is http://www.jamesrivercoal.com. The information contained on our web site is not incorporated in this prospectus.

Risk Factors

Investing in our notes involves substantial risks. You should carefully consider the information in the “Risk Factors” section and all other information included in this prospectus before investing in our notes.

Summary Historical and Unaudited Pro Forma Financial Information

Upon emergence from bankruptcy in May 2004, we adopted “fresh start” accounting as contained in the American Institute of Certified Public Accountant’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). In connection with the implementation of fresh start accounting, we recorded a gain of approximately $178.0 million from the extinguishment of our debt. Other adjustments were made to reflect the provisions of the Plan of Reorganization and to adjust the assets of the reorganized company to their estimated fair value and liabilities to their estimated present value. The estimated fair value of our fixed assets was based on an appraisal performed for one of our lenders in connection with our reorganization. For financial reporting purposes, these transactions were reflected in our operating results before emergence.

Our consolidated financial statements after emergence are those of a new reporting entity (the “Successor Company”) and are not comparable to the financial statements of the pre-emergence company (the “Predecessor Company”). For a complete discussion of our application of fresh start accounting, including the impact on historical results of operations, cash flows and financial position, please refer to our December 31, 2004 consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents our selected consolidated financial and operating data as of and for each of the periods indicated. The selected condensed consolidated financial data for the three months ended March 31, 2005 (successor period) and the three months ended March 31, 2004 (predecessor period) are derived from our unaudited condensed consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and operating results for these periods. The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year. The selected consolidated financial data as of and for each of the years ended December 31, 2001 through December 31, 2003 and the four months ended April 30, 2004 (predecessor periods) and the eight months ended December 31, 2004 (successor period) are derived from our consolidated financial statements. The following unaudited pro forma consolidated financial data as of and for the three months ended March 31, 2005 and the year ended December 31, 2004 have been prepared to give effect to the completion of this offering and the concurrent common stock offering and the application of the net proceeds therefrom to refinance our debt and finance the Triad acquisition, as described under “Use of Proceeds” and “The Triad Acquisition,” and the application of fresh start accounting as of January 1, 2004 as described under “Business—Recent Reorganization.” The Triad financial data for the periods ended March 31, 2005 and March 31, 2004 are derived from Triad’s unaudited condensed consolidated financial statements, and in the opinion of Triad’s management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of Triad’s financial position and operating results for these periods. The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year.

The selected consolidated financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the “Unaudited Pro Forma Condensed Consolidated Financial Statements,” our consolidated financial statements and related notes and the consolidated financial statements and related notes of Triad included in this prospectus.

					Predecessor Company
							Year Ended December 31,
	Pro Forma Three Months Ended 3/31/05	Successor Company Three Months Ended 3/31/05	Pro Forma Twelve Months Ended 12/31/04	Successor Company Eight Months Ended 12/31/04	Four Months Ended 4/30/04	Three Months Ended 3/31/04	2003	2002	2001
	(All amounts in thousands, except per ton amounts)
Statement of Operations Data:
Revenues	$121,271	97,875	427,250	231,698	113,949	80,858	304,052	397,599	384,248
Cost of coal sold	98,145	80,942	339,511	190,926	89,294	65,707	278,939	344,222	328,408
Depreciation, depletion, and amortization	12,214	9,478	42,572	21,765	12,314	9,272	40,427	46,393	43,175
Gross profit (loss)	10,912	7,455	45,167	19,007	12,341	5,879	(15,314)	6,984	12,665
Selling, general, and administrative expenses	6,259	5,035	24,226	11,412	5,023	3,561	19,835	19,994	15,725
Other operating expenses	—	—	—	—	—	—	—	26,554	—
Operating income (loss)	4,653	2,420	20,941	7,595	7,318	2,318	(35,149)	(39,564)	(3,060)
Interest expense	3,832	2,186	15,433	5,733	567	403	18,536	29,883	23,923
Interest income	(21)	(21)	(72)	(72)	—	—	(144)	(1,003)	(662)
Miscellaneous income, net	(52)	(123)	(1,221)	(833)	(331)	(53)	(1,519)	(1,222)	206
Reorganization items, net	—	—	—	—	(100,907)	1,557	7,630	—	—
Income tax expense (benefit)	198	69	1,701	791	—	—	(2,891)	(8,125)	(10,318)
Income (loss) before cumulative effect of accounting change	696	309	5,100	1,976	107,989	411	(56,761)	(59,097)	(16,209)
Cumulative effect of accounting change	—	—	—	—	—	—	(3,045)	—	—
Net income (loss)	696	309	5,100	1,976	107,989	411	(59,806)	(59,097)	(16,209)
Preferred dividends	—	—	—	—	—	—	(340)	(680)	(595)
(Increase) decrease in redemption amount of redeemable common stock	—	—	—	—	—	—	—	8,798	45,831
Net income (loss) attributable to common shareholders	696	309	5,100	1,976	107,989	411	(60,146)	(50,979)	29,027

Consolidated Balance Sheet Data (at end of period):
Working capital (deficit) (1)	48,610	4,213		10,046	5,896	12,227	9,009	(263,146)	(241,857)
Property, plant, and equipment, net	308,120	260,781		255,575	254,259	254,646	257,156	270,989	310,643
Total assets	473,716	341,133		327,826	332,589	327,241	318,289	340,311	393,411
Long term debt, including current portion	150,885	95,000		95,000	6,400	6,400	—	252,876	249,576
Liabilities subject to compromise	—	—		—	319,451	319,813	319,595	—	—
Total shareholders’ equity (deficit)	120,973	66,342		65,585	(127,837)	(123,189)	(123,601)	(68,726)	(9,034)

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in)
Operating activities		12,689		14,098	1,513	(3,071)	23,033	28,899	30,793
Investing activities		(14,711)		(21,744)	(9,463)	(6,796)	(15,660)	(33,522)	(43,640)
Financing activities		(133)		10,224	4,361	6,299	(2,489)	3,347	14,119
Capital expenditures	16,446	14,690	40,037	25,811	9,521	6,815	20,116	22,925	43,694

Other Financial Data:
Adjusted EBITDA (2)	16,919	12,021	64,734	30,193	19,963	11,643	6,797	8,051	39,909
Long term debt, including current portion (3)	150,885	95,000		95,000	325,851	326,213	319,595	252,876	249,576
Interest expense	3,832	2,186	15,433	5,733	567	403	18,536	29,883	23,923
Ratio of earnings to fixed charges (4)	1.2	1.2	1.4	1.5	160.3	2.2	—	—	—

Supplemental Operating Data:
Tons sold	3,128	2,228	12,273	5,775	3,107	2,287	10,083	13,926	14,065
Tons produced	3,206	2,301	12,235	5,770	3,081	2,400	9,294	12,350	13,134
Revenue per ton sold (excluding synfuel)	$38.30	43.27	34.21	39.21	35.98	34.65	29.53	28.26	27.29

(1)	Working capital is current assets less current liabilities.

(2)	Adjusted EBITDA is a measure used by management to measure operating performance. We define Adjusted EBITDA as net income plus interest expense (net), income tax expense (benefit) and depreciation, depletion and amortization (EBITDA), as thereafter adjusted by management for items related to our reorganization and the cumulative effect of accounting changes, to better measure our operating performance. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we use Adjusted EBITDA in evaluating acquisition targets.

Adjusted EBITDA is not a recognized term under GAAP and is not an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or an alternative to cash flow from operating activities as a measure of operating liquidity. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, interest payments and other contractual obligations. The amounts presented for Adjusted EBITDA differ from the amounts calculated under the definition of EBITDA used in our debt covenants. The definition of EBITDA used in our debt covenants is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

Our pro forma Adjusted EBITDA for the three months ended March 31, 2005 and the year ended December 31, 2004 and our Adjusted EBITDA for the three months ended March 31, 2005, the three months ended March 31, 2004, the eight months ended December 31, 2004, the four months ended April 30, 2004 and the years ended December 31, 2003, 2002 and 2001 is calculated and reconciled to net income in the table below:

					Predecessor Company
							Year Ended December 31,
	Pro Forma Three Months Ended 3/31/05	Successor Company Three Months Ended 3/31/05	Pro Forma Twelve Months Ended 12/31/04	Successor Company Eight Months Ended 12/31/04	Four Months Ended 4/30/04	Three Months Ended 3/31/04	2003	2002	2001
	(All amounts in thousands)
Net income (loss)	$696	309	5,100	1,976	107,989	411	(59,806)	(59,097)	(16,209)
Income tax expense (benefit)	198	69	1,701	791	—	—	(2,891)	(8,125)	(10,318)
Interest expense	3,832	2,186	15,433	5,733	567	403	18,536	29,883	23,923
Interest income	(21)	(21)	(72)	(72)	—	—	(144)	(1,003)	(662)
Depreciation, depletion, and amortization	12,214	9,478	42,572	21,765	12,314	9,272	40,427	46,393	43,175
EBITDA	16,919	12,021	64,734	30,193	120,870	10,086	(3,878)	8,051	39,909
Cumulative effect of accounting change	—	—	—	—	—	—	3,045	—	—
Reorganization items, net	—	—	—	—	(100,907)	1,557	7,630	—	—
Adjusted EBITDA	$16,919	12,021	64,734	30,193	19,963	11,643	6,797	8,051	39,909

(3)	During the predecessor period, debt includes liabilities subject to compromise.

(4)	For purposes of this computation, “earnings” consist of pre-tax income from continuing operations plus fixed charges. “Fixed charges” consist of interest expense on all indebtedness plus amortization of deferred costs of financing and the interest component of lease rental expense. Earnings were insufficient to cover fixed charges by $59.7 million, $67.2 million and $26.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Excluding the effect of the Triad acquisition, the pro forma ratio of earnings to fixed charges is 37.0 for the four months ended April 30, 2004 (Predecessor Company). The amount of the pro forma deficiency of earnings to fixed charges for the three months ended March 31, 2005 (Successor Company) and the eight months ended December 31, 2004 (Successor Company) is $1,585 and $4,376, respectively.

The Offering

Issuer	James River Coal Company
Securities offered	$150 million aggregate principal amount of Senior Notes due 2012.
Offering price	100% of the principal amount.
Maturity	June 1, 2012.
Interest rate	9.375% per annum.
Interest payment dates	Semi-annually on June 1 and December 1 of each year, commencing on December 1, 2005.
Ranking
The notes will be our senior unsecured obligations, and will (i) rank equally with all of our other existing and future unsecured and unsubordinated debt, (ii) rank senior to all existing and future subordinated debt, (iii) rank junior to all obligations, including trade payables, of our subsidiaries (other than subsidiary guarantors), and (iv) be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness, including indebtedness outstanding under our proposed new senior secured credit facility.

Similarly, guarantees of the senior notes will be unsecured senior obligations of the subsidiary guarantors and will (i) rank equally in right of payment to all of the applicable subsidiary guarantor’s existing and future senior indebtedness, including its guarantee of our new senior secured credit facility, (ii) rank senior in right of payment to all of the applicable subsidiary guarantor’s existing and future senior subordinated indebtedness, and (iii) be effectively subordinated in right of payment to the applicable subsidiary guarantor’s secured debt, including its guarantee of our new senior secured credit facility, to the extent of the value of the assets securing such debt, and all liabilities and preferred stock of the applicable subsidiary guarantor’s subsidiaries that do not guarantee the senior notes.

Assuming the offering, the common stock offering, our proposed new senior secured credit facility and the Triad acquisition had been completed as of March 31, 2005 on a pro forma basis, we and the initial subsidiary guarantors would have had $0.9 million of consolidated indebtedness outstanding, other than the notes, all of which would have been secured indebtedness. For more information on the ranking of the notes, see “Description of the Notes—Ranking.”

Optional redemption
We may redeem the notes, in whole or in part, at any time on or after June 1, 2009 at the redemption prices specified under “Description of the Notes—Optional Redemption” plus accrued and unpaid interest to the redemption date, after giving the required notice under the indenture governing the notes.

In addition, at any time prior to June 1, 2008 we may redeem up to 35% of the principal amount of the notes with the net cash proceeds of a public equity offering at a redemption price (expressed as a percentage of principal amount) of 109.375%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such public equity offering.

Guarantees
Payment of the principal of, premium, if any, and interest on the notes will be guaranteed, jointly and severally, on an unsecured unsubordinated basis by each restricted subsidiary (other than a foreign subsidiary) existing on the closing date. In addition, each future restricted subsidiary (other than a foreign subsidiary), including Triad, upon consummation of the Triad acquisition, will guarantee the payment of the principal of, premium, if any, and interest on the notes.

The obligations of each subsidiary guarantor under its note guarantee will be limited so as not to constitute a fraudulent conveyance under applicable Federal or state laws. Each subsidiary guarantor that makes a payment or distribution under its note guarantee will be entitled to contribution from any other subsidiary guarantor or us, as the case may be.

The note guarantee issued by any subsidiary guarantor will be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer to any person (other than an affiliate of ours) of all the capital stock of such subsidiary guarantor or (2) the designations of such subsidiary guarantor as an unrestricted subsidiary, in each case, in compliance with the terms of the indenture governing the notes.

Change in control
If we experience a change in control, we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase.

Restrictive covenants	The indenture will contain covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:
• incur additional debt and, in the case of restricted subsidiaries, issue preferred stock;
• pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;
• place limitations on dividends, distributions or asset transfers from restricted subsidiaries;
• issue guarantees;
• sell or exchange assets;
• enter into transactions with affiliates;

• create liens;
• engage in unrelated businesses; and
• effect mergers.
Use of proceeds
We estimate that we will receive gross proceeds of $150.0 million from our sale of the notes in this offering and approximately $48.7 million from our sale of common stock in the concurrent offering. If the underwriters exercise their over-allotment option in full, we estimate that we will receive net proceeds of approximately $65.8 million from our sale of common stock.

We intend to use the net proceeds of this offering and the concurrent common stock offering in the following manner:
• approximately $95.0 million (without giving effect to payments since March 31, 2005) to repay amounts outstanding under our Senior Secured Credit Facility and our Term Credit Facility;
• approximately $58.7 million to finance the Triad acquisition;
• approximately $11.4 million for offering expenses, including underwriting discounts, and for the pre-payment penalty under our existing debt facilities; and
• approximately $33.6 million for general corporate purposes, which may be used to fund internal growth projects or to reduce the underfunded portion of our pension plan.

If the Triad acquisition is not consummated, the amount of the net proceeds of this offering and the concurrent common stock offering available for general corporate purposes will increase commensurately. Completion of this notes offering is not contingent upon completion of the common stock offering. See “Use of Proceeds.”

Concurrent Financings

Concurrently with this offering, we are also offering by separate prospectus 1,500,000 shares of common stock and one of our shareholders is offering 2,000,000 shares of our common stock. Completion of this notes offering is not contingent upon completion of the common stock offering. We cannot assure you that we will complete the concurrent common stock offering.

We also intend to enter into a proposed new $100 million senior secured credit facility. The proposed new senior secured credit facility is contingent upon completion of the Triad acquisition. See “Description of Other Indebtedness” for a description of the proposed new senior secured credit facility.

RISK FACTORS

An investment in the notes offered hereby involves a significant degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before you decide to buy our notes. While we have described all risks and uncertainties that we believe to be material to our business, it is possible that other risks and uncertainties that affect our business will arise or become material in the future.

Risks Related to the Coal Industry

Because the demand and pricing for coal is greatly influenced by consumption patterns of the domestic electricity generation industry, a reduction in the demand for coal by this industry would likely cause our profitability to decline significantly.

We derived 83% of our total revenues (contract and spot) in 2004, and 88% of our total revenue in 2003, from our electric utility customers. Fuel cost is a significant component of the cost associated with coal-fired power generation, with respect to not only the price of the coal, but also the costs associated with emissions control and credits (i.e., sulfur dioxide, nitrogen oxides, etc.), combustion by-product disposal (i.e., ash) and equipment operations and maintenance (i.e., materials handling facilities). All of these costs must be considered when choosing between coal generation and alternative methods, including natural gas, nuclear, hydroelectric and others.

Weather patterns also can greatly affect electricity generation. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the lowest-cost sources of power generation when deciding which generation sources to dispatch. Accordingly, significant changes in weather patterns could reduce the demand for our coal.

Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. Robust economic activity can cause much heavier demands for power, particularly if such activity results in increased utilization of industrial assets during evening and nighttime periods. The economic slowdown experienced during the last several years significantly slowed the growth of electrical demand and, in some locations, resulted in contraction of demand.

Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause our profitability to decline.

Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost-sensitive, deregulation may have a negative effect on our profitability.

Changes in the export and import markets for coal products could affect the demand for our coal, our pricing and our profitability.

We compete in a worldwide market. The pricing and demand for our products is affected by a number of factors beyond our control. These factors include:

•	currency exchange rates;

•	growth of economic development; and

•	ocean freight rates.

Any decrease in the amount of coal exported from the United States, or any increase in the amount of coal imported into the United States, could have a material adverse impact on the demand for our coal, our pricing and our profitability.

Increased consolidation and competition in the U.S. coal industry may adversely affect our revenues and profitability.

During the last several years, the U.S. coal industry has experienced increased consolidation, which has contributed to the industry becoming more competitive. According to Platts, the world’s largest energy information provider, although there are more than 600 coal producers in the United States, the ten largest coal companies accounted for approximately 63% of total domestic coal production in 2003. Consequently, many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than us. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and profitability.

Fluctuations in transportation costs and the availability and dependability of transportation could affect the demand for our coal and our ability to deliver coal to our customers.

Increases in transportation costs could have an adverse effect on demand for our coal. Customers choose coal supplies based, primarily, on the total delivered cost of coal. Our coal is generally shipped via rail systems (CSX and Norfolk Southern), although we also transport a small portion of our coal by truck. During 2004, we shipped in excess of 95% of our coal via CSX. Any increase in transportation costs would cause an increase in the total delivered cost of coal. That could cause some of our customers to seek less expensive sources of coal or alternative fuels to satisfy their energy needs. In addition, significant decreases in transportation costs from other coal-producing regions, both domestic and international, could result in increased competition from coal producers in those regions. For instance, coal mines in the western U.S. could become more attractive as a source of coal to consumers in the eastern U.S. if the costs of transporting coal from the West were significantly reduced.

We depend primarily upon railroads, and, in particular, the CSX railroad, to deliver coal to our customers. Disruption of railroad service due to weather-related problems, strikes, lockouts, bottlenecks and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. Decreased performance levels over longer periods of time could cause our customers to look elsewhere for their fuel needs, negatively affecting our revenues and profitability.

During 2004, the major eastern railroads (CSX and Norfolk Southern) experienced significant service problems. These problems were caused by an increase in overall rail traffic from the expanding economy and shortages of both equipment and personnel. The service problems had an adverse effect on our shipments during several months in 2004. If these service problems persist, they could have an adverse impact on our financial results in 2005 and beyond.

Also during 2004, both the State of West Virginia and the Commonwealth of Kentucky began to vigorously enforce loaded weight limits for trucks hauling coal on state and local roads. This has caused a disruption of service for several mining companies in our geographic area. These enforcement programs could disrupt our coal hauling service and/or impact hauling costs in the future.

Shortages or increased costs of skilled labor in the Central Appalachian coal region may hamper our ability to achieve high labor productivity and competitive costs.

Coal mining continues to be a labor-intensive industry. As the demand for coal has increased, many producers have attempted to increase coal production, which has resulted in a competitive market for the limited supply of trained coal miners in the Central Appalachian region. In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen. To maintain current production levels, we may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by our competitors. Any future shortage of skilled miners, or increases in our labor costs, could have an adverse impact on our labor productivity and costs and on our ability to expand production.

Government laws, regulations and other requirements relating to the protection of the environment, health and safety and other matters impose significant costs on us, and future requirements could limit our ability to produce coal.

We are subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water quality standards;

•	plant, wildlife and wetland protection;

•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment, including air emissions and wastewater discharge;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations. We could incur substantial costs, including clean up costs, fines, civil or criminal sanctions and third party claims for personal injury or property damage as a result of violations of or liabilities under these laws and regulations.

The coal industry is also affected by significant legislation mandating specified benefits for retired miners. In addition, the utility industry, which is the most significant end user of coal, is subject to extensive regulation regarding the environmental impact of its power generating activities. Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal thereby reducing demand for coal as a fuel source, the volume of our coal sales and price or could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

New legislation, regulations and orders adopted or implemented in the future (or changes in interpretations of existing laws and regulations) may materially adversely affect our mining operations, our cost structure and our customers’ operations or ability to use coal.

The majority of our coal supply agreements contain provisions that allow the purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in too great an increase in the cost of coal. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

The passage of legislation responsive to the Framework Convention on Global Climate Change or similar governmental initiatives could result in restrictions on coal use.

The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. In December 1997, the signatories to the convention established a potentially binding set of emissions targets for developed nations. Although the specific emissions targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. The U.S. Senate has not ratified the treaty commitments, and the Bush administration has officially opposed the Kyoto Protocol and has proposed an alternative to reduce the intensity of United States emissions of greenhouse gases. With Russia’s ratification of the Kyoto Protocol in 2004, it became binding on all ratifying countries. The implementation of the Kyoto Protocol in a number of countries, and other emissions limits, such as those adopted by the European Union, could affect demand for coal outside the United States. If the Kyoto Protocol or other comprehensive legislation focusing on greenhouse gas emissions is enacted by the United States, it could have the effect of restricting the use of coal. Other efforts to reduce emissions of greenhouse gases and federal initiatives to encourage the use of natural gas also may affect the use of coal as an energy source.

We are subject to the federal Clean Water Act and similar state laws which impose treatment, monitoring and reporting obligations.

The federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharges into regulated waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. New requirements under the Clean Water Act and corresponding state laws could cause us to incur significant additional costs that adversely affect our operating results.

New regulations have expanded the definition of black lung disease and generally made it easier for claimants to assert and prosecute claims, which could increase our exposure to black lung benefit liabilities.

In January 2001, the United States Department of Labor amended the regulations implementing the federal black lung laws to give greater weight to the opinion of a claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents. The amendments also alter administrative procedures for the adjudication of claims, which, according to the Department of Labor, results in streamlined procedures that are less formal, less adversarial and easier for participants to understand. These and other changes to the federal black lung regulations could significantly increase our exposure to black lung benefits liabilities.

In recent years, legislation on black lung reform has been introduced but not enacted in Congress. It is possible that this legislation will be reintroduced for consideration by Congress. If any of the proposals included in this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. Any such changes in black lung legislation, if approved, may adversely affect our business, financial condition and results of operations.

Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline.

The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Compliance with such laws and regulations, which can take a variety of forms, may reduce demand for coal as a fuel source because they require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards, which may lead these generators to switch to other fuels that generate less of these emissions and may also reduce future demand for the construction of coal-fired power plants.

The U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. We supply coal to some of the currently-affected utilities, and it is possible that other of our customers will be sued. These lawsuits could require the utilities to pay penalties, install pollution control equipment or undertake other emission reduction measures, any of which could adversely impact their demand for our coal.

A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.

The Clean Air Act also imposes standards on sources of hazardous air pollutants. For example, the EPA has announced that it would regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in controls by power plant operators. These standards and future standards could have the effect of decreasing demand for coal.

Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, reducing the demand for coal.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards related to coal combustion. As a result, they may switch to other fuels, which would affect the volume of our sales.

Coal contains impurities, including sulfur, nitrogen oxide, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal thereby reducing demand for coal as a fuel source, the volume of our coal sales and price. Stricter regulations could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Each option has limitations. Lower sulfur coal may be more costly to purchase on an energy basis than higher sulfur coal depending on mining and transportation costs. The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants.

On March 15, 2005, the U.S. Environmental Protection Agency adopted a new federal rule to cap and reduce mercury emissions from both new and existing coal-fired power plants. The reductions will be implemented in stages, primarily through a market-based cap-and-trade program. Nevertheless, the new regulations will likely require some power plants to install new equipment, at substantial cost, or discourage the use of certain coals containing higher levels of mercury.

Other new and proposed reductions in emissions of sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases may require the installation of additional costly control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels. For example, the Environmental Protection Agency recently proposed separate regulations to reduce the interstate transport of fine particulate matter and ozone through reductions in sulfur dioxides and nitrogen oxides through the eastern United States. The Environmental Protection Agency continues to require reduction of nitrogen oxide emissions in 22 eastern states and the District of Columbia and will require reduction of particulate matter emissions over the next several years for areas that do not meet air quality standards for fine particulates. In addition, Congress and several states are now considering legislation to further control air emissions of multiple pollutants from electric generating facilities and other large emitters. These new and proposed reductions will make it more costly to operate coal-fired plants and could make coal a less attractive fuel alternative to the planning and building of utility power plants in the future. To the extent that any new or proposed requirements affect our customers, this could adversely affect our operations and results.

We must obtain governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on our operations.

Numerous governmental permits and approvals are required for mining operations. Our operations are principally regulated under permits issued by the Kentucky Environmental and Public Protection Cabinet pursuant to the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. In addition, we often are required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal might have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or, if issued, may not be issued in a timely fashion, or may involve requirements which restrict our ability to conduct our mining operations or to do so profitably.

Prior to placing excess fill material in valleys, coal mining companies are required to obtain a permit from the U.S. Army Corps of Engineers under Section 404 of the Clean Water Act. The permit can be either a simplified Nation Wide Permit #21 (“NWP 21”) or a more complicated individual permit. On July 8, 2004, U.S. District Judge Joseph R. Goodwin of the Southern District of West Virginia, Huntington Division found that NWP 21 is in violation of the Clean Water Act. This ruling applies only to certain counties in southern West Virginia (where we do not now operate) and does allow permits to continue to be issued under the more costly and time consuming individual permit process. It is possible that in the future, a similar ruling could be made for our operating areas.

In January 2005, a virtually identical claim to that filed in West Virginia was filed in Kentucky. The plaintiffs in this case, Kentucky River Keeper, Inc., et al. v. Colonel Robert A. Rowlette, Jr., et al., Civil Action No 05-CV-36-JBC, seek the same relief as that sought in West Virginia. Though the matter has just been initiated, it is possible that an adverse ruling could be made in this matter, which would have an adverse effect on our operations.

Litigation or regulatory changes resulting in restrictions on underground mining activities could impact our operations.

In the future, we intend to conduct underground mining activities on properties that are within federally protected lands or national forests or other potentially protected areas. Litigation challenging, or any future regulatory changes restricting, underground mining activities in such areas could impact our operations and/or lead to additional costs. For example, on March 29, 2002, the United States District Court for the District of Columbia issued a ruling that could restrict underground mining activities conducted in the vicinity of public roads, within a variety of federally protected lands, within national forests and within a certain proximity of occupied dwellings. The lawsuit, Citizens Coal Council v. Norton, was filed in February 2000 to challenge regulations issued by the Department of Interior providing, among other things, that subsidence and underground mining activities that may lead to subsidence are not surface mining activities within the meaning of SMCRA. SMCRA generally contains restrictions and certain prohibitions on the locations where surface mining activities can be conducted. The District Court entered summary judgment on the plaintiffs’ claims that the Secretary of the Interior’s determination violated SMCRA. This decision was later reversed by the United States Court of Appeals for the Fourth Circuit, which upheld the regulation. In February 2004, the U.S. Supreme Court denied a petition for a writ of certiorari filed by the Citizens Coal Council and others requesting U.S. Supreme Court review.

Any future litigation of this issue resulting in rulings similar to that of the above District Court decision, or future regulatory changes otherwise limiting the exceptions to surface mining activities under SMCRA discussed above, would pose a potential restriction on underground mining activities, such as those within 100 feet of a public road as well as other areas where we may conduct such activities. While, even if that occurs, it could remain possible to obtain permits for underground mining operations in these areas, the time and expense of that permitting process would be likely to increase significantly and any such restrictions placed on the mining of those properties could adversely affect our costs.

We have significant reclamation and mine closure obligations. If the assumptions underlying our accruals are materially inaccurate, we could be required to expend greater amounts than anticipated.

The SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143 (SFAS 143) to account for the costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. This statement requires the fair value of an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. At March 31, 2005, we had accrued $16.2 million related to estimated mine reclamation costs. These amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, these obligations are unfunded. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers could cause delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Operations

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

For 2004, we generated approximately 71% of our total revenues from several long-term contracts with electrical utilities, including 30% from our largest customer, Georgia Power Company, and 20% from South Carolina Public Service Authority. At December 31, 2004, we had coal supply agreements with these customers that expire at various times from 2005 to 2007. In addition, in 2004, Triad generated virtually all of its revenue from long-term contracts with four customers, including 49% from Indianapolis Power and Light, 20% from Vectren Fuels, 20% from Hoosier Energy Rural Electric Cooperative and 11% from Alcoa Power Generating. The execution of a substantial coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract.

Many of our coal supply agreements contain provisions that permit adjustment of the contract price upward or downward at specified times. Failure of the parties to agree on a price under those provisions may allow either party to either terminate the contract or reduce the coal to be delivered under the contract. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by the customer or us during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as:

•	British thermal units (Btu’s);

•	sulfur content;

•	ash content;

•	grindability; and

•	ash fusion temperature.

In some cases, failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. In addition, all of our contracts allow our customers to renegotiate or terminate their contracts in the event of changes in regulations or other governmental impositions affecting our industry that increase the cost of coal beyond specified limits. Further, we and Triad have been required in the past to purchase sulfur credits or make other pricing adjustments to comply with contractual requirements of our customers relating to the sulfur content of coal sold to them, and may be required to do so in the future.

The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements are modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. The current strength in the coal market may not continue. As a result, we might not be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire.

Our profitability will be negatively impacted if we are unable to balance our mix of contract and spot sales.

We have implemented a sales plan that includes long-term contracts (greater than one year) and spot sales/short-term contracts (less than one year). We have structured our sales plan based on the assumptions that demand will remain adequate to maintain current shipping levels and that any disruptions in the market will be relatively short-lived. If we are unable to maintain a balance of contract sales with spot sales, or our markets become depressed for an extended period of time, our volumes and margins could decrease, negatively affecting our profitability.

Our ability to operate our company effectively could be impaired if we lose senior executives or fail to employ needed additional personnel.

The loss of senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We might not continue to be able to employ key personnel, or to attract and retain qualified personnel in the future. Failure to retain senior executives or attract key personnel could have a material adverse effect on our operations and financial results.

Unexpected increases in raw material costs could significantly impair our operating results.

Our coal mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials, including the roof bolts required by the room and pillar method of mining described below. Scrap steel prices have risen significantly in recent months, and historically, the prices of scrap steel and petroleum have fluctuated. If the price of steel or other of these materials increase, our operational expenses will increase, which could have a significant negative impact on our operating results.

Coal mining is subject to conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

Our coal mining operations are conducted, in large part, in underground mines and, to a lesser extent, at surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. These conditions or events have included:

•	variations in thickness of the layer, or seam, of coal;

•	variations in geological conditions;

•	amounts of rock and other natural materials intruding into the coal seam;

•	equipment failures and unexpected major repairs;

•	unexpected maintenance problems;

•	unexpected departures of one or more of our contract miners;

•	fires and explosions from methane and other sources;

•	accidental minewater discharges or other environmental accidents;

•	other accidents or natural disasters; and

•	weather conditions.

Mining in Central Appalachia is complex due to geological characteristics of the region.

The geological characteristics of coal reserves in Central Appalachia, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, operators in Central Appalachia, including us.

Our future success depends upon our ability to acquire or develop additional coal reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. Since we attempt, where practical, to mine our lowest-cost reserves first, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our planned development and exploration projects might not result in significant additional reserves, and we might not have continuing success developing additional mines. For example, our construction of additional mining facilities necessary to exploit our reserves could be delayed or terminated due to various factors, including unforeseen geological conditions, weather delays or unanticipated development costs. Our ability to acquire additional coal reserves in the future also could be limited by restrictions under our existing or future debt facilities, competition from other coal companies for attractive properties, or the lack of suitable acquisition candidates.

In order to develop our reserves, we must receive various governmental permits, as discussed in “Government Regulation” below. We have not yet applied for the permits required or developed the mines necessary to mine all of our reserves. In addition, we might not continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Our financial performance may suffer if we do not successfully develop our new mine at the McCoy Elkhorn mining complex.

We are currently developing a new underground mine at our McCoy Elkhorn mining complex. This mine will be below drainage; in other words, because the coal seam does not intersect the surface in the vicinity of the mining area, it must be accessed through excavated passageways from the surface. Accordingly, we were required to construct a slope and a shaft for the transportation of miners, equipment and supplies to the mine. The time, expense and risk of developing such a below drainage mine may be greater than those of a drift mine. The capital expenditures required for this mine and the related preparation plant upgrade are expected to be approximately $23 million in 2005.

If our actual capital expenditures exceed forecasted levels, if mining conditions are less favorable than expected or if we are unable to successfully implement our planned development and production schedule for this new mine (including potential delays caused by weather, unforeseen geological conditions or otherwise), our financial performance could be negatively affected.

Factors beyond our control could impact the amount and pricing of coal supplied by our independent contractors and other third parties.

In addition to coal we produce from our Company-operated mines, we have mines that typically are operated by independent contract mine operators, and we purchase coal from third parties for resale. For 2005, we anticipate approximately 11% of our total production will come from mines operated by independent contract mine operators and that almost 2% of our total coal sold will come from third party purchased coal sources. Operational difficulties, changes in demand for contract mine operators from our competitors and other factors beyond our control could affect the availability, pricing and quality of coal produced for us by independent contract mine operators. The demand for contract mining companies has increased significantly due to the current strong market prices for coal from central Appalachia. Due to our bankruptcy and the current strong market conditions, we lost the services of several contract mining companies beginning in 2003 and continuing in 2004. We are actively recruiting replacements for these operators lost in 2004. Disruptions in supply, increases in prices paid for coal produced by independent contract mine operators or purchased from third parties, or the availability of more lucrative direct sales opportunities for our purchased coal sources could increase our costs or lower our volumes, either of which could negatively affect our profitability.

We face significant uncertainty in estimating our recoverable coal reserves, and variations from those estimates could lead to decreased revenues and profitability.

Forecasts of our future performance are based on estimates of our recoverable coal reserves. Estimates of those reserves are based on studies conducted by Marshall Miller & Associates, Inc. in accordance with industry-accepted standards. A number of sources of information were used to determine recoverable reserves estimates, including:

•	currently available geological, mining and property control data and maps;

•	our own operational experience and that of our consultants;

•	historical production from similar areas with similar conditions;

•	previously completed geological and reserve studies;

•	the assumed effects of regulations and taxes by governmental agencies; and

•	assumptions governing future prices and future operating costs.

Reserve estimates will change from time to time to reflect, among other factors:

•	mining activities;

•	new engineering and geological data;

•	acquisition or divestiture of reserve holdings; and

•	modification of mining plans or mining methods.

Therefore, actual coal tonnage recovered from identified reserve areas or properties, and costs associated with our mining operations, may vary from estimates. These variations could be material, and therefore could result in decreased profitability. For a further discussion of our coal reserves, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” and “Business—Reserves.”

Our operations could be adversely affected if we are unable to obtain required surety bonds.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. As of March 31, 2005, we had outstanding surety bonds with third parties for post-mining reclamation totaling $26.6 million. Furthermore, we have surety bonds for an additional $42.8 million in place for our federal and state workers’ compensation obligations and other miscellaneous obligations. Insurance companies have informed us, along with other participants in the coal industry, that they no longer will provide surety bonds for workers’ compensation and other post-employment benefits without collateral. We have satisfied our obligations under these statutes and regulations by providing letters of credit or other assurances of payment. However, letters of credit can be significantly more costly to us than surety bonds. The issuance of letters of credit under our senior secured credit facility also reduces amounts that we can borrow under our senior secured credit facility for other purposes. If we are unable to secure surety bonds for these obligations in the future, and are forced to secure letters of credit indefinitely, our profitability may be negatively affected.

We have significant unfunded obligations for long-term employee benefits for which we accrue based upon assumptions, which, if incorrect, could result in us being required to expend greater amounts than anticipated.

We are required by law to provide various long-term employee benefits. We accrue amounts for these obligations based on the present value of expected future costs. We employed an independent actuary to complete estimates for our workers’ compensation and black lung (both state and federal) obligations. At March 31, 2005, the current and non-current portions of these obligations included $26.0 million for coal workers’ black lung benefits and $50.5 million for workers’ compensation benefits.

We use a valuation method under which the total present and future liabilities are booked based on actuarial studies. Our independent actuary updates these liability estimates annually. However, if our assumptions are incorrect, we could be required to expend greater amounts than anticipated. All of these obligations are unfunded. In addition, the federal government and the governments of the states in which we operate consider changes in workers’ compensation laws from time to time. Such changes, if enacted, could increase our benefit expenses and payments.

We may be unable to adequately provide funding for our pension plan obligations based on our current estimates of those obligations.

We provide pension benefits to eligible employees. As of December 31, 2004, we estimated that our pension plan was underfunded by approximately $21.9 million. As of the same date, we had long-term pension obligations of $15.7 million, with the difference between that amount and the underfunded amount due to unamortized actuarial losses. As of March 31, 2005, we had long-term pension obligations of $15.2 million. If future payments are insufficient to fund the pension plan adequately to cover our future pension obligations, we could incur cash expenditures and costs materially higher than anticipated. The pension obligation is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated.

As a result of our adoption of “fresh start” accounting in connection with our emergence from bankruptcy, you will not be able to compare our financial statements for periods before our emergence from bankruptcy with our financial results for periods after our emergence from bankruptcy.

As a result of the consummation of our Plan of Reorganization and the transactions contemplated thereby, we are operating our business under a new capital structure. In addition, we became subject to the fresh start accounting rules upon emerging from bankruptcy. Accordingly, our financial condition and results of operations disclosed for periods after our emergence from bankruptcy differ significantly from the financial condition or results of operations reflected in our financial statements for periods before our emergence from bankruptcy.

Substantially all of our assets are subject to security interests.

Substantially all of our cash, receivables, inventory and other assets are subject to various liens and security interests, including a first lien held by Wells Fargo Foothill, Inc. securing our existing senior secured credit facility and a second lien held by our pre-bankruptcy senior secured lenders securing our restructured term debt. Assuming we refinance these obligations with the proceeds of this offering and our concurrent common stock offering and enter into our proposed new senior secured credit facility, substantially all of our assets, including the capital stock of our subsidiaries, and, following the Triad acquisition, the capital stock of Triad and substantially all of its assets will be pledged to secure our obligations under our proposed new senior secured credit facility. If one of these security interest holders becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to its security interest, and the collateral accordingly would be unavailable to us and our other creditors, except to the extent, if any, that other creditors have a superior or equal security interest in the affected collateral or the value of the affected collateral exceeds the amount of indebtedness in respect of which these foreclosure rights are exercised.

We may be unable to comply with restrictions imposed by the terms of our indebtedness, which could result in a default under these agreements.

Our existing loan agreements impose, and our proposed new senior secured credit facility and the notes will impose, a number of restrictions on us. A failure to comply with these restrictions could adversely affect our ability to borrow under our senior secured credit facility or, following the refinancing transactions, our proposed new senior secured credit facility, or result in an event of default under these agreements and our other debt. Our credit facilities contain financial and other covenants that create limitations on our ability to, among other things, borrow the full amount under the revolver component of our senior secured credit facility or incur additional debt, and require us to maintain various financial ratios and comply with various other financial covenants. These covenants, under our existing loan agreements, include the following requirements:

•	minimum fixed charge coverage ratio;

•	maximum total leverage ratio;

•	minimum levels of consolidated tangible net worth;

•	minimum levels of Consolidated Total EBITDA (as defined in our credit facilities); and

•	maximum limits on capital expenditures.

We expect our proposed new senior secured credit facility to have similar financial covenants.

In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us and require the payment of amendment or waiver fees. Failure to comply with these restrictions, even if waived by our lenders, also could adversely affect our credit ratings, which could increase the costs of debt financings to us and impair our ability to obtain additional debt financing.

Changes in our credit ratings could adversely affect our costs and expenses.

Any downgrade in our credit ratings could adversely affect our ability to borrow and result in more restrictive borrowing terms, including increased borrowing costs, more restrictive covenants and the extension of less open credit. This, in turn, could affect our internal cost of capital estimates and therefore impact operational decisions.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

We conduct substantially all of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because we generally do not obtain title insurance or otherwise verify title to our leased properties, our right to mine some of our reserves has been in the past, and may again in the future, be adversely affected if defects in title or boundaries exist. In order to obtain leases or rights to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

Inability to satisfy contractual obligations may adversely affect our profitability.

From time to time, we have disputes with our customers over the provisions of long-term contracts relating to, among other things, coal quality, pricing, quantity and delays in delivery. In addition, we may not be able to produce sufficient amounts of coal to meet our commitments to our customers. Our inability to satisfy our contractual obligations could result in our need to purchase coal from third party sources to satisfy those obligations or may result in customers initiating claims against us. We may not be able to resolve all of these disputes in a satisfactory manner, which could result in substantial damages or otherwise harm our relationships with customers.

The disallowance or early termination of Section 29 tax credits for synfuel plants by the Internal Revenue Service could decrease our revenues.

We supply coal to a third party synfuel plant and receive fees for the handling, shipping and marketing of the synfuel product. Synfuel is a synthetic fuel product that is produced by chemically altering coal. In 2004, 2% of our total revenues came from synfuel handling, shipping and marketing revenues. Sales of the fuel processed through these types of facilities are eligible for non-conventional fuels tax credits under Section 29 of the Internal Revenue Code. The owner of the facility that we supply with coal has obtained a Private Letter Ruling (“PLR”) from the Internal Revenue Service confirming that the facility produces a qualified fuel eligible for Section 29 tax credits. The Section 29 tax credit program is scheduled to expire on December 31, 2007. There is a risk that the IRS could modify or disallow the Section 29 tax credit, or (in certain circumstances related to the market price of oil), terminate the credit earlier than expected, making operation of the synfuel plant unprofitable. If the synfuel plant ceases operations, we will no longer receive the handling, shipping and marketing fees for our services, which may negatively affect our profitability.

Our auditors have previously identified material weaknesses in our internal controls. Although we have remediated these material weaknesses, if additional internal control issues develop, we may be unable to accurately report our financial results, detect fraud or comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

In August 2004, our independent auditors advised our Audit Committee that they had identified material weaknesses in our internal controls in connection with the audit of our 2003 financial statements. First, our auditors identified a material weakness related to our controls around the data provided to our actuaries that was used in the actuarial valuation of our workers’ compensation and black lung benefit obligations. This material weakness led to a restatement of our 2002 and 2001 financial statements. Second, our auditors identified a material weakness related to the lack of controls over our year-end financial closing process and our ability to produce accurate consolidated financial statements. This weakness resulted in a significant number of audit adjustments that materially changed our preliminary 2003 consolidated financial statements. Our independent auditors also identified a need to add to the staff and strengthen the overall skills of our accounting department. We undertook remedial actions related to these material weaknesses. During the audit of our 2004 consolidated financial statements, our independent auditors did not identify any material weaknesses; however, their audit was not designed for the purpose of forming an opinion on the assessment or effectiveness of our internal controls over financial reporting.

Beginning with our annual report for the year ending December 31, 2005, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year and will also include our independent auditors’ evaluation of management’s assessment and effectiveness of our internal control over financial reporting.

Achieving compliance with Section 404 within the prescribed period, and remedying any deficiencies, significant deficiencies or additional material weaknesses that we or our auditors may identify, will require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remediate such deficiencies. In addition, we cannot assure you that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that we will be able to complete any work required for our management to be able to conclude that our internal control over financial reporting is effective. If we fail to timely remedy any deficiencies, significant deficiencies or additional material weaknesses that we or our auditors may identify, we may be unable to accurately report our financial results, detect fraud or comply with the requirements of Section 404. In addition, we can give no assurance that our independent auditors will agree with our management’s assessment or conclude that our internal control over financial reporting is effective.

We may be unable to exploit opportunities to diversify our operations.

Our future business plan may consider opportunities other than underground and surface mining in eastern Kentucky and, if the Triad acquisition is completed, Southern Indiana. We will consider opportunities to further increase the percentage of coal that comes from surface mines. We may also consider opportunities to expand both surface and underground mining activities in areas that are outside of eastern Kentucky and, if the Triad acquisition is completed, Southern Indiana. We may also consider opportunities in other energy-related areas, which are not prohibited by the Indenture governing our proposed new senior notes due 2012. If we undertake these diversification strategies and fail to execute them successfully, our financial condition and results of operations may be adversely affected.

There are risks associated with our acquisition strategy, including our inability to successfully complete acquisitions, our assumption of liabilities, dilution of your investment, significant costs and additional financing required.

We intend to expand our operations through strategic acquisitions of other coal mining companies, although we have no agreement, other than with respect to Triad, and no understanding for any other acquisition. Risks associated with our current and potential acquisitions include the disruption of our ongoing business, problems retaining the employees of the acquired business, assets acquired proving to be less valuable than expected, the potential assumption of unknown or unexpected liabilities, costs and problems, the inability of management to maintain uniform standards, controls, procedures and policies, the difficulty of managing a larger company, the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprises and the difficulty of integrating the acquired operations and personnel into our existing business.

We may choose to use shares of our common stock or other securities to finance a portion of the consideration for future acquisitions, either by issuing them to pay a portion of the purchase price or selling additional shares to investors to raise cash to pay a portion of the purchase price. If shares of our common stock do not maintain sufficient market value or potential acquisition candidates are unwilling to accept shares of our common stock as part of the consideration for the sale of their businesses, we will be required to raise capital through additional sales of debt or equity securities, which might not be possible, or forego the acquisition opportunity, and our growth could be limited. In addition, securities issued in such acquisitions may dilute the holdings of our current or future shareholders.

The proceeds of our proposed financing transactions may not be sufficient to finance any additional acquisitions.

We believe that the estimated net proceeds from this offering and the concurrent common stock offering, and available borrowings under our proposed new senior secured credit facility, will be adequate to refinance our existing debt and satisfy our cash costs of the Triad acquisition and our operating and capital requirements for at least the next 12 months. However, such proceeds likely will not provide sufficient cash to fund any acquisitions beyond the Triad acquisition. Accordingly, we may need to conduct additional debt or equity financings in order to fund any such additional acquisitions, unless we issue shares of our common stock as consideration for those acquisitions. If we are unable to obtain any such financings, we may be required to forego future acquisition opportunities.

Because we do not have a combined operating history with Triad, historical financial information is not necessarily a good indicator of future results of operations or financial condition, and we may be unable to successfully integrate those operations.

The financial information regarding Triad included in this prospectus reflects Triad’s operations as an independent entity, and may not be indicative of Triad’s future results of operation or financial condition as a part of our combined operations. In addition, we may be unable to successfully integrate Triad’s operations, or to operate those operations profitably. Our failure to successfully integrate Triad’s operations would have a material adverse effect on our results of operations and financial conditions.

Allocation of the excess of the purchase price we expect to pay for Triad over the book value of Triad’s fixed assets may impact our future earnings.

Information in certain sections of this prospectus, including adjustments made in “Unaudited Pro Forma Condensed Consolidated Financial Statements,” reflects our preliminary estimate of the allocation of the purchase price in the Triad acquisition. This allocation will likely change after we receive and further analyze additional information (including third party appraisals we intend to obtain) about the fair value of Triad’s assets and liabilities. Any increases in the purchase price allocated to mineral rights, property, plant and equipment, favorable coal supply agreements or other identifiable intangible assets would result in additional depreciation, depletion and amortization expense that is not included in our current estimate. That amount could be significant, and could have a material impact on our future earnings. In addition, while the amount allocated to goodwill is not amortized into earnings, we will be required to assess the carrying amount of goodwill for possible impairment at least annually—any such impairment could have a material impact on our future earnings.

Our company could be less valuable if we are unable to close the Triad acquisition.

The Triad acquisition would significantly increase our surface mining operations, thereby creating more balance between our surface and underground operations. However, the Triad acquisition is subject to certain conditions, including obtaining financing on terms and conditions approved by our Board of Directors, and will not close unless we and other relevant parties satisfy or waive all of these conditions. We cannot assure you that we or any relevant party will be able to satisfy the conditions required to close the acquisition. The completion of this offering and the concurrent common stock offering is not conditioned upon the completion of the Triad acquisition.

A failure to close the Triad acquisition, or a substantial delay in closing, could have a material adverse effect upon our business prospects, financial condition and results of operations. We would possess significantly more limited surface mining operations, as well as fewer reserves. For information about the Triad acquisition, including the conditions to which the acquisition is subject, see “The Triad Acquisition.” For information about Triad’s operations, see “Business—Triad.” For information about the effect of the acquisition on our financial condition and results of operations, see “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Triad’s current reserve base is limited.

Triad’s mines currently have rights to proven and probable reserves that we believe will be exhausted in four years at 2004 levels of production, compared to our current mining complexes, which have reserves that we believe will last in excess of 25 years, on average, at 2004 levels of production. If we complete the Triad acquisition, we intend to increase Triad’s reserves by acquiring rights to additional exploitable reserves that are either adjacent to or nearby Triad’s current reserves. If we are unable to successfully acquire such rights on acceptable terms, or if our exploration or acquisition activities indicate that such coal reserves or rights do not exist or are not available on acceptable terms, our production and revenues will decline as our reserves in that region are depleted. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. For information about the Triad acquisition, including the conditions to which the acquisition is subject, see “The Triad Acquisition.”

Surface mining is subject to increased regulation, and may require us to incur additional costs.

Our surface mining operations will increase significantly if we acquire Triad. Surface mining is subject to numerous regulations related to blasting activities that can result in additional costs. For example, when blasting in close proximity to structures, additional costs are incurred in designing and implementing more complex blast delay regimens, conducting pre-blast surveys and blast monitoring, and the risk of potential blast-related damages increases. Since the nature of surface mining requires ongoing disturbance to the surface, environmental compliance costs can be significantly greater than with underground operations. In addition, the U.S. Army Corps of Engineers imposes stream mitigation requirements on surface mining operations. These regulations require that footage of stream loss be replaced through various mitigation processes, if any ephemeral, intermittent, or perennial streams are in-filled due to mining operations. These regulations may cause us to incur significant additional costs, which could adversely impact our operating performance.

Risks Relating to the Notes

We may not be able to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible or that any assets could be sold on acceptable terms or otherwise. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations under the notes.

There may be no active trading market for the notes and the market price for the notes may be volatile.

The notes will constitute a new issue of securities for which there is no established trading market. Although the underwriters have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the trading value of the notes as indicated by market prices.

Fraudulent conveyance laws could void our obligations under the notes.

Our incurrence of debt under the notes may be subject to review under federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit, including circumstances in which bankruptcy is not involved, were commenced by, or on behalf of, our unpaid creditors or unpaid creditors of our guarantors at some future date. Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees and require noteholders to return payments received from debtors or their guarantors. As a result, an unpaid creditor or representative of creditors could file a lawsuit claiming that the issuance of the notes constituted a fraudulent conveyance. To make such a determination, a court would have to find that we did not receive fair consideration or reasonably equivalent value for the notes and that, at the time the notes were issued, we:

•	were insolvent;

•	were rendered insolvent by the issuance of the notes;

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to repay those debts as they matured.

If a court were to make such a finding, it could void all or a portion of our obligations under the notes, subordinate the claim in respect of the notes to our other existing and future indebtedness or take other actions detrimental to you as a holder of the notes, including in certain circumstances, invalidating the notes or the guarantees.

The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all of that company’s property, or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they mature. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the notes, if it determined that the transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the notes, to the claims of all existing and future creditors on similar grounds. We cannot determine in advance what standard a court would apply to determine whether we were “insolvent” in connection with the sale of the notes.

The making of the guarantees might also be subject to similar review under relevant fraudulent conveyance laws. A court could impose legal and equitable remedies, including subordinating the obligations under the guarantees to our other existing and future indebtedness or taking other actions detrimental to you as a holder of the notes.

FORWARD LOOKING STATEMENTS

From time to time, we make certain comments and disclosures in reports and statements, including this prospectus, or statements made by our officers, which may be forward-looking in nature. These statements are known as “forward-looking statements,” as that term is used in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples include statements related to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding. These forward-looking statements could also involve, among other things, statements regarding our intent, belief or expectation with respect to:

•	our cash flows, results of operation or financial condition;

•	the consummation of acquisition, disposition or financing transactions and the effect thereof on our business;

•	governmental policies and regulatory actions;

•	legal and administrative proceedings, settlements, investigations and claims;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	availability of transportation;

•	market demand for coal, electricity and steel;

•	competition;

•	our relationships with, and other conditions affecting, our customers;

•	employee workforce factors;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	future economic or capital market conditions;

•	our plans and objectives for future operations and expansion or consolidation; and

•	the closing or successful integration of the Triad acquisition.

Any forward-looking statements are subject to the risks and uncertainties that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of events beyond our control.

We wish to caution readers that forward-looking statements, including disclosures which use words such as “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, and similar statements, are subject to certain risks and uncertainties which could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the following: a change in the demand for coal by electric utility customers; the loss of one or more of our largest customers; our dependency on one railroad for transportation of our products; failure to exploit additional coal reserves; failure to diversify our operations; increased capital expenditures; increased compliance costs; lack of availability of financing sources; the effects of regulation and competition; the failure to close or successfully integrate the Triad acquisition; and the risk factors set forth in the section of this prospectus called “Risk Factors.” Those are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this prospectus are not necessarily all of the important factors that could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

USE OF PROCEEDS

We estimate that we will receive gross proceeds of $150.0 million from our sale of the notes in this offering, and approximately $48.7 million from our sale of the common stock in the concurrent offering.

We intend to use the aggregate gross proceeds of approximately $198.7 million from this offering and the concurrent common stock offering in the following manner:

•	approximately $95.0 million (without giving effect to payments since March 31, 2005) to repay amounts outstanding under our Senior Secured Credit Facility and our Term Credit Facility;

•	approximately $58.7 million to finance the Triad acquisition;

•	approximately $11.4 million for offering expenses, including underwriting discounts, and for the pre-payment penalty under our existing debt facilities; and

•	approximately $33.6 million for general corporate purposes, which may be used to fund internal growth projects or to reduce the underfunded portion of our pension plan.

If the Triad acquisition is not consummated, the amount of the net proceeds of this offering available for general corporate purposes will increase commensurately. If the notes offering is not completed, proceeds of the common stock offering will first be used to finance the Triad acquisition.

Of the $95 million in existing debt that we intend to refinance from the net proceeds of this offering and the concurrent common stock offering, $20 million is currently borrowed under our Senior Secured Credit Facility. That facility was used to repay outstanding amounts and replace letters of credit under our $20.0 million debtor-in-possession facility, to fund expenses associated with our emergence from bankruptcy and to provide liquidity for general corporate purposes. The Senior Secured Credit Facility is comprised of a $30 million revolver component and a $20 million term component. Borrowings under the revolver component bear interest at LIBOR + 2.5% or the Base Rate (as defined in the credit agreement) + 1.0%. Borrowings under the term component bear interest at LIBOR + 5.25% or the Base Rate + 3.85%. The Senior Secured Credit Facility matures in May 2009. The Senior Secured Credit Facility will be terminated upon completion of the refinancing transactions discussed above.

We also intend to refinance $75 million currently borrowed under our Term Credit Facility. We entered into that facility with our pre-petition secured lenders in partial satisfaction of our pre-petition obligations, pursuant to our Plan of Reorganization. The Term Credit Facility bears interest at a rate of 9% per year, and matures in May 2011. The Term Credit Facility will be terminated upon completion of the refinancing transactions discussed above.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2005 (1) on an actual basis, (2) on an as adjusted basis to give effect to the completion of this offering and the concurrent common stock offering, based on the public offering price of $32.50 per share and the use of proceeds therefrom assuming the Triad acquisition is not completed and (3) on a pro forma as adjusted basis to give further effect to completion of the Triad acquisition and the entering into of our proposed new senior secured credit facility. You should read this table together with the historical consolidated financial statements and related notes of (i) the Company and (ii) Triad appearing elsewhere in this prospectus, “Unaudited Pro Forma Condensed Consolidated Financial Statements” and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted	Pro Forma, as adjusted
	(dollars in thousands)
Cash and cash equivalents	$1,724	94,035	35,299
Debt
Existing Senior Secured Credit Facility
Term Loan Component	20,000	—	—
Revolver Component	—	—	—
Existing Term Credit Facility	75,000	—	—
Proposed New Senior Secured Credit Facility (1)	—	—	—
9.375% Senior Notes due 2012 offered hereby	—	150,000	150,000
Other	—	—	885
Total Debt	95,000	150,000	150,885
Shareholders’ Equity (2)
Common Stock	147	162	166
Additional Paid in Capital	73,592	119,158	130,154
Deferred Stock Based Compensation	(8,900)	(8,900)	(8,900)
Retained Earnings (Deficit) (3)	1,460	(490)	(490)
Accumulated Comprehensive Income	43	43	43
Total Shareholders’ Equity	66,342	109,973	120,973
Total Capitalization	$161,342	259,973	271,858

(1)	Availability under our proposed new $100 million senior secured credit facility will be reduced on a dollar for dollar basis by the amount of letters of credit issued under the facility. See “Description of Other Indebtedness” for a description of the proposed new senior secured credit facility. As of March 31, 2005, we had $32.7 million of letters of credit outstanding under our existing Senior Secured Credit Facility and Triad had letters of credit outstanding of $6.9 million, and we expect that such letters of credit will be replaced with letters of credit issued under our proposed new senior secured credit facility.

(2)	Excludes the impact of the contingent issuance of shares of our common stock with an aggregate value of up to $5,000,000 in connection with the Triad acquisition.

(3)	Reflects a prepayment penalty of $0.8 million on our existing debt and the write-off of $1.8 million of unamortized debt issuance costs associated with the payment of our existing debt, net of taxes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been prepared by our management and are based on (a) the historical financial statements of (i) the Company, and (ii) Triad; and (b) the assumptions and adjustments described below.

The unaudited pro forma condensed consolidated balance sheet gives effect to the following transactions, as if such transactions had taken effect on March 31, 2005:

•	the completion of this offering and the concurrent common stock offering and the application of the net proceeds therefrom to refinance our debt and finance the Triad acquisition, as described under “Use of Proceeds;”

•	the completion of our proposed new senior secured credit facility; and

•	the Triad acquisition as described under “The Triad Acquisition.”

The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2005 and the twelve months ended December 31, 2004 give effect to such transactions, as well as application of fresh start accounting as described under “Business—Recent Reorganization” to the Predecessor Company, as if they had occurred on January 1, 2004.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. However, as of the date of this prospectus, we have not received the appraisals necessary to allocate the purchase price for the Triad acquisition to the fair values of the assets we will acquire and the liabilities we will assume, nor have we identified the adjustments, if any, necessary to conform Triad’s historical accounting policies to ours.

The acquisition of Triad will be accounted for, and is presented in the unaudited pro forma condensed consolidated financial information, under the purchase method of accounting prescribed in Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations,” with intangible assets recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The pro forma adjustments reflect our preliminary estimate of the purchase price allocation. These estimates will likely change upon finalization of our analysis of the fair value of the assets and liabilities we will acquire, including the impact of appraisals that we have arranged to obtain. The unaudited pro forma condensed consolidated balance sheet does not include any fair value adjustments for inventories, property, plant and equipment, coal supply agreements or other intangible assets since we have not completed the appraisal process for these assets. Ultimately, a portion of the purchase price may be allocated to these assets and to deferred tax assets and liabilities, and such amounts may be significant. Our preliminary allocation of the purchase price in our pro forma financial statements resulted in an increase of $22.1 million over the historical book value of property, plant and equipment and mineral rights, which was offset by the allocation of $9.1 million to deferred tax liabilities for identified basis differences. The remaining excess purchase price of $31.2 million was assigned to goodwill. Additional purchase price allocated to inventory would impact cost of coal sales subsequent to the acquisition date. Any increase in the fair value adjustment to mineral rights, property, plant and equipment, favorable coal supply agreements or other intangible assets would result in additional depreciation, depletion and amortization expense which is not included in the pro forma statement of operations and may be significant.

The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of the Company and Triad, and the related notes, which are included elsewhere in this prospectus. See “Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet” and “Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations” for a discussion of assumptions made.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2005
(dollars in thousands)
(Unaudited)

	Historical James River Coal	Financing Adjustments		Pro Forma for Financing	Historical Triad	Acquisition Adjustments		Pro Forma
				(a)
Cash and marketable securities	$1,724	188,111	(b)	94,035	23,546	(17,782	)(g)	35,299
		(95,800	)(c)			(64,500	)(h)
Trade receivables	37,496	—		37,496	10,317	—		47,813
Other receivables	2,928	—		2,928	—	—		2,928
Total receivables	40,424			40,424	10,317	—		50,741
Coal inventories	5,500	—		5,500	1,179	—		6,679
Materials and supplies inventories	4,446	—		4,446	1,052	—		5,498
Total inventories	9,946			9,946	2,231	—		12,177
Other current assets	8,041	—		8,041	1,082	—		9,123
Total current assets	60,135	92,311		152,446	37,176	(82,282)		107,340
Property, plant and equipment, net	260,781	—		260,781	25,207	22,132	(h)	308,120
Goodwill	—	—		—	—	31,188	(h)	31,188
Restricted cash	8,425	—		8,425	—	—		8,425
Other assets	11,792	6,320	(d)	18,112	531	—		18,643
Total assets	$341,133	98,631		439,764	62,914	(28,962)		473,716

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2005
(dollars in thousands)
(Unaudited)

	Historical James River Coal	Pro Forma Financing Adjustment		Pro Forma for Financing	Historical Triad	Pro Forma Acquisition Adjustments		Pro Forma
				(a)
Current maturities of long-term debt	$3,600	(3,600	)(e)	—	885	—		885
Accounts payable	25,043	—		25,043	3,561	—		28,604
Other current liabilities	27,279	—		27,279	1,962	—		29,241
Total current liabilities	55,922	(3,600)		52,322	6,408	—		58,730
Long-term debt, less current maturities	91,400	58,600	(e)	150,000	—	—		150,000
Noncurrent portion of workers’ compensation benefits	38,381	—		38,381	—	—		38,381
Noncurrent portion of black lung benefits	23,421			23,421	—	—		23,421
Pension obligations	15,206	—		15,206	—	—		15,206
Asset retirement obligations	15,129	—		15,129	7,488	—		22,617
Other	35,332	—		35,332	—	9,056	(h)	44,388
Total other liabilities	127,469	—		127,469	7,488	9,056		144,013
Total liabilities	274,791	55,000		329,791	13,896	9,056		352,743
Total shareholders’ equity	66,342	45,581	(b)	109,973	49,018	(17,782	)(g)	120,973
		(1,950	)(f)			(20,236	)(i)
Total liabilities and shareholders’ equity	$341,133	98,631		439,764	62,914	(28,962)		473,716

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet Data

(a)  The pro forma financing adjustments include the impact of the refinancing of our existing long term debt through the issuance of 1,500,000 shares of common stock, $150 million of senior notes due 2012 and the completion of our proposed new $100 million senior secured credit facility. As of March 31, 2005, we had $32.7 million of letters of credit outstanding under our existing Senior Secured Credit Facility and Triad had letters of credit outstanding of $6.9 million, and we expect that such letters of credit and letters of credit issued subsequently will be replaced with letters of credit issued under our proposed new senior secured credit facility. The common stock and notes offerings are not contingent upon each other or completion of the Triad acquisition. The proposed new senior secured credit facility is contingent upon completion of the Triad acquisition.

(b)  Represents the proceeds from the issuance of $150.0 million of senior notes due 2012 and the issuance of 1,500,000 shares of common stock at a price of $32.50 per share, 2005, net of total fees and expenses on the various financings of approximately $10.6 million.

(c)  Represents the repayment of our existing senior secured credit facility and term credit facility, including prepayment penalties of $0.8 million.

(d)  Represents the net adjustment to other assets based on the elimination of $1.8 million of deferred financing costs associated with the debt to be repaid, the recording of $7.5 million of deferred financing costs on the new senior notes and the proposed new senior secured credit facility and the tax impact of the items discussed in note (f).

(e)  Represents the net increase in long-term debt, less current maturities based on the following:

(dollars in thousands)
Repayment of senior secured credit facility	$(75,000)
Repayment of term credit facility	(20,000)
New senior notes	150,000
55,000
Repayment of current maturities of long-term debt	3,600
Net increase in long-term debt net of current maturities	$58,600

(f)  Represents net adjustment to our equity as a result of prepayment penalties of $0.8 million and the elimination of $1.8 million of deferred financing costs, net of taxes.

(g)  Reflects a distribution by Triad to its shareholders prior to the close of the acquisition and a preliminary estimate of the working capital adjustment based on Triad’s March 31, 2005 balance sheet. The distribution and working capital adjustment estimate total approximately $17.8 million. For purposes of our pro forma financial statements, we assume that all of Triad’s marketable securities will be converted to cash or cash equivalents. See “The Triad Acquisition.”

(h)  Reflects the purchase of Triad and allocation of purchase price. The pro forma adjustment does not reflect the contingent issuance to certain Triad shareholders of up to $5.0 million in shares of our common stock if we obtain the right to additional reserves, or potential working capital adjustments to the purchase price (see “The Triad Acquisition”).

A summary of the gross purchase price follows:

Cash	$64,000
Equity	11,000
Acquisition Costs	500
Total Purchase Price	$75,500

The pro forma adjustments reflect our preliminary estimate of the purchase price allocation. These estimates will likely change upon finalization of our analysis of the fair value of the assets and liabilities we will acquire, including the impact of appraisals that we have arranged to obtain. The unaudited pro forma condensed consolidated balance sheet does not include any fair value adjustments for inventories, property, plant and equipment, coal supply agreements or other intangible assets since we have not completed the appraisal process for these assets. Ultimately, a portion of the purchase price may be allocated to these assets and to deferred tax assets and liabilities, and such amounts may be significant. Our preliminary allocation of the purchase price in our pro forma financial statements resulted in an increase of $22.1 million over the historical book value of property, plant and equipment and mineral rights, which was offset by the allocation of $9.1 million to deferred tax liabilities for identified basis differences. The remaining excess purchase price of $31.2 million was assigned to goodwill. Additional purchase price allocated to inventory would impact cost of coal sales subsequent to the acquisition date. Any increase in the fair value adjustment to mineral rights, property, plant and equipment, favorable coal supply agreements or other intangible assets would result in additional depreciation, depletion and amortization expense which is not included in the pro forma statement of operations and may be significant.

(i)  Represents the elimination of Triad’s historical shareholders’ equity as adjusted for the distribution and working capital adjustments in (g) and the issuance of $11.0 million of our common stock as part of the Triad purchase price (338,462 shares based on an assumed price of $32.50 per share).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands, except share data)
(Unaudited)

	James River Coal
	Predecessor Four Months April 30, 2004	Successor Eight Months December 31, 2004	(a) Pro Forma Fresh Start Adjustments	Pro Forma Twelve Months December 31, 2004	(b) Pro Forma Financing Adjustments		Pro Forma	Triad Year Ended December 31, 2004	Pro Forma Acquisition Adjustments	Pro Forma Triad Acquisition
Revenues	$113,949	231,698	—	345,647	—		345,647	81,603	—	427,250
Cost of sales
Cost of coal sold	89,294	190,926	—	280,220	—		280,220	59,291	—	339,511
Depreciation, depletion and amortization	12,314	21,765	(1,431)	32,648	—		32,648	5,500	4,424 (f)	42,572
Total cost of sales	101,608	212,691	(1,431)	312,868	—		312,868	64,791	4,424	382,083
Gross profit	12,341	19,007	1,431	32,779	—		32,779	16,812	(4,424)	45,167
Sales, general and administrative expenses	5,023	11,412	—	16,435	4,055	(c)	20,490	3,736	—	24,226
Operating income (loss)	7,318	7,595	1,431	16,344	(4,055)		12,289	13,076	(4,424)	20,941
Interest expense	567	5,733	2,300	8,600	6,659	(d)	15,259	174	—	15,433
Interest income	—	(72)	—	(72)	—		(72)	(567)	567 (g)	(72)
Miscellaneous income, net	(331)	(833)	—	(1,164)	—		(1,164)	(57)	—	(1,221)
Total other expense (income)	236	4,828	2,300	7,364	6,659		14,023	(450)	567	14,140
Income (loss) before reorganization costs and income taxes	7,082	2,767	(869)	8,980	(10,714)		(1,734)	13,526	(4,991)	6,801
Reorganization gain, net	(100,907)	—	100,907	—	—		—	—	—	—
Income loss before income tax	107,989	2,767	(101,776)	8,980	(10,714)		(1,734)	13,526	(4,991)	6,801
Income tax provision (benefit)	—	791	1,454	2,245	(2,678	)(e)	(433)	—	2,134 (h)	1,701
Net income (loss)	$107,989	1,976	(103,230)	6,735	(8,036)		(1,301)	13,526	(7,125)	5,100

Earnings per share
	Basic	Diluted
Weighted average shares used to calculate earnings per share at December 31, 2004	13,799,994	14,622,620
Shares issued to Triad (i)	338,462	338,462
Shares issued in financing (i)	1,500,000	1,500,000
Pro forma shares	15,638,456	16,461,082
Pro forma earnings per share	$0.33	0.31

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(dollars in thousands, except share data)
(Unaudited)

	James River Coal Three Months March 31, 2005	(b) Pro Forma Financing Adjustments		Pro Forma	Triad Three Months Ended March 31, 2005	Pro Forma Acquisition Adjustments	Pro Forma Triad Acquisition
Revenues	$97,875	—		97,875	23,396	—	121,271
Cost of sales
Cost of coal sold	80,942	—		80,942	17,203	—	98,145
Depreciation, depletion and amortization	9,478	—		9,478	1,630	1,106 (f)	12,214
Total cost of sales	90,420	—		90,420	18,883	1,106	110,359
Gross profit	7,455	—		7,455	4,563	(1,106)	10,912
Sales, general and administrative expenses	5,035	338	(c)	5,373	886	—	6,259
Operating income (loss)	2,420	(338	)(c)	2,082	3,677	(1,106)	4,653
Interest expense	2,186	1,625	(d)	3,811	21	—	3,832
Interest income	(21)	—		(21)	(149)	149 (g)	(21)
Miscellaneous income, net	(123)	—		(123)	71	—	(52)
Total other expense (income)	2,042	1,625		3,667	(57)	149	3,759
Income loss before income tax	378	(1,963)		(1,585)	3,734	(1,255)	894
Income tax provision (benefit)	69	(491	)(e)	(422)	—	620 (h)	198
Net income (loss)	$309	(1,472)		(1,163)	3,734	(1,875)	696

Earnings per share
	Basic	Diluted
Weighted average shares used to calculate earnings per share at March 31, 2005	13,799,994	14,751,672
Shares issued to Triad (i)	338,462	338,462
Shares issued in financing (i)	1,500,000	1,500,000
Pro forma shares	15,638,456	16,590,134
Pro forma earnings per share	$0.04	0.04

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(a)  In order to provide a basis to display the pro forma amounts for the year ended December 31, 2004, the operating results of the Successor Company for the eight months ended December 31, 2004 have been combined with the operating results for the Predecessor Company for the four months ended April 30, 2004 and the April 30, 2004 amounts have been adjusted to be on a comparable basis to the Successor Company. The combining of the predecessor and successor accounting periods is not permitted by generally accepted accounting principles. Additionally, as explained above, the operating results of the Successor Company and the Predecessor Company are not comparable. The adjustments to the four months ended April 30, 2004 include: (1) the elimination of the reorganization gain; (2) an adjustment to depreciation, depletion and amortization and interest expense to make them comparable to the eight months ended December 31, 2004 by assuming that the debt and amortizable assets in place during the predecessor period were in place at January 1, 2004; and (3) the application of a 25% tax rate to the four months ended December 31, 2004 results.

(b)  The pro forma financing adjustments include the impact of the refinancing of our existing long term debt through the issuance of 1,500,000 shares of common stock, $150 million of senior notes due 2012 and the completion of our proposed new $100 million senior secured credit facility. The common stock and notes offerings are not contingent upon each other or completion of the Triad acquisition. The proposed new senior secured credit facility is contingent upon completion of the Triad acquisition. As of March 31, 2005, we had $32.7 million of letters of credit outstanding under our existing Senior Secured Credit Facility and Triad had letters of credit outstanding of $6.9 million, and we expect that such letters of credit and letters of credit issued subsequently will be replaced with letters of credit issued under our proposed new senior secured credit facility.

(c)  Represents the following (in thousands)

	Three Months Ended March 31, 2005	Twelve Months Ended December 31, 2004
Write off of deferred financing costs associated with debt to be refinanced	$—	1,800
Prepayment penalty associated with the refinancing	—	800
Incremental fees associated with our new senior secured credit facility	338	1,455
	$338	4,055

(d)  The net adjustment to interest expense represents the elimination of historical interest expense associated with the debt to be repaid and the recording of interest expense for the senior notes as if they had been issued as of January 1, 2004. The interest expense for the new senior notes is based on an outstanding principal amount of $150.0 million and an interest rate of 9.375%. The following table summarizes the pro forma interest expense adjustment (in thousands):

	Three Months Ended March 31, 2005	Twelve Months Ended December 31, 2004
Eliminates historical interest expense	$(2,157)	(8,471)
Interest on senior notes	3,515	14,063
Amortization of financing costs	267	1,067
Pro forma interest adjustment	$1,625	6,659

(e)  Income tax effects of the items discussed in notes (c) and (d) at an effective tax rate of 25%.

(f)  Reflects the amortization of a portion of the excess of the purchase price over assets acquired. The pro forma adjustments reflect our preliminary estimate of the purchase price allocation. These estimates will likely change upon finalization of our analysis of the fair value of the assets and liabilities we will acquire, including the impact of appraisals that we have arranged to obtain. The unaudited pro forma condensed consolidated balance sheet does not include any fair value adjustments for inventories, property, plant and equipment, coal supply agreements or other intangible assets since we have not completed the appraisal process for these assets. Ultimately, a portion of the purchase price may be allocated to these assets and to deferred tax assets and liabilities, and such amounts may be significant. Our preliminary allocation of the purchase price in our pro forma financial statements resulted in an increase of $22.1 million over the historical book value of property, plant and equipment and mineral rights, which was offset by the allocation of $9.1 million to deferred tax liabilities for identified basis differences. The remaining excess purchase price of $31.2 million was assigned to goodwill. Additional purchase price allocated to inventory would impact cost of coal sales subsequent to the acquisition date. Any increase in the fair value adjustment to mineral rights, property, plant and equipment, favorable coal supply agreements or other intangible assets would result in additional depreciation, depletion and amortization expense which is not included in the pro forma statement of operations and may be significant. We have assigned a five year amortization life to the mineral rights based on our preliminary estimate of the life of the remaining reserves. The remaining depreciable assets are being depreciated at their historical rates. A $1.0 million reduction in the amount assigned to goodwill to an asset that has a five year life would result in an annual increase in our depreciation, depletion and amortization of $200,000.

(g)  Excludes historical interest income earned by Triad on its marketable securities. The adjustment assumes that the existing marketable securities owned by Triad as of March 31, 2005 will be liquidated and the proceeds will be used to pay the distribution to Triad shareholders prior to the close of the acquisition.

(h)  Income tax effects of the items discussed in notes (f) and (g) and Triad operating results at an effective tax rate of 25%.

(i)  Adjusts the outstanding shares for equity issuances. The diluted shares issued in the Triad acquisition do not include the contingent issuance to certain Triad shareholders of up to $5.0 million in shares of our common stock if we obtain the right to additional reserves (see “The Triad Acquisition”).

SELECTED HISTORICAL FINANCIAL DATA

Recent Reorganization

In March 2003, we and all of our subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11. On May 6, 2004, we emerged from bankruptcy. On that date, we:

•	exchanged approximately $266 million in debt under various existing credit facilities for (1) restructured term debt of approximately $75 million, which is secured by a second lien on substantially all of our assets, and (2) a total of 13,799,994 shares of our new common stock, par value $0.01 per share, issued on a pro rata basis to the holders of the existing debt;

•	distributed interests in an unsecured creditor liquidating trust (which trust initially held life insurance policies with cash surrender values of approximately $3.1 million, the right to receive certain refunds and the right to pursue certain derivative claims) to our general unsecured creditors in exchange for their claims, which were estimated to be valued at approximately $44.9 million;

•	entered into a new senior secured credit facility allowing borrowings up to $50 million, which is secured by a first lien on substantially all of our assets;

•	satisfied and discharged all of our obligations under our $20 million debtor-in-possession credit facility;

•	rejected (i.e., terminated) certain agreements that we had entered into before the bankruptcy that were found to be unduly burdensome to us, and discharged the claims of creditors related to those agreements;

•	canceled our existing equity securities;

•	acknowledged that all intercompany debt was deemed to be extinguished;

•	acknowledged that pre- and post-petition (i) environmental and regulatory obligations; (ii) obligations with respect to workers’ compensation and black lung programs; and (iii) regulatory obligations related to our employees would be unaffected by the Plan of Reorganization and would survive effectuation of the Plan of Reorganization; and

•	elected and installed a new Board of Directors.

Fresh Start Accounting

Upon emergence from bankruptcy, we adopted “fresh start” accounting as contained in the American Institute of Certified Public Accountant’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). Entities that adopt fresh start accounting apply the following principles:

•	The reorganization value of the entity should be allocated to the entity’s assets in conformity with SFAS No. 141 Business Combinations.

•	Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid as determined at appropriate current interest rates.

•	Deferred taxes should be reported in conformity with generally accepted accounting principles. Benefits realized from pre-reorganization net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.

In connection with the implementation of fresh start accounting, we recorded a gain of approximately $178.0 million from the extinguishment of our debt. Other adjustments were made to reflect the provisions of the Plan of Reorganization and to adjust the assets of the reorganized company to their estimated fair value and liabilities to their estimated present value. The estimated fair value of our fixed assets was based on an appraisal performed for one of our lenders in connection with our reorganization. For financial reporting purposes, these transactions were reflected in our operating results before emergence.

Our consolidated financial statements after emergence are those of a new reporting entity (the “Successor Company”) and are not comparable to the financial statements of the pre-emergence company (the “Predecessor Company”). For a complete discussion of our application of fresh start accounting, including the impact on historical results of operations, cash flows and financial position, please refer to our December 31, 2004 consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents our selected consolidated financial and operating data as of and for each of the periods indicated. The selected condensed consolidated financial data for the three months ended March 31, 2005 (successor period) and the three months ended March 31, 2004 (predecessor period) are derived from our unaudited condensed consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and operating results for these periods. The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year. The selected consolidated financial data as of and for each of the years ended December 31, 2000 through December 31, 2003 and the four months ended April 30, 2004 (predecessor periods) and the eight months ended December 31, 2004 (successor period) are derived from our consolidated financial statements. The selected consolidated financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

James River Coal Company and Subsidiaries
Selected Historical Financial Data

	Successor Company		Predecessor Company
					Year Ended December 31,
	Three Months Ended 3/31/05	Eight Months Ended 12/31/04	Four Months Ended 4/30/04	Three Months Ended 3/31/04	2003	2002	2001	2000
	(in thousands, except share information)
Consolidated Statement of Operations:
Revenues	$97,875	231,698	113,949	80,858	304,052	397,599	384,248	416,756
Cost of coal sold	80,942	190,926	89,294	65,707	278,939	344,222	328,408	341,092
Depreciation, depletion, and amortization	9,478	21,765	12,314	9,272	40,427	46,393	43,175	43,272
Gross profit (loss)	7,455	19,007	12,341	5,879	(15,314)	6,984	12,665	32,392
Selling, general, and administrative expenses	5,035	11,412	5,023	3,561	19,835	19,994	15,725	15,281
Other operating expenses	—	—	—	—	26,554	—	—
Operating income (loss)	2,420	7,595	7,318	2,318	(35,149)	(39,564)	(3,060)	17,111
Interest expense	2,186	5,733	567	403	18,536	29,883	23,923	17,706
Interest income	(21)	(72)	—	—	(144)	(1,003)	(662)	—
Miscellaneous income, net	(123)	(833)	(331)	(53)	(1,519)	(1,222)	206	(3,977)
Reorganization items, net	—	—	(100,907)	1,557	7,630	—	—	—
Income tax expense (benefit)	69	791	—	—	(2,891)	(8,125)	(10,318)	(2,503)
Income (loss) before cumulative effect of accounting change	309	1,976	107,989	411	(56,761)	(59,097)	(16,209)	5,885
Cumulative effect of accounting change	—	—	—	—	(3,045)	—	—	—
Net income (loss)	309	1,976	107,989	411	(59,806)	(59,097)	(16,209)	5,885
Preferred dividends	—	—	—	—	(340)	(680)	(595)	(714)
Decrease in redemption amount of redeemable common stock	—	—	—	—	—	8,798	45,831	14,311
Net income (loss) attributable to common shareholders	$309	1,976	107,989	411	(60,146)	(50,979)	29,027	19,482

James River Coal Company and Subsidiaries
Selected Historical Financial Data

	Successor Company		Predecessor Company
					Year Ended December 31,
	Three Months Ended 3/31/05	Eight Months Ended 12/31/04	Four Months Ended 4/30/04	Three Months Ended 3/31/04	2003	2002	2001	2000
	(in thousands, except per share information)
Basic earnings (loss) per common share:
Income (loss) before cumulative effect of accounting change	$0.02	0.14	6,393.67	24.33	(3,380.78)	(3,018.31)	1,718.56	1,153.46
Cumulative effect of accounting change	—	—	—	—	(180.28)	—	—	—
Net income (loss)	0.02	0.14	6,393.67	24.33	(3,561.06)	(3,018.31)	1,718.56	1,153.46
Shares used to calculate basic earnings (loss) per common share	13,800	13,800	17	17	17	17	17	17
Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of accounting change	0.02	0.14	6,393.67	24.33	(3,380.78)	(3,018.31)	1,718.56	1,153.46
Cumulative effect of accounting change	—	—	—	—	(180.28)	—	—	—
Net income (loss)	$0.02	0.14	6,393.67	24.33	(3,561.06)	(3,018.31)	1,718.56	1,153.46
Shares used to calculate diluted earnings (loss) per share	14,752	14,623	17	17	17	17	17	17

	Successor Company		Predecessor Company
					December 31,
	3/31/05	12/31/04	4/30/04	3/31/04	2003	2002	2001	2000
	(in thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)	$4,213	10,046	5,896	12,227	9,009	(263,149)	(241,857)	(17,505)
Property, plant, and equipment, net	260,781	255,575	254,259	254,646	257,156	270,989	310,643	306,399
Total assets	341,133	327,826	332,589	327,241	318,289	340,311	393,411	382,534
Long term debt, including current portion	95,000	95,000	6,400	6,400	—	252,876	249,576	232,734
Liabilities subject to compromise	—	—	319,451	319,813	319,595	—	—	—
Total shareholders’ equity (deficit)	66,342	65,585	(127,837)	(123,189)	(123,601)	(68,726)	(9,034)	(29,786)

	Successor Company		Predecessor Company
					December 31,
	Three Months Ended 3/31/05	Eight Months Ended 12/31/04	Four Months Ended 4/30/04	Three Months Ended 3/31/04	2003	2002	2001	2000
	(in thousands, except per ton information and number of employees)
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$12,689	14,098	1,513	(3,071)	23,033	28,899	30,793	46,038
Net cash used in investing activities	(14,711)	(21,744)	(9,463)	(6,796)	(15,660)	(33,522)	(43,640)	(34,061)
Net cash provided by (used in) financing activities	(133)	10,224	4,361	6,299	(2,489)	3,347	14,119	(11,981)

Supplemental Operating Data:
Tons sold	2,228	5,775	3,107	2,287	10,083	13,926	14,065	15,961
Tons produced	2,301	5,770	3,081	2,400	9,294	12,350	13,134	15,599
Revenue per ton sold (excluding synfuel)	$43.27	39.21	35.98	34.65	29.53	28.26	27.29	26.11
Number of employees	1,141	1,070	984	972	1,127	1,145	1,319	1,172
Capital expenditures	$14,690	25,811	9,521	6,815	20,116	22,925	43,694	35,927

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes and “Selected Historical Financial Data” included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in “Risk Factors” in this prospectus.

Overview

We mine, process and sell bituminous, low sulfur, steam and industrial-grade coal through five operating subsidiaries (“mining complexes”) located throughout Eastern Kentucky. Our five mining complexes include 18 mines and seven preparation plants, five of which have integrated rail loadout facilities and two of which use a common loadout facility at a separate location. In 2004, our mines produced 8.5 million tons of coal, and we purchased another 330,000 tons for resale. Of the 8.5 million tons produced, approximately 96.5% was produced at underground mines, while the remaining 3.5% was produced at surface mines. Approximately 83.4% of our revenues were generated from coal sales to electric utility companies and 16.6% came from coal sales to industrial and other companies or from synfuel handling fees. In 2004, we generated revenues of $345.6 million and income before reorganization items and income taxes of $9.8 million.

The majority of our coal is sold to customers in the Southeast region of the United States. According to the U.S. Energy Information Administration, or EIA, the Southeast region accounts for 33% of coal-generated electricity production in the United States, more than any other U.S. region. We believe the long term outlook for coal demand in the Southeast is favorable, as coal-generated electricity production in that region is expected to grow at a rate of 1.8% per year. In addition, the Southeast region is projected by the EIA to account for 36% of the expansion of coal-generated electricity production in the United States between 2003 and 2025. We or our predecessors have been providing coal to coal-generated electricity producers in the Southeast for over 40 years. In 2004, Georgia Power and South Carolina Public Service Authority were our largest customers, representing approximately 30% and 20% of our revenues, respectively. No other customer accounted for more than 10% of our revenues.

We believe that coal-fired electric utilities value the high energy, low sulfur coal that comprises the majority of our reserves. Low sulfur coal is coal which has a sulfur content of 1.5% or less. As of March 31, 2004, based upon our most recent independent reserve report, we estimate that we controlled approximately 207 million tons of proven and probable coal reserves. As of March 31, 2005, we believe that we controlled approximately 222 million tons of proven and probable coal reserves. We believe these reserves have an average heat content of 13,300 Btu per pound and an average sulfur content of 1.3%. At 2004 production levels, we believe these reserves would support in excess of 25 years of production.

In March 2005, we signed a definitive agreement to acquire Triad Mining, Inc., for $75.0 million, consisting of $64.0 million in cash and $11.0 million of our common stock. Triad operates six surface mines and one underground mine in Southern Indiana, and in 2004 produced approximately 3.4 million tons of coal. Of the 3.4 million tons produced, approximately 87% came from surface mines, while the remaining 13% came from underground mines. In 2004, Triad generated revenues of approximately $81.6 million. As of February 1, 2005, based upon an independent reserve report, we believe that Triad controlled approximately 17.6 million tons of proven and probable coal reserves.

Demand for coal increased significantly in 2004, and it continued to increase during the first quarter of 2005, due to a combination of conditions in the U.S. and worldwide that caused a shortage of certain grades of coal. Consequently, prices for the grades of coal we sell have risen significantly since mid-2003. Due to the fixed prices in the contractual commitments with utility customers that we renegotiated during the bankruptcy, we have seen only a limited benefit from the current market environment since our emergence from bankruptcy.

Our revenues are impacted by the level of coal available for sale by us. That availability level decreased during 2003 and 2004, for the reasons discussed in “Results of Operations.” Those reasons include the filing of our bankruptcy petition (which led to termination of certain of our mine operator relationships); the loss of a supplier at our Blue Diamond complex; closure of higher-cost mines; and delays and other railroad services problems.

As compared to the prior year, we experienced a significant increase in mining costs during 2004 and the first quarter of 2005. The increased costs were primarily due to higher royalties and severance taxes, lower operating productivity from our deep mines and preparation plants, an increase in roof support costs due to an increase in steel costs, and increased trucking costs resulting from vigorous enforcement of weight limits in Kentucky. We are focused on reducing our operating costs at each mine and improving miner productivity. We continue to make capital expenditures to upgrade our equipment, facilities, and infrastructure. We are also focused on enhancing our training programs to help our personnel be safer and more productive.

Reserves

Marshall Miller & Associates, Inc. (“MM&A”) prepared a detailed study of our reserves as of March 31, 2004 based on all of our geologic information, including our updated drilling and mining data. The coal reserve study conducted by MM&A was planned and performed to obtain reasonable assurance of our subject demonstrated reserves. In connection with the study, MM&A prepared reserve maps and had certified professional geologists develop estimates based on data supplied by us and using standards accepted by government and industry. MM&A completed their report in June 2004.

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves as discussed in “Critical Accounting Estimates—Coal Reserves”.

Based on the MM&A reserve study and the foregoing assumptions and qualifications, and after giving effect to our operations from March 31, 2004 through March 31, 2005, we estimate that, as of March 31, 2005, we controlled approximately 222 million tons of proven and probable coal reserves. MM&A has not conducted a coal reserve study on our March 31, 2005 reserve estimate. The following table provides additional information regarding changes to our reserves since March 31, 2004 (in millions of tons):

	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2004
Proven and Probable Reserves beginning of period (1)	207.4	207.2
Coal Extracted	(2.2)	(6.3)
Acquisitions (2)	15.4	3.7
Adjustments (3)	1.0	2.8
Proven and Probable Reserves end of period	221.6	207.4

(1)	Calculated in the same manner, and based on the same assumptions and qualifications, as described above. Proven reserves have the highest degree of geologic assurance and are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves have a moderate degree of geologic assurance and are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This reserve information reflects recoverable tonnage on an as-received basis with 5.5% moisture.

(2)	Represents estimated reserves on properties acquired during the relevant period. We calculated the reserves in the same manner, and based on the same assumptions and qualifications, as described above, but such estimates were not covered by the MM&A report.

(3)	Represents changes in reserves due to additional information obtained from exploration activities, production activities or discovery of new geologic information. We calculated the reserves in the same manner, and based on the same assumptions and qualifications, as described above, but such estimates were not covered by the MM&A report.

Key Performance Indicators

We manage our business through several key performance metrics that provide a summary of information in the areas of sales, operations, and general/administrative costs.

In the sales area, our long-term metrics are the volume-weighted average remaining term of our contracts and our open contract position for the next several years. During periods of high prices, such as the current period, we may seek to lengthen the average remaining term of our contracts and reduce the open tonnage for future periods. In the short-term, we closely monitor the Average Selling Price per Ton (ASP), and the mix between our spot sales and contract sales.

In the operations area, we monitor the volume of coal that is produced by each of our principal sources, including company mines, contract mines, and purchased coal sources. For our company mines, we focus on both operating costs and operating productivity. Our operating costs are measured by our operating costs per ton produced. Our operating productivity is measured by Linear Feet (of mine advance) Per Man Hour (LFPMH). LFPMH gives us a good indication of labor productivity across a number of different mines.

In the selling, general and administrative area, we closely monitor the gross dollars spent per mine operation and in support functions. We also regularly measure our performance against our internally-prepared budgets.

Trends In Our Business

We expect the current strong pricing environment for coal to weaken somewhat during the next one to two years. This is due to increased incremental production that has historically come into the markets during periods of strong pricing. We believe that the impact of this potentially increased production will be offset by the need of utilities to rebuild diminished coal inventories resulting from service difficulties that the major railroads experienced in 2004. According to the Energy Information Administration (EIA), coal stockpiles at utilities are currently below normal levels. Any effort by the utilities to rebuild their inventory positions should absorb a portion of any increased coal production. Any recurrence of the difficulties with rail transportation experienced during 2004 may also have an impact on increased production and market pricing. If marginal increases in the production of coal cannot be delivered to the utility customers by rail in a timely manner, the depressing effect of the increased production on market prices will be reduced. In addition, any new coal production would likely require additional permits, labor and equipment, which are currently difficult and time consuming to obtain.

Although the current pricing environment for U.S. coal is strong, coal prices are subject to change based on a number of factors beyond our control, including:

•	the supply of domestic and foreign coal;

•	the demand for electricity;

•	the demand for steel and the continued financial viability of the domestic and foreign steel industries;

•	the cost of transporting coal to the customer;

•	domestic and foreign governmental regulations and taxes;

•	air emission standards and other environmental requirements for coal-fired power plants; and

•	the price and availability of alternative fuels for electricity generation.

As discussed previously, our costs of production have recently increased. We expect the higher costs to continue for the next several years, due to a highly competitive market for a limited supply of skilled mining personnel and higher costs in worldwide commodity markets. We are actively recruiting and training new personnel to staff our mines. However, we expect the strong market pricing for coal to increase turnover of existing personnel and potentially lead to higher costs for employees that we retain. Our costs have also increased for steel and other commodities used in our mining operations. We believe these increases are the result of economic development in the Pacific Rim (notably China) and an expanding economy in the United States. We do not anticipate a change in these circumstances during the next one to two years.

Plan of Reorganization

In March 2003, we and all of our subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Middle District of Tennessee for reorganization under Chapter 11. In January 2004, we filed a Plan of Reorganization for the Chapter 11 cases. The plan was subsequently accepted by the required percentage of creditors entitled to vote on the plan and was confirmed by the bankruptcy court in April 2004.

On May 6, 2004, after securing a new senior secured line of credit and term loan facility, our Plan of Reorganization became effective, and we emerged from Chapter 11 bankruptcy proceedings, as more fully described under “Business—Recent Reorganization.” Our implementation of fresh start accounting pursuant to SOP 90-7 resulted in material changes to our consolidated financial statements, including the valuation of our assets and liabilities at fair value in accordance with principles of purchase accounting, and the valuation of our equity based on a valuation of our business prepared by our independent financial advisors.

As a result of the reorganization transactions and the implementation of fresh start accounting, our results of operations after our emergence from bankruptcy are those of a new reporting entity (the “Successor Company”), and are not comparable to the results of operations of the pre-emergence Company (the “Predecessor Company”) for prior periods described in this management’s discussion and analysis and reported in our consolidated financial statements.

Financial statements for periods after March 25, 2003 and prior to April 30, 2004 include the effects of our bankruptcy proceedings. These include the classification of certain liabilities as “liabilities subject to compromise,” the classification of certain expenses, and gains and losses as reorganization items, and other matters described in the notes to our consolidated financial statements.

Workers’ Compensation Cost and Accrued Liabilities

Our cost and accrued liabilities for workers’ compensation and other employee benefits have risen dramatically during the past several years.

Our accrued liability for workers’ compensation as of March 31, 2005 was $50.5 million. Our expense for workers’ compensation was $9.3 million in 2004 and $2.7 million in the three months ended March 31, 2005. Our expense in 2004 was impacted by favorable actuarial changes that resulted in a $3.5 million decrease in our workers’ compensation reserves during 2004. Our workers’ compensation expense has ranged from $9.3 million in 1999 to $14.5 million in 2003. Generally, we have experienced an increase over time in our workers’ compensation expense due to factors that impact the entire coal industry as well as factors that are unique to us.

For the coal industry, workers’ compensation costs have increased due to changes in laws, changes in the interpretation of the laws by the courts and an overall increase in both the number and amounts of disability awards. According to the 2003 Annual Report of the Kentucky Office of Workers’ Claims, for 1999–2003, the number of claims filed increased by 31%, and the total system cost of the workers’ compensation programs increased by 25%.

During the 1990s, we completed several acquisitions that included the assumption of all historical liabilities associated with workers’ compensation. These liabilities were greater than originally projected. In addition, our financial condition began to deteriorate in 1999. This caused us to reduce our spending for new equipment and for major repairs. We were also seeking a merger with or sale to other large firms in our industry. This caused a great deal of uncertainty for our employees. We believe that both of these facts led to a higher rate of reported accidents than would have otherwise been the case.

During the bankruptcy period, we stopped paying interest on our pre-petition secured debt and were able to negotiate interim price adjustments with our customers. The additional funds provided by these items have been used to purchase new equipment and complete major repairs to our equipment fleet, thereby improving the safety of our workplace. Since emerging from bankruptcy, we have begun to hire management and staff to assist us in managing our exposure to workers’ compensation claims. These employees have focused on improving our hiring practices, implementing new safety training procedures and better managing our workers’ compensation claims process.

Results of Operations

Three Months Ended March 31, 2005 Compared with the Three Months Ended March 31, 2004

The following compares the three months ended operating results for the Predecessor Company with that of the Successor Company. However, as a result of the reorganization transaction and the implementation of fresh start accounting, the results of operations of the Successor Company and the Predecessor Company are not comparable.

The following table shows selected operating results for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 (in 000’s):

	Three Months Ended March 31,
	2005	2004	Total
Volume (tons)	2,228	2,287	(3%)
Revenues
Coal sales	$96,401	79,239	22%
Synfuel handling	1,474	1,619	(9%)
Cost of coal sold	80,942	65,707	23%
Depreciation, depletion and amortization	9,478	9,272	2%
Gross Profit	7,455	5,879	27%
Selling, general and administrative	5,035	3,561	41%

Volume and revenues

For the three months ended March 31, we shipped 2.2 million tons of coal in 2005 and 2.3 million tons in 2004. We experienced a reduction during the three months ended March 31, 2005 of 102,000 tons from contract mining operations as compared to the three months ended March 31, 2004. This reduction was primarily due to delays in the commencement of operations at one of our contract surface mines and delays in obtaining production equipment. That contract surface mine began producing coal in April 2005 and is expected to reach normalized production levels during the second quarter of 2005.

Coal sales revenue for the three months ended March 31, increased from $79.2 million in 2004 to $96.4 million in 2005. This increase was due to an increase in the average sales price per ton for sales under long-term contracts and spot sales. For the three months ended March 31, 2005, we sold 1.9 million tons of coal under long-term contracts (87% of total sales volume) at an average selling price of $40.46 per ton. For the three months ended March 31, 2004, we sold 1.9 million tons of coal (82% of total sales volume) under long-term contracts at an average selling price of $33.51 per ton. The increase in average selling price from contract sales from 2004 to 2005 was due to the renegotiation of below-market contract prices as part of our bankruptcy proceedings. For the three months ended March 31, 2005, we sold 296,000 tons of coal (13% of total sales volume) to the spot market at an average selling price of $61.63 per ton. For the three months ended March 31, 2004, we sold approximately 405,000 tons (18% of total sales volume) to the spot market at an average selling price of $39.92 per ton.

Operating costs

For the three months ended March 31, the cost of coal sold, excluding depreciation, depletion and amortization, increased from $65.7 million in 2004 to $80.9 million in 2005. Our cost per ton of coal sold increased from $28.70 per ton in the 2004 period to $36.33 per ton in the 2005 period. This $7.63 increase in cost per ton of coal sold was due to several factors. Sales related costs (primarily royalties and severance taxes) increased by $1.30 per ton as a result of increased sales prices. Labor and benefit costs increased by $1.24 per ton in the 2005 period due to a wage increase to all production employees, effective January 1, 2005. The competitive job market in the coal industry necessitated this increase. Variable costs increased by $3.41 per ton, primarily due to a per ton increase in roof support materials and mining bits costs due to the increase in worldwide steel prices. Trucking costs increased by $1.16 per ton in the 2005 period due to tonnage restrictions and higher fuel costs.

For the three months ended March 31, depreciation, depletion and amortization, increased from $9.3 million in 2004 to $9.5 million in 2005. On a per ton basis, depreciation, depletion and amortization was $4.05 for the three months ended March 31, 2004 and $4.25 for the three months ended March 31, 2005. These results are not comparable due to the impact of fresh start accounting on our asset base.

Selling, general and administrative expenses increased from $3.6 million for the three months ended March 31, 2004 to $5.0 million for the months ended March 31, 2005. This increase was primarily due to $447,000 of charges in 2005 for stock related compensation, a $256,000 increase in salaries, a $261,000 increase in other administrative costs associated with being a public company and a $213,000 increase in bank fees for our asset backed credit facilities.

Income taxes

Our effective tax rate for the three months ended March 31, 2005 was 18.3%. Our effective income tax rate is impacted by percentage depletion. Percentage depletion is an income tax deduction that is limited to a percentage of taxable income from each of our mining properties. Because percentage depletion can be deducted in excess of cost depletion, it creates a permanent difference and directly impacts the effective tax rate. Fluctuations in the effective tax rate may occur due to the varying levels of profitability (and thus, taxable income and percentage depletion) at each of our mine locations.

Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

In order to provide a basis for comparing the year ended December 31, 2004 with the year ended December 31, 2003, the operating results of the Successor Company for the eight months ended December 31, 2004 have been combined with the operating results for the Predecessor Company for the four months ended April 30, 2004, for purposes of the following table and discussion. The combining of the predecessor and successor accounting periods is not permitted by generally accepted accounting principles. Additionally, as explained above, the operating results of the Successor Company and the Predecessor Company are not comparable.

The following table shows selected operating results for the year ended December 31, 2004 compared to the year ended December 31, 2003:

	Year Ended December 31,
	2004	2003	Change
Volume (millions of tons)	8.9	10.1	(12%)
Revenues (000)
Coal sales	$338,297	$297,713	14%
Synfuel handling	7,350	6,339	16%
Cost of coal sold (000)	280,220	278,939	1%

Volume and revenues

We shipped 10.1 million tons of coal in 2003 and 8.9 million tons in 2004. Production from our company mines decreased by approximately 138,000 tons in 2004 as compared to 2003. This decrease in production from our company mines was due to adverse geological conditions at several of our mines and several major moves of mining equipment and personnel in the third and fourth quarters of 2004. In addition, there was a reduction during the year of 54% or 635,000 tons from contract mining operations. This reduction in coal obtained from contract mining operations is attributed to several underground mine contractors terminating our contract mine agreements to seek higher-priced opportunities with our competitors or closing operations due to depletion of reserves. We also experienced a decrease of 57%, or 448,000 tons, in coal purchased by us for resale. The reduction in coal purchased for resale from third parties is the result of the increased competition for purchased coal. We continue to be challenged in replacing contract mine operators and purchased coal sources due to the continued strong coal market.

Coal sales revenue increased from $297.7 million in 2003 to $338.3 million in 2004. This increase was due to an increase in spot coal sales, which commanded a higher price in 2004 than in 2003, as well as an increase in the average sales price per ton for sales under long-term contracts. For the year ended December 31, 2004, we sold 7.2 million tons of coal under long-term contracts (81% of total sales volume) at an average selling price of $35.22. For 2003, we sold 9.3 million tons of coal under long-term contracts (92% of total sales volume) at an average selling price of $28.91. The increase in average selling price from 2003 to 2004 was due to the renegotiation of below-market contract prices as part of our bankruptcy proceedings. For the year ended December 31, 2004, we sold 1.7 million tons of coal (19% of total sales volume) to the spot market at an average selling price of $50.09 per ton. For 2003, we sold 772,000 tons of coal (8% of total sales volume) to the spot market at an average selling price of $36.91 per ton.

Revenues related to the handling, loading and shipping of synfuel increased from $6.3 million for the year ended December 31, 2003 to $7.4 million for the year ended December 31, 2004. We processed and shipped 6% less coal as synfuel in 2004 than we processed and shipped in 2003. However, our fees, on a per ton basis, increased during the same period.

Operating costs

The cost of coal sold, excluding depreciation, depletion and amortization, increased from $278.9 million in 2003 to $280.2 million in 2004, even though the amount of coal we shipped decreased by 1.2 million tons. Our cost per ton of coal sold increased from $27.67 per ton in 2003 to $31.55 per ton in 2004. This $3.88 increase in cost per ton of coal sold was due to several factors. For production from our company-operated mines, sales related costs (primarily royalties and severance taxes) increased by $1.42 per ton as a result of increased sales prices. Labor and benefit costs for those tons increased by $1.00 per ton in 2004 primarily due to lower productivity at several mines. The labor and benefit costs were partially offset by a reduction in workers compensation costs of $3.5 million, or $0.40 per ton, during the fourth quarter of 2004, reflecting improved actuarial trends. Variable costs increased by $1.12 per ton, primarily due to higher roof support and machine parts costs primarily related to the increased cost of steel. In addition, the cost of coal produced by independent contract mine operators (6% of our 2004 tonnage) increased by $2.89 per ton while the cost of coal purchased from outside parties for resale (4% of our 2004 tonnage) increased by $3.39 per ton for the period. The application of fresh start accounting required that we increase the value of our inventory by approximately $1.1 million on April 30, 2004. This adjustment increased our cost of coal sold and reduced gross profit during the eight months ended December 31, 2004 by a corresponding amount.

For the year ended December 31, depreciation, depletion and amortization decreased from $40.4 million in 2003 to $34.1 million in 2004. On a per ton basis, depreciation, depletion and amortization was $4.01 in 2003 and $3.84 in 2004. This decrease was primarily due to the impact of fresh start accounting on our asset base.

Selling, general and administrative expenses decreased from $19.8 million in 2003 to $16.4 million in 2004. This decrease was primarily due to a $4.2 million reduction in certain costs due to our exit from bankruptcy. This decrease was offset by approximately $1.1 million of stock-based compensation expense recorded in 2004. We had no stock based compensation expense in 2003.

Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

The following table shows selected operating results for the years ended December 31, 2003 and December 31, 2002:

	Year Ended December 31,
	2003	2002	Change
Volume (millions of tons)	10.1	13.9	(27%)
Revenues (000)
Coal sales	$297,713	393,512	(24%)
Synfuel handling	6,339	4,087	55%
Cost of coal sold (000)	278,939	344,222	(19%)
Depreciation, depletion and amortization	40,427	46,393	(13%)
Selling, general and administrative expenses	19,835	19,994	(1%)
Other operating expenses	—	26,554
Operating loss	(35,149)	(39,564)

Volume and revenues

We shipped 13.9 million tons of coal in 2002 and 10.1 million tons in 2003. The decrease was due to the closure of higher-cost Company-operated mines (2.4 million tons), reduced purchased coal tonnage (749,000 tons) and reduced tonnage from contract mining operations (662,000 tons). The decrease in purchased coal tonnage was primarily due to the loss of a supplier of purchased coal for our Blue Diamond operation. The filing of our bankruptcy petition on March 25, 2003 adversely impacted our outside sources of coal, and resulted in several contract mine operators terminating their relationship with us. The majority of this adverse impact was felt in the months after our bankruptcy filing.

Coal sales revenue for the year ended December 31 declined from $393.5 million in 2002 to $297.7 million in 2003. The decrease in revenue was due to fewer tons being available for sale, including coal produced from our Company-operated mines, coal produced by our independent contract mine operators and coal purchased by us for resale. For 2003, we sold 9.3 million tons of coal under long-term contracts (92% of total sales volume) at an average selling price of $28.91. For 2002, we sold 12.4 million tons of coal under long-term contracts (89% of total sales volume) at an average selling price of $27.42. The increase in average selling price was due to interim contract price increases during 2003. For 2003, we sold 772,000 tons of coal (8% of total sales volume) to the spot market at an average selling price of $36.91 per ton. For 2002, we sold 1.5 million tons (11% of total sales volume) to the spot market at an average selling price of $34.92 per ton. The change in the average selling price per ton of spot coal was due to an overall strengthening in the coal and energy markets during the fourth quarter of 2003.

Revenues related to the handling, loading and selling of synfuel increased from $4.1 million for 2002 to $6.3 million for 2003. This change was due to more coal being processed and shipped as synfuel. We processed and shipped 56% more coal as synfuel in 2003 than we processed and shipped in 2002.

Operating costs

For the year ended December 31, the cost of coal sold, excluding depreciation, depletion and amortization, decreased from $344.2 million in 2002 to $278.9 million in 2003. This decrease was due to a change in the volume of coal mined and shipped. Costs per ton of coal sold increased approximately $2.95, or 12%, to $27.67 in 2003 compared with $24.72 in 2002. The increase in per ton costs was primarily caused by higher variable costs at the mines for supplies, maintenance items and repairs of $0.83 per ton, higher costs at preparation plants and loadout facilities of $0.57 per ton due to fixed costs being spread over fewer tons and from the increased cost of contract miners (labor) of $0.30 per ton. We also experienced difficult geologic conditions at one of our mine complexes during the fourth quarter of 2003, which increased our costs by approximately $0.67 per ton. Our Linear Feet per Man Hour (LFPMH) decreased from 1.66 in 2002 to 1.57 in 2003. Our Clean Tons per Linear Foot (CTPLF) decreased from 2.53 in 2002 to 2.49 in 2003. Both of these changes increased our operating costs per ton by spreading fixed costs over fewer tons.

Depreciation, depletion and amortization decreased from $46.4 million in 2002 to $40.4 million in 2003. The decrease was caused by the reduction in tons sold offset by an increase in the per ton cost. On a per ton basis, depreciation, depletion and amortization was $3.33 in 2002 and $4.01 in 2003. A portion ($0.10) of this increase was due to us lowering our estimate of remaining reserves in 2003, which increased the amortization expense per ton mined in 2003. See “Business—Reserves” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Coal Reserves” for a discussion of how we estimate our mineral reserves.

Selling, general and administrative expenses decreased from $20.0 million in 2002 to $19.8 million in 2003.

Other operating expenses were $26.6 million in 2002. These expenses represent adjustment for loss on abandoned mining fixed assets ($9.1 million), mine development costs ($7.7 million), prepaid royalties on abandoned properties ($4.2 million), capitalized debt issuance costs ($4.1 million) and other items ($1.5 million). In 2002, as part of our efforts to eliminate unprofitable operations, several mines and a preparation plant were idled. We determined that those operations could not be operated profitably, due to uneconomical or depleted reserves, so the preparation plant and certain assets associated with the mines (i.e., mine development costs, certain equipment and prepaid royalties) were abandoned.

Interest expense

Interest expense decreased to $18.5 million for 2003, compared with $29.9 million for 2002. The decrease was primarily due to our Chapter 11 bankruptcy filing on March 25, 2003 and the automatic stay from accruing and paying interest on our pre-petition debt. In the first quarter 2003, an interest rate swap agreement that we had previously entered into was terminated due to an event of default. As a result, the balance of $9.3 million that was recorded in accumulated other comprehensive loss was charged to interest expense. The higher interest cost for 2002 was primarily due to the increased interest rate in 2002 on our outstanding debt due to defaults under our loan and note agreements.

Miscellaneous income

Miscellaneous income increased from a $1.2 million gain in 2002 to a $1.5 million gain in 2003. In 2002, we received a royalty settlement of $1.1 million, and, in 2003, we had a $1.0 million gain from the sale of an investment.

Reorganization items, net

Reorganization items were $7.6 million in 2003. These costs represented the reorganization professional costs incurred in connection with our bankruptcy filing. There were no reorganization items incurred in 2002.

Income taxes

Income tax benefit was $2.9 million for 2003, compared with $8.1 million for 2002. The $2.9 million benefit for 2003 resulted from recording a deferred tax benefit on a loss on an interest rate swap that was previously recorded in other comprehensive loss. We had no other income tax expense or benefit for 2003 as we continued to record a valuation allowance against all of our net deferred tax assets.

Due to continuing losses from operations, 2002 was the first year in which we recorded a full valuation allowance against net deferred tax assets. The tax benefit of $8.1 million is lower than the “expected” tax benefit, calculated at 34%, of $22.9 million due to the recording of a $14.2 million valuation allowance against our net deferred tax assets and a $0.6 million net adjustment primarily for percentage depletion and state income taxes.

Cumulative effect of accounting change

We adopted Statement No. 143 effective January 1, 2003, and the adoption changed our accounting for reclamation. The cumulative effect of the accounting change was a charge to operations of $3.0 million. We also increased total reclamation liability by $6.8 million. We recorded the related capitalized asset retirement cost by increasing property, plant and equipment, net of accumulated depreciation, by $3.8 million.

Liquidity and Capital Resources

Although our cash from operations has changed significantly in the periods discussed below, we do not believe that those periods are comparable due to our emergence from bankruptcy. We experienced unusual swings in working capital leading up to and entering bankruptcy. We also were able to renegotiate our coal contracts due to the bankruptcy, which increased our revenues. Our liquidity going forward will be generated by our gross profit on coal sales. The gross profit will be driven by the price of coal and our operating costs. Our capital expenditure payments for existing operations are expected to be paid out of the cash generated by the gross profit.

As of March 31, 2005, we had available liquidity of approximately $6.8 million. This consisted of unrestricted cash on hand of approximately $1.7 million and availability under the revolver component of our Senior Secured Credit Facility of approximately $5.1 million.

After the refinancing of our existing debt as described elsewhere in this prospectus, we expect to have availability under our proposed new senior secured credit facility of approximately $25 million.

Excluding the financings we are undertaking in connection with the proposed Triad acquisition, our primary source of cash will be sales of coal to our utility and industrial customers. The price of coal received can change dramatically based on supply and demand and will directly affect this source of cash. Our primary uses of cash include the payment of ordinary mining expenses to mine coal, capital expenditures and benefit payments. Ordinary mining expenses are driven by the cost of supplies, including steel prices and diesel fuel. Benefit payments include payments for workers’ compensation and black lung benefits paid over the lives of our employees. We are required to pay these when due, and are not required to set aside cash for these payments. We have posted surety bonds with state regulatory departments to guarantee these payments and have secured letters of credit as further security for these obligations. Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable. To the extent that surety bonds become unavailable, we would seek to secure obligations with letters of credit, cash deposits, or other suitable forms of collateral. The benefit payments for workers’ compensation and black lung benefits will be paid as the claims are submitted over the lives of our employees. We believe that these benefit payments are reasonably predictable and we have reflected them in the contractual obligations table below.

Excluding the financings we are undertaking in connection with the proposed Triad acquisition, we expect that our secondary source of cash will be the revolver component of our proposed new senior secured credit facility. We believe that cash on hand, cash generated from our operating activities, and availability under the revolver component of our proposed new senior secured credit facility will be sufficient to meet our working capital needs, to fund our capital expenditures for existing operations and to meet our debt service obligations for the next twelve months, excluding the Triad acquisition. Nevertheless, there are many factors beyond our control, including general economic and coal market conditions, that could have a material adverse impact on our ability to meet our liquidity needs.

In the event that the sources of cash described above are not sufficient to meet our future cash requirements, we will need to reduce certain planned expenditures or seek additional financing, or both. If debt financing is not available on favorable terms, we may seek to raise funds through the issuance of our equity securities. If such actions are not sufficient, we may need to limit our growth or reduce or curtail some of our operations to levels consistent with the constraints imposed by our available cash flow, or both. Our ability to seek additional debt or equity financing may be limited by our existing and any future financing arrangements and/or economic and financial conditions. In particular, our Senior Secured Credit Facility restricts our ability to incur additional indebtedness. We cannot provide assurance that any reductions in our planned expenditures or in our expansion and personnel would be sufficient to cover shortfalls in available cash or that additional debt or equity financing would be available on terms acceptable to us, if at all.

Other than ordinary course of business expenses and capital expenditures for existing mines during the next several years and the proposed Triad acquisition, our only large expected use of cash will be the development of a new mine at our McCoy Elkhorn complex. We expect to invest approximately $23 million during 2005 in the development of the new McCoy Elkhorn mine and the related preparation plant upgrade. We expect that such developments will be funded through cash on hand, cash generated by operations and from the revolver component of our Senior Secured Credit Facility and proposed new senior secured credit facility.

The following chart reflects the components of our debt as of December 31, 2004 on an actual basis and as adjusted to give effect to the refinancing of our existing credit facilities and the Triad acquisition, as if such events had occurred as of December 31, 2004:

	Actual	As adjusted
	(in thousands)
Senior Secured Credit Facility:
Term loan component	$20,000	—
Revolver component	—	—
Term Credit Facility	75,000	—
Proposed New Senior Secured Credit Facility	—	—
Senior Notes due 2012	—	150,000
Other	—	1,712
Total long term debt	95,000	151,712
Less amounts classified as current	2,700	1,712
Total long term debt, less current maturities	$92,300	150,000

Effective May 6, 2004, we closed a $50 million senior secured credit facility with Wells Fargo Foothill, Inc. (the “Senior Secured Credit Facility”). This facility was used to repay outstanding amounts and replace letters of credit under our $20.0 million debtor-in-possession facility, to fund expenses associated with our exit from bankruptcy and to provide liquidity for general corporate purposes. The Senior Secured Credit Facility is comprised of a $30 million revolver component and a $20 million term component. The term loan was fully funded at closing. Borrowings under the revolver component bear interest at LIBOR + 2.5% or the Base Rate (as defined in the credit agreement) + 1.0%. Borrowings under the term component bear interest at LIBOR + 5.25% or the Base Rate + 3.85%. The term of the Senior Secured Credit Facility is five years. Principal payments on the term component of $900,000 per quarter commence on April 1, 2005 and continue through April 1, 2009, with the remaining principal balance due on May 6, 2009. Interest is payable in arrears, on the first day of each month on Base Rate borrowings while interest on LIBOR Rate borrowings is due on the last day of the LIBOR interest period. Advances under the Senior Secured Credit Facility are secured by a first priority lien on substantially all of our assets, and, except for the Term Credit Facility, we may not incur additional debt on the assets securing the Senior Secured Credit Facility. Advances under the revolver component may not exceed a borrowing base calculation derived as a percentage of eligible assets. The Senior Secured Credit Facility can be terminated with 90 days written notice by paying all outstanding principal, interest and making any prepayment premium payments due. The $30 million revolver component has a prepayment premium of 2.5% of the total revolver commitment for the first year, declining to 2.0% for the second year, 1.5% for the third year and 0.5% for the fourth year. There is not a prepayment premium for the fifth year of the facility. The $20 million term loan component has a prepayment premium of $200,000 (1.0%) if paid prior to April 30, 2007. There is no prepayment premium after April 30, 2007.

We also entered into a $75 million restructured term credit facility with our pre-petition secured lenders (the “Term Credit Facility”) in partial satisfaction of our prepetition obligations, pursuant to the Plan of Reorganization. The term of the Term Credit Facility is seven years, and our repayment of the Term Credit Facility is secured by a second priority lien on substantially all of our assets. Except for the Senior Secured Credit Facility, we may not incur additional debt on the assets securing the Term Credit Facility. In addition, we may not incur any unsecured debt (other than normal trade payables) and may not incur more than $5 million of recourse debt (including the Senior Secured Credit Facility and the Term Credit Facility). The Term Credit Facility provides for an annual interest rate of 9%. There is no scheduled amortization of this facility for the first two years. The notes are payable over seven years with principal repayments of $1.5 million per quarter beginning June 30, 2006 and increasing to $2.5 million per quarter beginning June 30, 2008. All remaining principal and interest is due May 6, 2011. Borrowings under the Term Credit Facility may be prepaid without penalty.

The Senior Secured Credit Facility and the Term Credit Facility contain financial covenants for fixed charge coverage, total leverage, minimum consolidated tangible net worth, minimum Consolidated Total EBITDA (as defined in each of the credit facilities), and maximum capital expenditures. We were in compliance with all of the financial covenants for the Senior Secured Credit Facility and the Term Credit Facility as of December 31, 2004.

As of such date, the covenants included a minimum fixed charge ratio of .75 to 1.0, minimum leverage ratio of 2.75 to 1.0, minimum consolidated tangible net worth of $20 million, minimum Consolidated Total EBITDA of $44.0 million and maximum annual limits on capital expenditures of $35.3 million for all projects other than the new underground mine under development at our McCoy Elkhorn mining complex, and $27.3 million for capital expenditures at that new mine during 2005.

As described above, we expect to refinance all amounts outstanding under the Senior Secured Credit Facility and Term Credit Facility with the proceeds of our concurrent common stock and notes offerings. We also expect to enter into our proposed new senior secured credit facility. Our proposed new senior secured credit facility is described under “Description of Other Indebtedness.” After giving effect to these transactions, our total debt and interest expense will increase significantly. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Capitalization.” The concurrent offerings of common stock and notes are not conditioned upon each other. We cannot assure you that we will be able to complete either or both of the concurrent offerings or enter into our proposed new senior secured credit facility.

Net cash provided by or used in operating activities reflects net income or loss adjusted for non-cash charges and changes in net working capital (including non-current operating assets and liabilities). Net cash provided by operating activities was $12.7 million for the three months ended March 31, 2005, and net cash used by operating activities was $3.1 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, our net income, as adjusted for non cash charges, was increased by $2.1 million due to changes in our working capital. This change in net working capital was primarily caused by changes in accounts receivable due to increased sales and an increase in accounts payable due to timing. Net cash provided by operating activities was $15.6 million for the year ended December 31, 2004, and net cash provided by operating activities was $23.0 million for the year ended December 31, 2003. For the year ended December 31, 2004, our net income, as adjusted for non cash charges, was offset by a $30.2 million decrease in cash from operations due to changes in our working capital. This change in net working capital was primarily caused by changes in accounts receivable, due to increased sales prices of coal and a decrease in accounts payable due to increased liquidity upon emergence from bankruptcy.

Net cash used by investing activities increased from $6.8 million to $14.7 million for the three months ended March 31, 2005 as compared to the three months ended March 31, 2004. The increase was primarily due to additional capital expenditures for the three months ended March 31, 2005 on Mine 15 of $5.5 million. The remaining capital expenditures primarily consisted of new and replacement mine equipment and various projects to improve the efficiency of our mining operations. Net cash used by investing activities increased $15.5 million to $31.2 million for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The change was primarily due to a $15.2 million increase in capital expenditures in 2004 to $35.3 million as compared to 2003, offset by a $4.0 million increase in proceeds on sales of property in 2004. Capital expenditures primarily consisted of new and replacement mine equipment and various projects to improve the efficiency of our mining operations. The cash used in investing activities in 2003 also included a $2.3 million reduction in restricted cash and $2.0 million from the sale of investments. Our cash used by investing activities in 2002 was $33.5 million and included $22.9 million of capital expenditures and a $10.6 million change in restricted cash.

Net cash provided by or used in financing activities primarily reflects changes in short- and long-term financing. Net cash used in financing activities was $0.1 million for the three months ended March 31, 2005 and net cash provided by financing activities was $6.3 million for the three months ended March 31, 2004. During the three months ended March 31, 2004, we borrowed $6.4 million under a debtor in possession credit facility. Net cash provided by or used in financing activities primarily reflects changes in short- and long-term financing. Net cash provided by financing activities was $14.6 million for the year ended December 31, 2004 and net cash used in financing activities was $2.5 million for the year ended December 31, 2003. During 2004, we received $20.0 million in proceeds, less $2.2 million capitalized debt issuance costs, from the Senior Secured Credit Facility in May 2004. During 2004, we also borrowed and repaid $6.4 million under the debtor in possession credit facility. We had no proceeds from borrowings and had $1.9 million in principal payments during the year ended December 31, 2003. Net cash provided by financing activities in 2002 was $3.3 million, primarily due to the issuance of $3.4 million of debt under our pre-petition credit agreements in 2002.

Contractual Obligations

The following is a summary of our contractual obligations and commitments as of December 31, 2004:

	Payment Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long term debt (1)	$95,000	$2,700	$17,700	$29,100	$45,500
Interest on long term debt (2)	51,469	11,158	21,491	14,214	4,606
Capital lease obligations (3)	1,142	459	683	—	—
Operating lease obligations (3)	1,239	605	552	82	—
Royalty obligations (4)	141,732	14,705	31,233	28,414	67,380
Purchase obligations (5)	603	603	—	—	—
	$291,185	$30,230	$71,659	$71,810	$117,486

(1)	All existing long term debt will be repaid and replaced with the notes and the proposed new senior secured credit facility. Assuming our refinancing transactions are consummated as contemplated, subsequent to the refinancing, we will have $150 million of new senior notes outstanding, which will mature in 2012.

(2)	Includes interest payments on variable rate debt that is based on the interest rate in effect as of December 31, 2004. All such debt will be repaid with proceeds from the notes offering and the proposed new senior secured credit facility. Assuming interest on the senior notes of 9.375%, we will be contractually obligated to pay approximately $14.1 million of interest annually on such notes.

(3)	Capital lease obligations include the amount of imputed interest over the terms of the leases. See Note 13 in the notes to the consolidated financial statements for additional information on capital and operating leases.

(4)	Royalty obligations include minimum royalties payable on leased coal rights. Certain coal leases do not have set expiration dates but extend until completion of mining of all merchantable and mineable coal reserves. For purposes of this table, we have generally assumed that minimum royalties on such leases will be paid for a period of ten years.

(5)	Purchase obligations include agreements to purchase coal that include fixed quantities or minimum amounts and a fixed price provision. They do not include agreements to purchase coal with vendors that do not include quantities or minimum tonnages, or monthly purchase orders.

Additionally, we have liabilities relating to pension, workers compensation, black lung and mine reclamation and closure. As of December 31, 2004, payments related to these items are estimated to be:

Payments Due by Years (in thousands)
Within 1 Year	2–3 Years	4–5 Years
$17,700	$25,938	$21,318

Our determination of these noncurrent liabilities is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. Moreover, in particular for periods after 2004, our estimates may change from the amounts included in the table, and may change significantly, if our assumptions change to reflect changing conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” and the notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements, including guarantees, operating leases, indemnifications, and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and, except for the operating leases, we do not expect any material impact on our cash flow, results of operations or financial condition from these off-balance sheet arrangements.

We use surety bonds to secure reclamation, workers’ compensation and other miscellaneous obligations. At March 31, 2005, we had $69.4 million of outstanding surety bonds with third parties. These bonds were in place to secure obligations as follows: post-mining reclamation bonds of $26.6 million, workers’ compensation bonds of $40.3 million, wage payment, collection bonds, and other miscellaneous obligation bonds of $2.5 million.

Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable. To the extent that surety bonds become unavailable, we would seek to secure obligations with letters of credit, cash deposits, or other suitable forms of collateral.

We also use bank letters of credit to secure our obligations for workers’ compensation programs, various insurance contracts and other obligations. At March 31, 2005, we had $32.7 million of letters of credit outstanding, including $7.8 million of letters of credit outstanding collateralized by $8.4 million of cash deposited in restricted, interest-bearing accounts pledged to issuing banks.

Critical Accounting Estimates

Overview

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require estimates and judgments that affect reported amounts for assets, liabilities, revenues and expenses. The estimates and judgments we make in connection with our consolidated financial statements are based on historical experience and various other factors we believe are reasonable under the circumstances. Note 1 of the notes to the consolidated financial statements lists and describes our significant accounting policies. The following critical accounting policies have a material effect on amounts reported in our consolidated financial statements.

Workers’ Compensation

Our most significant long-term obligation is the obligation to provide workers’ compensation benefits. We are liable under various state statutes for providing workers’ compensation benefits. To fulfill these obligations, we have used self-insurance programs with varying excess insurance levels, and, since June 7, 2002, a high-deductible, fully insured program. The high-deductible, fully insured program is comparable to a self-insured program where the excess insurance threshold equals the deductible level.

We accrue for the present value of certain workers’ compensation obligations as calculated by an independent actuary based upon assumptions for work-related injury and illness rates, discount rates and future trends for medical care costs. The discount rate is based on interest rates on bonds with maturities similar to the estimated future cash flows. The discount rate used to calculate the present value of these future obligations was 5.25% at December 31, 2004. Significant changes to interest rates result in substantial volatility to our consolidated financial statements. If we were to decrease our estimate of the discount rate from 5.25% to 4.25%, all other things being equal, the present value of our workers’ compensation obligation would increase by approximately $3.5 million. A change in the law, through either legislation or judicial action, could cause these assumptions to change. If the estimates do not materialize as anticipated, our actual costs and cash expenditures could differ materially from that currently estimated. Our estimated workers’ compensation liability as of March 31, 2005 was $50.5 million.

Coal Miners’ Pneumoconiosis

We are required under the Federal Mine Safety and Health Act of 1977, as amended, as well as various state statutes, to provide pneumoconiosis (black lung) benefits to eligible current and former employees and their dependents. We provide these benefits through self-insurance programs and, for those claims incurred with last exposure after June 6, 2002, a high-deductible, fully insured program.

An independent actuary has calculated the estimated pneumoconiosis liability based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and interest rates. The discount rate is based on interest rates on bonds with maturities similar to the estimated future cash flows. The discount rate used to calculate the present value of these future obligations was 5.25% at December 31, 2004. Significant changes to interest rates result in substantial volatility to our consolidated financial statements. If we were to decrease our estimate of the discount rate from 5.25% to 4.25%, all other things being equal, the present value of our black lung obligation would increase by approximately $3.3 million. A change in the law, through either legislation or judicial action, could cause these assumptions to change. If these estimates prove inaccurate, the actual costs and cash expenditures could vary materially from the amount currently estimated. Our estimated pneumoconiosis liability as of March 31, 2005 was $26.0 million.

Defined Benefit Pension

The estimated cost and benefits of our non-contributory defined benefit pension plans are determined by independent actuaries, who, with our review and approval, use various actuarial assumptions, including discount rate, future rate of increase in compensation levels and expected long-term rate of return on pension plan assets. In estimating the discount rate, we look to rates of return on high-quality, fixed-income investments. At December 31, 2004, the discount rate used to determine the obligation was 5.5%. Significant changes to interest rates result in substantial volatility to our consolidated financial statements. If we were to decrease our estimate of the discount rate from 5.5% to 4.5%, all other things being equal, the present value of our pension liability would increase by approximately $11.0 million. The rate of increase in compensation levels is determined based upon our long-term plans for such increases. The rate of increase in compensation levels used was 4.0% for the year ended December 31, 2004. The expected long-term rate of return on pension plan assets is based on long-term historical return information and future estimates of long-term investment returns for the target asset allocation of investments that comprise plan assets. The expected long-term rate of return on plan assets used to determine expense in each period was 8.0% for the year ended December 31, 2004. Significant changes to these rates would introduce substantial volatility to our pension expense. Our pension obligation as of March 31, 2005 was $15.2 million.

Reclamation and Mine Closure Obligation

The SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. Our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering estimates related to these requirements. Statement No. 143 requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. Our management and engineers periodically review the estimate of ultimate reclamation liability and the expected period in which reclamation work will be performed. In estimating future cash flows, we considered the estimated current cost of reclamation and applied inflation rates and a third party profit, as necessary. The third party profit is an estimate of the approximate markup that would be charged by contractors for work performed on our behalf. The discount rate is based on interest rates of bonds with maturities similar to the estimated future cash flow. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. The actual costs could be different due to several reasons, including the possibility that our estimates could be incorrect, in which case our liabilities would differ. If we perform the reclamation work using our personnel rather than hiring a third party, as assumed under Statement No. 143, then the costs should be lower. If governmental regulations change, then the costs of reclamation will be impacted. Statement No. 143 recognizes that the recorded liability will be different than the final cost of the reclamation and addresses the settlement of the liability. When the obligation is settled, and there is a difference between the recorded liability and the amount of cash paid to settle the obligation, a gain or loss upon settlement is included in earnings. Our asset retirement obligation as of March 31, 2005 was $16.2 million.

Contingencies

We are the subject of, or a party to, various suits and pending or threatened litigation involving governmental agencies or private interests. We have accrued the probable and reasonably estimable costs for the resolution of these claims based upon management’s best estimate of potential results, assuming a combination of litigation and settlement strategies. Unless otherwise noted, management does not believe that the outcome or timing of current legal or environmental matters will have a material impact on our financial condition, results of operations, or cash flows. See “Business—Legal Proceedings” and the notes to the consolidated financial statements for further discussion on our contingencies.

Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (“Statement No. 109”), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Statement No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income. We have also considered, but not relied upon, tax planning strategies in determining the deferred tax asset that will ultimately be realized. If actual results differ from the assumptions made in the evaluation of the amount of our valuation allowance, we record a change in valuation allowance through income tax expense in the period such determination is made.

At December 31, 2004, we had a net deferred tax liability of $34.6 million, which consisted of a total gross deferred tax asset of $107.4 million, a valuation allowance of approximately $61.1 million and a gross deferred tax liability of $80.9 million. The valuation allowance, which includes approximately $14.6 million that was recorded as part of our fresh start entries, provides a reserve for our net operating loss and alternate minimum tax credit carryforwards.

Coal Reserves

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves. Many of these uncertainties are beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled by our staff and analyzed by Marshall Miller & Associates, Inc. A number of sources of information were used to determine accurate recoverable reserves estimates, including:

•	all currently available data;

•	our own operational experience and that of our consultants;

•	historical production from similar areas with similar conditions;

•	previously completed geological and reserve studies;

•	the assumed effects of regulations and taxes by governmental agencies; and

•	assumptions governing future prices and future operating costs.

Reserve estimates will change from time to time to reflect, among other factors:

•	mining activities;

•	new engineering and geological data;

•	acquisition or divestiture of reserve holdings; and

•	modification of mining plans or mining methods.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenue and expenditures with respect to reserves will likely vary from estimates, and these variances could be material. In particular, a variance in reserve estimates could have a material adverse impact on our annual expense for depreciation, depletion and amortization and our annual calculation for potential impairment. For a further discussion of our coal reserves, see “Business—Reserves.”

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123R), which requires all public companies to measure compensation cost in the income statement for all share-based payments (including employee stock options) at fair value for fiscal years beginning after June 15, 2005. We intend to adopt FAS 123R on January 1, 2006 using the modified-prospective method. We have not completed our assessment of the impact of the adoption of this statement on our financial statements. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

Other Supplemental Information

Labor and Turnover

Recruiting, hiring, and retaining skilled mine production personnel has become challenging during the past several years. This is due to the aging of the industry workforce and the availability of other suitable positions for potential employees. The current strong market prices have also contributed to a higher level of turnover as competing coal mining companies attempt to increase production.

Based on average employment of production personnel, our gross turnover has been approximately 18.3% during the twelve months ended March 31, 2005. Our net turnover during this period, after considering employees that have left and been rehired, is approximately 7.9%. We believe that our retention of employees is equal to, or better than, other coal mining companies in our operating area.

We are actively working to improve our results in this area including the development of safety and incentive plans that we believe will further reduce our employee turnover and improve employee relations.

Sales Commitments

As of March 31, 2005, we had the following contractual commitments (including long term and short term contracts) to ship coal at a fixed and known price during the period indicated:

	Nine Months Ending December 31, 2005		2006		2007
	Average Price Per Ton	Tons	Average Price Per Ton	Tons	Average Price Per Ton	Tons
Total Sales Commitments	$41.87	6,665,600	$40.21	4,694,000	$38.37	1,630,000

Project Development

We undertake projects to add and replace production, improve productivity and efficiency, and add reserves. Currently, we have several projects underway, including the development of Mine 15 at our McCoy Elkhorn complex, and several projects under consideration, including certain projects described below.

Mine 15 Project

The Mine 15 project involves construction of a mine at our McCoy Elkhorn complex to access what we estimate to be approximately 14 million tons of controlled reserves in the Glamorgan, or Millard, seam. Included in the Mine 15 project are construction of a slope and shaft along with related surface facilities and an upgrade to the adjacent Bevins Branch preparation plant. During 2004, capital expenditures for the Mine 15 project were $3.7 million. We expect the total budget cost for this project to increase modestly from the original budget of $22 million due to higher costs of steel and cement. The excavation has progressed to the point that both the slope and the shaft have now reached the coal seam. The fabrication and installation of the remaining mine infrastructure is expected to be completed before December 31, 2005, and the mine is expected to have very limited production beginning in the fourth quarter of 2005, before ramping up to full annualized production levels of approximately 1.4 to 1.5 million tons by the end of 2006. Due to the flexibility of shipping locations in all of the Company’s non-synfuel coal supply agreements, all coal from Mine 15 is considered uncommitted and unpriced.

Test results for coal samples taken from Mine 15 indicate that the coal can be sold as a high quality utility steam coal with average heat content of 13,000 Btu and average sulfur content of less than 1%, during the initial years of mining. We may also use the coal to blend with higher sulfur coal at the McCoy Elkhorn complex. Depending on market conditions, and in certain limited circumstances, we may also sell the coal as a low quality metallurgical coal for blending purposes by other suppliers. We have not determined the percentage of coal that will be allocated to each end-market. We continue to negotiate with mineral owners to add additional contiguous reserves to the project.

Potential Surface Mining Projects

Our operations and engineering teams have identified 41 surface mining projects that merit further review. We currently control more than 75% of these reserves. Sixteen of these projects have current state mine permits, and the Army Corps of Engineers permitting process has already begun on these properties. Our management team expects six projects from this list to be presented for board consideration and potential near-term development.

Potential Preparation Plant Projects

Our operations and engineering teams have developed a list of projects intended to improve the yield of existing preparation plants. These projects are concentrated in the screening and separation areas of the plants. Our management team expects to present the project analysis for board consideration during the second quarter of 2005. If approved, and we proceed, these projects will likely be completed during the first quarter of 2006.

Market Risk

Our $75 million Term Credit Facility has a fixed interest rate and is not sensitive to changes in the general level of interest rates. Our Senior Secured Credit Facility has floating interest rates based on LIBOR or the Base Rate as defined in the credit agreement. We expect that our proposed new senior secured credit facility also will have floating interest rates.

As of March 31, 2005, we had $20 million outstanding under the term component of the Senior Secured Credit Facility. We do not expect to use interest rate swaps to manage this risk. A 100 basis point (1.0%) increase in the average interest rate for our floating rate borrowings would increase our annual interest expense by approximately $0.2 million.

We manage our commodity price risk through the use of long-term coal supply agreements, which we define as contracts with a term of one year or more, rather than through the use of derivative instruments. The percentage of our sales pursuant to long-term contracts was approximately 73% for the year ended December 31, 2004.

All of our transactions are denominated in U.S. dollars, and, as a result, we do not have material exposure to currency exchange-rate risks.

We are not engaged in any foreign currency exchange rate or commodity price-hedging transactions and we have no trading market risk.

THE COAL INDUSTRY

Coal is a major contributor to the world’s energy supply. According to BP Statistical Review, in 2003, coal represented approximately 26% of the world’s primary energy consumption and was also the fastest growing energy source in the world. The ratio of the worldwide coal reserves to production is approximately five times that of oil, and more than three times that for natural gas, according to BP Statistical Review. The primary use for coal is to fuel electric power generation. In 2004, coal generated 50% of the electricity produced in the United States, according to the EIA.

The United States is the second largest coal producer in the world, exceeded only by China, according to BP Statistical Review. Other leading coal producers include Australia, India, South Africa and Russia. According to BP Statistical Review, the United States is the largest holder of coal reserves in the world, with over 250 years of supply at current production rates.

U.S. Coal Production Regions

According to the EIA, U.S. coal production has increased by 82% during the last 30 years. In 2004, total U.S. coal production, according to the EIA, was 1.11 billion short tons. The Powder River basin accounted for 38% of the total volume of U.S. coal production in 2004, with Central Appalachia accounting for 21%, the Midwest accounting for 13%, the West (other than the Powder River basin) accounting for 14%, Northern Appalachia accounting for 12% and Southern Appalachia accounting for 2%, according to Platts. All of our coal production comes from the Central Appalachian region, and all of Triad’s coal production comes from the Midwest region.

According to Platts, Central Appalachia, including eastern Kentucky, Virginia and southern West Virginia, is the second largest coal producing region in the United States (21% of 2004 production). Coal from this region generally has a high heat content of between 12,000 and 14,000 Btus per pound and a low sulfur content ranging from 0.7% to 1.5%. From 2000 to 2004, according to Platts, the Central Appalachian region experienced a decline in production from 263 million tons to 229 million tons, or a 13% decline, primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production, which was partially offset by production increases in Southern West Virginia due to the expansion of more economically attractive surface mines. Platts estimates that Central Appalachian operators marketed approximately 80% of their 2004 coal sales directly to electric generators, principally in the southeastern U.S., with the remainder of their sales going to synfuel plants, industrial customers and steel producers in the U.S. and internationally. Central Appalachia is the primary source of U.S. coal exports.

The Midwest region consists of coal reserves in the Illinois basin (Western Kentucky, Illinois, and Indiana), the Gulf Coast (Texas, Louisiana and Mississippi), and the Western Interior (Oklahoma and Missouri). It comprises 13% of the coal production in the United States, making it the third largest U.S. region. Within the Midwest, the Illinois basin has large reserves of bituminous coal, which generally have sulfur content higher than that found in Central Appalachia. According to the EIA, production has declined from 365 million short tons in 1990 to 139 million short tons in 2004, a decrease of 63%, primarily as a result of sulfur emission restrictions implemented as a result of the Clean Air Act. Based on information from Platts, we believe utilities in the Illinois basin region and surrounding areas have made investments of approximately $13.2 billion in scrubbers since 2000. According to the EIA, by 2025, power generators are projected to add between 85 gigawatts and 99 gigawatts of SO2 scrubber capacity. With approximately 90 gigawatts of SO2 scrubbers on existing plants as of 2001, approximately two-thirds of all coal capacity will have SO2 scrubbers by 2025. These investments are expected to drive a significant increase in demand for the region’s coal reserves.

Demand for U.S. Coal Production

Coal produced in the United States is primarily consumed domestically by utilities to generate electricity, by steel companies to produce coke for use in blast furnaces, and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. According to the EIA, 98% of coal consumed in the United States in 2004 was from domestic production sources. Coal produced in the United States is also exported, primarily from east coast terminals. The breakdown of 2004 U.S. coal consumption by end user, as estimated by the EIA, is as follows:

End Use	Tons	% of Total
	(In millions)
Electricity generation	1,015.1	91.92%
Industrial	84.9	7.69%
Commercial	3.8	0.34%
Residential	0.5	0.05%
Total	1,104.3	100%

As reflected in the above table, the dominant use for coal in the United States is for electricity generation. Coal used as fuel to generate electricity and for use by industrial consumers is commonly referred to as “steam coal,” and it accounted for approximately 90% of our coal sales revenue in 2004. Coal has long been favored as an electricity generating fuel by regulated utilities because of its low cost compared to other fuels. The largest cost component in electricity generation is fuel. This fuel cost is typically lower for coal than competing hydrocarbon-based fuels such as oil and natural gas, on a Btu-comparable basis. Platts has recently estimated the average total production costs of electricity, using coal and competing generation alternatives in the first nine months of 2004 as follows:

Electrical Generation Type	Cents per Kilowatt Hour
Natural Gas	6.161
Oil	6.217
Coal	1.898
Nuclear	1.703
Hydroelectric	0.548

Platts estimates that, excluding hydroelectric plants, 17 of the 25 lowest operating cost, primary fuel-powered utility power plants in the United States during 2004 were primarily fueled by coal. Factors other than fuel cost that influence each utility’s choice of the type of electricity generation include, among others, facility construction cost, access to fuel transportation infrastructure and environmental restrictions. The breakdown of U.S. electricity generation by fuel source in 2004, according to EIA, is as follows:

Electricity Generation Source	% of Total Electricity Generation
Coal	50.1%
Nuclear	20.0%
Natural Gas	17.7%
Hydroelectric	6.6%
Oil and Other	5.6%
Total	100%

The EIA projects that generators of electricity will increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet “base load” requirements, which are the minimum amounts of electric power delivered or required over a given period of time at a steady rate, coal consumption has generally grown at the pace of electricity demand growth. Demand for electricity has historically grown in proportion to U.S. economic growth as measured by Gross Domestic Product. Based on estimates compiled by the EIA as of February 2005, electricity consumption is expected to grow 1.4% per year through 2025.

In 2004, approximately 10% of our coal sales revenue was stoker coal. Stoker coal is typically sold to industrial users, who typically purchase high Btu products with the same type of quality focus as utility coal buyers. The primary goal is to maximize heat content, with other specifications like ash content, sulfur content, and size varying considerably among different customers. Because most industrial coal consumers use considerably less tonnage than electric generating stations, they typically prefer to purchase coal that is screened and sized to specifications that streamline coal handling processes. Due to the more stringent size and quality specifications, industrial customers often pay a premium above utility coal pricing. According to the EIA, in 2004, industrial users consumed 85 million tons of coal.

Coal produced in the United States that is shipped for North American consumption is typically sold at the mine loading facility, with transportation costs being borne by the purchaser. Offshore export shipments are normally sold at the ship-loading terminal, with the producer paying for the transportation costs to the port and the purchaser paying the ocean freight.

While delivery to coal consumers often involves more than one mode of transportation, according to the EIA, approximately two-thirds of U.S. coal production is shipped via railroads. In addition, coal is also shipped via trucks, barges, overland conveyors and ocean vessels loaded at export terminals.

Industry Trends

In recent years, the U.S. coal industry has experienced several significant trends, including:

Growth in Coal Consumption.    According to the EIA, from 1990 to 2004 coal consumption in the United States increased from 904 million tons to 1,104 million tons, or 22%. The largest driver of increased coal consumption during this period was increased demand for electricity, as electricity production by domestic electric power producers increased 30% and coal consumption by electric power producers also increased 30%. Based on information from Platts, as coal remains one of the lowest cost fuel sources for domestic electric power producers, we believe coal consumption should continue to expand as demand for electricity continues to increase.

Increased Utilization of Excess Capacity at Existing Coal-Fired Power Plants.    We believe that existing coal-fired plants will supply much of the near-term projected increase in the demand for electricity because they possess excess capacity that can be utilized at low incremental costs. According to the EIA, in 2003, the estimated average utilization of existing coal-fired power plants was 72%, significantly below the 83% utilization rate that the EIA estimates coal-fired plants will operate at by 2025. If U.S. coal-fueled plants operate at utilization rates of 83%, we believe, based on information from Platts, they would consume approximately 165 million additional tons of coal per year, which represents an increase of approximately 15% over current coal consumption. In comparison, in 2004, the average utilization of existing nuclear-fired power plants was estimated by EIA to be 90.5%.

Construction of New Coal-Fired Power Plants.    The National Energy Technology Laboratory (the “NETL”), an arm of the U.S. Department of Energy, projects that 87 gigawatts of new coal-fired electric generation capacity will be constructed by 2025. The NETL has identified 114 coal-fired plants, representing 70 gigawatts of electric generation capacity, that have been proposed and are currently in various stages of development. The DOE projects that more than half of these proposed coal-fired plants will be completed and begin consuming coal to produce electricity by the end of 2010.

Industry Consolidation.    The U.S. coal industry has recently experienced significant consolidation. In 2003, the five largest coal producers controlled over 53% of coal produced in the United States, compared to just 39% in 1997 and 26% in 1991, according to the National Mining Association. Weaker coal prices in the late 1990s forced many smaller operators to sell or shut down their operations. In addition, a number of large international oil and gas companies decided to exit the domestic coal industry. Despite increased consolidation, the industry still remains relatively fragmented, with more than 600 coal producers in the United States in 2003, according to Platts.

Increasingly Stringent Air Quality Laws.    The coal industry has witnessed a shift in demand to low sulfur coal production driven by regulatory restrictions on sulfur dioxide emissions from coal-fired power plants. In 1995, Phase I of the Clean Air Act’s Acid Rain regulations required high sulfur coal plants to reduce their emissions of sulfur dioxide to 2.5 pounds or less per million Btu, and in 2000, Phase II tightened these sulfur dioxide restrictions further to 1.2 pounds of sulfur dioxide per million Btu. Sulfur dioxide and other emissions may be restricted even further by some currently proposed laws and regulations. Currently, electric power generators operating coal-fired plants can comply with these requirements by:

•	burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

•	installing pollution control devices, such as scrubbers, that reduce the emissions from high sulfur coal;

•	reducing electricity generating levels; or

•	purchasing or trading emission credits to allow them to comply with the sulfur dioxide emission compliance requirements.

Additional current and proposed air emission requirements are discussed in “Government Regulation.”

Recent Coal Market Conditions

According to traded coal indices and reference prices, U.S. and international coal demands are currently at historically high levels, and coal pricing has increased year-over-year in Central Appalachia. We believe that the current strong fundamentals in the U.S. coal industry result primarily from:

•	stronger industrial demand following a recovery in the U.S. manufacturing sector, evidenced by the most recent estimate of 3.9% real GDP growth in the fourth quarter of 2004 (from the fourth quarter of 2003), as reported by the Bureau of Economic Analysis;

•	relatively low customer stockpiles, estimated by the EIA to be approximately 147 million tons at the end of 2004, down 11% from the prior year;

•	declining coal production in Central Appalachia, including a decline of 13% in Central Appalachian coal production volume in 2004 as compared to 2000, according to Platts;

•	capacity constraints of U.S. nuclear-powered electricity generators, which operated at an average utilization rate of 88.4% in 2003, up from 70.5% in 1993, as estimated by the EIA;

•	high current and forward prices for natural gas and oil, important fuels for electricity generation, with spot prices as of April 12, 2005 for natural gas and heating oil at $7.34 per million Btu (Henry Hub) and $51.86 per barrel (WTI crude), respectively, as reported by Bloomberg L.P.; and

•	increased international demand for U.S. coal for steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.

Steam Coal Pricing.    U.S. spot steam coal prices have experienced significant volatility over the past few years. Starting in late 2000 and continuing through mid-2001, U.S. spot steam coal prices began to rise as a result of reduced supply, higher demand from utility and industrial consumers, and rising natural gas and oil prices. Beginning in the middle of 2001, U.S. spot steam coal prices declined due to the weakening domestic economy, higher utility consumer inventories and increases in supply as the coal production market reacted to the stronger prices during the late 2000/early 2001 period. Spot prices for U.S. steam coal remained relatively low through the end of 2001 and during all of 2002.

U.S. spot steam coal prices have steadily increased since mid-2003, particularly for coal sourced in the eastern United States. Between January 1, 2004 and April 12, 2005, coal prices have risen 62% in Central Appalachia and 42% in the Illinois basin, according to Bloomberg.

The following chart sets forth historical steam coal prices (in dollars/ton) in various U.S. markets for the period from January 1, 2001 to April 15, 2005.

BUSINESS

General Business

We mine, process and sell bituminous, low sulfur, steam and industrial-grade coal through five operating subsidiaries (“mining complexes”) located throughout Eastern Kentucky. Our five mining complexes include 18 mines and seven preparation plants, five of which have integrated rail loadout facilities and two of which use a common loadout facility at a separate location. In 2004, our mines produced 8.5 million tons of coal, and we purchased another 330,000 tons for resale. Of the 8.5 million tons produced, approximately 96.5% was produced at underground mines, while the remaining 3.5% was produced at surface mines. Approximately 83.4% of our revenues were generated from coal sales to electric utility companies and 16.6% came from coal sales to industrial and other companies or from synfuel handling fees. In 2004, we generated revenues of $345.6 million and income before reorganization items and income taxes of $9.8 million.

The majority of our coal is sold to customers in the Southeast region of the United States. According to the U.S. Energy Information Administration, or EIA, the Southeast region accounts for 33% of coal-generated electricity production in the United States, more than any other U.S. region. We believe the long term outlook for coal demand in the Southeast is favorable, as coal-generated electricity production in that region is expected to grow at a rate of 1.8% per year. In addition, the Southeast region is projected by the EIA to account for 36% of the expansion of coal-generated electricity production in the United States between 2003 and 2025. We or our predecessors have been providing coal to coal-generated electricity producers in the Southeast for over 40 years. In 2004, Georgia Power and South Carolina Public Service Authority were our largest customers, representing approximately 30% and 20% of our revenues, respectively. No other customer accounted for more than 10% of our revenues.

We believe that coal-fired electric utilities value the high energy, low sulfur coal that comprises the majority of our reserves. Low sulfur coal is coal which has a sulfur content of 1.5% or less. As of March 31, 2004, based upon our most recent independent reserve report, we estimate that we controlled approximately 207 million tons of proven and probable coal reserves. As of March 31, 2005, we believe that we controlled approximately 222 million tons of proven and probable coal reserves. We believe these reserves have an average heat content of 13,300 Btu per pound and an average sulfur content of 1.3%. At 2004 production levels, we believe these reserves would support in excess of 25 years of production.

In March 2005, we signed a definitive agreement to acquire Triad Mining, Inc., for $75.0 million, consisting of $64.0 million in cash and $11.0 million of our common stock. Triad operates six surface mines and one underground mine in Southern Indiana, and in 2004 produced approximately 3.4 million tons of coal. Of the 3.4 million tons produced, approximately 87% came from surface mines, while the remaining 13% came from underground mines. In 2004, Triad generated revenues of approximately $81.6 million. As of February 1, 2005, based upon an independent reserve report, we believe that Triad controlled approximately 17.6 million tons of proven and probable coal reserves.

The coal that we sell is obtained from three sources: our Company-operated mines, mines that are operated by independent contract mine operators, and other third parties from whom we purchase coal for resale. Contract mining and coal purchased from other third parties provide flexibility to increase or decrease production based on market conditions. The table below reflects the amount and percentage of coal obtained from those sources in 2004:

	Tons (000)	Percentage of total coal obtained by the Company
Coal produced from Company-operated mines	7,987	90%
Coal obtained from mines operated by independent contractors	534	6%
Coal purchased from other third parties	330	4%
	8,851	100%

We also supply coal to a third party synfuel plant and receive fees for the handling, shipping and marketing of the synfuel product. Synfuel is a synthetic fuel product that is produced by chemically altering coal. In 2004, 2% of our total operating revenues came from synfuel handling, shipping and marketing.

Our principal executive offices are located at 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219, and our telephone number is (804) 780-3000.

Mining Operations

All of our coal production is conducted through our operation of five mining complexes:

•	Bell County Coal Corporation;

•	Bledsoe Coal Corporation;

•	Blue Diamond Coal Corporation;

•	Leeco, Inc.; and

•	McCoy Elkhorn Coal Corporation.

We obtained rights to these mining complexes as follows: McCoy Elkhorn and Bell County were the original operating companies that made up James River Coal Company when we were formed through the purchase of General Energy Corp. In 1992, we acquired the operations of Johns Creek Coal Company and the Bevins Branch Preparation Plant, both of which operations are now included within the McCoy Elkhorn complex. The Leeco and Bledsoe operating companies were both acquired in our acquisition of Transco Coal Company in 1995. The Blue Diamond operating company was purchased in 1998. In 1999, we acquired Shamrock Coal Company, which added mines, reserves, a preparation plant and the Clover loadout facility to the Bledsoe complex.

We generally do not own the land on which we conduct our mining operations; instead, approximately 97% of our coal reserves are controlled pursuant to leases from third party landowners. These leases typically convey mining rights to the coal producer in exchange for a per ton or a percentage of gross sales price royalty payment to the lessor. The average royalties for coal reserves from our producing properties was approximately 7.9% of produced coal revenue for the year ended December 31, 2004.

All of our operations are located on or near public highways and receive electrical power from commercially available sources. Existing facilities and equipment are maintained in good working condition and are continuously updated through capital expenditure investments.

The following summarizes information concerning each of our five mining complexes:

Bell County.    The Bell County complex is located in Bell County in eastern Kentucky, and consists of two Company-operated underground mines and one contract surface mine. We use room and pillar mining to mine the Buckeye Springs seam of coal, and our contract mine operator uses the contour and auger method to mine multiple seams, including the Red Springs, the Hignite and the Stray seams. Coal is processed at our preparation plant and loaded into railcars via an integrated four-hour unit train loadout that is serviced by both the CSX and Norfolk Southern railroads. Shipments from this complex totaled approximately 0.8 million tons in 2004 and approximately 1.3 million tons in 2003. Coal shipped from this complex in 2004 had average sulfur content of 1.37%, an average ash content of 8.82% and an average Btu content of 12,750, all on an as-received basis. As of March 31, 2005, we employed 97 mining and support personnel at this complex. As of March 31, 2005, based on the report prepared by MM&A and adjustments for subsequent production, acquisitions, divestures and exploration activities, we estimate this complex contains approximately 13.2 million tons of proven and probable reserves, which we believe will support approximately 16 years of operations at 2004 levels of production.

Bledsoe.    The Bledsoe complex is located in Leslie, Harlan and Letcher counties in eastern Kentucky, and consists of three Company-operated underground mines. We use room and pillar mining to mine the Hazard #4 seam of coal at this complex. Coal is processed at one of two preparation plants and loaded into railcars at a separate location via a four-hour unit train loadout on the CSX railroad. Shipments from this complex totaled approximately 2.4 million tons in 2004 and approximately 2.9 million tons in 2003. Coal shipped from this complex in 2004 had average sulfur content of 1.20%, an average ash content of 8.73% and an average Btu content of 12,704, all on an as-received basis. As of March 31, 2005, we employed 325 mining and support personnel at this complex. As of March 31, 2005, based on the report prepared by MM&A and adjustments for subsequent production, acquisitions, divestures and exploration activities, we estimate this complex contains approximately 57.2 million tons of proven and probable reserves, which we believe will support approximately 24 years of operations at 2004 levels of production.

Blue Diamond.    The Blue Diamond complex is located in Leslie, Perry, Letcher and Harlan counties in eastern Kentucky, and consists of four Company-operated mines and one contract mine, all of which are underground mines. We use room and pillar mining to mine the Hazard #4 and Alma seams of coal and our contract mine operator uses the same method to mine the Leatherwood seam. Coal is processed at our preparation plant, and loaded into railcars via an integrated four-hour unit train loadout on the CSX railroad. Shipments from this complex totaled approximately 1.8 million tons in 2004 and approximately 1.4 million tons in 2003. Coal shipped from this complex in 2004 had average sulfur content of 0.84%, an average ash content of 9.28% and an average Btu content of 12,652, all on an as-received basis. As of March 31, 2005, we employed 222 mining and support personnel at this complex. As of March 31, 2005, based on the report prepared by MM&A and adjustments for subsequent production, acquisitions, divestures and exploration activities, we estimate this complex contains approximately 64.8 million tons of proven and probable reserves, which we believe will support in excess of 25 years of operations at 2004 levels of production.

Leeco.    The Leeco complex is located in Knott and Perry counties in eastern Kentucky, and consists of one Company-operated underground mine and one contract surface mine. Our Company mine uses room and pillar mining to mine the Amburgy seam of coal and the contract mine operator uses the contour and auger method to mine the Hazard #8 seam. Coal is processed at our preparation plant and loaded into railcars via an integrated four-hour unit train loadout on the CSX railroad. Shipments from this complex totaled approximately 1.3 million tons in 2004 and approximately 1.4 million tons in 2003. Coal shipped from this complex in 2004 had average sulfur content of 0.79%, an average ash content of 8.66% and an average Btu content of 12,883, all on an as-received basis. As of March 31, 2005, we employed 146 mining and support personnel at this complex. As of March 31, 2005, based on the report prepared by MM&A and adjustments for subsequent production, acquisitions, divestures and exploration activities, we estimate this complex contains approximately 50.4 million tons of proven and probable reserves, which we believe will support in excess of 25 years of operations at 2004 levels of production.

McCoy Elkhorn.    The McCoy Elkhorn complex is located in Pike and Floyd counties in eastern Kentucky, and consists of five Company-operated mines. All of the mines at this complex are underground mines. We use room and pillar mining to mine the Williamson, Elkhorn #2, Elkhorn #3, and Pond Creek seams of coal. Coal is processed at one of two preparation plants and loaded into railcars via integrated four-hour unit train loadouts on the CSX railroad. Shipments from this complex totaled approximately 2.6 million tons in 2004 and approximately 3.2 million tons in 2003. Coal shipped from this complex in 2004 had average sulfur content of 1.48%, an average ash content of 8.49% and an average Btu content of 12,756, all on an as-received basis. As of March 31, 2005, we employed 307 mining and support personnel at this complex. As of March 31, 2005, based on the report prepared by MM&A and adjustments for subsequent production, acquisitions, divestures and exploration activities, we estimate this complex contains approximately 36.1 million tons of proven and probable reserves, which we believe will support approximately 14 years of operations at 2004 levels of production.

Contract mining represented approximately 6% of our coal production in the year ended December 31, 2004. Each mining complex monitors its contract mining operations and provides geological and engineering assistance to the contract mine operators. The contract mine operators generally provide their own equipment and operate the mines using their employees. They are generally responsible for all needed supplies, equipment repairs and maintenance. We generally own the infrastructure associated with the mine, including beltlines, ventilation systems and electrical systems. If the contract mine operator provides this infrastructure, the contract governing the relationship typically mandates a process for our valuation and purchase of those items if the contractor terminates the contract. Independent contract mine operators are paid a fixed rate for each ton of saleable product. We are primarily responsible for the reclamation activities involved with all contractor-operated mines. Contractors that operate surface mines, however, typically are contractually obligated to perform, on our behalf, the reclamation activities associated with the mines they operate. To enforce our contractual rights, we typically withhold a portion of the per ton amount otherwise due to the surface mine contractor until certain thresholds in the reclamation process, typically based on thresholds set by regulatory authorities, are met by the contractor. Contractors that operate underground mines typically have no obligation to perform reclamation activities on the mines they operate. Our relationships with contract mine operators typically can be cancelled by either party without penalty by giving between 30 and 60 days notice.

Reserves

Beginning in late 2003 and continuing into 2004, we increased our ongoing mineral development drilling and exploration program on our coal properties. The purpose of the drilling and exploration program is to assist us with planning our mining activities and to better assess our coal reserves. In April 2004, we asked Marshall Miller & Associates, Inc. (“MM&A”) to prepare a detailed study of our reserves as of March 31, 2004 based on all of our geologic information, including our updated drilling and mining data. The coal reserve study conducted by MM&A was planned and performed to obtain reasonable assurance of our subject demonstrated (proven plus probable) reserves. In connection with the study, MM&A prepared reserve maps and had certified professional geologists develop estimates based on data supplied by us and using standards accepted by government and industry. MM&A completed their report in June 2004.

After reviewing the maps and information we supplied, MM&A prepared an independent mapping and estimate of our demonstrated reserves using methodology outlined in U.S. Geological Survey Circular 891 and SEC Industry Guide 7. MM&A developed reserve estimation criteria to assure that the basic geologic characteristics of the reserves (e.g., minimum coal thickness and wash recovery, interval between deep mineable seams, mineable area tonnage for economic extraction, etc.) are in reasonable conformity with present and recent mine operation capabilities on our various properties.

As a result of this study, we reduced our reserve estimate from 285 million tons to 207 million tons as of March 31, 2004. MM&A has not conducted a coal reserve study on our March 31, 2005 reserve estimate. We expect to continue with our drilling program and to update our reserve study from time to time. Any future negative changes in our reserves could have a material adverse impact on our depreciation, depletion and amortization expense. A material adverse impact could also lead to a charge for impairment against the value of our coal property assets.

We estimate that, as of March 31, 2005, we controlled approximately 222 million tons of proven and probable coal reserves, with an estimated weighted average quality of approximately 6.3% ash, 1.3% sulfur and 13,300 British thermal units per pound (“Btu/lb.”), all on an as-received basis at 5.5% moisture. Reserves are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The vast majority of our coal reserves are concentrated in eastern Kentucky, with the remaining amount located in north central Tennessee.

The reserve estimates have been prepared using industry-standard methodology to provide reasonable assurance that the reserves are recoverable, considering technical, economic and legal limitations. Although MM&A has reviewed our reserves and found them to be reasonable (not withstanding unforeseen geological, market, labor or regulatory issues that may affect the operations), by assignment, MM&A has not performed an economic feasibility study for our reserves. In accordance with standard industry practice, we have performed our own economic feasibility analysis for our assigned reserves. It is not generally considered to be practical, however, nor is it standard industry practice, to perform a feasibility study for a company’s entire reserve portfolio. In addition, MM&A did not independently verify our control of our properties, and has relied solely on property information supplied by us. Reserve acreage, average seam thickness, average seam density and average mine and wash recovery percentages were verified by MM&A to prepare a reserve tonnage estimate for each reserve.

The following table sets forth reserve information, as of March 31, 2004, at each of our mining complexes, based on the independent reserve study conducted by MM&A:

		Approximate Overall Reserve Quality (2)
Mining Complex	Proven & Probable Reserves (1) (millions of tons)	Ash Content (%)	Sulfur Content (%)	Heat Value (Btu/lb.)
Bell County	12.5	5.1	1.0	13,500
Bledsoe	59.1	7.8	1.2	13,000
Blue Diamond	66.2	4.7	1.1	13,700
Leeco	35.7	7.0	1.2	13,200
McCoy Elkhorn	33.8	5.7	1.6	13,300
Total/Average	207.3	6.3	1.3	13,300

(1)	Proven reserves have the highest degree of geologic assurance and are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves have a moderate degree of geologic assurance and are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This reserve information reflects recoverable tonnage on an as-received basis with 5.5% moisture.

(2)	Ash and sulfur content is expressed as the percent by weight of those constituents in the coal sample compared to the total weight of the sample being tested. Heat value is expressed as Btu per pound in the coal based on laboratory testing of coal samples. The samples are typically obtained from exploratory core borings placed at strategic locations within the coal reserve area. Approximately 82% of the reserve tons have representative samples (degree of representation varies from area to area) and 18% of the reserve tons have no site-specific samples (and are therefore not included in the overall quality estimate). The samples are sent to accredited laboratories for testing under protocols established by the American Society of Testing and Materials (ASTM). The estimated overall quality values are derived by a multiple step process, including: a) for each mine or reserve area, an arithmetic average quality (dry basis) was prepared to represent the coal tons within the area, based on samples from the area; b) the overall quality of reserves for each mine complex was determined by performing a tonnage-weighted average of the average quality of all mine and reserve areas within the division; and c) the resulting dry basis overall quality was converted to wet product basis to reflect its anticipated moisture content at the time of sale. The actual quality of the shipped coal may vary from these estimates due to factors such as: a) the particle size of the coal fed to the plant; b) the specific gravity of the float media in use at the preparation plant; c) the type of plant circuit(s); d) the efficiency of the plant circuit(s); e) the moisture content of the final product; and f) customer requirements.

Estimates of Triad’s reserves were prepared using the same industry-standard methodology described above with respect to our reserves, and MM&A conducted a reserve study of Triad’s reserves, which was completed in March 2005. See “The Triad Acquisition.”

Mining Methods

In our 15 Company-operated mines, the three mines operated by independent contractors and the seven mines operating by Triad, three different mining methods are used. These methods are:

•	Room and pillar underground mining;

•	Contour and auger surface mining; and

•	Area mining (also known as mountaintop removal).

These three methods are described in more detail below.

Room and Pillar.    We use the room and pillar mining method at all of our Company-operated mines. The four underground mines operated by contractors also use this method. In the underground room and pillar method of mining, continuous mining machines cut three to nine entries into the coal seam and connect them by driving crosscuts, leaving a series of rectangular pillars, or columns of coal, to help support the mine roof and control the flow of air. Generally, openings are driven 20 feet wide and the pillars are 40 to 100 feet wide. As mining advances, a grid-like pattern of entries and pillars is formed. When mining advances to the end of a panel, or section of the mine, retreat mining may begin. In retreat mining, as much coal as is feasible is mined from the pillars that were created in advancing the panel, allowing the roof to cave. When retreat mining is completed to the mouth of the panel, the mined panel is abandoned.

The coal face is cut with continuous mining machines and the coal is transported from the continuous mining machine to the mine conveyor belts using either a continuous haulage system or shuttle cars. The mine conveyor system consists of a series of conveyor belts, which transport the coal from the active face areas to the surface. Once on the surface, the coal is transported to the preparation plants where it is processed to remove any impurities. The coal is then transported to the clean coal stockpiles or silos from which it is loaded for shipment to our customers. Reserve recovery, a measure of the percentage of the total coal in place that is ultimately produced, using this method of mining typically ranges from less than 50% to more than 70%, depending on the shape of the reserve, the amount of low-cover areas, and the geological characteristics of the reserve body.

Contour and Auger.    Our contract surface mine operators use the contour and auger method as well as area mining or mountaintop removal where appropriate. Contour mining is used where removal of all the overburden overlying a coal seam is either uneconomical or impossible due to property control or other issues. With contour mining, a contour cut is taken along the outcrop of the seam and the coal is removed from the exposed pit. Augering can then take place where the seam is exposed in the highwall. An auger machine, which resembles a large, horizontal drill, drills into the seam with an auger of from less than 20″ in diameter to more than 40″ in diameter, depending on seam thickness and other conditions. The auger is drilled into the seam to an average depth of 150 feet. The coal is transported to the surface through the auger and loaded into trucks using a loader. The contour area is then reclaimed by returning overburden to the pit and restoring the mountainside to its approximate original contour. Reserve recovery using this method of mining is typically approximately 35%.

Area.    The area mining, or mountaintop removal, method is used where the seam is sufficiently close to the surface to allow removal of the overburden above an area of the coal seam. The overburden is removed and either placed in a valley fill or returned to the top of the mountain after the coal is extracted. With both area mining and mountaintop removal, coal can be removed across the entire breadth of the mountain. Reserve recovery is typically approximately 80%.

Mine Characteristics

Underground mines are characterized as either “drift” mines or “below drainage” mines. Drift mines are mines that are developed into the coal seam at a point where the seam intersects the surface. The area where the seam intersects the surface is commonly known as the “outcrop.” Multiple entries are developed into the coal seam and are used as airways for mine ventilation, passageways for miners and supplies, and entries for conveyor belts that transport coal from the active production areas of the mine to the surface.

In below drainage mines, the coal seam does not intersect the surface in the vicinity of the mining area. Therefore, the coal seam must be accessed through excavated passageways from the surface. These passageways typically consist of vertical shafts and angled slopes. The shafts are constructed with diameters ranging from 12 to 24 feet and are used as airways for mine ventilation and passageways for miners and supplies via elevators. The slopes, when used to house conveyor belts to transport the mined coal from the active production areas of the mine to the surface, are typically driven at an angle of less than 17 degrees from the horizontal. In addition, the slopes provide passageways for miners and supplies, and airways for mine ventilation.

All of our Company-operated mines are underground mines. Of these 15 Company-operated mines currently in operation, 13 are drift mines, and the remaining two are below drainage mines.

Processing and Transportation

Coal from each of our mine complexes is transported by conveyor belt or by truck to one of our seven preparation plants, all of which are in close proximity to our mining operations. These preparation plants remove impurities from the run-of-mine coal (the raw coal that comes directly from the mine) and offer the flexibility to blend various coals and coal qualities to meet specific customer needs. We regularly upgrade and maintain all of our preparation plants to achieve a high level of coal cleaning efficiency and maintain the necessary capacity.

Substantially all of our coal is sold f.o.b. the railcar at the point of loading; transportation costs are normally borne by the purchaser. In addition to our well-positioned unit train loadout facilities on the CSX Corporation railroad, our Bell County mining complex has dual service provided by the CSX and Norfolk Southern Corporation railroads in Bell County, Kentucky.

Our mining complexes are supported by James River Coal Service Company, located in London, Kentucky, which provides engineering and permitting assistance, project management, land management and lease administration, coal quality control and quality reporting, accounting and purchasing support, and railroad transportation scheduling services.

Customers and Coal Contracts

As is customary in the coal industry, we regularly enter into long-term contracts (which we define as contracts with terms of more than one year) with many of our customers. These arrangements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices. In 2004, we generated approximately 71% of our total revenues from seven long-term contracts to sell coal to electric utilities.

For the year ended December 31, 2004, Georgia Power (30%) and South Carolina Public Service Authority (20%) were our largest customers by revenues. No other customer accounted for more than 10% of revenues. Our Senior Secured Credit Facility contains a covenant that no single customer may represent more than 35% of our annual revenues.

The terms of our contracts result from a bidding and negotiation process with our customers. Consequently, the terms of these contracts often vary significantly in many respects. Our long-term supply contracts typically contain one or more of the following pricing mechanisms:

•	Fixed price contracts;

•	Annually negotiated prices that reflect market conditions at the time; or

•	Base-price-plus-escalation methods that allow for periodic price adjustments based on fixed percentages or, in certain limited cases, pass-through of actual cost changes.

A limited number of our contracts have features of several contract types, such as provisions that allow for renegotiation of prices on a limited basis within a base-price-plus-escalation agreement. Such re-opener provisions allow both the customer and us an opportunity to adjust prices to a level close to then current market conditions. Each contract is negotiated separately, and the triggers for re-opener provisions differ from contract to contract. Some of our existing contracts with re-opener provisions adjust the contract price to market price at the time the re-opener provision is triggered. Re-opener provisions could result in early termination of a contract or in a reduction in the volume to be purchased if the parties were to fail to agree on price.

Our long-term supply contracts also typically contain force majeure provisions allowing for the suspension of performance by the customer or us for the duration of specified events beyond the control of the affected party, including labor disputes. Some contracts may terminate upon continuance of an event of force majeure for an extended period, which are generally three to six months. Contracts also typically specify minimum and maximum quality specifications regarding the coal to be delivered. Failure to meet these conditions could result in substantial price reductions or termination of the contract, at the election of the customer. Although the volume to be delivered under a long-term contract is stipulated, we, or the buyer, may vary the timing of delivery within specified limits.

The terms of our long-term coal supply contracts also vary significantly in other respects, including: coal quantity parameters, flexibility and adjustment mechanisms, permitted sources of supply, treatment of environmental constraints, options to extend, suspension, termination and assignment provisions, and provisions regarding the allocation between the parties of the cost of complying with future government regulations.

Properties

As of December 31, 2004, we controlled approximately 212,200 acres of land, of which approximately 204,900 acres is leased and the remainder is owned. In a mining context, control of a property is typically divided into three categories:

(1)	mineral rights, which allows the controlling party to remove the minerals on the property;

(2)	surface rights, which allows the controlling party to use and disturb the surface of the property; and

(3)	fee control, which includes both mineral and surface rights.

Our rights with respect to properties that we lease vary from lease to lease, but encompass mineral rights, surface rights, or both. Our rights with respect to our owned properties are categorized as follows: fee ownership (100 acres), mineral rights ownership (1,200 acres) and surface rights ownership (6,000 acres).

Our coal properties are located in the Big Sandy, Hazard and Upper Cumberland coal districts of the Central Appalachian coal basin in eastern Kentucky and north central Tennessee. These three coal districts are located in the Appalachian Plateau structural and physiographic province. We hold over 300 leases, the terms of which vary significantly, including in the following provisions:

•	length of term;

•	renewal requirements;

•	minimum royalties;

•	recoupment provisions;

•	tonnage royalty rates;

•	minimum tonnage royalty rates;

•	wheelage rates;

•	usage fees; and

•	other factors.

Our leases typically provide for periodic royalty payments, subject to specified annual minimums. The annual minimums are typically based on the forecasted tonnage of coal to be produced on the leased property over the term of the lease. Payments made pursuant to these minimums for years in which periodic royalty payments do not meet the minimums are typically recoupable against future periodic production royalties paid within a fixed period of time. We typically are responsible for the payment of property taxes due on the properties we have under lease.

Our corporate headquarters are located in Richmond, Virginia and are occupied pursuant to a lease that expires in June 2008.

Competition

The U.S. coal industry is highly competitive, with numerous producers in all coal producing regions. We compete against various large producers and hundreds of small producers. According to the U.S. Department of Energy, the largest producer produced approximately 18.9% (based on tonnage produced) of the total United States production in 2003, the latest year for which government statistics are available. The U.S. Department of Energy also reported 1,316 active coal mines in the United States in 2003. Demand for our coal by our principal customers is affected by:

•	the price of competing coal and alternative fuel supplies, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric power;

•	coal quality;

•	transportation costs from the mine to the customer; and

•	the reliability of supply.

Continued demand for our coal and the prices that we obtain are affected by demand for electricity, environmental and government regulation, technological developments and the availability and price of competing coal and alternative fuel supplies.

Legal Proceedings

We are parties to a number of legal proceedings incidental to our normal business activities, including a large number of workers’ compensation claims. While we cannot predict the outcome of these proceedings, in our opinion, any liability arising from these matters individually and in the aggregate should not have a material adverse effect on our consolidated financial position, cash flows or results of operations.

Employees

At March 31, 2005, we had 1,141 employees. None of our employees are currently represented by collective bargaining agreements. Relations with our employees are generally good.

Recent Reorganization

On May 6, 2004, we emerged from Chapter 11 bankruptcy proceedings under our Joint Plan of Reorganization confirmed by the U.S. Bankruptcy Court presiding over our Chapter 11 case (the “Plan of Reorganization”). On that date, we:

•	exchanged approximately $266 million in debt under various existing credit facilities for (1) restructured term debt of approximately $75 million, which is secured by a second lien on substantially all of our assets, and (2) a total of 13,799,994 shares of our new common stock, par value $0.01 per share, issued on a pro rata basis to the holders of the existing debt;

•	distributed interests in an unsecured creditor liquidating trust (which trust initially held life insurance policies with cash surrender values of approximately $3.1 million, the right to receive certain refunds and the right to pursue certain derivative claims) to our general unsecured creditors in exchange for their claims, which were estimated to be valued at approximately $44.9 million;

•	entered into a new senior secured credit facility providing borrowings of up to $50 million, which is secured by a first lien on substantially all of our assets;

•	satisfied and discharged all of our obligations under our $20 million debtor-in-possession credit facility;

•	rejected (i.e., terminated) certain agreements that we had entered into before the bankruptcy that were found to be unduly burdensome to us, and discharged the claims of creditors related to those agreements;

•	canceled our existing equity securities;

•	acknowledged that all intercompany debt was deemed to be extinguished;

•	acknowledged that pre- and post-petition (i) environmental and regulatory obligations; (ii) obligations with respect to workers’ compensation and black lung programs; and (iii) regulatory obligations related to our employees would be unaffected by the Plan of Reorganization and would survive effectuation of the Plan of Reorganization; and

•	elected and installed a new Board of Directors.

Fresh Start Accounting

Upon emergence from bankruptcy, we adopted “fresh start” accounting as described in the American Institute of Certified Public Accountant’s Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). Entities that adopt fresh start accounting apply the following principles:

•	The reorganization value of the entity should be allocated to the entity’s assets in conformity with SFAS No. 141 Business Combinations.

•	Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid as determined at appropriate current interest rates.

•	Deferred taxes should be reported in conformity with generally accepted accounting principles. Benefits realized from pre-reorganization net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.

Fresh start accounting principles require that we determine the reorganization value of the reorganized Company. We developed an enterprise value of the reorganized Company with our financial advisor during the bankruptcy case. Together, we worked closely with our pre-petition secured lenders, the Official Committee of Unsecured Creditors and their respective financial advisors. This enterprise value was based on a calculation of the present value of the free cash flows under our financial projections. The valuation and the projections underlying the valuation were submitted to the bankruptcy court and to our secured and unsecured creditors for review and objection as part of our disclosure statement accompanying the Plan of Reorganization. The enterprise value of the reorganized Company as contained in our disclosure statement accompanying the Plan of Reorganization was determined to be between $145 million and $165 million. For purposes of applying fresh start accounting, we have used an enterprise value for the reorganized Company of $155 million.

The reorganization value was derived from the enterprise value for the reorganized Company as follows (amounts in thousands):

Estimated enterprise value of the reorganized company	$155,000
Borrowings under credit agreement	(6,400)
Capital leases assumed	(1,396)
Cash balance excluded from enterprise value	1,301
Administrative claims payable excluded from enterprise value	(10,214)
138,291
Less: new secured debt issued to extinguish prepetition debt	75,000
Fair value of common shares issued to extinguish prepetition debt	$63,291

In connection with the implementation of fresh start accounting, we recorded a gain of approximately $178 million from the extinguishment of our debt. Other adjustments were made to reflect the provisions of the Plan of Reorganization and to adjust the assets of the reorganized Company to their estimated fair value and liabilities to their estimated present value. The estimated fair value of our fixed assets was based on an appraisal performed for one of our lenders in connection with our reorganization. For financial reporting purposes, these transactions were reflected in our operating results before emergence.

The consummation of the Plan of Reorganization has been reflected as of April 30, 2004, which was the end of our most recent month preceding the effective date of the Plan of Reorganization of May 6, 2004. The results of operations for the period from April 30, 2004 through May 5, 2004 were not material.

Our consolidated financial statements after emergence are those of a new reporting entity (the “Successor Company”) and are not comparable to the financial statements of the pre-emergence company (the “Predecessor Company”). See note 3 to our December 31, 2004 consolidated financial statements for our unaudited condensed balance sheets presenting our historical consolidated balance sheet as of April 30, 2004 before the application of fresh start accounting (Predecessor Company) and after the application of fresh start accounting and other adjustments to reflect the provisions of the Plan of Reorganization (Successor Company). The unaudited condensed balance sheets of the Predecessor Company and the Successor Company as of April 30, 2004 should be read in conjunction with our consolidated financial statements and related notes.

THE TRIAD ACQUISITION

General

On March 30, 2005, we entered into an agreement to acquire all of the outstanding capital stock of Triad Mining, Inc. The Triad acquisition will allow us to diversify our operations into the Illinois coal basin, a region that we believe has favorable supply and demand dynamics. It also will allow us to expand our surface mining operations, and to diversify our customer base and modes of transportation. In addition, although Triad’s current reserve base is limited, we believe that there is a substantial amount of additional exploitable reserves that are either adjacent to or near Triad’s current reserves, and we plan to increase Triad’s reserves by acquiring rights to additional reserves.

Triad’s Business

Summary Financial and Other Information

Triad, together with its wholly-owned subsidiary, Triad Underground Mining, LLC, owns and operates six surface mines and one underground mine in Southern Indiana. In 2004, Triad produced approximately 3.4 million tons of coal. As of February 1, 2005, based upon an independent reserve report, we believe that Triad controlled approximately 17.6 million tons of proven and probable coal reserves. We believe these reserves have an average heat content of 11,177 Btu per pound, an average sulfur content of 2.7%, and an average ash content of 8.8%. As of March 31, 2005, Triad had approximately 240 employees.

In the three months ended March 31, 2005, Triad generated revenues of approximately $23.4 million. Revenues for the three months ended March 31, 2005 reflect a reduction of approximately $500,000 from the results reflected in the preliminary prospectus. That reduction was associated with the purchase of a sulfur credit as a result of a contract adjustment attributable to coal delivered during this period with higher than expected sulfur content.

In 2004, Triad generated revenues of approximately $81.6 million and EBITDA of approximately $18.6 million. We define Triad’s EBITDA and reconcile it to Triad’s net income under “—Selected Historical Consolidated Financial Information of Triad Mining, Inc.”

In 2004, Triad’s cost of coal sold (excluding depreciation, depletion and amortization) was $17.48 per ton; depreciation, depletion and amortization was $5.5 million; and sales, general and administrative expenses were $3.7 million. Triad made $4.7 million in capital expenditures in 2004.

For the year ended December 31, 2004, Triad’s largest customers (measured by revenue) were Indianapolis Power and Light (49%), Vectren Fuels (20%), Hoosier Energy Rural Electric Cooperative (20%) and Alcoa Power Generating (11%).

As of December 31, 2004, Triad had the following contractual commitments to ship coal at a fixed and known price:

	2005			2006			2007
	Average Price Per Ton	Tons		Average Price Per Ton	Tons		Average Price Per Ton	Tons
Total Sales Commitments	$23.77	3.4	million	$23.51	3.1	million	$24.77	1.3	million

Mining Operations

The following chart provides information on each of Triad’s operating mines:

Name	Type of Mine	County (Indiana)	2004 Shipments (tons)	Employees (December 31, 2004)	Proven and Probable Reserves (February 1, 2005) (tons)	Projected Years of Operation*
Augusta	Surface	Pike	676,000	35	1.9 million	2.8
Freelandville Central	Surface	Knox	311,000	15	1.3 million	4.1
Freelandville	Surface	Knox	408,000	54	5.8 million	14.2
Freelandville East	Surface	Knox	462,000	16	870,000	1.9
Freelandville Underground	Underground	Knox	444,000	40	2.4 million	5.4
Patoka River	Surface	Pike	799,000	33	1.2 million	1.5
South Augusta	Surface	Pike	N/A**	N/A**	4.1 million	N/A**

*	Based on 2004 levels of production.

**	Mining operations at South Augusta mine began in January 2005.

Marshall Miller & Associates, Inc. (“MM&A”) prepared a detailed study of Triad’s reserves as of February 1, 2005 based on all of Triad’s geologic information, including their updated drilling and mining data. The Triad coal reserve study conducted by MM&A was planned and performed to obtain reasonable assurance of Triad’s subject demonstrated reserves. In connection with the study, MM&A prepared reserve maps and had certified professional geologists develop estimates based on data supplied by Triad and using standards accepted by government and industry. MM&A completed their report on Triad’s reserves in March 2005. For a full description of the industry-standard methodology used by MM&A in preparing the Triad reserve study, see “Business—Reserves.”

Triad currently has four operating preparation plants, and one rail load out facility. Triad transports approximately 70% of its coal via truck, and the remainder by rail.

Terms of Acquisition Agreement

The following description of the material provisions of the Triad purchase agreement is a summary and is subject to the provisions of that agreement. The Triad purchase agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Purchase Price

The consideration to be paid by us for the Triad stock consists of a combination of cash and shares of our common stock, as follows:

•	$64.0 million in cash will be paid to Triad’s shareholders as of the closing date; and

•	the remainder of the purchase price will be paid by issuing to Triad’s shareholders shares of our common stock having a market value equal to $11.0 million, based on the average closing price of our common stock on The Nasdaq Stock Market for the 15 consecutive trading days ending two trading days prior to the closing date.

The cash portion of the purchase price will be increased or decreased based on changes in Triad’s net working capital, less agreed upon distributions, between December 31, 2004 and the closing date.

See “Risk Factors—Allocation of the excess of the purchase price we expect to pay for Triad over the book value of Triad’s fixed assets may impact our future earnings” for a discussion of the allocation of the Triad purchase price.

Conditions, Termination and Indemnification

The Triad acquisition is subject to various conditions, including, but not limited to, the following:

•	our having obtained financing for the acquisition on terms and conditions approved by our Board of Directors;

•	the material accuracy of the representations and warranties of each party to the purchase agreement as of the closing date;

•	receipt of all consents and regulatory approvals required to consummate the acquisition; and

•	receipt by each party of certain legal opinions and other documents.

The Triad acquisition will not close unless we and the sellers satisfy or waive all of the conditions. However, this offering and the concurrent common stock offering are not conditioned on the closing of the Triad acquisition. We cannot assure you that we or the sellers will be able to satisfy the conditions required to close the acquisition. See “Risk Factors” for a discussion of certain risks related to our potential acquisition of Triad.

The stock purchase agreement may be terminated by us or by Triad if the transaction does not close on or before June 30, 2005 (which date may be extended in certain limited circumstances).

We intend to finance the cash portion of the consideration for the Triad acquisition with proceeds of this offering and the concurrent common stock offering.

The sellers are generally obligated, on a joint and several basis, to indemnify us for damages resulting from any seller’s breach of its representation, warranty, covenant or other obligation under the purchase agreement, as well as for damages associated with certain other matters specified in the stock purchase agreement. With limited exceptions, the sellers will have no indemnification obligations until our damages have exceeded an aggregate of $2 million, and sellers’ total indemnification obligations will not exceed $20 million.

Consulting Agreements

In connection with the Triad acquisition, we will also enter into consulting agreements with two of Triad’s principals. Under those agreements, we would pay each of those individuals an aggregate performance bonus of up to $2.5 million, payable in shares of our common stock if, prior to the second anniversary of the closing date, we obtain the right to own, lease, or mine certain proven and probable reserves. Each bonus would be payable in increments of $50,000 for every 1.0 million tons of such secured reserves, up to the $2.5 million maximum amount. Any such bonus would be payable in shares of our common stock, based on the average closing price of our common stock on The Nasdaq Stock Market for the 15 consecutive trading days ending two trading days prior to the applicable payment date.

Registration Rights

In connection with the Triad acquisition, we will also enter into a registration rights agreement with the holders of Triad stock giving those holders the right to require us to register the shares of our common stock received by them in the acquisition (and pursuant to the consulting agreements). The holders will generally have the right to make one demand, but to the extent that the two Triad principals receive additional shares pursuant to their consulting agreements summarized above, those two individuals will have the right to make one additional demand. In addition, if we conduct a public offering (with certain limited exceptions), the Triad holders will have the right to register their shares in the same offering, subject to certain cutback rights.

Pursuant to the registration rights agreement, we will not be required to file a registration statement with the SEC covering the shares of our common stock to be issued to the holders of Triad stock until 180 days after the closing of the Triad acquisition. Such holders collectively will be prohibited from selling, within any 90-day period commencing on such 180th day, more than 33.3% of the total number of shares issued to them. To the extent that the holders sell less than 33.3% in a given 90-day period, they would have the right to carry over and sell such additional amount in a subsequent period.

Selected Historical Consolidated Financial Information of Triad Mining, Inc.

The following table presents Triad’s selected consolidated financial and operating data as of and for each of the periods indicated. The selected condensed consolidated financial data for the three months ended March 31, 2005 are derived from Triad’s unaudited condensed consolidated financial statements, and in the opinion of Triad’s management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of Triad’s financial position and operating results for these periods. The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year. The selected consolidated financial data as of and for the year ended December 31, 2004 are derived from Triad’s consolidated financial statements. The Triad financial information for the period ended March 31, 2005 is derived from Triad’s unaudited condensed consolidated financial statements, and in the opinion of Triad’s management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of Triad’s financial position and operating results for that period. The selected condensed consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year.

The selected consolidated financial and operating data should be read in conjunction with the consolidated financial statements and related notes of Triad included in this prospectus.

	Twelve Months Ended 12/31/04	Three Months Ended 3/31/05
	(amounts in thousands, except per ton amounts)
Consolidated Statement of Operations:
Revenues	$81,603	23,396
Cost of coal sold	59,291	17,203
Depreciation, depletion and amortization	5,500	1,630
Gross profit	16,812	4,563
Selling, general and administrative expenses	3,736	886
Operating income	13,076	3,677
Interest expense	174	21
Interest income	(567)	(149)
Other, net	(57)	71
Net income (a)	13,526	3,734

Consolidated Balance Sheet Data:
Working capital	$27,551	30,768
Property, plant and equipment, net	26,368	25,207
Total assets	62,191	62,914
Long term debt, including current portion	1,712	885
Total shareholders’ equity	47,054	49,018

Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$20,413	3,055
Net cash used in investing activities	(6,965)	(2,034)
Net cash used in financing activities	(14,387)	(2,478)

Supplemental Operating Data:
Tons sold	3,391	900
Tons produced	3,384	905
Revenue per ton sold	$24.06	26.00
Capital expenditures	4,705	1,756

(a)	Triad is an S-Corporation and therefore does not have income tax expense.

Triad’s EBITDA, a measure used by management to measure operating performance, is defined as net income plus interest expense, interest income, and depreciation, depletion and amortization. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA, and have evaluated Triad on this basis as well. We believe that EBITDA allows for meaningful company-to-company performance comparisons by adjusting for the factors described above, which often vary from company to company. In addition, we use EBITDA in evaluating acquisition targets such as Triad.

EBITDA is not a recognized term under GAAP and is not an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or an alternative to cash flow from operating activities as a measure of operating liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, interest payments and other debt service requirements. The amounts presented for Triad’s EBITDA differ from the amounts calculated under the definition of EBITDA used in our debt covenants. The definition of EBITDA used in our debt covenants is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

Triad’s EBITDA is calculated and reconciled to net income in the table below (in thousands):

	Twelve Months Ended 12/31/04	Three Months Ended 3/31/05
Net income	$13,526	3,734
Interest expense	174	21
Interest income	(567)	(149)
Depreciation, depletion and amortization	5,500	1,630
EBITDA	$18,633	5,236

GOVERNMENT REGULATION

The coal mining industry is subject to extensive regulation by federal, state and local authorities on matters such as:

•	employee health and safety;

•	permitting and licensing requirements regarding environmental and safety matters;

•	air quality standards;

•	water quality standards;

•	plant and wildlife and wetland protection;

•	blasting operations;

•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;

•	the storage of petroleum products and other hazardous substances;

•	reclamation and restoration of properties after mining operations are completed;

•	discharge of materials into the environment, including air emissions and wastewater discharge;

•	surface subsidence from underground mining; and

•	the effects of mining operations on groundwater quality and availability.

Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations. We could incur substantial costs, including clean up costs, fines, civil or criminal sanctions and third party claims for personal injury or property damage as a result of violations of or liabilities under these laws and regulations.

In addition, the utility industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for our coal. The possibility exists that new legislation or regulations may be adopted which would have a significant impact on our mining operations or our customers’ ability to use coal and may require us or our customers to change operations significantly or incur substantial costs.

Numerous governmental permits and approvals are required for mining operations. In connection with obtaining these permits and approvals, we are, or may be, required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment, the public, historical artifacts and structures, and our employees’ health and safety. The requirements imposed by such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Future legislation and administrative regulations may emphasize the protection of the environment and health and safety and, as a consequence, our activities may be more closely regulated. Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in our equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

While it is not possible to quantify the costs of compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. We estimate that we will make capital expenditures of approximately $150,000 per year for environmental control facilities in 2005 and 2006. These costs are in addition to reclamation and mine closing costs and the costs of treating mine water discharge, when necessary. Compliance with these laws has substantially increased the cost of coal mining, but is, in general, a cost common to all domestic coal producers.

Mine Health and Safety Laws

Stringent health and safety standards were imposed by federal legislation when the Federal Coal Mine Safety and Health Act of 1969 was adopted. The Federal Mine Safety and Health Act of 1977, which significantly expanded the enforcement of safety and health standards of the Coal Mine Safety and Health Act of 1969, imposes safety and health standards on all mining operations. Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The Federal Mine Safety and Health Administration monitors compliance with these federal laws and regulations and can impose penalties ranging from $60 to $60,000 per violation, as well as closure of the mine. In addition, as part of the Coal Mine Safety and Health Act of 1969 and the Federal Mine Safety and Health Act of 1977, the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, requires payments of benefits to disabled coal miners with black lung disease and to certain survivors of miners who die from black lung disease.

In 2001, Kentucky made significant changes to its mining laws. A new independent agency, the Kentucky Mine Safety Review Commission, was created to assess penalties against anyone, including owners or part owners (defined as anyone owning one percent or more shares of publicly traded stock), whose intentional violations or order to violate mine safety laws place miners in imminent danger of serious injury or death. Mine safety training and compliance with state statutes and regulations related to coal mining is monitored by the Kentucky Office of Mine Safety and Licensing. The Commission can impose a penalty of up to $10,000 per violation, as well as suspension or revocation of the mine license.

It is our responsibility to our employees to provide a safe and healthy environment through training, communication, following and improving safety standards and investigating all accidents, incidents and losses to avoid reoccurrence. The combination of federal and state safety and health regulations in the coal mining industry is, perhaps, the most comprehensive system for protection of employee safety and health affecting any industry. Most aspects of mine operations are subject to extensive regulation. This regulation has a significant effect on our operating costs. However, our competitors are subject to the same level of regulation.

Black Lung Legislation

Under the federal Black Lung Benefits Act (as amended) (the “Black Lung Act”), each coal mine operator is required to make black lung benefits or contribution payments to:

•	current and former coal miners totally disabled from black lung disease;

•	certain survivors of a miner who dies from black lung disease or pneumoconiosis; and

•	a trust fund for the payment of benefits and medical expenses to any claimant whose last mine employment was before January 1, 1970, or where a miner’s last coal employment was on or after January 1, 1970 and no responsible coal mine operator has been identified for claims, or where the responsible coal mine operator has defaulted on the payment of such benefits.

Federal black lung benefits rates are periodically adjusted according to the percentage increase of the federal pay rate.

In addition to the Black Lung Act, we also are liable under various state statutes for black lung claims. To a certain extent, our federal black lung liabilities are reduced by our state liabilities. Our total (federal and state) black lung benefit liabilities, including the current portions, totaled approximately $26.0 million at March 31, 2005. These obligations were unfunded at March 31, 2005.

The United States Department of Labor issued a final rule, effective January 19, 2001, amending the regulations implementing the Black Lung Act. The amendments give greater weight to the opinion of the claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents. The amendments also alter administrative procedures for the adjudication of claims, which, according to the Department of Labor, results in streamlined procedures that are less formal, less adversarial and easier for participants to understand. These and other changes to the black lung regulations could significantly increase our exposure to federal black lung benefits liabilities. Experience to date related to these changes is not sufficient to determine the impact of these changes. The National Mining Association challenged the amendments but the courts, to date, with minor exception, affirmed the rules. However, the decision left many contested issues open for interpretation. Consequently, we anticipate increased litigation until the various federal District Courts have had an opportunity to rule on these issues.

The Kentucky Supreme Court has taken discretionary review of a Kentucky Court of Appeals decision, Bartrum v. Hunter Excavating, which rendered unconstitutional a 2002 statute governing black lung claims. The Court of Appeals held that to the extent the statute limited evidence, it violated due process rights. The effect upon future black lung claims, if any, is dependent upon the Kentucky Supreme Court’s review.

In recent years, proposed legislation on black lung reform has been introduced in, but not enacted by, Congress and the Kentucky legislature. It is possible that legislation on black lung reform will be reintroduced for consideration by these legislative bodies. If any of the proposals that have been introduced is passed, the number of claimants who are awarded benefits could significantly increase. Any such changes in black lung legislation, if approved, or in state or federal court rulings, may adversely affect our business, financial condition and results of operations.

Workers’ Compensation

We are required to compensate employees for work-related injuries. Our accrued workers’ compensation liabilities, including the current portion, were $50.5 million at March 31, 2005. These obligations are unfunded. Our expense for workers’ compensation was $9.3 million in 2004, and $2.7 million in the three months ended March 31, 2005. Both the federal government and the states in which we operate consider changes in workers’ compensation laws from time to time. Such changes, if enacted, could adversely affect us.

Environmental Laws and Regulations

We are subject to various federal environmental and mining laws, including:

•	the Surface Mining Control and Reclamation Act of 1977;

•	the Clean Air Act;

•	the Clean Water Act;

•	the Toxic Substances Control Act;

•	the Comprehensive Environmental Response, Compensation and Liability Act;

•	the U.S. Army Corps of Engineers; and

•	the Resource Conservation and Recovery Act.

We are also subject to state laws of similar scope in each state in which we operate.

These environmental laws require reporting, permitting and/or approval of many aspects of coal operations. Both federal and state inspectors regularly visit mines and other facilities to ensure compliance. We have ongoing compliance and permitting programs designed to ensure compliance with such environmental laws.

Given the retroactive nature of certain environmental laws, we have incurred and may in the future incur liabilities, including clean-up costs, in connection with properties and facilities currently or previously owned or operated as well as sites to which we or our subsidiaries sent waste materials.

Surface Mining Control and Reclamation Act

The SMCRA, and its state counterparts, establish operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. The Act requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. Permits for all mining operations must be obtained from the Federal Office of Surface Mining Reclamation and Enforcement or, where state regulatory agencies have adopted federally approved state programs under the Act, the appropriate state regulatory authority. Kentucky has achieved primary jurisdiction for enforcement of the Act through approved state programs.

The SMCRA and similar state statutes, among other things, require that mined property be restored in accordance with specified standards and approved reclamation plans. The mine operator must submit a bond or otherwise secure the performance of these reclamation obligations. The earliest a reclamation bond can be fully released is five years after reclamation has been achieved. All states impose on mine operators the responsibility for repairing or compensating for damage occurring on the surface as a result of mine subsidence, a possible consequence of underground mining. In addition, the Abandoned Mine Reclamation Fund, which is part of the SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore unreclaimed mines closed before 1977. The maximum tax is $0.35 per ton on surface-mined coal and $0.15 per ton on underground-mined coal.

Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143 (“Statement No. 143”) to account for the costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. This statement requires the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. Asset retirement obligations primarily relate to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. At December 31, 2004 and December 31, 2003, we had accrued $16.0 million and $14.7 million, respectively, related to estimated mine reclamation costs. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rate.

Our future operating results would be adversely affected if these accruals were determined to be insufficient. These obligations are unfunded. The amount that was expensed for the year ended December 31, 2004 was $1.2 million, while the related cash payment for such liability during the same period was $585,000.

We also lease some of our coal reserves to third-party operators. Under the SMCRA, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators can be imputed to other companies which are deemed, according to the regulations, to have “owned” or “controlled” the contract mine operator. Sanctions against the “owner” or “controller” are quite severe and can include being blocked, nationwide, from receiving new permits and revocation of any permits that have been issued since the time of the violations or, in the case of civil penalties and reclamation fees, since the time such amounts became due.

Clean Air Act

The federal Clean Air Act and similar state laws and regulations, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and/or emissions control requirements. In addition, the Environmental Protection Agency (the “EPA”) has issued certain, and is considering further, regulations relating to fugitive dust and particulate matter emissions that could restrict our ability to develop new mines or require us to modify our operations. In July 1997, the EPA adopted new, more stringent National Ambient Air Quality Standards for particulate matter, which may require some states to change existing implementation plans for particulate matter. Because coal mining operations and plants burning coal emit particulate matter, our mining operations and utility customers are likely to be directly affected when the revisions to the National Ambient Air Quality Standards are implemented by the states. Regulations under the Clean Air Act may restrict our ability to develop new mines or could require us to modify our existing operations, and may have a material adverse effect on our financial condition and results of operations.

The Clean Air Act also indirectly affects coal mining operations by extensively regulating the air emissions of coal-fired electric power generating plants. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. New environmental regulations governing emissions from coal-fired electric generating plants could reduce demand for coal as a fuel source and affect the volume of our sales. For example, the federal Clean Air Act places limits on sulfur dioxide emissions from electric power plants. In order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to low sulfur coal or other fuels. The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants.

On March 15, 2005, the U.S. Environmental Protection Agency adopted a new federal rule to cap and reduce mercury emissions from both new and existing coal-fired power plants. The reductions will be implemented in stages, primarily through a market-based cap-and-trade program. Nevertheless, the new regulations will likely require some power plants to install new equipment, at substantial cost, or discourage the use of certain coals containing higher levels of mercury.

Other new and proposed reductions in emissions of sulfur dioxides, nitrogen oxides, particulate matter or various greenhouse gases may require the installation of additional costly control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels. For example, the EPA recently proposed separate regulations to reduce the interstate transport of fine particulate matter and ozone through reductions in sulfur dioxides and nitrogen oxides throughout the eastern United States. The EPA continues to require reduction of nitrogen oxide emissions in 22 eastern states and the District of Columbia and will require reduction of particulate matter emissions over the next several years for areas that do not meet air quality standards for fine particulates and for certain major sources contributing to those exceedances. In addition, the EPA has issued draft regulations, and Congress and several states are now considering legislation, to further control air emissions of multiple pollutants from electric generating facilities and other large emitters. These new and proposed reductions will make it more costly to operate coal-fired plants and could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. To the extent that any new and proposed requirements affect our customers, this could adversely affect our operations and results.

Along with these regulations addressing ambient air quality, a regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks may restrict the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions. These requirements could limit the demand for coal in some locations.

The United States Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. Some of these lawsuits have settled, requiring the utilities to pay penalties, install pollution control equipment and/or undertake other emission reduction measures, and the remaining lawsuits or future lawsuits could require the utilities involved to take similar steps, which could adversely impact their demand for coal.

Any reduction in coal’s share of the capacity for power generation could have a material adverse effect on our business, financial condition and results of operations. The effect such regulations, or other requirements that may be imposed in the future, could have on the coal industry in general and on us in particular cannot be predicted with certainty.

We believe we have obtained all necessary permits under the Clean Air Act. We monitor permits required by operations regularly and take appropriate action to extend or obtain permits as needed. Our permitting costs with respect to the Clean Air Act are typically less than $25,000 per year.

Framework Convention On Global Climate Change

The United States and more than 160 other nations are signatories to the 1992 United Nations Framework Convention on Climate Change, commonly known as the Kyoto Protocol, which is intended to reduce or offset emissions of greenhouse gases such as carbon dioxide. In December 1997, the signatories to the convention established a binding set of emissions targets for developed nations. Although the specific emissions targets vary from country to country, the United States would be required to reduce emissions to 94% of 1990 levels over a five-year budget period from 2008 through 2012. The U.S. Senate has not ratified the treaty commitments, and the Bush administration has officially opposed the Kyoto Protocol and has proposed an alternative to reduce the intensity of United States emissions of greenhouse gases. With Russia’s ratification of the Kyoto Protocol in 2004, it became binding on all ratifying countries. The implementation of the Kyoto Protocol in a number of countries, and other emissions limits, such as those adopted by the European Union, could affect demand for coal outside the United States. If the Kyoto Protocol or other comprehensive regulations focusing on greenhouse gas emissions are implemented by the United States, it could have the effect of restricting the use of coal. Other efforts to reduce emissions of greenhouse gases and federal initiatives to encourage the use of coal bed methane gas also may affect the use of coal as an energy source.

Clean Water Act

The federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharges into regulated effluent waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. We believe we have obtained all permits required under the Clean Water Act and corresponding state laws and are in substantial compliance with such permits. However, new requirements under the Clean Water Act and corresponding state laws may cause us to incur significant additional costs that could adversely affect our operating results.

In addition, the U.S. Army Corps of Engineers imposes stream mitigation requirements on surface mining operations. These regulations require that footage of stream loss be replaced through various mitigation processes, if any ephemeral, intermittent, or perennial streams are in-filled due to mining operations. These regulations may also cause us to incur significant additional operating costs.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act (commonly known as Superfund) and similar state laws create liabilities for the investigation and remediation of releases of hazardous substances into the environment and for damages to natural resources. Our current and former coal mining operations incur, and will continue to incur, expenditures associated with the investigation and remediation of facilities and environmental conditions, including underground storage tanks, solid and hazardous waste disposal and other matters under these environmental laws. We also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act and the Toxic Substances Control Act.

The magnitude of the liability and the cost of complying with environmental laws with respect to particular sites cannot be predicted with certainty due to the lack of specific information available, the potential for new or changed laws and regulations and for the development of new remediation technologies and the uncertainty regarding the timing of remedial work. As a result, we may incur material liabilities or costs related to environmental matters in the future and such environmental liabilities or costs could adversely affect our results and financial condition. In addition, there can be no assurance that changes in laws or regulations would not result in additional costs and affect the manner in which we are required to conduct our operations.

Resource Conservation and Recovery Act

The RCRA and corresponding state laws and regulations affect coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous wastes. Facilities at which hazardous wastes have been treated, stored or disposed of are subject to corrective action orders issued by the EPA and other potential obligations, which could adversely affect our results and financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers, directors and certain significant employees as of the date of this prospectus:

Name	Age	Position
Peter T. Socha	46	Chairman, President and Chief Executive Officer
Coy K. Lane, Jr.	44	Senior Vice President and Chief Operating Officer
Samuel M. Hopkins, II	48	Vice President and Chief Accounting Officer
Richard L. Douthat	54	Vice President—Risk Management
James T. Ketron	54	Vice President, General Counsel and Secretary
Jeffrey A. Wilson	54	Vice President—Business Development
William R. Beasley	64	President of James River Coal Sales, Inc.
Joseph G. Evans	47	President of Leeco, Inc.; President of Blue Diamond Coal Company
D. Brian Patton, III	38	President of James River Coal Service Company
Charles G. Snavely	49	President of Bell County Coal Corporation; President of Bledsoe Coal Corporation
Randall K. Taylor	45	President of McCoy Elkhorn Coal Corporation
Alan F. Crown	57	Director
Leonard J. Kujawa	72	Director
Paul H. Vining	50	Director
James F. Wilson	47	Director

Biographical information relating to the executive officers, directors and significant employees is set forth below:

Peter T. Socha.  Mr. Socha is our President and Chief Executive Officer. He joined the Company in March 2003. In May 2004, he was named Chairman of our Board of Directors. From 1999 through June 2001, he served as a Senior Vice President of National Vision, Inc. (“NVI”), a retailer of optical products. NVI filed for protection under Chapter 11 of the United States Bankruptcy Code on April 5, 2000 and emerged from bankruptcy on May 31, 2001. Mr. Socha has served as a director of NVI since 1999 and as Chairman of the Board of Directors of NVI since May 2002. From June 2001 until March 2003, he was an independent consultant to distressed businesses. Mr. Socha has a B.S. in Mineral Engineering and a M.A. in Corporate Finance, both from the University of Alabama.

Coy K. Lane, Jr.  Mr. Lane is our Senior Vice President and Chief Operating Officer. He joined the Company in January 2005. Before joining the Company, Mr. Lane served as Senior Vice President of Operations for International Coal Group, Inc., following that company’s acquisition in September 2004 of the core assets of Horizon Natural Resources Company. Mr. Lane had served in various positions for Horizon and its predecessor companies since 1993. Mr. Lane holds a B.S. degree in Mining Engineering from Virginia Polytechnic Institute.

Samuel M. Hopkins, II.  Mr. Hopkins is our Vice President and Chief Accounting Officer. He joined the Company in September 2003. Mr. Hopkins served as Vice President, Treasurer and Controller from 1997 to 2001 and as Vice President and Controller from 2001 to June 2002 for Progress Fuels Corporation, a coal-mining, natural gas producer, rail reconditioning/manufacturing subsidiary of Progress Energy. He served as an independent financial consultant from July 2002 through September 2003. Mr. Hopkins holds a B.A. degree in Accounting from the University of Alabama and is a Certified Public Accountant.

Richard L. Douthat.  Mr. Douthat is Vice President—Risk Management of James River Coal Company. He joined the Company in May 2004. From 1974 to May 2004, he worked for Alliance Coal, LLC and its predecessor companies. From 1997 to 2004, Mr. Douthat served as Alliance’s General Manager—Disability Benefits. Mr. Douthat holds a B.S. in Business Administration from the University of Tennessee.

James T. Ketron.  Mr. Ketron is Vice President, General Counsel and Secretary of James River Coal Company. He joined the Company in February 2005. Before joining the Company, Mr. Ketron served as Vice President and General Counsel for International Coal Group, Inc., following that company’s acquisition in September 2004 of the core assets of Horizon Natural Resources Company, where he had served as counsel since 2002. From 1998 to 2001, Mr. Ketron was in private legal practice as a solo practitioner. Mr. Ketron received his B.B.A. and J.D. degrees from the University of Kentucky.

Jeffrey A. Wilson.  Mr. Wilson joined the Company in 1999. From 1999 through April 2003, he served as Vice President—Administration. In April 2003, he was named President of James River Coal Service Company, our technical services subsidiary located in London, Kentucky, and in February 2005 he became our Vice President—Business Development. From 1981 to 1999, Mr. Wilson worked for Massey Energy. At the time that he left Massey in 1999, Mr. Wilson was Vice President. Mr. Wilson holds a B.S. in Mining Engineering from West Virginia University and a B.S. and M.B.A. from Marshall University.

William R. Beasley.  Mr. Beasley, President of James River Coal Sales, Inc., has been employed by James River Coal Sales or its predecessor since 1965. He began his career in coal sales with Randall Fuel Company, Inc. in 1965, and remained head of the sales organization of Interstate Coal Company during the period that it was owned by Transco Energy Company, the predecessor of James River. He was appointed President of James River Coal Sales, Inc. in June 2000. Mr. Beasley received his B.B.A. from Georgia State University in 1970.

Joseph G. Evans.  Mr. Evans joined the Company in October 1998 as President of Leeco, Inc. In March 2003, he was also named President of Blue Diamond Coal Company. Prior to joining the Company, Mr. Evans was employed by subsidiary companies of Massey Energy, a coal mining company with operations in Central Appalachia. Mr. Evans holds a B.S. and a M.S. in Mining Engineering from the University of Kentucky.

D. Brian Patton, III.  Mr. Patton joined the Company in February 2005. Prior to joining the Company, Mr. Patton was President of Operations for International Coal Group, Inc.’s Hazard operations, following that company’s acquisition in September 2004 of the core assets of Horizon Natural Resources Company, where he had served as chief engineer and general manager since July 2001. From 2000 until July 2001, he served as general manager of operations for Southern Site Prep, LLC. Mr. Patton holds a B.S. degree in Mining Engineering from the University of Kentucky.

Charles G. Snavely.  Mr. Snavely joined the Company in February 1995 as President of Bell County Coal Corporation. He became President of Bledsoe Coal Corporation in February 2003. Prior to joining the Company, Mr. Snavely held various positions with Martin County Coal Corporation, Sidney Coal Company and Rawl Sales & Processing. Most recently, he was President of Martin County Coal Corporation from February 1994 to February 1995. Mr. Snavely holds a B.S. degree in Mining Engineering from Virginia Polytechnic Institute.

Randall K. Taylor.  Mr. Taylor, President of McCoy Elkhorn Coal Corporation, has been employed by the Company or its predecessors since 1988, when he became Chief Engineer of Johns Creek Coal Company. In 1992, he became Chief Engineer of McCoy Elkhorn, and in 1997, he became its Vice President. He became President of McCoy Elkhorn in May 2001. Mr. Taylor holds a B.S. in Mining Engineering from the University of Kentucky.

Alan F. Crown.  Mr. Crown has been a Director since May 2004. He has served since January 2004 as President and Chief Operating Officer of Transload America, LLC, a waste haulage company. Mr. Crown was previously employed by CSX Transportation, a major eastern railroad, from 1966 until he retired in September 2003. From 1999–2003, he served as Vice President—Central Region (1999–2000), Senior Vice President—Transportation (2000–2002), and Executive Vice President (2002–2003). Mr. Crown attended the University of Baltimore.

Leonard J. Kujawa.  Mr. Kujawa has been a Director since May 2004. Mr. Kujawa previously served as a partner at Arthur Andersen & Co. from 1965 to 1995. When he retired in 1995, he had worldwide management responsibility for services to audit clients in the utility, energy and telecommunications fields. Over the past ten years, Mr. Kujawa has participated extensively in the restructuring and privatization of energy companies around the world. Mr. Kujawa was a Senior Advisor to Cambridge Energy Research Associates, leading their program for Chief Financial Officers and Chief Risk Officers. Mr. Kujawa currently serves as the utility industry expert for Accenture in Asia. He also serves on the Board of Directors of American Electric Power Company, Inc. (AEP)

and Schweitzer-Mauduit International, Inc. Mr. Kujawa has a B.B.A. (with distinction) and a M.B.A. from the University of Michigan. Mr. Kujawa is a Certified Public Accountant, and has been designated by the Board of Directors as an audit committee financial expert.

Paul H. Vining.  Mr. Vining has been a Director since May 2004. Mr. Vining has delivered notice that he will be taking a senior management position with another publicly traded coal company, which will not allow him to continue to serve on our Board of Directors. He has therefore resigned his position, effective May 31, 2005. Mr. Vining currently serves as President of Ellett Valley CC, Inc., a coal industry consulting company he formed in December 2002. From 1995 to November 2002, Mr. Vining was employed by Peabody Energy, the largest coal mining company in the United States. His positions at Peabody included Executive Vice President of Sales and Trading (1999–2002) and President of Peabody CoalTrade (1996–1999). Mr. Vining has a B.S. in Chemistry from William & Mary, and a B.S. in Mineral Engineering and a M.S. in Extractive Metallurgy from Columbia University.

James F. Wilson.  Mr. Wilson has been a Director since May 2004. He has served since January 2001 as a General Partner of Carl Marks Management Company, L.P. (“CMMC”). CMMC manages funds that invest in distressed securities. From 1992 through December 2000, Mr. Wilson served as a Partner at Jacobson Partners, a firm specializing in private equity investing. Mr. Wilson has a B.A. in Economics from Dartmouth College and a M.B.A. from the Harvard Graduate School of Business Administration.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information for the fiscal years ended December 31, 2004, 2003 and 2002 concerning compensation paid by us and our subsidiaries to our Chief Executive Officer and to each of our other most highly compensated executive officers as of December 31, 2004 who earned in excess of $100,000 in salary and bonus during 2004 or any of the two previous fiscal years who are no longer executive officers (collectively, the “Named Executive Officers”). As of December 31, 2004, we did not have any executive officers other than those listed below.

				Long-Term Compensation Awards
	Annual Compensation (1)
Name and Principal Position	Year	Salary($)	Bonus($)	Restricted Stock Award(s) ($)(2)	Securities Underlying Options/ SARs	All Other Compensation($)
Peter T. Socha (3)	2004	409,798	601,000	1,377,000	150,000	—
President and Chief Executive Officer	2003	312,559	—	—	—	—

Samuel M. Hopkins, II (4)	2004	145,799	50,000	315,563	—	—
Vice President and Chief Accounting	2003	31,334	—	—	—	—
Officer

James B. Crawford (5)	2004	—	—	—	—	—
Former President and Chief Executive	2003	101,315	—	—	—	678,689
Officer	2002	499,733	—	—	—	—

William T. Sullivan (6)	2004	—	—	—	—	—
Former Vice President	2003	146,227	45,000	—	—	180,836	(6)
	2002	135,942	67,500			85,666	(7)

(1)	Excludes perquisites and other personal benefits aggregating less than $50,000 or 10% of the Named Executive Officer’s annual salary and bonus.

(2)	Based on our reorganization value of $4.59 per share, as determined in connection with our Plan of Reorganization. Mr. Socha’s shares of restricted stock vest as follows: 68.75% of the shares vest in five equal annual installments, beginning on May 25, 2005, the first anniversary of the date of the grant, and the remaining 31.25% of the shares will vest upon the achievement of designated corporate performance criteria. Mr. Hopkins’ shares vest in five equal annual installments, beginning on May 25, 2005.

(3)	Mr. Socha joined the Company in March 2003.

(4)	Mr. Hopkins joined the Company in September 2003.

(5)	Mr. Crawford resigned from all positions with the Company in March 2003. All Other Compensation represents the 2003 payments to Mr. Crawford in connection with his Settlement Agreement described below.

(6)	This amount represents payments related to Mr. Sullivan leaving the Company in 2003.

(7)	This payment was a bonus payment used to partially repay loans to purchase common stock.

Option Grants in Fiscal 2004

The following table sets forth option grants to Named Executive Officers during fiscal 2004.

Individual Grants
Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
Name	Shares Underlying Options (#)	Percent of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price ($/share)	Expiration Date	5% ($)	10% ($)
Peter T. Socha	150,000	55.6%	10.80	5/7/2014	0	165,792
Samuel M. Hopkins, II	—	—	—	—	—	—
James B. Crawford	—	—	—	—	—	—
William T. Sullivan	—	—	—	—	—	—

(1)	Based on our reorganization value of $4.59 per share as of May 7, 2004, as determined in connection with our Plan of Reorganization.

(2)	Based on options for 270,000 shares granted to directors and employees in fiscal 2004.

Fiscal Year-End Option Values

No Company-granted options were exercised by any Named Executive Officers during fiscal 2004. The following table sets forth the year-end value of unexercised options held by the Named Executive Officers at December 31, 2004.

	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Peter T. Socha	—	150,000	$—	$4,762,500
Samuel M. Hopkins, II	—	—	—	—
James B. Crawford	—	—	—	—
William T. Sullivan	—	—	—	—

(1)	Represents aggregate excess of market value of shares under option as of December 31, 2004, using the closing price of $42.55 at such date, over the exercise price of the options.

Retirement Benefits

Our pension plan is a “defined benefit” plan. The pension plan provides a monthly annuity to all regular, full-time employees when they retire. An employee must have at least five years of service to be vested in the pension plan. The normal retirement age under the plan is 65, but a full benefit is available to a retiree at age 62. A retiree can begin receiving a benefit as early as age 55 (provided they have at least ten years of service at the time); however, a 3% reduction factor applies for each year a retiree receives a benefit prior to age 62. Pension benefits are based on an employee’s final average monthly earnings, years of employment and retirement age. “Final average monthly earnings” for this purpose means basic monthly earnings, excluding overtime, bonuses and commissions, based on the employee’s average salary for the three highest consecutive years of service during the employee’s last ten years of employment. This amount is capped by the $205,000 annual limit imposed by the Internal Revenue Service for the 2004 calendar year. The Internal Revenue Code limits the amount of annual benefits which may be payable from the pension trust.

The following table illustrates the straight life annuity amounts payable under the pension plan to our employees retiring at age 65 in 2004. Amounts shown are not subject to reduction for Social Security benefits.

Pension Plan Table

Final Average Salary	Years of Service
	15	20	25	30	35
$125,000	$21,010	$28,014	$35,017	$42,020	$49,024
$150,000	$25,698	$34,263	$42,829	$51,395	$59,961
$175,000	$30,385	$40,513	$50,642	$60,770	$70,899
$200,000	$35,073	$46,764	$58,454	$70,145	$81,836
$205,000*	$36,010	$48,013	$60,017	$72,020	$84,024

*	There is a $205,000 cap on compensation under our pension plan; accordingly, each remuneration level greater than $205,000 provides the same level of benefits.

The years of service credited for retirement benefits for the Named Executive Officers as of October 1, 2004, the last valuation date under the plan, are as follows:

Peter T. Socha	1.00
Samuel M. Hopkins, II	1.00
James B. Crawford*	21.67
William T. Sullivan*	16.00

*	These officers left the Company in 2003, and therefore were not active participants in our pension plan as of October 1, 2004.

For additional information concerning our pension plan, see “Risk Factors—We may be unable to adequately provide funding for our pension plan obligations based on our current estimates of those obligations.”

Employment Contracts, Termination of Employment, Severance and Change-in-Control Arrangements

Settlement Agreement with Mr. Crawford.  On March 17, 2003, James B. Crawford resigned all positions with the Company. In connection with Mr. Crawford’s resignation, the Company, Mr. Crawford and J.R. Coal Associates (a Virginia partnership in which Mr. Crawford was a partner) entered into a Settlement Agreement, pursuant to which Mr. Crawford received, among other things:

(i)	rights under two life insurance contracts, one of which represented the vested amount in Mr. Crawford’s account in our Supplemental Savings and Profit Sharing Plan of $535,021, and the other of which was a life insurance policy with a cash value of $143,668;

(ii)	the right to receive $1,383,002 in cash from us upon our consummation of a Chapter 11 plan of reorganization or the sale of all or substantially all of our assets (which amount was paid on May 6, 2004); and

(iii)	welfare benefit continuation until the payment under (ii) above was made.

In the event Mr. Crawford is engaged by us or any purchaser of us, or any successor to either, as Chairman, Chief Executive Officer, Chief Operations Officer or any similar position within the 12 months from the payment under (ii) above, Mr. Crawford is obligated to repay the amount received under (ii) above. Additionally, pursuant to the settlement agreement:

(iv)	Mr. Crawford sold all of his equity interests in the Company to J.R. Coal Associates in exchange for the transfer by J.R. Coal Associates to the Company of certain life insurance policies;

(v)	each of the Company and Mr. Crawford released the other from certain claims; and

(vi)	Mr. Crawford agreed not to compete with us for a period that ended October 31, 2003.

Employment Agreement with Mr. Socha.  The Company and Mr. Socha entered into an employment agreement effective May 6, 2004. The agreement provides that Mr. Socha will serve as President and Chief Executive Officer of the Company for an initial three-year term of employment. The term may be extended by mutual agreement of the parties in one-year increments, beginning on the first anniversary of the agreement. The employment agreement provides for a base salary of $375,000 per year, subject to annual review, and that Mr. Socha will participate in our annual cash bonus program. Pursuant to the 2004 Equity Incentive Plan described below, on May 25, 2004, Mr. Socha was granted 300,000 restricted shares of common stock, 206,250 shares of which will vest in five equal annual installments, beginning on the first anniversary of the date of the grant, and the remaining 93,750 shares of which will vest upon the achievement of designated corporate performance criteria. The performance criteria include achieving EBITDA results for 2004 and 2005, as contained in our disclosure statement accompanying the Plan of Reorganization, of approximately $126.3 million for the two year period (80% of vesting) and the successful development of the new mine at McCoy Elkhorn (20% of vesting). The performance criteria will not be measured, and therefore no stock will vest, prior to the completion of the annual audit for the year ended December 31, 2005. Mr. Socha also was granted options to acquire 150,000 shares of common stock for $10.80 per share. The options will vest in five equal annual installments, beginning on the first anniversary of the date of grant. Upon termination without good reason or a change in control (as those terms are defined in the agreement) all of the restricted shares and options will immediately vest and the options will become exercisable. Following the recommendation of the secured creditors from the Chapter 11 reorganization process, the Board of Directors awarded Mr. Socha a one-time restructuring bonus of $800,000. Mr. Socha requested, and the Board of Directors approved, a reduction in the bonus to $601,000. We distributed the remaining bonus of $199,000 to other individuals in the organization not otherwise eligible for bankruptcy-related bonus payments, primarily operating level managers at the individual mine and preparation plant levels.

In addition, Mr. Socha is entitled to participate in all other benefit plans to which our other senior executives are entitled, including medical, dental and other welfare plans. The employment agreement further provides that if Mr. Socha’s employment is terminated without good reason, as defined in the employment agreement, before expiration, he will receive the greater of (i) his remaining salary due under the employment agreement or (ii) 12 months of salary. The agreement also provides that as long as Mr. Socha is employed as President and Chief Executive Officer of the Company, he will serve as a member of our Board of Directors.

Indemnification Agreements

We have entered into Indemnification Agreements with our directors and certain of our officers (the “Indemnified Parties”). Under the terms of the Indemnification Agreements, we are required to indemnify the Indemnified Parties against certain liabilities arising out of their services for us. The Indemnification Agreements require us to:

(i)	indemnify each Indemnified Party to the fullest extent permitted by law;

(ii)	provide coverage for each Indemnified Party under our directors and officers liability insurance policy; and

(iii)	to advance certain expenses incurred by an Indemnified Party.

The Indemnification Agreements provide limitations on the Indemnified Parties’ rights to indemnification in certain circumstances. To the extent that indemnification provisions contained in the Indemnification Agreements purport to include indemnification for liabilities arising under the Securities Act of 1933, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable.

2004 Equity Incentive Plan

Our Board of Directors adopted the 2004 Equity Incentive Plan (the “2004 Incentive Plan”) on May 7, 2004, and our shareholders approved the 2004 Incentive Plan on May 25, 2004. The objectives of the 2004 Incentive Plan are to:

(i)	attract, motivate and retain employees, directors, consultants, advisors and other persons who perform services for us by providing compensation opportunities that are competitive with other companies;

(ii)	provide incentives to those individuals who contribute significantly to our long-term performance and growth and that of our affiliates; and

(iii)	align the long-term financial interests of employees and other individuals who are eligible to participate in the 2004 Incentive Plan with those of shareholders.

The following description of the material features of the 2004 Incentive Plan is a summary and is subject to the provisions of the 2004 Incentive Plan. The 2004 Incentive Plan is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General.  The 2004 Incentive Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”), and may be administered by such other committee consisting of two or more members as may be appointed by the Board to administer the 2004 Incentive Plan. If any member of the Committee does not qualify as (i) a “Non-Employee Director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), a subcommittee of the Committee will be appointed to grant Awards to Named Executive Officers and to officers who are subject to Section 16 of the Securities Exchange Act of 1934, and each member of such subcommittee will satisfy the requirements of (i) and (ii) above. References to the Committee in this summary shall include and, as appropriate, apply to any such subcommittee. Subject to the requirement that shareholder approval be obtained for certain amendments, the 2004 Incentive Plan may be amended by the Committee in whole or in part, but no such action shall adversely affect any rights or obligations with respect to any awards previously granted under the 2004 Incentive Plan, unless the participants affected by such amendment provide their written consent.

Under the 2004 Incentive Plan, participants may be granted stock options (qualified and nonqualified), stock appreciation rights (“SARs”), restricted stock, restricted stock units, and performance shares, provided that non-employee directors are not eligible for grants of qualified stock options or performance shares. The total number of shares that may be awarded under the 2004 Incentive Plan is 1,650,000. Not more than 1,000,000 of the shares reserved under the 2004 Incentive Plan may be granted in the form of incentive stock options.

Shares awarded or subject to purchase under the 2004 Incentive Plan that are not delivered or purchased, or revert to us as a result of forfeiture or termination, expiration or cancellation of an award or that are used to exercise an award or for tax withholding, will be again available for issuance under the 2004 Incentive Plan.

Eligibility.  The Committee will determine the individuals to whom awards will be granted, the number of shares subject to an award, and the other terms and conditions of an award. To the extent provided by law, the Committee may delegate to one or more persons the authority to grant awards. As applicable, when used in this description of the 2004 Incentive Plan, the Committee also refers to any such individual to whom the Committee has delegated some of its authority to grant awards. The Committee may provide in the agreements relating to awards under the 2004 Incentive Plan for automatic accelerated vesting and other rights upon the occurrence of a change in control or upon the occurrence of other events as may be specified in such agreements.

Stock Options.  The number of shares subject to a stock option, the type of stock option (i.e., incentive stock option (“ISO”) or nonqualified stock option (“NQSO”)), the exercise price of a stock option (which shall be not less than the fair market value of a share on the date of grant) and the period of exercise (including upon termination of employment) will be determined by the Committee and set forth in an option agreement; provided that no option will be exercisable more than ten years after the date of grant.

Options granted under the 2004 Incentive Plan shall be exercisable at such times and be subject to restrictions and conditions as the Committee shall in each instance approve, including conditions related to the employment of or provision of services by a participant. The Committee shall determine and set forth in the option agreement the extent to which options are exercisable after termination of employment. The Committee may provide for deferral of option gains related to an exercise. The option price upon exercise shall be paid to us in full, either (a) in cash, (b) cash equivalent approved by the Committee, (c) if approved by the Committee, by tendering (or attesting to the ownership of) previously acquired shares having an aggregate fair market value at the time of exercise equal to the total exercise option price, or (d) by a combination of (a), (b) and (c). The Committee may also allow cashless exercises as permitted under the Federal Reserve Board’s Regulation T, subject to applicable securities law restrictions, or by any other means which the Committee determines to be consistent with the 2004 Incentive Plan’s purpose and applicable law.

SARs. SARs granted under the 2004 Incentive Plan entitle the grantee to receive an amount payable in shares and/or cash, as determined by the Committee, equal to the excess of the fair market value of a share on the day the SAR is exercised over the specified exercise price, which will not be less than the fair market value of a share on the grant date of the SAR. The exercise period of a SAR may not exceed ten years. SARs may be granted in tandem with a related stock option or independently. If a SAR is granted in tandem with a stock option, the grantee may exercise the stock option or the SAR, but not both. The Committee shall determine and set forth in the award agreement the extent to which SARs are exercisable after termination of employment.

Restricted Stock/Restricted Stock Units.  Restricted stock awards may be current grants of restricted stock or deferred grants. The terms of restricted stock awards, including the restriction period, any performance targets applicable to the award and the extent to which the grantee will have the right to receive unvested restricted stock following termination of employment or other events, will be determined by the Committee and be set forth in the agreement relating to such award. Unless otherwise set forth in an agreement relating to a restricted stock award, the grantee of restricted stock shall have all of the rights of a shareholder of ours, including the right to vote the shares and the right to receive dividends, provided however that the Committee may require that any dividends on such shares of restricted stock be automatically deferred and reinvested in additional restricted stock or may require that dividends on such shares be paid to us to be held for the account of the grantee.

A restricted stock unit is an unsecured promise to transfer an unrestricted share at a specified future date, such as a fixed number of years, retirement or other termination of employment (which date may be later than the vesting date of the award at which time the right to receive the share becomes nonforfeitable). Restricted stock units represent the right to receive a specified number of shares at such times, and subject to such restriction period and other conditions, as the Committee determines. A participant to whom restricted stock units are awarded has no rights as a shareholder with respect to the shares represented by the restricted stock units unless and until shares are actually delivered to the participant in settlement of the award. However, restricted stock units may have dividend equivalent rights if provided for by the Committee.

Performance Shares.  Performance shares are awards granted in terms of a stated potential maximum number of shares, with the actual number and value earned to be determined by reference to the satisfaction of performance targets established by the Committee. Such awards may be granted subject to any restrictions, in addition to performance conditions, deemed appropriate by the Committee. Except as otherwise provided in an agreement relating to performance shares, a grantee shall be entitled to receive any dividends declared with respect to shares earned that have not yet been distributed to the grantee and shall be entitled to exercise full voting rights with respect to such shares.

Performance Measures.  If awards granted or issued under the 2004 Incentive Plan are intended to qualify under the performance-based compensation provisions of Section 162(m) of the Code, the performance measure(s) to be used for purposes of such awards shall be chosen by the Committee from among the following: earnings, earnings per share, consolidated pre-tax earnings, net earnings, operating income, EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation and amortization), gross margin, revenues, revenue growth, market value added, economic value added, return on equity, return on investment, return on assets, return on net assets, return on capital employed, return on incremental equity, total shareholder return, profit, economic profit, capitalized economic profit, after-tax profit, pre-tax profit, cash flow measures, cash flow return, sales, sales volume, revenue per employee, stock price, cost goals, budget goals, growth expansion goals, or goals related to acquisitions or divestitures.

The Committee can establish other performance measures for awards granted to participants.

Adjustment of Shares.  The share limitation of 1,650,000 shares and the terms of outstanding awards shall be adjusted, as the Committee deems appropriate, in the event of a stock dividend, stock split, combination, reclassification, recapitalization or other similar event.

Nontransferability.  Any options, SARs or performance shares granted under the 2004 Incentive Plan are nontransferable except by will or by the laws of descent and distribution. Shares of Restricted Stock and Restricted Stock Units are nontransferable during the restriction period. Unless otherwise provided in the specific award agreement, during the lifetime of a participant, options or SARs may only be exercised by such participant. Notwithstanding the foregoing, to the extent allowed in the specific award agreement, a participant may transfer an option or SAR (other than an ISO or its corresponding SAR) with respect to all or part of the shares of common stock subject to such option or SAR to the participant’s spouse, children or grandchildren, to a trust for the benefit of such family members or to a partnership in which such family members are the only partners.

Assumption of Awards.  The 2004 Incentive Plan provides that its terms shall be binding on any of our successors and assigns (whether by purchase, merger, consolidation or otherwise).

Termination and Amendment.  No option, SAR or stock award may be granted and no performance shares may be awarded under the 2004 Incentive Plan after May 25, 2014. The Board of Directors may amend or terminate the 2004 Incentive Plan at any time, but certain amendments will not become effective without shareholder approval.

Awards.  We have granted or authorized the following awards under the 2004 Incentive Plan:

•	Each non-employee director received a grant of options to purchase 10,000 shares of common stock at a strike price of $15.00 per share and a grant of 1,000 restricted shares of common stock. These grants will vest in three equal annual installments, beginning on the first anniversary of the date of grant. Upon a change in control (as defined in the 2004 Incentive Plan) all of the restricted shares and options will immediately vest and the options will become immediately exercisable.

•	Peter T. Socha received a grant of 300,000 restricted shares of common stock, 206,250 shares of which will vest automatically in five equal annual installments, beginning on the first anniversary of the date of the grant, and the remaining 93,750 shares of which will vest upon the achievement of designated performance criteria. The performance criteria include achieving EBITDA results for 2004 and 2005, as contained in our disclosure statement accompanying the Plan of Reorganization, of approximately $126.3 million for the two year period (80% of vesting) and the successful development of the new mine at McCoy Elkhorn (20% of vesting). The performance criteria will not be measured, and therefore no stock will vest, prior to the completion of the annual audit for the year ended December 31, 2005. Upon a change in control (as defined in the employment agreement between the Company and Mr. Socha) all of the restricted shares will immediately vest.

•	Other members of our operating and senior management have received or will receive, in the aggregate, grants of 716,700 restricted shares of common stock and options for common stock, of which, 710,450 shares and options will vest automatically in five equal annual installments, beginning on the first anniversary of the date of the grant, and the remaining 6,250 shares and options of which will vest upon the achievement of performance criteria to be approved by the Committee.

Miscellaneous Provisions.  The 2004 Incentive Plan prohibits us from decreasing the option price of any outstanding option, other than in connection with a change in corporate capitalization, without first receiving shareholder approval of such repricing.

Federal Income Tax Consequences

The following is a brief summary of the current U.S. federal income tax consequences of awards made under the 2004 Incentive Plan. This summary is general in nature and is not intended to cover all tax consequences that may apply to participants and us. Further, the provisions of the Code and the regulation and rulings thereunder relating to these matters may change.

Stock Options.  A participant will not recognize any income upon the grant or purchase of a stock option. A participant will recognize income taxable as ordinary income (and subject to income tax withholding for Company employees) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over the sum of the exercise price and the amount, if any, paid for the option on an after-tax basis, and we will be entitled to a corresponding deduction. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option provided that the incentive stock option is exercised either while the participant is our employee or within three months (one year if the participant is disabled within the meaning of Section 22(c)(3) of the Code) following the participant’s termination of employment. If shares acquired by such exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period, then in the year of such disposition the participant will recognize income taxable as ordinary income equal to the excess of (i) the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over (ii) the exercise price, and we will be entitled to a corresponding deduction.

SARs.  A participant will not recognize any income upon the grant of a SAR. A participant will recognize income taxable as ordinary income (and, subject to income tax withholding for Company employees) upon exercise of a SAR equal to the fair market value of any shares delivered and the amount of cash paid by us upon such exercise, and we will be entitled to a corresponding deduction.

Restricted Stock Awards.  A participant will not recognize taxable income at the time of the grant of a restricted stock award, and we will not be entitled to a tax deduction at such time, unless the participant makes an election under a special Code provision to be taxed at the time such restricted stock award is granted. If such election is not made, the participant will recognize taxable income at the time the restrictions on such restricted stock award lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The amount of ordinary income recognized by a participant making the above-described special election or upon the lapse of the restrictions is deductible by us, as compensation expense, except to the extent the limit of Section 162(m) applies. In addition, a participant receiving dividends with respect to shares subject to a restricted stock award for which the above-described election has not been made and prior to the time the restrictions lapse will recognize taxable compensation (subject to income tax withholding for Company employees), rather than dividend income, in an amount equal to the dividends paid and we will be entitled to a corresponding deduction.

Restricted Stock Units.  A participant will not recognize taxable income at the time of the grant of a restricted stock unit, and we will not be entitled to a tax deduction at such time. When the participant receives shares pursuant to a restricted stock unit, the federal income tax consequences applicable to restricted stock awards, described above, will apply.

Performance Share Awards.  A participant will not recognize taxable income upon the grant of a performance share award, and we will not be entitled to a tax deduction at such time. Upon the settlement of a performance share award, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding for Company employees) in an amount equal to the cash paid and the fair market value of the shares delivered to the participant, and we will be entitled to a corresponding deduction.

Compliance with Section 162(m).  Section 162(m) of the Code denies an income tax deduction to an employer for certain compensation in excess of $1 million per year paid by a publicly traded corporation to the Chief Executive Officer or any of the four most highly compensated executive officers other than the Chief Executive Officer. Compensation realized with respect to stock options awarded under the 2004 Incentive Plan, including upon exercise of a non-qualified stock option or upon a disqualifying disposition of an incentive stock option, as described above, will be excluded from this deductibility limit if it satisfies certain requirements, including a requirement that the 2004 Incentive Plan be approved by our current shareholders. In addition, other types of awards under the 2004 Incentive Plan may be excluded from this deduction limit if they are conditioned on the achievement of one or more of the performance measures described above, as required by Section 162(m). To satisfy the requirements that apply to “performance-based” compensation, those performance measures must be approved by our current shareholders, and approval of the 2004 Incentive Plan will also constitute approval of those measures.

Board of Directors

Our Board of Directors is comprised of five directors, divided into three classes. Alan F. Crown is the sole Class I director, with a term expiring at the annual meeting of shareholders to be held in 2005, Paul H. Vining and James F. Wilson are Class II directors, with terms expiring at the annual meeting of shareholders to be held in 2006, and Leonard J. Kujawa and Peter T. Socha are Class III directors, with terms expiring at the annual meeting of shareholders to be held in 2007. Once elected, our directors serve until the expiration of their respective term or until their successors are elected and qualified. Mr. Vining has delivered notice that he will be taking a senior management position with another publicly traded coal company, which will not allow him to continue to serve on our Board of Directors. He has therefore resigned his position, effective May 31, 2005. The current members of our Board of Directors were selected in accordance with the terms of our Plan of Reorganization. The Board of Directors appoints our executive officers who serve at the Board of Directors’ discretion.

Board Committees

Our Board of Directors has an audit committee, a compensation committee and a corporate governance committee.

Audit Committee.  The audit committee recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements, and consults with and reviews the services provided by our internal and independent auditors. The audit committee currently consists of Alan F. Crown, Leonard J. Kujawa (committee chair) and Paul H. Vining.

Compensation Committee.  The compensation committee reviews and recommends to the Board of Directors the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Alan F. Crown, Paul H. Vining (committee chair) and James F. Wilson.

Governance Committee.  The governance committee assists the Board of Directors by identifying individuals qualified to become members of our Board of Directors consistent with criteria set by our Board of Directors and by developing our corporate governance principles. The governance committee currently consists of Alan F. Crown (committee chair), Leonard J. Kujawa, Paul H. Vining and James F. Wilson.

Compensation of Directors

Directors who are employees of the Company or any of its subsidiaries are not compensated for service on the Board of Directors or on any of its committees. Directors who are not employees of the Company or any of its subsidiaries receive an annual Board of Directors membership fee of $35,000, which is paid in four equal quarterly installments. The chairperson of our audit committee will receive additional annual compensation of $10,000, also paid in four equal quarterly installments. We do not pay separate meeting fees.

All directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and committees.

Directors also are eligible to receive and have received equity awards under our 2004 Equity Incentive Plan. See “Executive Compensation—2004 Equity Incentive Plan.” On May 7, 2004, subject to obtaining shareholder approval of the 2004 Equity Incentive Plan, which we secured on May 25, 2004, we granted 1,000 restricted shares of our common stock and options to acquire 10,000 shares of our common stock for $15.00 per share to each of our non-employee directors. The restricted shares and options all vest in three equal annual installments, beginning on the first anniversary of the date of grant. Upon a change of control of the Company, all of the restricted shares and options will immediately vest and the options will become exercisable.

Compensation Committee Interlocks and Insider Participation

Our compensation committee was formed on May 7, 2004, and currently consists of Alan F. Crown, Paul H. Vining (committee chair) and James F. Wilson. None of these committee members is employed by us. None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers who serve on our compensation committee. No interlocking relationship exists between our compensation committee and the compensation committee of any other company, nor has any interlocking relationship existed in the past.

In February 2004, we sold 10,000 tons of coal to Ellett Valley CC, Inc., the coal industry consulting company that is 100% owned and controlled by Mr. Vining, a Company director. The total price of the coal was $500,000, which was consistent with then-prevailing market rates for comparable coal. Ellett Valley CC, Inc., acting as a broker, then resold the coal. This transaction took place before Mr. Vining was considered for service as a director of the Company.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of February 14, 2005 or such other date as is indicated below, regarding shares of our common stock held by (1) persons known to us to be the beneficial owners of more than five percent of our common stock, (2) our executive officers and directors and (3) our executive officers and directors as a group. This table was prepared solely based on information supplied to us, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission. The below information does not reflect shares that may be issued by us or sold by Carl Marks Group in our concurrent common stock offering or additional shares that may be issued by us in connection with the Triad acquisition.

Name	Number(1)	%(2)
Carl Marks Group (3)	2,755,318	18.69%
Harbert Group (4)	2,210,205	14.99%
Glencore Finance AG (5)	2,208,948	14.99%
Merrill Lynch PCG, Inc. (6)	985,000	6.68%
Triage Group (7)	813,426	5.52%
Peter T. Socha (8)	71,250	*
Alan F. Crown (9)	3,666	*
Leonard J. Kujawa (10)	3,666	*
Paul H. Vining (11)	3,666	*
James F. Wilson (3)(12)	2,755,318	18.69%
Samuel M. Hopkins, II (13)	13,750	*
Coy K. Lane, Jr. (14)	0	*
James B. Crawford (15)	0	*
William T. Sullivan (16)	0	*
Executive Officers and Directors as a Group (9 persons)	2,851,316	19.29%

*	Less than 1%

(1)	This column lists all shares of common stock beneficially owned, including all restricted shares of common stock that vest, and all shares of common stock that can be acquired through option exercises, within 60 days of the date of this prospectus.

(2)	In calculating the percentage owned, we assumed that any options for the purchase of common stock that are exercisable by that shareholder within 60 days of the date of this prospectus are exercised by that shareholder (and the underlying shares of common stock issued). The total number of shares outstanding used in calculating the percentage owned assumes a base of 14,740,694 shares of common stock outstanding as of the date of this prospectus and no exercise of options held by other shareholders.

(3)	As of April 14, 2005, based on information supplied to us by the Carl Marks Group. Includes the following securities owned by James F. Wilson individually: 333 shares of restricted stock that will vest within 60 days of the date of this prospectus and 3,333 shares subject to presently exercisable stock options and options that will vest within 60 days of the date of this prospectus. The Carl Marks Group consists of Carl Marks Strategic Investments, L.P. (2,600,898 shares), Carl Marks Strategic Investments III, L.P. (150,754 shares) and James F. Wilson, one of our directors. The business address of the Carl Marks Group is 900 Third Avenue, 33rd Floor, New York, New York 10022. Shares held by Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. are being registered and offered in the concurrent common stock offering. These shares were issued upon the conversion of our pre-petition secured debt in connection with our emergence from bankruptcy. James F. Wilson is one of three individual general partners of Carl Marks Management Company, L.P., a Delaware limited partnership and registered investment advisor, which is the sole general partner of (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership and private investment partnership, and (ii) Carl Marks Strategic Investments III, L.P., a Delaware limited partnership and private investment partnership. The shares of common stock which are owned by Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. may be deemed to be beneficially owned indirectly, on a shared basis, by Mr. Wilson and the other individual general partners of Carl Marks Management Company, L.P., who share the power to direct the vote or dispose of such securities.

(4)	As of April 14, 2005, based upon information supplied to us by the Harbert Group, which consists of Harbert Distressed Investment Master Fund, Ltd. (“Master Fund”) and Alpha US Sub Fund VI, LLC (“Alpha”), and the Form 4 filed by the Master Fund, HMC Distressed Investment Offshore Manager, L.L.C. (“Offshore Manager”) and HMC Investors, L.L.C. (“HMC Investors”) with the SEC on April 18, 2005. The Offshore Manager and the Master Fund share voting and dispositive power over 2,155,760 shares of our common stock (the “HMC Shares”). In addition to the HMC Shares, HMC Investors, Raymond J. Harbert, Michael D. Luce and Philip A. Falcone may also be deemed to have shared voting and dispositive power over an additional 54,445 shares of our common stock owned by Alpha (the “Alpha Shares”). We have been informed by the Master Fund and Alpha that each disclaims beneficial ownership of the HMC Shares and the Alpha Shares except to the extent of their actual pecuniary interest. Each of Master Fund and Alpha is or may be deemed to be an affiliate of a registered broker-dealer. Master Fund is an entity organized in the Cayman Islands. Offshore Manager is the sole investment manager of the Master Fund. HMC Investors is the managing member of the Offshore Manager. Philip A. Falcone is a member of Offshore Manager and acts as portfolio manager for the Master Fund. Alpha is a separate managed account also managed by Philip A. Falcone. Raymond J. Harbert and Michael D. Luce are members of HMC Investors. The business address of the Master Fund is c/o International Fund Services (Ireland) Limited, 3rd Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The business address of Alpha is c/o 555 Madison Avenue, 16th Floor, New York, New York 10022.

(5)	As of January 21, 2005, based on information in the Form 4/A filed on January 25, 2005. The business address of Glencore Finance AG is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

(6)	As of December 31, 2004, based on information in the Schedule 13G filed on February 14, 2005. The business address of Merrill Lynch PCG, Inc. is 4 World Financial Center, New York, New York 10080.

(7)	As of December 31, 2004, based on information in the Schedule 13G filed on February 15, 2005. The Triage Group consists of Triage Capital LF Group LLC, a Delaware limited liability company (“Triage Capital”) that acts as a general partner to (i) a general partner of different funds and an investment manager of a managed account and (ii) an investment manager of a Cayman Islands company, and Leonid Frenkel, who is (i) the managing member of Triage Capital and controls its business activities and (ii) the manager of another limited liability company. The business address of the Triage Group is 401 City Avenue, Suite 800, Bala Cynwyd, Pennsylvania 19004.

(8)	Includes 41,250 shares of restricted stock that will vest within 60 days of the date of this prospectus and 30,000 shares subject to presently exercisable stock options and options that will vest within 60 days of the date of this prospectus. Mr. Socha’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(9)	Includes 333 shares of restricted stock that will vest within 60 days of the date of this prospectus and 3,333 shares subject to presently exercisable stock options and options that will vest within 60 days of the date of this prospectus. Mr. Crown’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(10)	Includes 333 shares of restricted stock that will vest within 60 days of the date of this prospectus and 3,333 shares subject to presently exercisable stock options and options that will vest within 60 days of the date of this prospectus. Mr. Kujawa’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(11)	Includes 333 shares of restricted stock that will vest within 60 days of the date of this prospectus and 3,333 shares subject to presently exercisable stock options and options that will vest within 60 days of the date of this prospectus. Mr. Vining’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(12)	Includes 333 shares of restricted stock that will vest within 60 days of the date of this prospectus and 3,333 shares subject to presently exercisable stock options and options that will vest within 60 days of the date of this prospectus. Mr. Wilson’s business address is 900 Third Avenue, 33rd Floor, New York, New York 10022. Mr. Wilson is one of three individual general partners of Carl Marks Management Company, L.P., a Delaware limited partnership and registered investment advisor, which is the sole general partner of (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership and private investment partnership, and (ii) Carl Marks Strategic Investments III, L.P., a Delaware limited partnership and private investment partnership. The shares of common stock which are owned by Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P. may be deemed to be beneficially owned indirectly, on a shared basis, by Mr. Wilson and the other individual general partners of Carl Marks Management Company, L.P., who share the power to direct the vote or dispose of such securities.

(13)	Includes 13,750 shares of restricted stock that will vest within 60 days of the date of this prospectus. Mr. Hopkins’ business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(14)	Mr. Lane’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(15)	Mr. Crawford’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

(16)	Mr. Sullivan’s business address is c/o James River Coal Company, 901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219.

RELATED PARTY TRANSACTIONS

Settlement Agreement with Mr. Crawford.  On March 17, 2003, James B. Crawford resigned all positions with the Company. In connection with Mr. Crawford’s resignation, the Company, Mr. Crawford and J.R. Coal Associates (a Virginia partnership in which Mr. Crawford was a partner) entered into a Settlement Agreement, pursuant to which Mr. Crawford received, among other things:

(i)	rights under two life insurance contracts, one of which represented the vested amount in Mr. Crawford’s account in our Supplemental Savings and Profit Sharing Plan of $535,021, and the other of which was a life insurance policy with a cash value of $143,668;

(ii)	the right to receive $1,383,002 in cash from us upon our consummation of a Chapter 11 plan of reorganization or the sale of all or substantially all of our assets (which amount was paid on May 6, 2004); and

(iii)	welfare benefit continuation until the payment under (ii) above was made.

In the event Mr. Crawford is engaged by us or any purchaser of us, or any successor to either, as Chairman, Chief Executive Officer, Chief Operations Officer or any similar position within the 12 months from the payment under (ii) above, Mr. Crawford is obligated to repay the amount received under (ii) above. Additionally, pursuant to the settlement agreement:

(iv)	Mr. Crawford sold all of his equity interests in the Company to J.R. Coal Associates in exchange for the transfer by J.R. Coal Associates to the Company of certain life insurance policies;

(v)	each of the Company and Mr. Crawford released the other from certain claims; and

(vi)	Mr. Crawford agreed not to compete with us for a period that ended October 31, 2003.

Coal Transaction with Mr. Vining.  In February 2004, we sold 10,000 tons of coal to Ellett Valley CC, Inc., the coal industry consulting company that is 100% owned and controlled by Mr. Vining, a Company director. The total price of the coal was $500,000, which was consistent with then-prevailing market rates for comparable coal. Ellett Valley CC, Inc., acting as a broker, then resold the coal. This transaction took place before Mr. Vining was considered for service as a director of the Company.

DESCRIPTION OF THE NOTES

The Notes will be issued under an Indenture, to be dated as of the Closing Date, among James River Coal Company, as issuer of the Notes, the Initial Subsidiary Guarantors, as guarantors, and U.S. Bank, National Association, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “—Definitions.” We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this prospectus forms a part. For purposes of this “Description of the Notes,” the term “Issuer” means James River Coal Company and its successors under the Indenture, excluding its subsidiaries. We refer to each of James River Coal Company and each Subsidiary Guarantor individually as an “Obligor” and to James River Coal Company and all Subsidiary Guarantors collectively as “Obligors.”

General

The Notes will be general senior unsecured obligations of James River Coal Company, initially limited to $150.0 million aggregate principal amount. The Notes will mature on June 1, 2012. Subject to the covenants described below under “—Covenants” and applicable law, James River Coal Company may issue additional Notes (“Additional Notes”) under the Indenture. The Notes offered hereby and any Additional Notes would be treated as a single class for all purposes under the Indenture.

Each Note will initially bear interest at the rate per annum shown on the cover page of this prospectus from the Closing Date or from the most recent interest payment date to which interest has been paid. Interest on the Notes will be payable semiannually on and of each year, commencing December 1, 2005. Interest will be paid to Holders of record at the close of business on the or immediately preceding the interest payment date. Interest is computed on the basis of a 360-day year of twelve 30-day months.

The Notes may be exchanged or transferred at the office or agency of James River Coal Company in The Borough of Manhattan, The City of New York. Initially, the corporate trust office of the Trustee at 100 Wall Street, Suite 1600, New York, New York 10005 will serve as such office. If you give James River Coal Company wire transfer instructions, James River Coal Company will pay all principal, premium and interest on your Notes in accordance with your instructions. If you do not give James River Coal Company wire transfer instructions, payments of principal, premium and interest will be made at the office or agency of the paying agent which will initially be the Trustee, unless James River Coal Company elects to make interest payments by check mailed to the Holders.

The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and multiples of $1,000. See “—Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of Notes, but James River Coal Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Optional Redemption

The Issuer may redeem the Notes, in whole or in part, at any time on or after June 1, 2009. The redemption price for the Notes (expressed as a percentage of principal amount) will be as follows, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on June 1 of any year set forth below:

Year	Redemption Price
2009	104.688%
2010	102.344%
2011 and thereafter	100.000%

In addition, at any time prior to June 1, 2008 the Issuer may redeem up to 35% of the principal amount of the Notes with the Net Cash Proceeds of a Public Equity Offering conducted after the Issue Date at a redemption price (expressed as a percentage of principal amount) of 109.375%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the Notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such Public Equity Offering.

The Issuer will give not less than 30 days’ nor more than 60 days’ notice of any redemption. If less than all of the Notes are to be redeemed, selection of the Notes for redemption will be made by the Trustee:

•	in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or

•	if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

However, no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note.

Guarantees

Payment of the principal of, premium, if any, and interest on the Notes will be Guaranteed, jointly and severally, on an unsecured unsubordinated basis by each Restricted Subsidiary (other than a Foreign Subsidiary) existing on the Closing Date. In addition, each future Restricted Subsidiary (other than a Foreign Subsidiary), including Triad Mining, Inc. (“Triad”) and its subsidiaries upon consummation of the Triad Acquisition, will Guarantee the payment of the principal of, premium if any, and interest on the Notes.

The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable Federal or state laws. Each Subsidiary Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Subsidiary Guarantor or the Issuer, as the case may be.

The Note Guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged upon (1) any sale, exchange or transfer to any Person (other than an Affiliate of the Issuer) of all of the Capital Stock of such Subsidiary Guarantor or (2) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in each case, in compliance with the terms of the Indenture.

Ranking

The Notes will:

•	be general senior unsecured obligations of the Issuer;

•	rank equal in right of payment with all existing and future unsubordinated indebtedness of the Issuer;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Issuer;

•	be effectively junior to all of the obligations, including trade payables, of the Subsidiaries of the Issuer (other than Subsidiary Guarantors); and

•	be effectively subordinated to all secured indebtedness of the Issuer to the extent of the value of the assets securing such indebtedness, including indebtedness outstanding under the Credit Agreement.

The Note Guarantees will:

•	be general senior unsecured obligations of the Subsidiary Guarantors;

•	rank equal in right of payment with all existing and future unsubordinated indebtedness of the Subsidiary Guarantors;

•	rank senior in right of payment with all existing and future subordinated indebtedness of the Subsidiary Guarantors; and

•	be effectively subordinated to all secured indebtedness of the Subsidiary Guarantors to the extent of the value of the assets securing such indebtedness including guarantees of indebtedness outstanding under the Credit Agreement.

Assuming the offering, our concurrent offering of common stock, the Triad Acquisition, our entering into the Credit Agreement and the refinancing of the Senior Secured Credit Facility and the Term Credit Facility had been completed as of March 31, 2005, the Issuer and the Initial Subsidiary Guarantors would have had $0.9 million of consolidated indebtedness outstanding other than the Notes, all of which would have been secured indebtedness. The Senior Secured Credit Facility and the Term Credit Facility are secured, and the Credit Agreement will be secured, by substantially all of the assets of the Issuer and its Subsidiaries and guaranteed by each of the Initial Subsidiary Guarantors. The Notes will be effectively subordinated to such indebtedness to the extent of such security interests.

Sinking Fund

There will be no sinking fund payments for the Notes.

Covenants

Overview

In the Indenture, the Issuer will agree to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional debt and issue preferred stock;

•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	issue guarantees;

•	sell or exchange assets;

•	enter into transactions with shareholders and affiliates;

•	create liens;

•	engage in unrelated businesses; and

•	effect mergers.

In addition, if a Change of Control occurs, each Holder of Notes will have the right to require the Issuer to repurchase all or a part of the Holder’s Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

Limitation on Indebtedness and Issuance of Preferred Stock

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Note Guarantees and other Indebtedness existing on the Closing Date) and the Issuer will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that the Issuer or any Subsidiary Guarantor may Incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary may incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue preferred stock if, after giving effect to the Incurrence of such Indebtedness or issuance of preferred stock and the receipt and application of the proceeds therefrom, the Fixed Charge Coverage Ratio would be greater than 2.25:1.0.

Notwithstanding the foregoing, the Issuer and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

(1)	the incurrence by the Issuer and any Subsidiary Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer thereunder) (together with refinancings thereof) not to exceed $125.0 million less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant;

(2)	Indebtedness owed (A) to the Issuer or any Subsidiary Guarantor evidenced by an unsubordinated promissory note or (B) to any other Restricted Subsidiary; provided that (x) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2) and (y) if the Issuer or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated in right of payment to the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Subsidiary Guarantor;

(3)	Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clauses (1), (2), (5), (6) and (7) and any refinancings thereof) in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that (a) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or the Note Guarantee shall only be permitted under this clause (3) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or the Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or the Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantee, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded and (c) such new Indebtedness is Incurred by the Issuer or a Subsidiary

Guarantor or by the Restricted Subsidiary that is the obligor on the Indebtedness to be refinanced or refunded;

(4)	Indebtedness of the Issuer, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under “Defeasance” or “—Satisfaction and Discharge”;

(5)	Guarantees of the Notes and Guarantees of Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer by any other Restricted Subsidiary of the Issuer; provided the Guarantee of such Indebtedness is permitted by and made in accordance with the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant;

(6)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(7)	obligations under (a) Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Issuer or a Restricted Subsidiary pursuant to the Indenture and (b) Commodity Agreements and Currency Agreements entered into by the Issuer or a Restricted Subsidiary in the ordinary course of the financial management of the Issuer or such Restricted Subsidiary and not for speculative purposes;

(8)	Acquired Indebtedness; provided, however, that on the date of such acquisition and after giving effect thereto, the Issuer would have been able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of part (a) of this covenant;

(9)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers’ acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees (including without limitation, performance guarantees pursuant to coal supply agreements or equipment leases), or other similar obligations in the ordinary course of business; and

(10)	additional Indebtedness of the Issuer (in addition to Indebtedness permitted under clauses (1) through (9) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $10.0 million, less any amount of such Indebtedness permanently repaid as provided under the “Limitation on Asset Sales” covenant.

(b)	Notwithstanding any other provision of this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(c)	For purposes of determining any particular amount of Indebtedness under this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, (x) Indebtedness outstanding under the Credit Agreement on the Closing Date shall be treated as Incurred pursuant to clause (1) of the second paragraph of part (a) of this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, (y) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (z) any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant shall not be treated as Indebtedness. For purposes of determining compliance with this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above other than Indebtedness referred to in clause (x) of the preceding sentence, including under the first paragraph of clause (a), the Issuer, in its sole discretion, may classify, and from time to time may reclassify, such item of Indebtedness.

(d)	The Obligors will not Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness unless such Indebtedness is also subordinate in right of payment to the Notes (in the case of the Issuer) or the Note Guarantees (in the case of any Subsidiary Guarantor), in each case, to the same extent.

Limitation on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on common stock of Restricted Subsidiaries (other than Subsidiary Guarantors) held by minority stockholders) held by Persons other than the Issuer or any of its Restricted Subsidiaries, (2) purchase, call for redemption or redeem, retire or otherwise acquire for value any shares of Capital Stock (including options, warrants or other rights to acquire such shares of Capital Stock) of (A) the Issuer or any Subsidiary Guarantor held by any Person or (B) a Restricted Subsidiary other than a Subsidiary Guarantor held by any Affiliate of the Issuer (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Issuer, (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Issuer that is subordinated in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee or (4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively “Restricted Payments”) if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)	a Default or Event of Default shall have occurred and be continuing,

(B)	the Issuer could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, or

(C)	the aggregate amount of all Restricted Payments made after the Closing Date would exceed the sum of:

(i)	50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee, plus

(ii)	the aggregate Net Cash Proceeds received by the Issuer after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Issuer, including an issuance or sale permitted by the Indenture of Indebtedness of the Issuer for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Issuer, or from the issuance to a Person who is not a Subsidiary of the Issuer of any options, warrants or other rights to acquire Capital Stock of the Issuer (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus

(iii)	an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case, to the Issuer or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), from the release of any Guarantee or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by the Issuer or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The foregoing provision shall not be violated by reason of:

(1)	the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

(2)	the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee, including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant;

(3)	the repurchase, redemption or other acquisition of Capital Stock of the Issuer or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Issuer (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(4)	the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness which is subordinated in right of payment to the Notes or any Note Guarantee in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Issuer (or options, warrants or other rights to acquire such Capital Stock); provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

(5)	payments or distributions to dissenting stockholders required by applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Issuer that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Issuer;

(6)	Investments acquired as a capital contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of the Issuer;

(7)	the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof; or

(8)	Restricted Payments in an aggregate amount which, when taken together with all Restricted Payments made pursuant to this clause (8), do not exceed $10.0 million;

provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) or (7) thereof or an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof or an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (6) thereof) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this “Limitation on Restricted Payments” covenant have been met with respect to any subsequent Restricted Payments, and the Net Cash Proceeds from any issuance of Capital Stock referred to in clause (3), (4) or (6) shall not be included in such calculation. In the event the proceeds of an issuance of Capital Stock of the Issuer are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes or any Note Guarantee, then the Net Cash Proceeds of such issuance shall be included in clause

(C) of the first paragraph of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “Limitation on Restricted Payments” covenant, the Issuer, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Issuer or any other Restricted Subsidiary, (2) repay any Indebtedness owed to the Issuer or any other Restricted Subsidiary, (3) make loans or advances to the Issuer or any other Restricted Subsidiary or (4) transfer any of its property or assets to the Issuer or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)	existing on the Closing Date in the Credit Agreement, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2)	existing under or by reason of applicable law;

(3)	with respect to any Person or the property or assets of such Person acquired by the Issuer or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(4)	in the case of clause (4) of the first paragraph of this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

(C)	arising or agreed to in the normal course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary in any manner material to the Issuer or any Restricted Subsidiary;

(5)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; and

(6)	arising from customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business.

Nothing contained in this “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Issuer or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of the Issuer or any of its Restricted Subsidiaries that secure Indebtedness of the Issuer or any of its Restricted Subsidiaries.

Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Issuer will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(1)	to the Issuer or a Wholly Owned Restricted Subsidiary;

(2)	issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

(3)	if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale; or

(4)	sales of common stock (including options, warrants or other rights to purchase shares of such common stock) of a Restricted Subsidiary, provided that the Issuer or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with the “Limitation on Asset Sales” covenant.

Limitation on Issuance of Guarantees by Restricted Subsidiaries

The Issuer will cause each Restricted Subsidiary other than a Foreign Subsidiary to execute and deliver a supplemental indenture to the Indenture providing for a Guarantee (a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary.

The Issuer will not permit any Restricted Subsidiary which is not a Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness (“Guaranteed Indebtedness”) of the Issuer or any other Restricted Subsidiary (other than a Foreign Subsidiary), unless (a) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (also a “Subsidiary Guarantee”) of payment of the Notes by such Restricted Subsidiary and (b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the Notes have been paid in full.

If the Guaranteed Indebtedness is (A) pari passu in right of payment with the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be pari passu in right of payment with, or subordinated to, the Subsidiary Guarantee or (B) subordinated in right of payment to the Notes or any Note Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Note Guarantee.

Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1)	any sale, exchange or transfer, to any Person not an Affiliate of the Issuer, of all of the Issuer’s and each Restricted Subsidiary’s Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or upon the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture; or

(2)	the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Shareholders and Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Issuer or with any Affiliate of the Issuer or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Issuer or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation does not limit, and shall not apply to:

(1)	transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Issuer or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view;

(2)	any transaction solely between the Issuer and any of its Restricted Subsidiaries or solely among Restricted Subsidiaries;

(3)	the payment of reasonable and customary regular fees to officers, directors, employees or consultants of the Issuer or any of its Restricted Subsidiaries and indemnification arrangements entered into by the Issuer consistent with past practices of the Issuer;

(4)	any payments or other transactions pursuant to any tax-sharing agreement between the Issuer and any other Person with which the Issuer files a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes;

(5)	any sale of shares of Capital Stock (other than Disqualified Stock) of the Issuer;

(6)	any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant; and

(7)	any agreement as in effect or entered into as of the Closing Date (as disclosed in this prospectus) or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) and any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Closing Date.

Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this “Limitation on Transactions with Shareholders and Affiliates” covenant and not covered by clauses (2) through (7) of this paragraph, (a) the aggregate amount of which exceeds $2.0 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $15.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

Limitation on Liens

The Issuer will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including any shares of Capital Stock or Indebtedness of any Restricted Subsidiary), without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

The foregoing limitation does not apply to:

(1)	Liens existing on the Closing Date, including Liens securing obligations under the Credit Agreement;

(2)	Liens granted on or after the Closing Date on any assets or Capital Stock of the Issuer or its Restricted Subsidiaries created in favor of the Holders;

(3)	Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Issuer or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Issuer or such other Wholly Owned Restricted Subsidiary;

(4)	Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant; provided that such Liens do not extend to or cover any property or assets of the Issuer or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(5)	Liens to secure Indebtedness under clause (1) of the second paragraph of part (a) of the “Limitation of Indebtedness and Issuance of Preferred Stock” covenant;

(6)	Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

(7)	Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case, to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose; or

(8)	Permitted Liens.

Limitation on Sale and Leaseback Transactions

The Issuer will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any of its assets or properties whether now owned or hereafter acquired; provided, however, that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(a)	the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property so sold or otherwise transferred, as determined by a resolution of the Board of Directors;

(b)	the Issuer or such Restricted Subsidiary, as applicable, would be permitted to grant a Lien to secure Indebtedness under the “Limitation on Liens” covenant in the amount of the Attributable Debt in respect of such Sale Leaseback Transaction;

(c)	prior to and after giving effect to the Attributable Debt in respect of such Sale and Leaseback Transaction, the Issuer and such Restricted Subsidiary comply with the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant; and

(d)	the Issuer or such Restricted Subsidiary applies the proceeds received from such sale in accordance with the “Limitation on Asset Sales” covenant.

Limitation on Asset Sales

The Issuer will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (1) the consideration received by the Issuer or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75% of the consideration received consists of (a) cash or Temporary Cash Investments, (b) the assumption of unsubordinated Indebtedness of the Issuer or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to the Issuer or any Affiliate of the Issuer), provided that the Issuer, such Subsidiary Guarantor or such other Restricted Subsidiary is irrevocably and unconditionally released in writing from all liability under such Indebtedness, or (c) Replacement Assets.

The Issuer will, or will cause the relevant Restricted Subsidiary to:

(1)	within 12 months after the date of receipt of any Net Cash Proceeds from an Asset Sale,

(A)	apply an amount equal to such Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Issuer or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary, in each case, owing to a Person other than the Issuer or any Affiliate of the Issuer, or

(B)	invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement) in Replacement Assets, and

(2)	apply (no later than the end of the 12-month period referred to in clause (1)) any excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraphs of this “Limitation on Asset Sales” covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period (or, if later, 90 days after the execution of any agreement with respect to such application, which agreement is signed within 12 months of the date of the receipt of such Net Cash Proceeds) shall constitute “Excess Proceeds.”

If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant totals at least $15.0 million, the Issuer must commence, not later than the fifteenth business day of such month, and consummate an Offer to Purchase from the Holders (and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date. To the extent that any Excess Proceeds remain after consummation of an Offer to Purchase pursuant to this “Limitation on Asset Sales” covenant, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture and the amount of Excess Proceeds shall be reset to zero.

Limitation on Business Activities

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business.

Repurchase of Notes upon a Change of Control

The Issuer must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

There can be no assurance that the Issuer will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be required by the terms of any other securities or indebtedness of the Issuer which might be outstanding at the time).

The above covenant requiring the Issuer to repurchase the Notes will, unless consents are obtained, require the Issuer to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

The Issuer will not be required to make an Offer to Purchase upon the occurrence of a Change of Control if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such offer to purchase.

SEC Reports and Reports to Holders

Whether or not the Issuer is then required to file reports with the SEC, the Issuer shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. The Issuer shall supply to the Trustee and to each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

Events of Default

The following events will be defined as “Events of Default” in the Indenture:

(a)	default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)	default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c)	default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Issuer or any Subsidiary Guarantor or the failure by the Issuer to make or consummate an Offer to Purchase in accordance with the provisions under the caption “—Covenants—Limitation on Asset Sales” or “Repurchase of Notes upon a Change of Control”;

(d)	the Issuer or any Subsidiary Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)	there occurs with respect to any issue or issues of Indebtedness of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $10.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)	any final judgment or order (not covered by insurance) for the payment of money in excess of $10.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Issuer, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)	a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

(h)	the Issuer, any Subsidiary Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or for all or substantially all of the property and assets of the Issuer, any Subsidiary Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(i)	any Subsidiary Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect and such default continues for 10 days.

If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to the Issuer, any Subsidiary Guarantor or any Significant Subsidiary) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Issuer, the relevant Subsidiary Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Issuer, any Subsidiary Guarantor or any Significant Subsidiary, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Issuer and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and accrued interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “—Modification and Waiver.”

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of or premium, if any, or interest on, such Note, or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

Officers of the Issuer must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Issuer and its Restricted Subsidiaries and the Issuer’s and its Restricted Subsidiaries’ performance under the Indenture and that the Issuer and its Restricted Subsidiaries have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. the Issuer will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

The Issuer will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1)	it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the “Surviving Person”) shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the Issuer’s obligations under the Indenture and the Notes;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction on a pro forma basis, the Issuer (or the Surviving Person, if applicable) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Issuer immediately prior to such transaction;

(4)	immediately after giving effect to such transaction on a pro forma basis the Issuer (or the Surviving Person, if applicable) could Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant; provided that this clause (4) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of the Issuer if all Liens and Indebtedness of the Issuer (or the Surviving Person), together with the Restricted Subsidiaries of such Person, outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of such Person and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture;

(5)	each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which the Issuer has entered into a transaction under this “Consolidation, Merger and Sale of Assets” section, shall have, by supplemental indenture amending its Note Guarantee, confirmed that its Note Guarantee shall apply to the obligations of the Issuer or the Surviving Person in accordance with the Notes and the Indenture; and

(6)	the Issuer will have delivered to the Trustee an officers’ certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and (4) of this paragraph) and an opinion of counsel, each stating that such transaction and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indenture is enforceable;

provided, however, that clauses (3) and (4) above do not apply if, in the good faith determination of the Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Issuer and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

No Subsidiary Guarantor will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

(1)	it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of such Subsidiary Guarantor’s obligations under its Note Guarantee;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(3)	the Issuer will have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and such supplemental indenture comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indenture is enforceable.

The foregoing requirements of this paragraph shall not apply to a consolidation or merger of any Subsidiary Guarantor with and into the Issuer or any other Subsidiary Guarantor, so long as the Issuer or such Subsidiary Guarantor survives such consolidation or merger.

Defeasance

Defeasance and Discharge. The Indenture will provide that the Issuer will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A)	the Issuer has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes;

(B)	the Issuer has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Issuer’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(C)	immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and

(D)	if at such time the Notes are listed on a national securities exchange, the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (3) and (4) of the first paragraph under “—Consolidation, Merger and Sale of Assets” and all the covenants described herein under “—Covenants,” and clause (c) under “Events of Default” with respect to such clauses (3) and (4) of the first paragraph under “—Consolidation, Merger and Sale of Assets,” clause (d) under “Events of Default” with respect to such other covenants and clauses (e) and (f) under “Events of Default” shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by the Issuer to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default. In the event that the Issuer exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Issuer will remain liable for such payments and the Issuer’s obligations or any Subsidiary Guarantor’s Note Guarantee with respect to such payments will remain in effect.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding notes when:

(1)	either:

(A)	all of the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust by the Issuer and thereafter repaid to the Issuer) have been delivered to the Trustee for cancellation or

(B)	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable pursuant to an optional redemption notice or otherwise or will become due and payable within one year, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; and

(2)	the Issuer has paid all other sums payable under the Indenture by the Issuer.

The Trustee will acknowledge the satisfaction and discharge of the Indenture if the Issuer has delivered to the Trustee an Officers’ Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification and Waiver

The Indenture may be amended, without the consent of any Holder, to:

(1)	cure any ambiguity, defect or inconsistency in the Indenture;

(2)	comply with the provisions described under “Consolidation, Merger and Sale of Assets” or “Limitation on Issuance of Guarantees by Restricted Subsidiaries”;

(3)	evidence and provide for the acceptance of appointment by a successor Trustee;

(4)	to add a Subsidiary Guarantor; or

(5)	make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any Holder.

Modifications and amendments of the Indenture may be made by the Issuer, the Subsidiary Guarantors and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(2)	reduce the principal amount of, or premium, if any, or interest on, any Note;

(3)	change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption “—Optional Redemption”;

(4)	change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

(5)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

(6)	waive a default in the payment of principal of, premium, if any, or interest on the Notes;

(7)	release any Subsidiary Guarantor from its Note Guarantee, except as provided in the Indenture;

(8)	amend or modify any of the provisions of the Indenture in any manner which subordinates the Notes issued thereunder in right of payment to any other Indebtedness of the Issuer or which subordinates any Note Guarantee in right of payment to any other Indebtedness of the Subsidiary Guarantor issuing any such Note Guarantee; or

(9)	reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of any Obligor in the Indenture, or in any of the Notes or Note Guarantees or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Issuer or any Subsidiary Guarantor or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Issuer or any Subsidiary Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

The Depository Trust Company (or “DTC”), New York, NY, will act as securities depository for the Notes. The Notes will be issued as fully registered Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

Beneficial interests in the Notes will be shown on, and transfers thereof will be affected only through, records maintained by DTC and its direct and indirect participants. Investors may elect to hold interests in the Notes through DTC if they are participants in the DTC system, or indirectly through organizations which are participants in the DTC system.

DTC has informed us that DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, which eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (a “Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmations from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes except in the event that use of the book-entry system for the Notes is discontinued. As a result, the ability of a person having a beneficial interest in the Notes to pledge such interest to persons or entities that do not participate in the DTC system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. In addition, the laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the global notes will be limited to such extent.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and another communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments of principal, interest and premium, if any, on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participant and not of DTC, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility and disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Investors electing to hold their Notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC effected in U.S. dollars.

Secondary market sales of book-entry interests in the Notes between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations in DTC’s Settlement System.

If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by us within 90 days, we will issue individual Notes in exchange for the Global Security representing such Notes. In addition, we may, at any time and in our sole discretion, determine not to have the Notes represented by one or more Global Securities and, in such event, will issue individual Notes in exchange for the Global Security or Securities representing the Notes. Individual Notes will be issued in denominations of $1,000 and integral multiples thereof.

We will not have any responsibility or obligation to participants in the DTC system or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the Notes, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the beneficial owners of the Notes.

The information in this section concerning DTC and its book-entry systems has been obtained from sources that we believe to be reliable. Neither we, the trustee nor the underwriter, dealers or agents are responsible for the accuracy or completeness of this information.

Definitions

Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for other capitalized terms used in this “Description of the Notes” for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary assumed in connection with an Asset Acquisition by such Restricted Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary or such Asset Acquisition.

“Adjusted Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Issuer and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

(1)	the net income (or loss) of any Person that is not a Restricted Subsidiary, except that, subject to the exclusion contained in clause (4) below, the Issuer’s equity in the net income (or loss) of any such Person for such period shall be included in such Adjusted Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below);

(2)	solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant, the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Issuer or any of its Restricted Subsidiaries;

(3)	the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(4)	any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of the Issuer and its Restricted Subsidiaries;

(5)	solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the “Limitation on Restricted Payments” covenant, any amount paid or accrued as dividends on preferred stock of the Issuer owned by Persons other than the Issuer and any of its Restricted Subsidiaries;

(6)	all extraordinary gains or, solely for purposes of calculating the Fixed Charge Coverage Ratio, extraordinary losses;

(7)	the cumulative effect of a change in accounting principles; and

(8)	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued).

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Acquisition” means (1) an investment by the Issuer or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Issuer or any of its Restricted Subsidiaries or (2) an acquisition by the Issuer or any of its Restricted Subsidiaries of the property and assets of any Person other than the Issuer or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person.

“Asset Disposition” means the sale or other disposition by the Issuer or any of its Restricted Subsidiaries of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary or (2) all or substantially all of the assets that constitute a division or line of business of the Issuer or any of its Restricted Subsidiaries.

“Asset Sale” means any sale, transfer or other disposition (including by way of merger or consolidation or Sale Leaseback Transaction) in one transaction or a series of related transactions by the Issuer or any of its Restricted Subsidiaries to any Person other than the Issuer or any of its Restricted Subsidiaries of:

(1)	all or any of the Capital Stock of any Restricted Subsidiary,

(2)	all or substantially all of the property and assets of an operating unit or business of the Issuer or any of its Restricted Subsidiaries, or

(3)	any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Issuer or any of its Restricted Subsidiaries outside the ordinary course of business of the Issuer or such Restricted Subsidiary, and

(4)	in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Issuer; provided that “Asset Sale” shall not include:

(a)	sales or other dispositions of inventory, receivables and other current assets,

(b)	sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the “Limitation on Restricted Payments” covenant,

(c)	sales, transfers or other dispositions of assets with a fair market value not in excess of $3.0 million in any transaction or series of related transactions,

(d)	any sale, transfer, assignment or other disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Issuer or its Restricted Subsidiaries, or

(e)	sales or grants of licenses to use the Issuer’s or any Restricted Subsidiary’s patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Average Life” means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

“Board of Directors” means, with respect to any Person, the Board of Directors of such Person or any duly authorized committee of such Board of Directors. Unless otherwise indicated, the “Board of Directors” refers to the Board of Directors of the Issuer.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all common stock and preferred stock.

“Capitalized Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

“Capitalized Lease Obligations” means the discounted present value of the rental obligations under a Capitalized Lease.

“Change of Control” means such time as:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any “person” (within the meaning of Section 13(d) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of the Issuer;

(3)	a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Issuer on a fully diluted basis;

(4)	individuals who on the Closing Date constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Issuer’s stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or

(5)	the Issuer consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Issuer or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (a) the Voting Stock of the Issuer outstanding immediately prior to such transaction is converted into or exchanged for (or continues as) Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (b) immediately after such transaction, no “person” or “group” (as defined above), becomes the ultimate beneficial owner (as defined above) of 35% or more of the voting power of the Voting Stock of the surviving or transferee Person.

“Closing Date” means the date on which the Notes are originally issued under the Indenture.

“Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Consolidated EBITDA” means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

(1)	Fixed Charges,

(2)	income taxes,

(3)	depreciation expense,

(4)	amortization expense, and

(5)	all other non-cash items (including non-cash asset impairment charges) reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Issuer and its Restricted Subsidiaries in conformity with GAAP;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Issuer or any of its Restricted Subsidiaries.

Notwithstanding the foregoing, Fixed Charges, income taxes, depreciation expense, amortization expense and non-cash items of a Restricted Subsidiary shall be added to Adjusted Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income of that Restricted Subsidiary was included in calculating Adjusted Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Issuer by that Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Issuer or any of its Restricted Subsidiaries); imputed interest with respect to Attributable Debt; and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, in each case, accrued or scheduled to be paid or to be accrued by the Issuer and its Restricted Subsidiaries during such period; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

“Consolidated Net Worth” means, at any date of determination, stockholders’ equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Issuer and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), plus, to the extent not included, any preferred stock of the Issuer, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital

Stock of the Issuer or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

“Credit Agreement” means the credit agreement expected to be entered into on the Closing Date by and among the Issuer, certain of its Subsidiaries, the lenders referred to therein, PNC Bank, National Association, as administrative agent, and Morgan Stanley Senior Funding, Inc., as syndication agent, providing for up to $100.0 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, with respect to the Issuer and its Restricted Subsidiaries, one or more debt facilities (including the Credit Agreement), commercial paper facilities, or indentures providing for revolving credit loans, term, loans, notes or other financings or letters of credit, or other credit facilities, in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the date that is 91 days after the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the date that is 91 days after the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the date that is 91 days after the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the date that is 91 days after the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Issuer’s repurchase of such Notes as are required to be repurchased pursuant to the “Limitation on Asset Sales” and “Repurchase of Notes upon a Change of Control” covenants.

“Domestic Subsidiary” means any Subsidiary of the Issuer that is not Foreign Subsidiary.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

“Fixed Charge Coverage Ratio” means, for any Person on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the “Four Quarter Period”) to (2) the aggregate Fixed Charges during such Four Quarter Period. In making the foregoing calculation:

(A)	pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the “Reference Period”) commencing on the first day of the Four Quarter Period and ending on the Transaction Date, in each case, as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B)	Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such

Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C)	pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D)	pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Issuer or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this paragraph requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense plus

(2)	the product of (x) the amount of all dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries (other than dividends payable solely in Capital Stock of such Person or such Restricted Subsidiary (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal, as determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Subsidiary of the Issuer that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Closing Date as determined by the Public Company Accounting Oversight Board. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the offering of the Notes and (2) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the normal course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the normal course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Holder” means a holder of any Notes.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such

Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness (to the extent provided for when the Indebtedness on which such interest is paid was originally issued) shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the normal course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)	all Capitalized Lease Obligations and Attributable Debt;

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)	to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed solely to protect the Issuer or its Restricted Subsidiaries against fluctuations in commodity prices, foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder); and

(9)	all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that:

(A)	the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP;

(B)	money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest; and

(C)	Indebtedness shall not include:

(i)	any liability for federal, state, local or other taxes,

(ii)	performance, surety or appeal bonds provided in the normal course of business, or

(iii)	agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Issuer or any of its Restricted Subsidiaries pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not to exceed the gross proceeds actually received by the Issuer or any Restricted Subsidiary in connection with such disposition.

“Initial Subsidiary Guarantors” means each Restricted Subsidiary of the Issuer (other than a Foreign Subsidiary) on the Closing Date.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Issuer or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by the Issuer or any of its Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (3) or (4) of the “Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries” covenant. For purposes of the definition of “Unrestricted Subsidiary” and the “Limitation on Restricted Payments” covenant, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event the Issuer or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, provided the Net Cash Proceeds are applied in accordance with the “Limitation on Asset Sales” covenant.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(a)	with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(1)	brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

(2)	provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Issuer and its Restricted Subsidiaries, taken as a whole;

(3)	payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such sale; and

(4)	appropriate amounts to be provided by the Issuer or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

(b)	with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Note Guarantee” means any Guarantee of the obligations of the Issuer under the Indenture and the Notes by any Subsidiary Guarantor.

“Offer to Purchase” means an offer to purchase Notes by the Issuer from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1)	the provision of the Indenture pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

(2)	the purchase price and the date of purchase, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Payment Date”);

(3)	that any Note not tendered will continue to accrue interest pursuant to its terms;

(4)	that, unless the Issuer defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5)	that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date;

(6)	that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(7)	that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000.

On the Payment Date, the Issuer shall (a) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers’ Certificate specifying the Notes or portions thereof accepted for payment by the Issuer. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000. The Issuer will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Issuer will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent such laws and regulations are applicable, in the event that the Issuer is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the

Indenture relating to an Offer to Purchase, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of the Indenture by virtue of such conflict.

“Permitted Business” means the business of the Issuer and its Subsidiaries engaged in on the Closing Date and any other activities that are related, ancillary or complementary to such business, including, without limitation, the operation of natural gas wells, natural gas removal, other natural resource removal businesses, or other businesses related to the energy and electricity generation businesses.

“Permitted Investment” means:

(1)	an Investment in the Issuer or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, the Issuer or a Restricted Subsidiary;

(2)	Temporary Cash Investments;

(3)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4)	stock, obligations or securities received in satisfaction of judgments;

(5)	an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(6)	Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect the Issuer or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(7)	loans and advances to employees and officers of the Issuer and its Restricted Subsidiaries made in the ordinary course of business for bona fide business purposes and in accordance with applicable law not to exceed $1.0 million in the aggregate at any one time outstanding;

(8)	Investments in securities of trade creditors or customers received

(a)	pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers, or

(b)	in settlement of delinquent obligations of, and other disputes with, customers, suppliers and others, in each case arising in the ordinary course of business or otherwise in satisfaction of a judgment;

(9)	Investments made by the Issuer or its Restricted Subsidiaries consisting of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant;

(10)	Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Issuer or at the time such Person merges or consolidates with the Issuer or any of its Restricted Subsidiaries, in either case, in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Issuer or such merger or consolidation;

(11)	repurchases of the Notes; and

(12)	additional Investments in an aggregate amount which, together with the aggregate principal amount of all other Investments made pursuant to this clause (12) that are then outstanding, does not exceed 5% of Total Tangible Assets.

“Permitted Liens” means:

(1)	Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(2)	statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(4)	Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(5)	easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Issuer or any of its Restricted Subsidiaries;

(6)	leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer and its Restricted Subsidiaries, taken as a whole;

(7)	Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Issuer or its Restricted Subsidiaries relating to such property or assets;

(8)	any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

(9)	Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(10)	Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Issuer or any Restricted Subsidiary other than the property or assets acquired;

(11)	Liens in favor of the Issuer or any Restricted Subsidiary;

(12)	Liens arising from the rendering of a final judgment or order against the Issuer or any Restricted Subsidiary that does not give rise to an Event of Default;

(13)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(14)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(15)	Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements, Currency Agreements or Commodity Agreements designed solely to protect the Issuer or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(16)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Issuer and its Restricted Subsidiaries prior to the Closing Date;

(17)	Liens on shares of Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary;

(18)	Liens on or sales of receivables; and

(19)	Liens securing Indebtedness of the Issuer or a Restricted Subsidiary in an aggregate principal amount which, together with the aggregate principal amount of all other Indebtedness secured by Liens incurred pursuant to this clause (19), does not exceed the greater of (a) $10.0 million and (b) 2.5% of Total Tangible Assets.

“Public Equity Offering” means an underwritten primary public offering of common stock of the Issuer pursuant to an effective registration statement under the Securities Act.

“Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in a Permitted Business (or an Investment in a Permitted Business).

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

“Sale and Leaseback Transaction” means a transaction whereby a Person sells or otherwise transfers assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or otherwise transferred.

“SEC” means the United States Securities and Exchange Commission or any successor agency.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of the Issuer, accounted for more than 10% of the consolidated revenues of the Issuer and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Issuer and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Issuer for such fiscal year.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Subsidiary Guarantor” means any Initial Subsidiary Guarantor and any other Restricted Subsidiary of the Issuer which provides a Note Guarantee of the Issuer’s obligations under the Indenture and the Notes pursuant to the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant or otherwise.

“Temporary Cash Investment” means any of the following:

(1)	direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, in each case, maturing within one year unless such obligations are deposited by the Issuer (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

(2)	time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

(4)	commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Issuer) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(5)	securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or Moody’s; and

(6)	any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above.

“Total Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Issuer and its consolidated Restricted Subsidiaries as the total assets (less accumulated depreciation, depletion and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Issuer and its Restricted Subsidiaries, after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of (without duplication):

(1)	the excess of cost over fair market value of assets or businesses acquired;

(2)	any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of the Issuer immediately preceding such date of determination as a result of a change in the method of valuation in accordance with GAAP;

(3)	unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(4)	minority interests in consolidated Subsidiaries held by Persons other than the Issuer or any Restricted Subsidiary;

(5)	treasury stock;

(6)	cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock; and

(7)	Investments in and assets of Unrestricted Subsidiaries.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Date” means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Unrestricted Subsidiary” means (1) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Issuer or any Restricted Subsidiary; provided that (A) any Guarantee by the Issuer or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by the Issuer or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the “Limitation on Indebtedness and Issuance of Preferred Stock” and “Limitation on Restricted

Payments” covenants. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the Issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Wholly Owned” means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director’s qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF OTHER INDEBTEDNESS

Description of Proposed New Senior Secured Credit Facility

Concurrently with this offering, we expect to enter into a credit agreement with PNC Bank, National Association, as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, and the lenders referred to therein that will provide senior secured credit facilities consisting of a $75.0 million synthetic letter of credit facility and a $25.0 million revolving credit facility (a portion of which will be available in the form of letters of credit). The commitments of the lenders to provide the senior facilities are subject to numerous conditions, including the consummation of the Triad Acquisition. The senior secured credit facilities also provide that we may increase the size of the revolving credit facility, on substantially the same terms, by an aggregate amount not to exceed $25.0 million, subject to obtaining additional commitments from the same or other lenders. The following is a summary description of the principal terms of the senior facilities and is subject to and qualified in its entirety by reference to the credit agreement.

The synthetic letter of credit facility will mature on the six and a half year anniversary of the facility and the revolving credit facility will mature on the fifth anniversary of the facility. Each of the senior facilities will require mandatory repayments and prepayments, as applicable, in the following amounts: 50% of the net proceeds of any sale or issuance of equity securities and 100% of the net proceeds of any incurrence of certain indebtedness, in each case by us or by any of our subsidiaries, and 100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation) by us or any of our subsidiaries or any assets, subject to reinvestment rights and other limited exceptions. Voluntary prepayments of either senior facility will be permitted at any time, subject to certain notice requirements and to the cancellation, repayment or reimbursement, as the case may be, of any outstanding letters of credit under the senior facilities.

The proceeds of the revolving credit facility will be available solely for working capital needs and other general corporate purposes. The proceeds of the synthetic letter of credit facility will be deposited into a credit-linked certificate of deposit account maintained by PNC Bank, National Association. Such deposits will be used solely to support the issuance of letters of credit by PNC Bank, National Association (or a successor issuing bank), and will not constitute loans to us. Letters of credit will be available under the synthetic letter of credit facility and the revolving credit facility solely to satisfy performance and payment obligations incurred in the ordinary course of business by us and our subsidiaries.

The revolving credit facility will bear an interest rate per annum equal, at our option, to (i) an adjusted LIBOR plus or (ii) a rate equal to the greater of the administrative agent’s prime rate and the federal funds effective rate from time to time, or ABR, plus 0.50%, plus a specified percentage. Overdue principal, interest, fees and other amounts will bear interest, in the case of principal, at the otherwise applicable interest rate plus 2.00% per annum, and in the case of any other amount, at the interest rate applicable to ABR loans plus 2.00% per annum.

Under the synthetic letter of credit facility, a participation fee will accrue on the aggregate daily amount of the credit-linked deposits in the certificate of deposit account at a specified per annum rate and will be payable by us in arrears at the end of each quarter and upon termination of the synthetic letter of credit facility. In addition, on each date on which such participation fees are payable in respect of any period, we will pay to the administrative agent, for the account of the lenders under the synthetic letter of credit facility, a supplemental fee equal to the amount by which the amount of interest that would have accrued on the aggregate daily amount of the credit-linked deposits in the certificate of deposit account during such period at the one-month LIBOR calculated on the basis of a 360-day year exceeds the amount of interest payable on credit-linked deposits in the certificate of deposit account in respect of such period. Under the revolving credit facility, a participation fee will accrue on the aggregate face amount of letters of credit outstanding under the revolving credit facility at a per annum rate equal to the applicable spread over an adjusted LIBOR and will be payable in arrears at the end of each quarter and upon termination of the revolving credit facility.

The credit agreement will contain certain customary covenants restricting or limiting our ability and the ability of our subsidiaries to, among other things:

•	declare dividends or make other distributions on capital stock;

•	redeem and repurchase capital stock;

•	prepay, redeem and repurchase debt (other than loans under the senior secured credit facilities);

•	incur liens and sale-leaseback transactions;

•	make loans and investments;

•	incur debt and enter into hedging arrangements;

•	engage in mergers and other business combinations, recapitalizations, acquisitions and asset sales;

•	engage in transactions with affiliates;

•	alter the business that we conduct; and

•	amend debt and other material agreements.

The credit agreement will also contain customary affirmative covenants, including, without limitation, the maintenance of corporate existence and rights, performance of obligations, delivery of our audited annual consolidated financial statements and our unaudited quarterly consolidated financial statements and other financial information, delivery of periodic certifications and updates regarding the collateral and guarantees, delivery of notices of default, litigation, material adverse change and other matters, maintenance of properties in good working order, maintenance of satisfactory insurance, compliance with laws, inspection of books and properties, further assurances, payment of taxes and other obligations, and use of proceeds.

The credit agreement will contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other debt, bankruptcy and insolvency, material judgments, certain ERISA events, actual or asserted invalidity of any loan document, security interest guarantee or subordination provision, certain environmental claims and a change of control.

All of our obligations under each of the senior facilities will be unconditionally and irrevocably guaranteed by us and by each of our existing, and subsequently acquired or organized, direct and indirect domestic and, to the extent no adverse tax consequences to us would result, foreign subsidiaries. Each of the senior facilities will be secured by substantially all of our assets and the assets of our subsidiaries, including, without limitation, a perfected first-priority pledge of all the capital stock held by us or any of our subsidiaries, except that the pledge of the voting capital stock of a foreign subsidiary will be limited to 65% to the extent that the pledge of a greater amount would result in adverse tax consequences to us, of each existing and subsequently acquired or organized direct or indirect subsidiary of ours and perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of ours and of each subsidiary guarantor. A security interest in our leased coal reserves will be obtained through a lease-hold mortgage interest, to the extent consent of assignment is not required to perfect.

Once executed and effective, the senior facilities, including the terms and conditions described above, will be subject to modification, amendment and waiver by the parties thereto.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, $150 million aggregate principal amount of our notes.

Name	Principal Amount
Morgan Stanley & Co. Incorporated	$135,000,000
PNC Capital Markets, Inc.	15,000,000
Total	$150,000,000

The underwriters and the representative are referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus if any such notes are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer the notes directly to the public at the public offering price listed on the cover page of this prospectus. After the notes are released to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the total underwriting discounts and commissions to be paid to the underwriters by us for the notes.

Underwriting Discounts and Commissions Paid by Us
Per $1,000 principal amount of notes	$28.75
Total	$4,312,500

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making activity may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the principal amount of notes available for purchase by the underwriters under their over-allotment option to purchase additional notes. The underwriters can close out a covered short sale by exercising their option to purchase additional notes or purchasing the notes in the open market. In determining the source of notes to close out a covered short sale, the underwriters will consider, among other things, the open market price of notes compared to the price available under the over-allotment option. The underwriters may also sell notes in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and may continue to provide, various financial advisory or investment banking services to us. The underwriters are also acting as underwriters with respect to the common stock offering being conducted concurrently with this offering. PNC Bank, National Association and Morgan Stanley Senior Funding, Inc. are joint lead arrangers, under our proposed new senior secured credit facility, PNC Bank, National Association is acting as administrative agent and Morgan Stanley Senior Funding, Inc. is acting as syndication agent.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the notes offered hereby has been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. As of the date hereof, no attorneys with Kilpatrick Stockton LLP who worked on the preparation of this prospectus beneficially own any shares of our common stock.

The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore, LLP, New York, New York.

EXPERTS

The consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the eight months ended December 31, 2004 (Successor Company), the four months ended April 30, 2004 (Predecessor Company), and the years ended December 31, 2003 and 2002 (Predecessor Company), have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report dated March 25, 2005 includes explanatory paragraphs that state that (1) in connection with the Company’s emergence from Chapter 11, all assets and liabilities were restated to their respective fair values as of May 6, 2004 in order to reflect the effects of fresh start accounting and, as a result, the consolidated financial statements of the Successor Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable and (2) the Company changed its method of accounting for reclamation liabilities and its method of accounting for redeemable preferred stock in 2003.

The consolidated financial statements of Triad Mining, Inc. and subsidiary as of December 31, 2004, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of the proven and probable coal reserves for us, as of March 31, 2004, and for Triad, as of February 1, 2005, was prepared by Marshall Miller & Associates, Inc. and has been included herein upon the authority of this firm as an expert.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC covering the notes being offered. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference room. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can also inspect our registration statement on the Internet at the SEC’s web site, http://www.sec.gov.

We are required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC’s Public Reference Room or on the SEC’s web site, as described above.

INDEX TO OUR CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 (Successor) and December 31, 2003 (Predecessor)	F-3
Consolidated Statements of Operations for the eight months ended December 31, 2004 (Successor), the four months ended April 30, 2004 (Predecessor) and the years ended December 31, 2003 (Predecessor) and 2002 (Predecessor)
F-5
Consolidated Statements of Changes in Shareholders’ Equity (Deficit) and Comprehensive Income (Loss) for the eight months ended December 31, 2004 (Successor), the four months ended April 30, 2004 (Predecessor) and the years ended December 31, 2003 (Predecessor) and 2002 (Predecessor)
F-6
Consolidated Statements of Cash Flows for the eight months ended December 31, 2004 (Successor), the four months ended April 30, 2004 (Predecessor) and the years ended December 31, 2003 (Predecessor) and 2002 (Predecessor)
F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004 (Successor)	F-35
Condensed Consolidated Statements of Operations for the three months ended March 31, 2005 (Successor) and March 31, 2004 (Predecessor)	F-37
Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) and Comprehensive Income (Loss) for the three months ended March 31, 2005 (Successor), eight months ended December 31, 2004 (Successor) and four months ended April 30, 2004 (Predecessor)
F-38
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2005 (Successor) and March 31, 2004 (Predecessor)	F-39
Notes to Condensed Consolidated Financial Statements	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
James River Coal Company:

We have audited the accompanying consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the eight months ended December 31, 2004 (Successor Company), the four months ended April 30, 2004, and the years ended December 31, 2003 and 2002 (Predecessor Company). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Coal Company and subsidiaries as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and the results of their operations and their cash flows for the eight months ended December 31, 2004 (Successor Company), the four months ended April 30, 2004, and the years ended December 31, 2003 and 2002 (Predecessor Company) in conformity with U.S. generally accepted accounting principles.

As described more fully in Notes 1 and 3 to the consolidated financial statements, the Company was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Middle District of Tennessee, effective May 6, 2004. In connection with the Company’s emergence from Chapter 11, all assets and liabilities were restated to their respective fair values in order to reflect the effects of fresh start accounting. As a result of the application of fresh start accounting, the consolidated financial statements of the Successor Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects.

As discussed in Notes 1(f) and 9(d) to the consolidated financial statements, the Company changed its method of accounting for reclamation liabilities and its method of accounting for redeemable preferred stock in 2003.

/s/ KPMG LLP

Richmond, Virginia
March 25, 2005

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	Successor	Predecessor
December 31,	2004	2003
Assets
Current assets:
Cash	$3,879	$4,890
Receivables:
Trade	23,871	17,631
Other	7,362	4,324
Total receivables	31,233	21,955
Inventories:
Coal	2,305	3,278
Materials and supplies	4,084	4,624
Total inventories	6,389	7,902
Prepaid royalties	4,358	8,417
Other current assets	6,337	4,742
Total current assets	52,196	47,906
Property, plant, and equipment, at cost:
Land	2,698	6,666
Mineral rights	162,577	216,336
Buildings, machinery and equipment	106,105	230,346
Mine development costs	5,729	11,208
Construction-in-progress	231	997
Total property, plant, and equipment	277,340	465,553
Less accumulated depreciation, depletion, and amortization	21,765	208,397
Property, plant and equipment, net	255,575	257,156
Restricted cash (note 1(c))	8,404	8,321
Other assets	11,651	4,906
Total assets	$327,826	$318,289

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	Successor	Predecessor
December 31,	2004	2003
Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Current maturities of long-term debt (note 5)	$2,700	$—
Current installments of obligations under capital leases	388	613
Accounts payable	15,116	18,566
Accrued salaries, wages, and employee benefits	2,093	2,275
Workers’ compensation benefits	12,090	9,000
Black lung benefits	2,600	2,200
Accrued taxes	3,530	3,449
Other current liabilities	3,633	2,794
Total current liabilities	42,150	38,897
Long-term debt, less current maturities (note 5)	92,300	—
Other liabilities:
Noncurrent portion of workers’ compensation benefits	38,223	41,782
Noncurrent portion of black lung benefits	23,341	11,508
Pension obligations	15,744	14,315
Asset retirement obligations	14,939	13,674
Obligations under capital leases, excluding current installments	637	1,457
Deferred income taxes	34,615	—
Other	292	662
Total other liabilities	127,791	83,398
Liabilities subject to compromise	—	319,595
Total liabilities	262,241	441,890
Shareholders’ equity (deficit):
Preferred Stock, $1.00 par value. Authorized 10,000,000 shares	—	—
Common stock, $.01 par value. Authorized 100,000,000 shares; (40,000shares as of December 31, 2003); issued and outstanding 14,715,694shares (16,890 shares as of December 31, 2003)	147	—
Paid-in-capital	71,784	226
Deferred stock-based compensation	(7,540)	—
Retained earnings (accumulated deficit)	1,151	(107,989)
Subscribed shares	—	(821)
Accumulated other comprehensive income (loss)	43	(15,017)
Total shareholders’ equity (deficit)	65,585	(123,601)
Commitments and contingencies (note 14)
Total liabilities and shareholders’ equity (deficit)	$327,826	$318,289

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
(in thousands, except per share data)	Eight Months Ended 12/31/04	Four Months Ended 04/30/04	Year Ended 12/31/2003	Year Ended 12/31/2002
Revenues	$231,698	$113,949	$304,052	$397,599
Cost of sales:
Cost of coal sold	190,926	89,294	278,939	344,222
Depreciation, depletion, and amortization	21,765	12,314	40,427	46,393
Total cost of sales	212,691	101,608	319,366	390,615
Gross profit (loss)	19,007	12,341	(15,314)	6,984
Selling, general, and administrative expenses	11,412	5,023	19,835	19,994
Other operating expenses (note 15)	—	—	—	26,554
Total operating income (loss)	7,595	7,318	(35,149)	(39,564)
Interest expense	5,733	567	18,536	29,883
Interest income	(72)	—	(144)	(1,003)
Miscellaneous income, net	(833)	(331)	(1,519)	(1,222)
Total other expense, net	4,828	236	16,873	27,658
Income (loss) before reorganization items and income tax expense	2,767	7,082	(52,022)	(67,222)
Reorganization items, net (note 16)	—	(100,907)	7,630	—
Income (loss) before income taxes	2,767	107,989	(59,652)	(67,222)
Income tax expense (benefit)	791	—	(2,891)	(8,125)
Net income (loss) before cumulative effect of accounting change	1,976	107,989	(56,761)	(59,097)
Cumulative effect of accounting change (note 17)	—	—	(3,045)	—
Net income (loss)	1,976	107,989	(59,806)	(59,097)
Preferred dividends (note 9(d))	—	—	(340)	(680)
Decrease in redemption amount of redeemable common stock (note 9(e))	—	—	—	8,798
Net income (loss) attributable to common shareholders	$1,976	$107,989	$(60,146)	$(50,979)
Earnings (loss) per common share (note 18)
Basic earnings (loss) per common share
Income (loss) before cumulative effect of accounting change	$0.14	$6,393.67	$(3,380.78)	$(3,018.31)
Cumulative effect of accounting change	—	—	(180.28)	—
Net income (loss)	$0.14	$6,393.67	$(3,561.06)	$(3,018.31)
Shares used to calculate basic earnings (loss) per share	13,800	17	17	17
Diluted earnings (loss) per common share
Income (loss) before cumulative effect of accounting change	$0.14	$6,393.67	$(3,380.78)	$(3,018.31)
Cumulative effect of accounting change	—	—	(180.28)	—
Net income (loss)	$0.14	$6,393.67	$(3,561.06)	$(3,018.31)
Shares used to calculate dilutive earnings (loss) per share	14,623	17	17	17

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands)	Common stock	Paid-in- capital	Deferred stock-based Compensation	Retained earnings (accumulated deficit)	Subscribed shares	Accumulated other comprehensive income (loss)	Total
Predecessor Company
Balances, December 31, 2001	$—	226	—	3,137	(1,403)	(10,995)	(9,035)
Net loss	—	—	—	(59,097)	—	—	(59,097)
Minimum pension liability adjustment	—	—	—	—	—	(7,546)	(7,546)
Change in fair value of cash flow hedges	—	—	—	—	—	(1,663)	(1,663)
Comprehensive loss	—	—	—	—	—	—	(68,306)
Payments on subscribed shares	—	—	—	—	497	—	497
Preferred dividends	—	—	—	(680)	—	—	(680)
Change in redemption amount of redeemable common stock	—	—	—	8,797	—	—	8,797
Balances, December 31, 2002	—	226	—	(47,843)	(906)	(20,204)	(68,727)
Net loss	—	—	—	(59,806)	—	—	(59,806)
Minimum pension liability adjustment						(1,194)	(1,194)
Reclassification to interest expense, net of taxes of $2,890	—	—	—	—	—	6,381	6,381
Comprehensive loss							(54,619)
Forgiveness of receivable for subscribed shares	—	—	—	—	85	—	85
Preferred dividends	—	—	—	(340)	—	—	(340)
Balances, December 31, 2003	—	226	—	(107,989)	(821)	(15,017)	(123,601)
Net income	—	—	—	107,989	—	—	107,989
Minimum pension liability adjustment	—	—	—	—	—	(692)	(692)
Comprehensive income							107,297
Application of fresh start accounting (note 3)
Cancellation of Predecessor common stock	—	(226)	—	—	—	—	(226)
Elimination of Predecessor accumulated other comprehensive loss and subscribed shares	—	—	—	—	821	15,709	16,530
Balances, April 30, 2004	—	—	—	—	—	—	—

Successor Company
Issuance of Successor common stock	138	63,153	—	—	—	—	63,291
Net income	—	—	—	1,976	—	—	1,976
Unrealized gain on marketable securities, net	—	—	—	—	—	43	43
Comprehensive Income							2,019
Deferred compensation related to restricted stock awards	9	8,631	(8,640)		—	—	—
Cost to register common stock	—	—	—	(825)	—	—	(825)
Amortization of deferred stock-based compensation	—	—	1,100	—	—	—	1,100
Balances, December 31, 2004	$147	71,784	(7,540)	1,151	—	43	65,585

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
(in thousands, except share data)	Eight Months Ended 12/31/04	Four Months Ended 04/30/04	Year Ended 12/31/2003	Year Ended 12/31/2002
Cash flows from operating activities:
Net income (loss)	$1,976	107,989	(59,806)	(59,097)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, depletion, and amortization of property, plant, and equipment	21,765	12,314	40,692	46,664
Accretion of asset retirement obligations	807	397	1,128	—
Amortization of debt issue costs	275	—	—	5,750
Amortization of deferred stock-based compensation	1,100	—	—	—
Deferred income tax expense (benefit)	766	—	(2,891)	(3,146)
Gain (loss) on sale or disposal of property, plant, and equipment	(36)	19	(23)	18,881
Gain on sale of investment	—	—	(999)	—
Provision for severance costs	—	—	—	2,879
Fresh start accounting adjustment	—	(111,533)	—	—
Non-cash reorganization items	—	10,010	796	—
Cumulative effect of change in accounting principle	—	—	3,045	—
Realized loss on termination of interest rate swap agreement	—	—	9,272	—
Unrealized gain on interest rate swap	—	—	(949)	111
Changes in operating assets and liabilities:
Receivables	4,604	(12,882)	4,193	7,019
Inventories	6,619	(4,028)	(233)	2,226
Prepaid royalties and other current assets	3,093	(1,236)	991	1,691
Other assets	(7,001)	132	661	(656)
Accounts payable	(11,177)	(2,921)	15,016	2,684
Accrued salaries, wages, and employee benefits	(2,408)	1,429	(818)	(1,169)
Accrued taxes	(58)	139	(651)	(1,196)
Other current liabilities	(404)	1,535	6,574	3,880
Workers’ compensation benefits	(1,886)	1,417	5,770	2,574
Black lung benefits	(830)	(547)	(630)	(347)
Pension obligations	(1,887)	(609)	2,906	451
Asset retirement obligation	(477)	(108)	(978)	(164)
Other liabilities	(743)	(4)	(33)	(136)
Net cash provided by operating activities	14,098	1,513	23,033	28,899
Cash flows from investing activities:
Additions to property, plant, and equipment	(25,811)	(9,521)	(20,116)	(22,925)
Proceeds from sale of property and equipment	4,123	86	179	—
Proceeds from sale of investment	—	—	2,000	—
(Increase) decrease in restricted cash	(56)	(28)	2,277	(10,597)
Net cash used in investing activities	(21,744)	(9,463)	(15,660)	(33,522)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,000	—	—	3,373
Proceeds from (repayments of) short-term borrowings	(6,400)	6,400	(1,940)	(74)
Common stock registration costs	(825)	—		—
Principal payments under capital lease obligations	(370)	(165)	(549)	(449)
Debt issuance costs	(2,181)	(1,874)	—	—
Proceeds from issuance of common stock and payments on subscribed shares	—	—	—	497
Net cash provided by (used in) financing activities	10,224	4,361	(2,489)	3,347
-Increase in cash	2,578	(3,589)	4,884	(1,276)
Cash at beginning of period	1,301	4,890	6	1,282
Cash at end of period	$3,879	1,301	4,890	6

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

(a)	Description of Business and Principles of Consolidation

The Company mines, processes and sells bituminous, low sulfur, steam- and industrial-grade coal through five operating subsidiaries located throughout Eastern Kentucky. Substantially all coal sales and accounts receivable relate to the electric utility and industrial markets.

The consolidated financial statements include the accounts of James River Coal Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)	Bankruptcy and Restructuring

On March 25, 2003, James River Coal Company and subsidiaries (the Company) filed a voluntary petition for relief under Chapter 11 with the United States Bankruptcy Court for the Middle District of Tennessee. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief were stayed while the Company continued business operations as Debtor-in-possession. These claims are reflected in the December 31, 2003 balance sheet as Liabilities Subject to Compromise.

On April 21, 2004 the United States Bankruptcy Court for the Middle District of Tennessee confirmed the Company’s Plan of Reorganization (the Plan). The Plan of Reorganization became effective May 6, 2004 (the Effective Date) which is the date on which the Company formally emerged from Chapter 11. As part of the Plan, the Company canceled the existing equity securities, extinguished approximately $266,000 in debt, accrued interest, and the terminated interest rate swap liability under existing credit facilities in exchange for a restructured term loan of $75,000, which is secured by a second lien on substantially all the Company’s assets, and 13,799,994 shares of new common stock, par value $0.01 per share, which were distributed on a pro-rata basis to the holders of the pre-petition credit facilities. Pursuant to the Plan, the Company’s unsecured creditors claims were discharged and terminated.

On the Effective Date, the Company entered into a new $50,000 loan and security agreement which is comprised of a $20,000 term loan and a $30,000 revolving credit facility (see Note 5). The Company borrowed $20,000 under the term loan component to make cash payments to satisfy certain claims, administrative expenses, and retire obligations under the debtor-in-possession credit facility required to be paid under the Plan. The remaining $30,000 revolving credit facility is available for the Company’s working capital requirements, general, and letter of credit needs, and is subject to customary borrowing conditions.

The Company’s accompanying consolidated financial statements for the four months ended April 20, 2004 and for the year ended December 31, 2003 have been prepared in accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7), which provides guidance for financial reporting by entities that have filed petitions under Bankruptcy. As a result, all assets and liabilities were restated to reflect their respective fair values. Although the Effective Date of the Plan of Reorganization was May 6, 2004, the consummation of the Plan of Reorganization has been reflected as of April 30, 2004, the end of the Company’s most recent fiscal month prior to the Effective Date. The consolidated financial statements after emergence are those of a new reporting entity (the Successor) and are not comparable to the consolidated financial statements of the pre-emergence Company (the Predecessor). A black line has been drawn in the financial statements to distinguish Predecessor and Successor financial information. See notes 3, 6 and 16 for further discussion.

The historical consolidated financial statements for 2002 do not reflect the effects resulting from the Company filing Chapter 11. As such, the statements for 2002 do not reflect the results of implementing SOP 90-7.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(c)	Restricted Cash

As of December 31, 2004 and 2003, $8,404 and $8,321, respectively, of the Company’s cash was restricted as to its use. Restrictions are imposed by the Company’s bank relating to a letter of credit issued to one of the Company’s insurers (see note 14).

(d)	Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company evaluates the need for an allowance for doubtful accounts based on review of historical write off experience and industry data. The Company has determined that no allowance is necessary for trade receivables as of December 31, 2004 and 2003. The Company does not have any off-balance sheet credit exposure related to its customers.

(e)	Inventories

Inventories of coal and materials and supplies are stated at the lower of cost or market. Cost is determined using the average cost for coal inventories and the first-in, first-out method for materials and supplies. Coal inventory costs include labor, supplies, equipment cost, depletion, royalties, black lung tax, reclamation tax and preparation plant cost. Coal is classified as inventory at the point and time that the coal is extracted and removed from the mine.

(f)	Reclamation Costs

Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows, in the period in which it is incurred. The estimate of ultimate reclamation liability and the expected period in which reclamation work will be performed is reviewed periodically by the Company’s management and engineers. In estimating future cash flows, the Company considers the estimated current cost of reclamation and applies inflation rates and a third party profit, as necessary. The third party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of the Company. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is included in cost of produced coal. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is incurred. At December 31, 2004 and December 31, 2003, the Company had accrued $15,989 and $14,724, respectively, related to estimated mine reclamation costs.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

The change in the reclamation obligation for the years ended December 31, 2004 and 2003 are as follows:

	12/31/2004	12/31/2003
Amount included in other current liabilities	$1,050	$1,405
Long term asset retirement obligations	13,674	6,319
Reclamation liability at beginning of year	14,724	7,724
Cumulative effect adjustment	—	6,849
Liabilities incurred in current period (Predecessor Company)	636	—
Accretion expense
Predecessor Company	398	1,128
Successor Company	806	—
Liabilities settled in current period
Predecessor Company	(131)	(977)
Successor Company	(454)	—
Reclamation liability at end of year	15,979	14,724
Less amount included in other current liabilities	(1,040)	(1,050)
Total noncurrent liability	$14,939	$13,674

(g)	Property, Plant, and Equipment

Expenditures for maintenance and repairs are charged to expense, and the costs of mining equipment rebuilds and betterments that extend the useful life are capitalized. Depreciation is provided principally using the straight-line method based upon estimated useful lives, generally ten to 20 years for buildings and one to seven years for machinery and equipment. Equipment held under capital leases is amortized using the straight line method over the lesser of the lease term or the estimated useful life of the asset. Amortization of mineral rights is provided by the units of production method over estimated total recoverable proven and probable reserves.

(h)	Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not recognize any impairment charges during the eight months ended December 31, 2004, the four months ended April 30, 2004 or the years ended December 31, 2003 and 2002.

(i)	Mine Development Costs

Mine development costs are capitalized and amortized by the units of production method over estimated total recoverable proved and probable reserves.

(j)	Prepaid Royalties

Mineral rights are often acquired in exchange for advance royalty payments. Royalty payments representing prepayments recoupable against future production are capitalized, and amounts expected to be recouped within one

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

year are classified as a current asset. As mining occurs on these leases, the prepayment is offset against earned royalties and is included in the cost of coal sold. Amounts determined to be nonrecoupable are charged to expense.

(k)	Revenue Recognition

Revenues include sales to customers of Company-produced coal and coal purchased from third parties. The Company recognizes revenue from the sale of Company-produced coal and coal purchased from third parties at the time delivery occurs and title passes to the customer, which is either upon shipment or upon customer receipt of coal based on contractual terms. Also, the sales price must be determinable and collection reasonably assured.

(l)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)	Accumulated Comprehensive Gain (Loss)

The accumulated other comprehensive loss at December 31, 2003 represents the aggregate minimum pension liability adjustment. The accumulated other comprehensive gain at December 31, 2004 represents the aggregate unrealized gain on marketable securities.

(n)	Derivative Financial Instruments

The Company currently does not utilize any interest rate swaps, however, the Company has in the past utilized interest rate swaps to hedge the impact of changes in interest rates on its floating rate debt. Prior to January 1, 2003, the Company accounted for its interest rate swaps as cash flow hedges. Interest to be received or paid on the interest rate swaps was accrued monthly through March 2003 until the swap agreements were terminated (see note 5(e)).

Under the terms of these interest rate swaps, the Company was the fixed rate payor and the floating rate receiver. The fair value of the interest rate swaps was recorded on the consolidated balance sheets with changes in the fair value included in other comprehensive loss. Prior to January 1, 2003, to the extent the hedge was not completely effective, the ineffective portion was charged or credited to interest expense in the consolidated statements of operations. The ineffective portion charged to interest expense during the year ended December 31, 2002 was approximately $111. The amounts recorded in other comprehensive loss were subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest expense on the underlying debt affected results of operations.

Subsequent to December 31, 2002, the Company did not make the required monthly interest payments on the floating rate debt and the future forecasted interest payments were no longer probable. Accordingly, the hedge designation for the related interest rate swaps was discontinued effective January 1, 2003. As a result, the balance in accumulated other comprehensive loss related to the swaps as of that date was recorded as interest expense in 2003. An unrealized gain of approximately $949 representing subsequent changes in the fair value of the swaps was credited to interest expense in 2003.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(o)	Workers’ Compensation

The Company is liable for workers’ compensation benefits for traumatic injuries under state workers’ compensation laws in which it has operations. Subsequent to 2001, a portion of its workers’ compensation benefits are payable under a high-deductible, fully-insured workers’ compensation insurance policy. For claims incurred prior to 2002, the Company is self- insured, except for those claims incurred between 1979 and 1982, which are covered by a third party insurance company. Specific excess insurance with independent insurance carriers is in force to cover traumatic claims in excess of the self-insured limits.

The Company accrues for workers’ compensation benefits by recognizing a liability when it is probable that the liability has been incurred and the cost can be reasonably estimated. To assist in the determination of this estimated liability, the Company utilizes the services of third party administrators who develop claim reserves from historical experience. These third parties provide information to independent actuaries, who after review and consultation with the Company with regards to actuarial assumptions, including the appropriate discount rate, prepare an evaluation of the estimated liabilities for workers’ compensation benefits.

(p)	Black Lung Benefits

The Company is responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various states’ statutes for the payment of medical and disability benefits to employees and their dependents resulting from occurrences of coal worker’s pneumoconiosis disease (black lung). The Company provides for federal and state black lung claims through a self-insurance program. The Company uses the service cost method to account for its self-insured black lung obligation. The liability measured under the service cost method represents the discounted future estimated cost for former employees either receiving or projected to receive benefits, and the portion of the projected liability relating to prior service for active employees projected to receive benefits.

The periodic expense for black lung claims under the service cost method represents the service cost, which is the portion of the present value of benefits allocated to the current year, interest on the accumulated benefit obligation, and amortization of unrecognized actuarial gains and losses. The Company amortizes unrecognized actuarial gains and losses over the average remaining work life of the workforce.

Annual actuarial studies are prepared by independent actuaries using certain assumptions to determine the liability. The calculation is based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents, and interest rates. These assumptions are derived from actual Company experience and industry sources.

(q)	Health Claims

The Company is self-insured for certain health care coverage. The cost of this self-insurance program is accrued based upon estimates of the costs for known and anticipated claims. The Company recorded an estimated amount to cover known claims and claims incurred but not reported of $1,144 and $1,013 as of December 31, 2004 and 2003, respectively, which is included in accrued salaries, wages, and employee benefits.

(r)	Stock Plans

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

cost for stock appreciation rights and performance equity units is recorded based on the quoted market price of the Company’s stock at the end of the period. Stock-based compensation other than stock options is recorded to expense on a straight-line basis. The Company has implemented the disclosure-only provisions of FASB Statement No. 123 “Accounting for Stock-Based Compensation”. The Company has not recognized stock-based compensation expense related to stock options in any period as all options granted had an exercise price at least equal to the fair value of the underlying common stock on the date of the grant. The estimated fair value at grant dates for options granted during the eight months ended December 31, 2004 was less than $.01 per share. In performing the Statement No. 123 analysis for stock options, a risk free rate of 5% was assumed, expected volatility was zero, and no dividends were anticipated.

If the Company had followed the fair value method under FASB Statement No. 123 to account for stock based compensation cost for stock options, the amount of stock based compensation cost for stock options, net of related tax, which would have been recognized for each period and pro-forma net income for each period would have been as follows:

Eight Months December 31, 2004
Net Income, as reported	$1,976
Add: Net stock-based employee compensation expense recorded for restricted and performance based stock grants	785
Deduct: Net stock-based employee compensation expense for restricted and performance based stock determined under Black-Scholes option pricing model	(479)
Pro forma net income	$2,282
Income per share:
Basic—as reported	$0.14
Basic—pro forma	$0.17
Diluted—as reported	$0.14
Diluted—pro forma	$0.16

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123R), which requires all public companies to measure compensation cost in the income statement for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. The Company intends to adopt FAS 123R on July 1, 2005 using the modified-prospective method. The Company has not completed its assessment of the impact of the adoption of this statement on its financial statements.

(s)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in order to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant estimates made by management include the valuation allowance for deferred tax assets, accrued reclamation and mine closure costs and amounts accrued related to the Company’s workers’ compensation, black lung, and health claim obligations. Actual results could differ from these estimates.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(3)	FRESH START ACCOUNTING

The Company implemented fresh start accounting and reporting in accordance with SOP 90-7 on April 30, 2004, the end of the Company’s most recent fiscal month prior to the Effective Date. Fresh start accounting requires that the reorganization value of the reorganized debtors be allocated to their assets in conformity with FASB Statement No. 141, Business Combinations, for transactions reported on the basis of the purchase method. The enterprise value (value of the net assets and liabilities excluding cash, debt, and capital leases) of the reorganized company was estimated to range from $145,000 to $165,000 based on a third-party valuation prepared in connection with the bankruptcy proceedings. For purposes of applying fresh start accounting, an enterprise value for the reorganized company of $155,000 was utilized.

The effects of the Plan and the application of fresh-start accounting on the Company’s pre-confirmation consolidated balance sheet include adjustments to record the gain on the debt extinguished under the plan and adjustments to record the assets of the Company at their estimated fair value and the liabilities of the Company at their estimated present values. The reorganization value was derived from the enterprise value for the reorganized company as follows:

Estimated enterprise value of the reorganized company	$155,000
Borrowings under credit facility	(6,400)
Capital leases assumed	(1,396)
Cash balance excluded from enterprise value	1,301
Administrative claims payable excluded from enterprise value	(10,214)
138,291
Less: new secured debt issued to extinguish prepetition debt	75,000
Fair value of common shares issued to extinguish prepetition debt	$63,291

	Fresh Start Adjustments
Assets	Predecessor Company 4/30/04	Debt Extinguishment		Reorganization Adjustments		Successor Company 4/30/04
Cash	$1,301	—		—		1,301
Receivables	35,838	—		—		35,838
Inventories	11,930	—		1,079	(2)	13,009
Prepaid royalties	9,932	—		(362)	(2)	9,570
Other current assets	4,463	—		(347)	(2)	4,116
Total current assets	63,464	—		370		63,834
Land and mineral rights	223,004	—		(57,567)	(2)	165,437
Buildings, machinery, and equipment	236,901	—		(155,050)	(2)	81,851
Mine development costs	12,984	—		(12,984)	(2)	—
Construction-in-progress	974	—		—		974
	473,863	—		(225,601)		248,262
Less accumulated depreciation, depletion, and amortization	219,604	—		(219,604)	(2)	—
Net property, plant, and equipment	254,259	—		(5,997)		248,262
Restricted cash	8,348	—		—		8,348
Other long-term assets	6,518	(3,110)	(1)	(734)	(2)	2,674
Total assets	$332,589	(3,110)		(6,361)		323,118

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

	Fresh Start Adjustments
Liabilities and Shareholders’ Equity (Deficit)	Predecessor Company 4/30/04	Debt Extinguishment		Reorganization Adjustments	Successor Company 4/30/04
Borrowings under DIP credit agreement	$6,400	—		—	6,400
Current installments of obligations under capital leases	749	—		(272) (3)	477
Accounts payable	26,293	—		—	26,293
Accrued salaries, wages and employee benefits	4,501	—		—	4,501
Workers’ compensation benefits	9,500	—		—	9,500
Black lung benefits	2,500	—		—	2,500
Accrued taxes	3,588	—		—	3,588
Other current liabilities	4,037	—		—	4,037
Total current liabilities	57,568	—		(272)	57,296
Long term debt	—	75,000	(1)	—	75,000
Noncurrent portion of workers’ compensation benefits	42,699	—		—	42,699
Noncurrent portion of black lung benefits	10,661	—		13,610 (4)	24,271
Pension obligations	14,267	—		3,363 (5)	17,630
Asset retirement obligations	13,963	—		—	13,963
Obligations under capital leases, excluding current installments	1,159	—		(240) (3)	919
Deferred income taxes	—	—		27,391 (6)	27,391
Other long term liabilities	658	—		—	658
Total other liabilities	83,407	—		44,124	127,531
Liabilities subject to compromise	319,451	(319,451) (1)		—	—
Total liabilities	460,426	(244,451)		43,852	259,827
Common stock	—	138	(1)	—	138
Paid-in-capital	226	63,153	(1)	(226) (7)	63,153
Retained earnings (accumulated deficit)	(111,533)	178,050	(1)	(66,517) (7)	—
Subscribed shares	(821)	—		821 (7)	—
Accumulated other comprehensive income (loss)	(15,709)	—		15,709 (7)	—
Total shareholders’ equity (deficit)	(127,837)	241,341		(50,213)	63,291
Total liabilities and shareholders’ equity	$332,589	(3,110)		(6,361)	323,118

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

The following is a description of the fresh start adjustments for debt extinguishment and reorganization adjustments:

Extinguishment of Debt

(1)	Liabilities subject to compromise that were extinguished in bankruptcy consist of:

Pre-petition bank loan agreement	$207,807
Pre-petition senior note	37,953
Accrued and unpaid interest	12,234
Terminated interest rate swap	8,434
Total secured	266,428
Promissory notes	5,176
Redeemable preferred stock	8,500
Accounts payable and other	39,347
Total unsecured	53,023
Total liabilities subject to compromise	$319,451

The Company issued new common shares, new secured debt, and transferred its interest in specified life insurance policies held in a rabbi trust to the creditors in full satisfaction of pre-petition claims. The gain on extinguishment of pre-petition claims is calculated as follows:

Liabilities subject to compromise	$319,451
Less: Assets of rabbi trust transferred to creditors	(3,110)
Less: New secured debt issued in exchange for pre-petition debt	(75,000)
Less: Fair value of common shares issued	(63,291)
Gain on extinguishment of pre-petition claims	$178,050

Reorganization Adjustments

(2)	In connection with the application of fresh start accounting, the Company made adjustments aggregating approximately $6,361 to record its identifiable assets at fair value as follows:

Increase/(Decrease)
Coal inventories	$1,079
Prepaid royalties	(362)
Other current assets	(347)
Land and mineral rights	(57,567)
Buildings, machinery and equipment	(155,050)
Mine development costs	(12,984)
Less accumulated depreciation, depletion, and amortization	219,604
Other long-term assets	(734)
Total fair value adjustments to identifiable assets	$(6,361)

(3)	Contractual terms of certain capital lease agreements were renegotiated during bankruptcy. Obligations under capital leases have been adjusted to reflect the revised terms.

(4)	The liability for black lung benefits has been adjusted to reflect the total discounted benefit obligation.

(5)	The pension liability has been adjusted to reflect the total discounted projected benefit obligation of the plan.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(6)	Deferred income taxes have been adjusted to reflect differences in the book and tax basis of the revalued assets and liabilities of the Company after application of fresh start accounting.

(7)	The equity of the predecessor company, including subscribed shares and accumulated other comprehensive loss, has been eliminated in fresh start accounting.

(4)	OTHER CURRENT ASSETS

Other current assets at December 31, 2004 and 2003 are as follows:

	2004	2003
Prepaid insurance	$3,535	$3,107
Income tax receivable	2,575	—
Other	227	1,635
	$6,337	$4,742

(5)	LONG TERM DEBT, DIP FINANCING, AND INTEREST EXPENSE

Long-term debt at December 31, 2004 is as follows:

December 31, 2004
Senior secured credit facility:
Term loan component	$20,000
Revolver component	—
Term credit facility	75,000
Total long-term debt	95,000
Less amounts classified as current	2,700
Total long-term debt, less current maturities	$92,300

Scheduled maturities of long-term debt are as follows:

Year ended December 31:
2005	$2,700
2006	8,100
2007	9,600
2008	12,600
2009	16,500
Thereafter	45,500
Total Debt	$95,000

(a)	Senior Secured Credit Facility

Effective May 6, 2004, the Company closed a $50,000 senior secured credit facility with Wells Fargo Foothill, Inc. (the Senior Secured Credit Facility). This facility was used to repay outstanding amounts and replace letters of credit previously issued under the $20,000 debtor-in-possession facility as discussed in note 5(c), to pay expenses associated with the exit from bankruptcy and to provide liquidity for general corporate purposes. The Senior Secured Credit Facility is comprised of a $30,000 revolver component (the Revolver) and a $20,000 term component. The

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

term loan was fully funded at closing. Borrowings under the Revolver bear interest at LIBOR +2.5% or the Base Rate (as defined in the credit agreement) +1.0%. Borrowings under the term component bear interest at LIBOR +5.25% or the Base Rate +3.85%. The Company’s interest rate was 7.53% at December 31, 2004. The term of the Senior Secured Credit Facility is five years. Principal payments on the term component of $900 per quarter commence on April 1, 2005 and continue through April 1, 2009, with the remaining principal balance due on May 6, 2009. Interest is payable in arrears, on the first day of each month on Base Rate borrowings while interest on LIBOR Rate borrowings is due on the last day of the LIBOR interest period. Advances under the Senior Secured Credit Facility are secured by a first priority lien on substantially all of the Company’s assets, and, except for the Term Credit Facility, the Company may not incur additional debt on the assets securing the Revolver. Advances under the Revolver may not exceed a borrowing base calculation derived as a percentage of eligible assets less outstanding letters of credit. Based on the Company’s eligible assets and letters of credit outstanding, the Company had no availability under the Revolver at December 31, 2004. The Senior Secured Credit Facility can be terminated with 90 days written notice by paying all outstanding principal and interest and making any prepayment premium payments due. The $30,000 Revolver has a prepayment premium of 2.5% of the total revolver commitment for the first year, declining to 2.0% for the second year, 1.5% for the third year and 0.5% for the fourth year. There is not a prepayment premium for the fifth year of the revolver component of the Senior Secured Credit Facility. The $20,000 term loan component has a prepayment premium of $200 (1.0%) if paid prior to April 30, 2007. There is no prepayment premium after April 30, 2007 for the term loan component. The Revolver has a commitment fee of .375% per annum on the unused portion reduced by outstanding letters of credit (note 14).

(b)	Term Credit Facility

The Company also entered into a $75,000 term credit facility with the Company’s pre-petition secured lenders (the Term Credit Facility) in partial satisfaction of its prepetition obligations, pursuant to the Plan of Reorganization. The Term Credit Facility has a term of seven years, accrues interest at 9%, and is secured by a second priority lien on substantially all of the Company’s assets. Except for the Senior Secured Credit Facility, the Company may not incur additional debt on the assets securing the Term Credit Facility. In addition, the Company may not incur any unsecured debt (other than normal trade payables) and may not incur more than $5,000 of recourse debt (including the Senior Secured Credit Facility and the Term Credit Facility). There is no scheduled amortization of this facility for the first two years. The notes require repayments of $1,500 per quarter beginning June 30, 2006 and increasing to $2,500 per quarter beginning June 30, 2008. All remaining principal and interest is due May 6, 2011. Borrowings under the Term Credit Facility may be prepaid without penalty.

(c)	Debtor-In-Possession Financing

On March 27, 2003, the Company entered into a Secured Super-Priority Debtor-In-Possession Revolving Credit Agreement (DIP Credit Agreement) with the lenders who are the parties to the Prepetition Credit Agreement. The DIP Credit Agreement provided, among other things, for a secured $20,000 revolving credit facility, a $5,000 swing loan facility and a $17,000 letter of credit facility. The combination of amounts drawn under the revolving credit, swing loan, and letter of credit facility could not exceed $20,000.

Amounts borrowed under the DIP Credit Agreement bore interest at a floating rate (based on the prime rate or the Federal Funds Rate), plus a margin of 2.5%. As security for the DIP Credit Agreement obligation the Company granted the lenders’ liens on all presently owned or hereafter acquired property and assets.

As of May 6, 2004, the Company had drawn $6,400 under the DIP Credit Agreement. There were no amounts outstanding under the DIP Credit Agreement as of December 31, 2003. There were $13,508 and $11,008 of letters of credit outstanding as of May 6, 2004 and December 31, 2003, respectively. The Company was charged a fee of 3% annually on letters of credits outstanding.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

All outstanding amounts on the DIP Credit Agreement were repaid upon emergence from bankruptcy on May 6, 2004.

(d)	Interest Expense and Other

During the eight months ended December 31, 2004, the Company paid $5,536 in interest.

The Senior Secured Credit Facility and the Term Credit Facility contain financial covenants including a fixed charge coverage, a minimum leverage, minimum consolidated tangible net worth, minimum consolidated total annualized EBITDDA (as defined in each of the credit facilities), and maximum annual limits on capital expenditures. The Company was in compliance with all of the financial covenants for the Senior Secured Credit Facility and the Term Credit Facility as of December 31, 2004. The Company’s debt covenants also prohibit payment of cash dividends.

(e)	Prepetition Debt

Notes payable and debt at December 31, 2003 is as follows:

2003
Bank Loan Agreement, revolving component	$170,596
Bank Loan Agreement, term component	37,211
Senior Note, interest at 12.61%	37,953
Promissory note, interest at 5.32%	4,664
Promissory note, interest at 5.82%	512
Total notes payable and debt	250,936
Less amounts classified as liabilities subject to compromise (note 6)	250,936
Total long-term debt, less current maturities and debt in default	$—

Until the date of filing of bankruptcy, the Company accrued interest. The Company determined that there was insufficient collateral to cover the interest portion of the scheduled payments on its prepetition debt obligation. As of the bankruptcy date the Company ceased accruing interest on the prepetition debt obligations. If such interest had continued to be accrued, interest expense for the four months ended April 30, 2004 and the year ended December 31, 2003 would have been approximately $7,639 and $16,270 higher than reported. During the four months ended April 30, 2004 and the years ended December 31, 2003 and 2002, the Company paid $273, $2,934 and $26,261, respectively, in interest.

At December 31, 2002, the Company was a party to interest rate swap agreements with a notional amount of $100,000, which required the Company to make fixed-rate interest payments in exchange for floating rate interest payments related to the Company’s Bank Loan Agreement. In 2003, the derivative instrument was terminated due to an event of default, and the balance due at the date of termination of approximately $8,434 is included in Liabilities Subject to Compromise as of December 31, 2003.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(6)	LIABILITIES SUBJECT TO COMPROMISE

At December 31, 2003 Liabilities Subject to Compromise due to the Chapter 11 filing consist of the following:

Prepetition Bank Loan Agreement	$207,807
Prepetition Senior Note	37,953
Accrued and unpaid interest	12,234
Terminated interest rate swap	8,434
Total secured	266,428
Promissory notes	5,176
Redeemable preferred stock	8,500
Accounts payable and other	39,491
Total unsecured	53,167
Total liabilities subject to compromise	$319,595

(7)	WORKERS’ COMPENSATION BENEFITS

As of December 31, 2004 and 2003, workers’ compensation benefit obligation consisted of the following:

	2004	2003
Workers’ compensation benefits	$50,313	$50,782
Less current portion	12,090	9,000
Noncurrent portion of workers’ compensation	$38,223	$41,782

Actuarial assumptions used in the determination of the liability for the self-insured portion of workers’ compensation benefits included a discount rate of 5.25%, 5.5% and 6.75% at December 31, 2004, 2003 and 2002, respectively.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(8)	PNEUMOCONIOSIS (BLACK LUNG) BENEFITS

As of December 31, 2004 and 2003, black lung benefits obligation consisted of the following:

	2004	2003
Black lung benefits	$25,941	$13,708
Less current portion	2,600	2,200
Noncurrent portion of black lung benefits	$23,341	$11,508

A reconciliation of the changes in the black lung obligation is as follows:

	2004	2003
Beginning of the year black lung obligation	$13,708	$22,528
Fresh Start adjustment (note 3)	13,610
Service cost:
Predecessor Company	99	350
Successor Company	221	—
Interest cost:
Predecessor Company	254	1,210
Successor Company	566	—
Actuarial loss:
Predecessor Company	261	6,269
Successor Company	2,789	—
Benefit payments:
Predecessor Company	(1,613)	(3,039)
Successor Company	(1,165)	—
End of year accumulated black lung obligation	28,730	27,318
Unamortized actuarial loss	(2,789)	(13,610)
Accrued black lung obligation	$25,941	$13,708

The actuarial assumptions used in the determination of black lung benefits included a discount rate of 5.25%, 5.5% and 6.75% at December 31, 2004, 2003 and 2002, respectively.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(9)	EQUITY

(a)	Preferred Stock and Shareholder Rights Agreement

The Company has authorized 10,000,000 shares of preferred stock, $1.00 par value, the rights and preferences of which are established by the Board of the Directors. The Company has reserved 500,000 of these shares as Series A Preferred Stock for issuance under a shareholder rights agreement (the “Rights Agreement”).

On May 25, 2004, the Company’s shareholders approved the Rights Agreement and declared a dividend of one preferred share purchase right (“Right”) for each two shares of common stock outstanding. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock, par value $1.00 per share, at a price of $200 per one one-hundredth of a Series A preferred share. The Rights are not exercisable until a person or group of affiliated or associated persons (an “Acquiring Person”) have acquired or announced the intention to acquire 15% or more of the Company’s outstanding common stock.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s consolidated assets or earning power is sold after a person or group has become an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person (which will thereafter be void), will receive, upon the exercise of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, each Right holder, other than the Acquiring Person (whose Rights will become void), will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right.

The rights will expire May 25, 2014, unless that expiration date is extended. The Board of Directors may redeem the Rights at a price of $0.001 per Right at any time prior to the time that a person or group becomes an Acquiring Person.

(b)	Equity Based Compensation

Under the 2004 Equity Incentive Plan (the Plan), participants may be granted stock options (qualified and nonqualified), stock appreciation rights (“SARs”), restricted stock, restricted stock units, and performance shares. The total number of shares that may be awarded under the Plan is 1,650,000, and no more than 1,000,000 of the shares reserved under the Plan may be granted in the form of incentive stock options.

Shares awarded or subject to purchase under the Plan that are not delivered or purchased, or revert to the Company as a result of forfeiture or termination, expiration or cancellation of an award or that are used to exercise an award or for tax withholding, will be again available for issuance under the Plan. At December 31, 2004, 464,300 shares were available under the Plan for future awards.

Restricted Stock Awards

Pursuant to the Plan certain employees and directors have been awarded restricted common stock with such shares vesting over three or five years, respectively, or earlier under certain conditions. The related expense is amortized over the vesting period. Restricted shares subject to continuing vesting requirements are included in diluted shares outstanding. For the eight months ended December 31, 2004, the Company recognized $538 in compensation expense related to these shares.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

Performance Stock Awards

Performance stock awards have been made to certain employees pursuant to the Plan. The number of shares of common stock to be received under these awards by such employees at the end of the performance period will depend on the attainment of performance objectives based on achieving certain financial results and the successful development of a new mine. The expected cost of these shares is reflected in income over the performance period. For the eight months ended December 31, 2004, the Company recorded $562 in compensation expense related to these shares. Since performance-based unvested stock is contingent upon satisfying conditions, those unvested shares are considered to be contingently issuable shares and are not included in the computation of diluted earnings per share.

Stock Options Awards

There were 270,000 stock options granted during the eight months ended December 31, 2004. The following table summarizes information about the stock options outstanding at December 31, 2004.

Range of Exercise Price	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$10.80	150,000	$10.80	4.3
$15.00–$17.50	120,000	$16.70	3.8
$10.80–$17.50	270,000	$13.41	4.1

The following is a summary of performance stock, restricted stock and stock option awards:

	Performance Stock		Restricted Stock		Stock Options
	Number of Shares	Estimated Fair Value at Issue	Number of Shares	Estimated Fair Value at Issue	Number of Shares	Weighted Average Exercise Price
Outstanding at April 30, 2004	—	$—	—	$—	—	$—
Granted	100,000	4.59	839,000	4.59	270,000	13.41
Vested/Exercised	—	—	—	—	—	—
Canceled	—	—	(23,300)	4.59	—	—
December 31, 2004	100,000	$4.59	815,700	$4.59	270,000	$13.41

(c)	Stock Split

On September 30, 2004, the Board of Directors approved a two-for-one stock split of the Company’s common stock. The capital stock accounts and all share and earnings per share data, in this report give effect to the stock split, applied retroactively, to all periods presented for the Successor Company.

(d)	Redeemable Preferred Stock (Predecessor Company)

As of December 31, 2003, the Company had 8,500 shares of Class C, nonvoting, mandatorily redeemable preferred stock outstanding. The preferred shares had a par value of $1,000 per share and a dividend rate of 8%. The preferred stock outstanding was included in Liabilities Subject to Compromise at December 31, 2003.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

On July 1, 2003, the Company adopted Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which required that dividends on redeemable preferred stock be reported as a financing cost in our consolidated statements of operations. Accordingly, preferred dividends of $227 for the four months ended April 30, 2004 and $340 for the year ended December 31, 2003, are included in interest expense in the consolidated statements of operations. Prior to the adoption of Statement No. 150, preferred dividends are shown separately as preferred dividends in the consolidated statements of operations.

The preferred stock was cancelled on May 6, 2004 in accordance with the terms of the Plan of Reorganization.

(e)	Redeemable Common Stock (Predecessor Company)

The Company had a put/call arrangement with a group of shareholders that owned 6,344 shares of the Company’s common stock at December 31, 2001. This arrangement gave these shareholders the right to require the Company to repurchase the shares for an amount per share as set forth in the underlying agreements. This put/call agreement was terminated in 2002. Changes in the redemption amount were included in net loss attributable to common shareholders.

(10)	INCOME TAXES

Income tax expense (benefit) consists of:

			Year Ended
	Eight Months Ended 12/31/2004	Four Months Ended 4/30/2004	2003	2002
Current:
Federal	$25	—	—	(4,980)
State	—	—	—	—
	25	—	—	(4,980)
Deferred:
Federal	692	—	(2,528)	(3,017)
State	74	—	(363)	(128)
	766	—	(2,891)	(3,145)
	$791	—	(2,891)	(8,125)

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

A reconciliation of income taxes computed at the statutory federal income tax rate to the expense (benefit) for income taxes included in the consolidated statements of operations is presented below:

			Year Ended
	Eight Months Ended 12/31/2004	Four Months Ended 4/30/2004	2003	2002
Federal income taxes at statutory rates	34.0%	34.0%	(34.0)%	(34.0)%
Percentage depletion	(42.0)	(2.2)	(0.5)	(1.6)
Other permanent items	12.3	—	—	—
Amortization of coal properties not deductible	—	—	0.8	0.9
Non-Taxable gain on debt discharge	—	(35.1)	—	—
Non-deductible reorganization costs	—	3.3	—	—
Change in valuation allowance	23.8	—	28.5	21.2
State income taxes, net of federal	1.8	—	(0.4)	(0.1)
Other, net	(1.3)	—	1.0	1.5
	28.6%	—%	(4.6)%	(12.1)%

As discussed in note 1(b), the Company emerged from Chapter 11 bankruptcy on May 6, 2004. Under provisions of certain federal and state income tax laws, emergence from bankruptcy will have the effect of substantially reducing the Company’s ability to utilize the net operating loss carryforwards during 2004 and eliminates most, if not all, future benefit associated with the net operating loss carryforwards and the alternative minimum tax credit carryforwards for 2005 and subsequent years. The income tax attributes of other assets may also be reduced. To the extent asset basis is reduced for tax purposes, depreciation, and amortization of assets will also be reduced and, as a result, a gain may be recognized (and, therefore more tax imposed) in conjunction with the disposition of such assets. The Company must generally reduce its tax attributes, such as NOLs, tax credits, capital loss carryforwards, and tax basis in its assets, by any cancellation of indebtedness (COI) income realized. This reduction is effective January 1, 2005.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:
Accruals for financial reporting purposes, principally workers’ compensation and black lung obligations	$46,279	$34,340
Alternative minimum tax credit carryforwards	5,450	5,425
Net operating loss carryforwards	55,631	56,213
Accumulated comprehensive income	26	7,162
Total gross deferred tax assets	107,386	103,140
Less valuation allowance	61,081	45,859
Net deferred tax asset	46,305	57,281
Deferred tax liabilities—property, plant and equipment, principally due to differences in depreciation, depletion and amortization	80,920	57,281
Net deferred tax asset (liability)	$(34,615)	$—

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

At December 31, 2004, the Company has consolidated net operating loss carryforwards (NOLs) for federal income tax purposes of approximately $136,000, consolidated Kentucky net operating loss carryforwards of approximately $97,000 and a separate company limited federal net operating loss of approximately $13,000 which was obtained via a 1998 acquisition. These net operating loss carryforwards generate a combined federal and state tax benefit of approximately $55,600. In addition, the Company has alternative minimum tax credit carryforwards of approximately $5,450. The Company has fully reserved its NOLs and alternative minimum tax credits.

At December 31, 2004, the Company had a $61,081 valuation allowance recorded for the portion of the deferred tax assets that are not anticipated to be realizable in the future. The tax valuation allowance includes $14,600 recorded due to the impact of the Fresh Start Accounting Entries. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon availability of the deferred tax assets and the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

In addition to the $27,391 increase in the deferred tax liability that was originally recorded in connection with the fresh start accounting adjustment (see note 3), the Company recorded an additional increase in the deferred tax liability of $6,458 to adjust the fair values assigned to certain assets and liabilities for purposes of applying fresh start accounting.

During the years ended December 31, 2003 and 2002, the Company received income tax refunds of $4,980 and $5,677 and made no income tax payments. The Company made income tax payments of $2,600 and $0 for the eight months ended December 31, 2004 and the four months ended April 30, 2004, respectively.

(11)	EMPLOYEE BENEFIT PLANS

(a)	Defined Benefit Pension Plan

Substantially all employees of the Company who meet certain length of service requirements are covered by a qualified noncontributory defined benefit pension plan. The Company’s funding policy is to contribute annually an amount at least equal to the minimum funding requirements actuarially determined in accordance with the Employee Retirement Income Security Act of 1974.

The plan assets for the qualified defined benefit pension plan are held by an independent trustee. The plan’s assets include cash and cash equivalents, corporate and government bonds, preferred and common stocks. The Company has an internal investment committee that sets investment policy, selects and monitors investment managers and monitors asset allocation.

The investment policy for the pension plan assets includes the objectives of providing growth of capital and income while achieving a target annual rate of return of 8.0% over a full market cycle, approximately 5 to 7 years. Diversification of assets is employed to reduce risk. The target asset allocation is 70% for equity securities (including 45% Large Cap, 15% Small Cap, 10% International) and 30% for cash and interest bearing securities. The investment policy is based on the assumption that the overall portfolio volatility will be similar to that of the target allocation. Given the volatility of the capital markets, strategic adjustments in various asset classes may be required to rebalance asset allocation back to its target policy. Investment fund managers are not permitted to invest in certain securities and transactions as outlined by the investment policy statements specific to each investment category without prior investment committee approval.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

portfolio. This evaluation resulted in the selection of the 8.0% long-term rate of return on assets assumption for the year ended December 31, 2004.

The fair value of the major categories of qualified defined benefit pension plan assets includes the following:

	2004		2003
	Amount	Percentage	Amount	Percentage
Equity securities	$24,859	67.7%	$19,732	66.4%
Debt securities	10,689	29.1%	9,836	33.1%
Other (includes cash and cash equivalents)	1,195	3.2%	149	0.5%
	36,743	100.0%	29,717	100.0%

The following table sets forth changes in the plan’s benefit obligations, changes in the fair value of plan assets, and funded status at December 31, 2004 and 2003:

	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$48,522	$41,013
Service cost	1,834	1,764
Interest cost	2,924	2,707
Actuarial loss	7,207	4,985
Benefits paid	(1,851)	(1,947)
Benefit obligation at end of year	58,636	48,522
Change in plan assets:
Fair value of plan assets at beginning of year	29,717	23,718
Actual return on plan assets	3,590	4,333
Employer contributions	5,287	3,613
Benefits paid	(1,851)	(1,947)
Fair value of plan assets at end of year	36,743	29,717
Reconciliation of funded status:
Funded status	(21,893)	(18,805)
Unrecognized actuarial loss	6,149	23,348
Unrecognized prior service cost	—	390
Net amount recognized	(15,744)	4,933
Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit liability	(15,744)	(14,315)
Intangible asset	—	390
Accumulated other comprehensive loss	—	18,858
Net amount recognized	(15,744)	4,933

The accumulated benefit obligation of the plan was $52,446 and $44,032 as of December 31, 2004 and 2003, respectively. Company contributions in 2005 are expected to be approximately $5,046.

During Fresh Start Accounting (note 3), the Company adjusted the previously unrecognized actuarial loss and the previously unrecognized prior service costs to $0.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

The components of net periodic benefit cost and the benefits paid by period are as follows:

	Successor	Predecessor
	Eight Months Ended 12/31/04	Four Months Ended 4/30/04	Year Ended 2003	Year Ended 2002
Service cost	$1,223	611	1,764	1,583
Interest cost	1,959	965	2,707	2,444
Expected return on plan assets	(1,721)	(811)	(2,092)	(2,122)
Amortization of prior service cost	—	130	843	843
Recognized actuarial loss	—	340	1,178	670
Net periodic benefit cost	$1,461	1,235	4,400	3,418
Benefits Paid	$1,288	563	1,947

The weighted-average assumptions used in determining pension benefit obligations and pension expense are as follows:

	2004	2003	2002
Discount rate	5.50%	6.00%	6.75%
Expected return on plan assets	8.00%	8.00%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%
Measurement date	October 1, 2004	October 1, 2003	October 1, 2002

The following benefit payments are expected to be paid (based on the assumptions described above).

Year ended December 31:
2005	$1,989
2006	2,122
2007	1,782
2008	1,982
2009	2,170
Thereafter	14,485

(b)	Savings and Profit Sharing Plan

All eligible employees of the Company may participate in the Company’s Savings and Profit Sharing Plan. Employees may contribute up to 15% of their salary to the Plan. The Company is required to match up to 3% of the employee’s salary and may also make an additional discretionary contribution. The Company recognized approximately $588, $253, $832 and $965 of expense relating to the Savings and Profit Sharing Plan for the eight months ended December 31, 2004, the four months ended April 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

(c)	Nonqualified Retirement Plan

The Company sponsored a nonqualified plan that provided retirement benefits to certain officers to supplement benefits not provided under the qualified plan. The Company owned insurance policies designed to fund benefits under the nonqualified plan, which were placed in a Rabbi Trust. The cash surrender value of the life insurance policies totaled $3,132 at December 31, 2003. The Plan was terminated March 25, 2003.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

The following table sets forth the benefit obligation of the nonqualified retirement plan at December 31, 2003:

2003
Benefit obligation at beginning of year	$4,244
Service cost	14
Interest cost	95
Actuarial (gain) loss	2,423
Benefits paid	(28)
Benefits forfeited	(2,370)
Benefit obligation at end of year	$4,378

The components of net periodic benefit cost for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Service cost	$14	$158
Interest cost	95	312
Amortization of prior service cost	28	111
Recognized actuarial loss	6	55
Recognized benefits forfeited	(2,371)	—
Effect of plan termination	4,388	—
Net periodic benefit cost	2,160	636

The weighted-average assumptions used in determining pension benefit obligations and pension expense are as follows:

	2003	2002
Discount rate	6.00%	6.75%
Rate of compensation increase	4.00%	4.00%
Measurement date	March 25, 2003	October 1, 2002

As part of the Company’s Plan of Reorganization the assets of the Rabbi Trust were transferred to the unsecured creditors Liquidating Trust to pay unsecured creditors’ claims. Prior to the termination of the Plan, the Company recognized a gain on benefits forfeited by a Company employee as part of a settlement agreement. The Company also recorded an expense of $4,388 on March 25, 2003 when the Plan was terminated. The benefit obligation for the nonqualified plan is included in Liabilities Subject to Compromise at December 31, 2003.

(12)	MAJOR CUSTOMERS

In the eight months ended December 31, 2004, approximately 50% of revenues were from two customers, the largest of which represented 30% of revenues. In the four months ended April 30, 2004, approximately 54% of revenues were from two customers, the largest of which represented 31% of revenues. In 2003, approximately 73% of total revenues was from three customers, the largest of which represented 43% of revenues. In 2002, approximately 60% of revenues were from two customers, the largest of which represented 39% of coal revenues.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(13)	LEASES

The Company is obligated under capital leases covering certain machinery and equipment that expire at various dates during the next three years. At December 31, 2004 and 2003, the gross amount of machinery and equipment and related accumulated amortization recorded under capital leases were as follows:

	2004	2003
Machinery and equipment	$1,367	3,189
Less accumulated amortization	539	1,111
	$828	2,078

Amortization of assets held under capital leases is included with depreciation expense. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2004 are:

	Capital leases	Operating leases
Year ended December 31:
2005	$459	$605
2006	444	312
2007	239	240
2008	—	82
	1,142	$1,239
Less amount representing interest (at 8.5%)	117
Present value of net minimum capital lease payments	1,025
Less current portion of obligations under capital leases	388
Obligations under capital leases, excluding current portion	$637

The Company incurred rent expense on equipment and offices space of approximately $462, $278, $1,090, and $1,299 for the eight months ended December 31, 2004, the four months ended April 30, 2004 and the years ended December 31, 2003, and 2002, respectively.

(14)	COMMITMENTS AND CONTINGENCIES

Future minimum royalty commitments under coal lease agreements at December 31, 2004 were as follows:

Royalty commitments
Year ended December 31:
2005	$14,705
2006	15,919
2007	15,314
2008	14,512
2009 and thereafter	81,282
$141,732

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

Certain coal leases do not have set expiration dates but extend until completion of mining of all merchantable and mineable coal reserves. For purposes of this table, the Company generally assumed that minimum royalties on such leases will be paid for a period of ten years.

The Company has established irrevocable letters of credit totaling $29,960 as of December 31, 2004 to guarantee performance under certain contractual arrangements. The Company has letters of credit totaling $7,822 that are collateralized by restricted cash (see note 1(c)). The remaining letters of credit totaling $22,138 were issued under the Senior Secured Credit Facility and reduce the Company’s availability under the $30,000 revolver component. The Company is charged a fee of 2.5% annually on letters of credit outstanding.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

(15)	OTHER OPERATING EXPENSES

For the year ended December 31, 2002, other operating expenses consist of the following:

Fixed asset disposals	$9,111
Write off of mine development costs	7,664
Write off of prepaid royalties on abandoned properties	4,167
Write off of capitalized debt issuance costs for terminated transactions	4,062
Accrual for legal obligations	1,512
Other	38
$26,554

(16)	REORGANIZATION ITEMS, NET

Reorganization items consist of the following:

	Predecessor
	Four Months Ended 4/30/04	Year Ended 12/31/03
Professional fees and administrative expenses	$10,685	8,399
Forgiveness of receivable for subscribed shares, including accrued interest	—	94
Gain on settlements of obligations, net	(111,533)	(798)
Interest income	(59)	(65)
	$(100,907)	7,630

Cash paid for reorganization items totaled $8,083, $1,208 and $9,882 for the eight months ended December 31, 2004, the four months ended April 30, 2004 and for the year ended December 31, 2003, respectively. The Company also received $900 during 2003 in a settlement of potential litigation related to collecting the remaining proceeds from the sale of mining property and retained royalty obligations in 1998.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(17)	CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR RECLAMATION LIABILITIES

Effective January 1, 2003 the Company changed its method of accounting for reclamation liabilities in accordance with the provisions of Statement No. 143. As a result of adoption of Statement No. 143, the Company recognized an increase in total reclamation liability of $6,849. The Company recorded the related capitalized asset retirement costs by increasing property, plant and equipment, net of accumulated depreciation, by $3,804. The cumulative effect of the change on prior years resulted in a charge to operations of $3,045.

The pro forma effect of the application of Statement No. 143, as if Statement No. 143 had been applied retroactively, is presented below:

2002
Net loss, as reported	$(59,097)
Pro forma net loss	(59,778)

(18)	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period, excluding restricted common stock subject to continuing vesting requirements. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period and, when dilutive, potential common shares from the exercise of stock options and restricted common stock subject to continuing vesting requirements, pursuant to the treasury stock method.

The following table provides a reconciliation of the number of shares used to calculate basic and diluted earnings (loss) per share:

	Successor Company Eight Months Ended 12/31/04	Predecessor Company Four Months Ended 4/30/04	Predecessor Company Twelve Months Ended 12/31/03	Predecessor Company Twelve Months Ended 12/31/02
Weighted average number of common shares outstanding:
Basic	13,799,994	16,890	16,890	16,890
Effect of dilutive instruments	822,626	—	—	—
Diluted	14,622,620	16,890	16,890	16,890

On May 6, 2004 the Company emerged from bankruptcy under a joint plan of reorganization. On that date the Company cancelled all existing equity securities and issued 13,799,994 shares of new common stock, which were distributed pro-rata to the pre-petition secured creditors.

(19)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined by the Company using available market information. As of December 31, 2004, except for long-term debt obligations, the carrying amounts of all financial instruments approximate their fair values due to their short maturities. The Company believes that the fair value of its outstanding debt approximates fair value at December 31, 2004 based on the timing of the issuance of these securities.

As a result of the Company’s financial difficulties and default on its debt obligations the Company was unable to estimate the fair value of its debt obligations at December 31, 2003.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(20)	SUBSEQUENT EVENT

In March 2005, the Company signed a definitive agreement to acquire Triad Mining Inc. (“Triad”) for approximately $75 million, consisting of $64 million in cash and $11 million of Company common stock. Triad operates six surface mines and one underground mine in Southern Indiana.

(21)	QUARTERLY INFORMATION (UNAUDITED)

Set forth below is the Company’s quarterly financial information for the previous two fiscal years:

	Three Months Ended (1)
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Total revenue	$80,858	97,576	89,881	77,332
Gross profit (loss)	5,879	18,099	8,276	(906)
Income (loss) from operations	2,318	14,071	3,434	(4,910)
Reorganization items gain (loss), net	(1,557)	102,465	—	—
Income (loss) before taxes	411	115,650	1,780	(7,085)
Net income (loss)	411	113,923	1,399	(5,768)
Income per share (Basic and Diluted)	$24.33	N/A(2)	0.10	(0.42)

	Three Months Ended (1)
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Total revenue	$77,372	78,704	79,885	68,092
Gross loss	(6,375)	(1,015)	(950)	(6,974)
Loss from operations	(14,495)	(5,003)	(4,650)	(11,000)
Reorganization items gain (loss), net	—	(2,541)	(2,471)	(2,618)
Loss before taxes	(31,022)	(7,681)	(7,414)	(13,534)
Loss before cumulative effect of accounting change	(28,131)	(7,681)	(7,414)	(13,534)
Net loss	(31,176)	(7,681)	(7,414)	(13,534)
Loss per share (Basis and Diluted):
Loss before cumulative effect of accounting change	$(1,665.56)	(464.85)	(438.97)	(801.33)
Net loss	$(1,845.84)	(464.85)	(438.97)	(801.33)

(1)	The quarters ended in 2003 and the quarter ended March 31, 2004, represent the results of the Predecessor Company. The quarter ended June 30, 2004 includes the Predecessor Company for one month (April 2004) and the Successor Company for two months. The quarters ended September 30, 2004 and December 31, 2004 represent the results of the Successor Company. As discussed in Note 1, the consolidated financial statements of the Company after emergence from bankruptcy are those of a new reporting entity (the Successor) and are not comparable to the financial statements of the pre-emergence Company (the Predecessor).

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Share Data)

(2)	Information for the net income per share for the two months ended June 30, 2004 (Successor) and the one month ended April 30, 2004 (Predecessor) follows:

	Two Months Ended June 30, 2004	One Month Ended April 30, 2004
Total revenue	$64,485	33,091
Gross profit (loss)	11,637	6,462
Income from operations	9,071	5,000
Reorganization items gain (loss), net	—	102,465
Income before taxes	8,072	107,578
Net income	6,345	107,578
Basic Earnings Per Share	0.46	6,369.32
Diluted Earning Per Share	0.43	6,369.32

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash	$1,724	3,879
Receivables:
Trade	37,496	23,871
Other	2,928	7,362
Total receivables	40,424	31,233
Inventories:
Coal	5,500	2,305
Materials and supplies	4,446	4,084
Total inventories	9,946	6,389
Prepaid royalties	3,731	4,358
Other current assets	4,310	6,337
Total current assets	60,135	52,196
Property, plant, and equipment, at cost:
Land	2,745	2,698
Mineral rights	162,577	162,577
Buildings, machinery and equipment	114,597	106,105
Mine development costs	11,428	5,729
Construction-in-progress	706	231
Total property, plant, and equipment	292,053	277,340
Less accumulated depreciation, depletion, and amortization	31,272	21,765
Property, plant and equipment, net	260,781	255,575
Restricted cash (note 1(c))	8,425	8,404
Other assets	11,792	11,651
Total assets	$341,133	327,826

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2005	December 31, 2004
	(Unaudited)
Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt (note 3)	$3,600	2,700
Current installments of obligations under capital leases	374	388
Accounts payable	25,043	15,116
Accrued salaries, wages, and employee benefits	3,235	2,093
Workers’ compensation benefits	12,090	12,090
Black lung benefits	2,600	2,600
Accrued taxes	4,326	3,530
Other current liabilities	4,654	3,633
Total current liabilities	55,922	42,150
Long-term debt, less current maturities (note 3)	91,400	92,300
Other liabilities:
Noncurrent portion of workers’ compensation benefits	38,381	38,223
Noncurrent portion of black lung benefits	23,421	23,341
Pension obligations	15,206	15,744
Asset retirement obligations	15,129	14,939
Obligations under capital leases, excluding current installments	518	637
Deferred income taxes	34,569	34,615
Other	245	292
Total liabilities	274,791	262,241
Shareholders’ equity
Preferred Stock, $1.00 par value. Authorized 10,000,000 shares; none issued	—	—
Common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 14,740,694 and 14,715,694, respectively	147	147
Paid-in-capital	73,592	71,784
Deferred stock-based compensation	(8,900)	(7,540)
Retained earnings	1,460	1,151
Accumulated other comprehensive income	43	43
Total shareholders’ equity	66,342	65,585
Commitments and contingencies (note 5)
Total liabilities and shareholders’ equity	$341,133	327,826

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Successor	Predecessor
	Three Months Ended 03/31/05	Three Months Ended 03/31/04
Revenues	$97,875	80,858
Cost of sales:
Cost of coal sold	80,942	65,707
Depreciation, depletion, and amortization	9,478	9,272
Total cost of sales	90,420	74,979
Gross profit	7,455	5,879
Selling, general, and administrative expenses	5,035	3,561
Total operating income	2,420	2,318
Interest expense (note 3)	2,186	403
Interest income	(21)	—
Miscellaneous income, net	(123)	(53)
Total other expense, net	2,042	350
Income before reorganization items and income tax expense	378	1,968
Reorganization items, net (note 6)	—	1,557
Income before income taxes	378	411
Income tax expense	69	—
Net income attributable to common shareholders	$309	411
Earnings per common share (note 7)
Basic earnings per common share	$0.02	24.33
Shares used to calculate basic earnings per share	13,800	17
Diluted earnings per common share	$0.02	24.33
Shares used to calculate diluted earnings per share	14,752	17

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
Three Months ended March 31, 2005 (Successor), eight months ended December 31, 2004 (Successor) and four months ended April 30, 2004 (Predecessor)

(in thousands)	Common stock	Paid-in- capital	Deferred stock-based Compensation	Retained earnings (accumulated deficit)	Subscribed shares	Accumulated other comprehensive income (loss)	Total
Predecessor Company
Balances, December 31, 2003	$—	226	—	(107,989)	(821)	(15,017)	(123,601)
Net income	—	—	—	107,989	—	—	107,989
Minimum pension liability adjustment	—	—	—	—	—	(692)	(692)
Comprehensive income							107,297
Application of fresh start accounting (note 2)
Cancellation of Predecessor common stock	—	(226)	—	—	—	—	(226)
Elimination of Predecessor accumulated other comprehensive loss and subscribed shares	—	—	—	—	821	15,709	16,530
Balances, April 30, 2004	$—	—	—	—	—	—	—

Successor Company
Issuance of Successor common stock	$138	63,153	—	—	—	—	63,291
Net income	—	—	—	1,976	—	—	1,976
Unrealized gain on marketable securities, net	—	—	—	—	—	43	43
Comprehensive Income							2,019
Deferred compensation related to restricted stock awards	9	8,631	(8,640)	—	—	—	—
Cost to register common stock	—	—	—	(825)	—	—	(825)
Amortization of deferred stock-based compensation	—	—	1,100	—	—	—	1,100
Balances, December 31, 2004	147	71,784	(7,540)	1,151	—	43	65,585
Net income	—	—	—	309	—	—	309
Deferred compensation related to restricted stock awards	—	1,808	(1,808)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	448	—	—	—	448
Balances, March 31, 2005	$147	73,592	(8,900)	1,460	—	43	66,342

See accompanying notes to consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Successor	Predecessor
	Three Months Ended 03/31/05	Three Months Ended 03/31/04
Cash flows from operating activities:
Net income	$309	411
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion, and amortization	9,478	9,271
Accretion of asset retirement obligations	325	299
Amortization of debt issue costs	103	—
Amortization of deferred stock-based compensation	448	—
Deferred income tax expense	(46)	—
Gain on sale or disposal of property, plant, and equipment	6	14
Changes in operating assets and liabilities:
Receivables	(9,191)	(10,776)
Inventories	(3,557)	(3,068)
Prepaid royalties and other current assets	627	(1,193)
Other assets	1,783	27
Accounts payable	9,927	(3,241)
Accrued salaries, wages, and employee benefits	1,142	1,211
Accrued taxes	796	2,127
Other current liabilities	1,021	1,172
Workers’ compensation benefits	158	1,165
Black lung benefits	80	(391)
Pension obligations	(538)	28
Asset retirement obligation	(135)	(131)
Other liabilities	(47)	4
Net cash provided by (used in) operating activities	12,689	(3,071)
Cash flows from investing activities:
Additions to property, plant, and equipment	(14,690)	(6,815)
Proceeds from sale of equipment and property	—	40
Increase in restricted cash	(21)	(21)
Net cash used in investing activities	(14,711)	(6,796)
Cash flows from financing activities:
Proceeds from borrowings	—	6,400
Principal payments under capital lease obligations	(133)	(101)
Net cash provided by (used in) financing activities	(133)	6,299
Decrease in cash	(2,155)	(3,568)
Cash at beginning of period	3,879	4,890
Cash at end of period	$1,724	1,322

See accompanying notes to condensed consolidated financial statements.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

(a)	Description of Business and Principles of Consolidation

The Company mines, processes and sells bituminous, low sulfur, steam- and industrial-grade coal through five operating subsidiaries located throughout Eastern Kentucky. Substantially all coal sales and accounts receivable relate to the electric utility and industrial markets.

The interim condensed consolidated financial statements include the accounts of James River Coal Company and its wholly owned subsidiaries. The interim condensed consolidated financial statements of James River Coal Company and subsidiaries (Company) as of and for the three months ended March 31, 2005, and the three months ended March 31, 2004 presented in this report are unaudited. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2004. The balances presented as of December 31, 2004 are derived from the Company’s audited consolidated financial statements.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in order to prepare these condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant estimates made by management include the valuation allowance for deferred tax assets, accrued reclamation costs and amounts accrued related to the Company’s workers’ compensation, black lung, health claim, and pension obligations. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring accruals, which are necessary to present fairly the consolidated financial position of the Company and the consolidated results of its operations and cash flows for all periods presented.

(b)  Bankruptcy and Restructuring

On March 25, 2003, James River Coal Company and subsidiaries (the Company) filed a voluntary petition for relief under Chapter 11 with the United States Bankruptcy Court for the Middle District of Tennessee. On April 21, 2004 the United States Bankruptcy Court for the Middle District of Tennessee confirmed the Company’s Plan of Reorganization (the Plan). The Plan of Reorganization became effective May 6, 2004 (the Effective Date) which is the date on which the Company formally emerged from Chapter 11. Pursuant to the Plan, the Company’s unsecured creditors claims were discharged and terminated.

The Company’s accompanying consolidated financial statements for the three months ended March 31, 2004, have been prepared in accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7), which provides guidance for financial reporting by entities that have filed petitions under Bankruptcy. The consolidated financial statements after emergence are those of a new reporting entity (the Successor) and are not comparable to the consolidated financial statements of the pre-emergence Company (the Predecessor). A black line has been drawn in the financial statements to distinguish Predecessor and Successor financial information. See note 2 for additional information.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(c)  Restricted Cash

As of March 31, 2005 and December 31, 2004, $8,425 and $8,404 respectively, of the Company’s cash was restricted as to its use. Restrictions were imposed by the Company’s bank relating to a letter of credit issued to one of the Company’s insurers (see note 5).

(d)  Inventories

Inventories of coal and materials and supplies are stated at the lower of cost or market. Cost is determined using the average cost for coal inventories and the first-in, first-out method for materials and supplies. Coal inventory costs include labor, supplies, equipment cost, depletion, royalties, black lung tax, reclamation tax and preparation plant cost. Coal is classified as inventory at the point in time that the coal is extracted and removed from the mine.

(e)  Reclamation Costs

Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 requires that asset retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows, in the period in which it is incurred. The estimate of ultimate reclamation liability and the expected period in which reclamation work will be performed is reviewed periodically by the Company’s management and engineers. In estimating future cash flows, the Company considers the estimated current cost of reclamation and applies inflation rates and a third party profit, as necessary. The third party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of the Company. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is included in cost of produced coal. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is incurred. At March 31, 2005 and December 31, 2004, the Company had accrued $16,179 and $15,989, respectively, related to estimated mine reclamation costs.

(f)  Workers’ Compensation

The Company is liable for workers’ compensation benefits for traumatic injuries under state workers’ compensation laws in which it has operations. Subsequent to 2001, a portion of its workers’ compensation benefits are payable under a high-deductible, fully-insured workers’ compensation insurance policy. For claims incurred prior to 2002, the Company is self-insured, except for those claims incurred between 1979 and 1982, which are covered by a third party insurance company. Specific excess insurance with independent insurance carriers is in force to cover traumatic claims in excess of the self-insured limits.

The Company accrues for workers’ compensation benefits by recognizing a liability when it is probable that the liability has been incurred and the cost can be reasonably estimated. To assist in the determination of this estimated liability, the Company utilizes the services of third party administrators who develop claim reserves from historical experience. These third parties provide information to independent actuaries, who after review and consultation with the Company with regards to actuarial assumptions, including discount rate, prepare an evaluation of the liabilities for workers’ compensation benefits.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(g)  Black Lung Benefits

The Company is responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various states’ statutes for the payment of medical and disability benefits to employees and their dependents resulting from occurrences of coal worker’s pneumoconiosis disease (black lung). The Company provides for federal and state black lung claims through a self-insurance program. The Company uses the service cost method to account for its self-insured black lung obligation. The liability measured under the service cost method represents the discounted future estimated cost for former employees either receiving or projected to receive benefits, and the portion of the projected liability relative to prior service for active employees projected to receive benefits.

The periodic expense for black lung claims under the service cost method represents the service cost, which is the portion of the present value of benefits allocated to the current year, interest on the accumulated benefit obligation, and amortization of unrecognized actuarial gains and losses. The Company amortizes unrecognized actuarial gains and losses over the average remaining work life of the workforce.

Annual actuarial studies are prepared by independent actuaries using certain assumptions to determine the liability. The calculation is based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents, and interest rates. These assumptions are derived from actual Company experience and industry sources.

(h)  Revenue Recognition

Revenues include sales to customers of Company-produced coal and coal purchased from third parties. The Company recognizes revenue from the sale of Company-produced coal and coal purchased from third parties at the time delivery occurs and title passes to the customer, which is either upon shipment or upon customer receipt of coal based on contractual terms. Also, the sales price must be determinable and collection reasonably assured.

(i)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)  Equity-Based Compensation Plan

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded based on the quoted market price of the Company’s stock at the end of the period. Stock-based compensation other than stock options is recorded to expense on a straight-line basis. The Company has implemented the disclosure-only provisions of FASB Statement No. 123 “Accounting for Stock-Based Compensation”. The Company has not recognized stock-based compensation expense related to stock options in any period as all options granted had an exercise price at least equal to the fair value of the underlying common stock on the date of the grant. If the Company

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

had followed the fair value method under FASB Statement No. 123 for options outstanding the impact on the three months ended March 31, 2005 would have been less than $.01 per share. In performing the Statement No. 123 analysis for stock options, a risk free rate of 5% was assumed, expected volatility was zero, and no dividends were anticipated. The Company had no stock options outstanding as of March 31, 2004.

If the Company had followed the fair value method under FASB Statement No. 123 to account for stock based compensation cost for restricted stock grants the amount of stock based compensation, net of related tax, which would have been recognized for each period and pro-forma net income for each period would have been as follows (in 000’s except per share amounts):

Three Months March 31, 2005
Net Income, as reported	$309
Add: Net stock-based employee compensation expense recorded for restricted and performance based stock grants	358
Deduct: Net stock-based employee compensation expense for restricted and performance based stock grants determined under Black-Scholes option pricing model	(289)
Pro forma net income	$378
Income per share:
Basic—as reported	$0.02
Basic—pro forma	$0.03
Diluted—as reported	$0.02
Diluted—pro forma	$0.03

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS 123R), which requires all public companies to measure compensation cost in the income statement for all share-based payments (including employee stock options) at fair value. The Company intends to adopt FAS 123R on January 1, 2006 using the modified-prospective method. The Company has not completed its assessment of the impact of the adoption of this statement on its financial statements.

(2)  FRESH START ACCOUNTING

The Company implemented fresh start accounting and reporting in accordance with SOP 90-7 on April 30, 2004, the end of the Company’s most recent fiscal month prior to the Effective Date. Fresh start accounting requires that the reorganization value of the reorganized debtors be allocated to their assets in conformity with FASB Statement No. 141, Business Combinations, for transactions reported under the purchase method. The enterprise value (value of the net assets and liabilities excluding cash, debt, and capital leases) of the reorganized company was estimated to range from $145 million to $165 million based on a third-party valuation prepared in connection with the bankruptcy proceedings. For purposes of applying fresh start accounting, an enterprise value for the reorganized company of $155 million was utilized.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The effects of the Plan and the application of fresh-start accounting on the Company’s pre-confirmation consolidated balance sheet include adjustments to record the gain on the debt extinguished under the plan and adjustments to record the assets of the Company at their estimated fair value and the liabilities of the Company at their estimated present values. The reorganization value was derived from the enterprise value for the reorganized company as follows: (amounts in 000’s)

Estimated enterprise value of the reorganized company	$155,000
Borrowings under credit facility	(6,400)
Capital leases assumed	(1,396)
Cash balance excluded from enterprise value	1,301
Administrative claims payable excluded from enterprise value	(10,214)
138,291
Less: new secured debt issued to extinguish prepetition debt	75,000
Fair value of common shares issued to extinguish prepetition debt	$63,291

James River Coal Company
Reorganized Condensed Consolidated Balance Sheet
As of April 30, 2004
(amounts in 000’s)
(Unaudited)

		Fresh Start Adjustments
Assets	Predecessor Company 4/30/04	Debt Extinguishment	Reorganization Adjustments	Successor Company 4/30/04
Cash	$1,301	—	—	1,301
Receivables	35,838	—	—	35,838
Inventories	11,930	—	1,079 (2)	13,009
Prepaid royalties	9,932	—	(362)(2)	9,570
Other current assets	4,463	—	(347)(2)	4,116
Total current assets	63,464	—	370	63,834
Land and mineral rights	223,004	—	(57,567)(2)	165,437
Buildings, machinery, and equipment	236,901	—	(155,050)(2)	81,851
Mine development costs	12,984	—	(12,984)(2)	—
Construction-in-progress	974	—	—	974
	473,863	—	(225,601)	248,262
Less accumulated depreciation, depletion, and amortization	219,604	—	(219,604)(2)	—
Net property, plant, and equipment	254,259	—	(5,997)	248,262
Restricted cash	8,348	—	—	8,348
Other long-term assets	6,518	(3,110)(1)	(734)(2)	2,674
Total assets	$332,589	(3,110)	(6,361)	323,118

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

James River Coal Company
Reorganized Condensed Consolidated Balance Sheet
As of April 30, 2004
(amounts in 000’s)
(Unaudited)

	Fresh Start Adjustments
Liabilities and Shareholders’ Equity (Deficit)	Predecessor Company 4/30/04	Debt Extinguishment		Reorganization Adjustments	Successor Company 4/30/04
Borrowings under DIP credit agreement	$6,400	—		—	6,400
Current installments of obligations under capital leases	749	—		(272)(3)	477
Accounts payable	26,293	—		—	26,293
Accrued salaries, wages and employee benefits	4,501	—		—	4,501
Workers’ compensation benefits	9,500	—		—	9,500
Black lung benefits	2,500	—		—	2,500
Accrued taxes	3,588	—		—	3,588
Other current liabilities	4,037	—		—	4,037
Total current liabilities	57,568	—		(272)	57,296
Long term debt	—	75,000	(1)	—	75,000
Noncurrent portion of workers’ compensation benefits	42,699	—		—	42,699
Noncurrent portion of black lung benefits	10,661	—		13,610 (4)	24,271
Pension obligations	14,267	—		3,363 (5)	17,630
Asset retirement obligations	13,963	—		—	13,963
Obligations under capital leases, excluding current installments	1,159	—		(240)(3)	919
Deferred income taxes	—	—		27,391 (6)	27,391
Other long term liabilities	658	—		—	658
Total other liabilities	83,407	—		44,124	127,531
Liabilities subject to compromise	319,451	(319,451)(1)		—	—
Total liabilities	460,426	(244,451)		43,852	259,827
Common stock	—	138	(1)	—	138
Paid-in-capital	226	63,153	(1)	(226)(7)	63,153
Retained earnings (accumulated deficit)	(111,533)	178,050	(1)	(66,517)(7)	—
Subscribed shares	(821)	—		821 (7)	—
Accumulated other comprehensive income (loss)	(15,709)	—		15,709 (7)	—
Total shareholders’ equity (deficit)	(127,837)	241,341		(50,213)	63,291
Total liabilities and shareholders’ equity	$332,589	(3,110)		(6,361)	323,118

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The following is a description of the fresh start adjustments for debt extinguishment and reorganization adjustments:

Extinguishment of Debt

(1)	Liabilities subject to compromise that were extinguished in bankruptcy consist of the following (amounts in 000’s):

Pre-petition bank loan agreement	$207,807
Pre-petition senior note	37,953
Accrued and unpaid interest	12,234
Terminated interest rate swap	8,434
Total secured	266,428
Promissory notes	5,176
Redeemable preferred stock	8,500
Accounts payable and other	39,347
Total unsecured	53,023
Total liabilities subject to compromise	$319,451

The Company issued new common shares, new secured debt, and transferred its interest in specified life insurance policies held in a rabbi trust to the creditors in full satisfaction of pre-petition claims. The gain on extinguishment of pre-petition claims is calculated as follows (amounts in 000’s):

Liabilities subject to compromise	$319,451
Less: Assets of rabbi trust transferred to creditors	(3,110)
Less: New secured debt issued in exchange for pre-petition debt	(75,000)
Less: Fair value of common shares issued	(63,291)
Gain on extinguishment of pre-petition claims	$178,050

Reorganization Adjustments

(2)	In connection with the application of fresh start accounting, the Company made adjustments aggregating approximately $6.3 million to record its identifiable assets at fair value as follows (amounts in 000’s):

Increase/(Decrease)
Coal inventories	$1,079
Prepaid royalties	(362)
Other current assets	(347)
Land and mineral rights	(57,567)
Buildings, machinery and equipment	(155,050)
Mine development costs	(12,984)
Less accumulated depreciation, depletion, and amortization	219,604
Other long-term assets	(734)
Total fair value adjustments to identifiable assets	$(6,361)

(3)	Contractual terms of certain capital lease agreements were renegotiated during bankruptcy. Obligations under capital leases have been adjusted to reflect the revised terms.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(4)	The liability for black lung benefits has been adjusted to reflect the total discounted benefit obligation.

(5)	The pension liability has been adjusted to reflect the total discounted projected benefit obligation of the plan.

(6)	Deferred income taxes have been adjusted to reflect differences in the book and tax basis of the revalued assets and liabilities of the Company after application of fresh start accounting.

(7)	The equity of the predecessor company, including subscribed shares and accumulated other comprehensive loss, has been eliminated in fresh start accounting.

(3)	LONG TERM DEBT AND INTEREST EXPENSE

Long-term debt at March 31, 2005 is as follows (amounts in 000’s):

March 31, 2005
Senior secured credit facility:
Term loan component	$20,000
Revolver component	—
Term credit facility	75,000
Total long-term debt	95,000
Less amounts classified as current	3,600
Total long-term debt, less current maturities	$91,400

(a)  Senior Secured Credit Facility

Effective May 6, 2004, the Company closed a $50 million senior secured credit facility with Wells Fargo Foothill, Inc. (the Senior Secured Credit Facility). This facility was used to repay outstanding amounts and replace letters of credit previously issued under the $20 million debtor-in-possession facility to pay expenses associated with the exit from bankruptcy and to provide liquidity for general corporate purposes. The Senior Secured Credit Facility is comprised of a $30 million revolver component and a $20 million term component. The term loan was fully funded at closing. Borrowings under the revolver component bear interest at LIBOR + 2.5% or the Base Rate (as defined in the credit agreement) + 1.0%. Borrowings under the term component bear interest at LIBOR + 5.25% or the Base Rate + 3.85%. The term of the Senior Secured Credit Facility is five years. Principal payments on the term component of $900,000 per quarter commence on April 1, 2005 and continue through April 1, 2009, with the remaining principal balance due on May 6, 2009. Interest is payable in arrears, on the first day of each month on Base Rate borrowings while interest on LIBOR Rate borrowings is due on the last day of the LIBOR interest period. Advances under the Senior Secured Credit Facility are secured by a first priority lien on substantially all of the Company’s assets, and, except for the Term Credit Facility, the Company may not incur additional debt on the assets securing the Revolving Credit Facility. Advances under the revolver component may not exceed a borrowing base calculation derived as a percentage of eligible assets. The Senior Secured Credit Facility can be terminated with 90 days written notice by paying all outstanding principal, interest and making any prepayment premium payments due. The $30 million revolver component has a prepayment premium of 2.5% of the total revolver commitment for the first year, declining to 2.0% for the second year, 1.5% for the third year and 0.5% for the fourth year. There is not a prepayment premium for the fifth year of the revolver component of the Senior Secured Credit Facility. The $20 million term loan component has a prepayment premium of $200,000 (1.0%) if paid prior to April 30, 2007. There is no prepayment premium after April 30, 2007 for the term loan component.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(b)  Term Credit Facility

The Company also entered into a $75 million term credit facility with the Company’s pre-petition secured lenders (the Term Credit Facility) in partial satisfaction of its prepetition obligations, pursuant to the Plan of Reorganization. The term of the Term Credit Facility is seven years, and the repayment of the Term Credit Facility is secured by a second priority lien on substantially all of the Company’s assets. Except for the Senior Secured Credit Facility, the Company may not incur additional debt on the assets securing the Term Credit Facility. In addition, the Company may not incur any unsecured debt (other than normal trade payables) and may not incur more than $5 million of recourse debt (including the Senior Secured Credit Facility and the Term Credit Facility). There is no scheduled amortization of this facility for the first two years. The notes are payable over seven years with principal repayments of $1.5 million per quarter beginning June 30, 2006 and increasing to $2.5 million per quarter beginning June 30, 2008. All remaining principal and interest is due May 6, 2011. Borrowings under the Term Credit Facility may be prepaid without penalty.

(c)  Interest Expense and Other

Until the date of filing of bankruptcy, the Company accrued interest. The Company determined that there was insufficient collateral to cover the interest portion of the scheduled payments on its prepetition debt obligations. As of the bankruptcy date the Company ceased accruing interest on all the prepetition secured debt obligations. If such interest had continued to be accrued, interest expense would have been approximately $5.7 million for the three months ended March 31, 2004. During the three months ended March 31, 2005 and 2004, the Company paid $2,087,000 and $147,000 in interest, respectively.

The Senior Secured Credit Facility and the Term Credit Facility contain financial covenants including a fixed charge coverage, a minimum leverage, minimum consolidated tangible net worth, minimum consolidated total annualized EBITDDA (as defined in each of the credit facilities), and maximum annual limits on capital expenditures. The Company was in compliance with all of the financial covenants for the Senior Secured Credit Facility and the Term Credit Facility as of March 31, 2005. The Company’s debt covenants also prohibit payment of cash dividends.

(4)  EQUITY

(a)  Preferred Stock and Shareholder Rights Agreement

The Company has authorized 10,000,000 shares of preferred stock, $1.00 par value, the rights and preferences of which are established by the Board of the Directors. The Company has reserved 500,000 of these shares as Series A Preferred Stock for issuance under a shareholder rights agreement (the “Rights Agreement”)

On May 25, 2004, the Company’s shareholders approved the Rights Agreement and declared a dividend of one preferred share purchase right (“Right”) for each two shares of common stock outstanding. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock, par value $1.00 per share, at a price of $200 per one one-hundredth of a Series A preferred share. The Rights are not exercisable until a person or group of affiliated or associated persons (an “Acquiring Person”) have acquired or announced the intention to acquire 15% or more of the Company’s outstanding common stock.

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s consolidated assets or earning power is sold after a person or group has become an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person (which will thereafter be void), will receive, upon the exercise of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, each Right holder, other than the Acquiring Person (whose Rights will become void), will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right.

The rights will expire May 25, 2014, unless that expiration date is extended. The Board of Directors may redeem the Rights at a price of $0.001 per Right at any time prior to the time that a person or group becomes an Acquiring Person.

(b)  Redeemable Preferred Stock (Predecessor Company)

The Company had 8,500 shares of Class C, nonvoting, mandatorily redeemable preferred stock outstanding. The preferred shares had a par value of $1,000 per share and a dividend rate of 8%.

On July 1, 2003, the Company adopted Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which required that dividends on redeemable preferred stock be reported as a financing cost in our statement of operations. Accordingly, preferred dividends of $170,000 for the three months ended March 31, 2004, are included in interest expense in the condensed consolidated statements of operations.

The preferred stock was cancelled on May 6, 2004 in accordance with the terms of the Plan of Reorganization.

(5)  COMMITMENTS AND CONTINGENCIES

The Company has established irrevocable letters of credit totaling $32.7 million as of March 31, 2005 to guarantee performance under certain contractual arrangements. The Company has letters of credit totaling $7.8 million that are collateralized by restricted cash (see note 1(c)). The remaining letters of credit totaling $24.9 million were issued under the Senior Secured Credit Facility and reduce the Company’s availability under the $30 million revolver component. The Company is charged a fee of 2.5% annually on letters of credit outstanding.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

(6)  REORGANIZATION ITEMS, NET

Reorganization items, net, consists of the following (amounts in 000’s):

Predecessor Company Three Months Ended 03/31/04
Professional fees and administrative expenses	$1,607
Interest income	(50)
$1,557

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(7)  EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period, excluding restricted common stock subject to continuing vesting requirements. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period and, when dilutive, potential common shares from the exercise of stock options and restricted common stock subject to continuing vesting requirements, pursuant to the treasury stock method.

The following table provides a reconciliation of the number of shares used to calculate basic and diluted earnings per share:

	Successor Company Three Months Ended 3/31/05	Predecessor Company Three Months Ended 3/31/04
Weighted average number of common shares outstanding:
Basic	13,799,994	16,890
Effect of dilutive instruments	951,678	—
Diluted	14,751,672	16,890

On May 6, 2004 the Company emerged from bankruptcy under a joint plan of reorganization. On that date the Company cancelled all existing equity securities and issued 13,799,994 shares of new common stock, which were distributed pro-rata to the pre-petition secured creditors.

(8)  PENSION EXPENSE

The components of net periodic benefit cost are as follows (amounts in 000’s):

	Successor Company Three Months Ended 3/31/05	Predecessor Company Three Months Ended 3/31/04
Service cost	$527	459
Interest cost	793	723
Expected return on plan assets	(761)	(608)
Amortization of prior service cost	—	97
Recognized actuarial loss	—	255
Net periodic benefit cost	$559	926

JAMES RIVER COAL COMPANY AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(9)  PNEUMOCONIOSIS (BLACK LUNG) BENEFITS

The expense for black lung benefits consists of the following (amounts in 000’s):

	Successor Company Three Months Ended 3/31/05	Predecessor Company Three Months Ended 3/31/04
Service cost	$74	74
Interest cost	340	188
Amortization of actuarial loss	54	262
Total expense	$468	524

(10)  DEFINITIVE AGREEMENT TO ACQUIRE TRIAD MINING, INC.

In March 2005, the Company signed a definitive agreement to acquire Triad Mining Inc. (“Triad”) for approximately $75 million, consisting of $64 million in cash and $11 million of Company common stock. Triad operates six surface mines and one underground mine in Southern Indiana.

(11)  SUBSEQUENT EVENT

On April 19, 2005, the Company filed a Registration Statement on Form S-1 for the registration of up to 4,025,000 shares of its common stock, and $150 million of Senior Notes due 2012 (the “Notes”). Payment of the principal and interest on the Notes will be guaranteed by each of the Company’s subsidiaries. The Company has no independent assets or operations (as defined in Rule 3-10(h)(5) of Regulation S-X) aside from those of its subsidiaries. The guarantees will be full and unconditional and joint and several obligations (as such terms are defined in Rule 3-10(h)(5) of Regulation S-X) issued by all of the Company’s subsidiaries. Accordingly, pursuant to Rule 3-10(f) of Regulation S-X, the Company has not provided separate financial information with respect to the Company’s subsidiaries.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Triad Mining, Inc.:

We have audited the accompanying consolidated balance sheet of Triad Mining, Inc. and subsidiary (the Company) as of December 31, 2004 and the related consolidated statements of income, changes in stockholders’ equity and other comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triad Mining, Inc. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Richmond, Virginia
April 12, 2005

TRIAD MINING, INC. AND SUBSIDIARY
Consolidated Balance Sheet
December 31, 2004

Assets
Current assets:
Cash and cash equivalents	$8,135,128
Available for sale securities	16,729,848
Accounts receivable	7,371,053
Coal inventory	981,646
Stores inventory	948,775
Advance royalties — current portion	430,449
Prepaid expenses	545,660
Accrued interest receivable	120,881
Other	28,664
Total current assets	35,292,104
Property and equipment, net	21,245,321
Mineral rights, net	4,052,590
Mine development costs, net	1,070,043
Long-term portion of advance royalties	530,525
$62,190,583

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$1,712,361
Accounts payable	4,756,779
Accrued expenses	1,271,780
Total current liabilities	7,740,920
Reclamation and mine closing liabilities	7,395,580
Total liabilities	15,136,500
Stockholders’ equity:
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 411 shares	48,446
Accumulated other comprehensive loss	(135,967)
Notes receivable from and advances to stockholders	(388,928)
Retained earnings	47,530,532
Total stockholders’ equity	47,054,083
$62,190,583

See accompanying notes to consolidated financial statements.

TRIAD MINING, INC. AND SUBSIDIARY
Consolidated Statement of Income
Year ended December 31, 2004

Coal sales	$81,602,894
Operating costs and expenses:
Cost of coal sold	59,290,543
Selling, administrative, and other	3,736,452
Depreciation	4,621,489
Amortization	878,321
Total operating costs and expenses	68,526,805
Income from operations	13,076,089
Other income (expense):
Interest income	567,227
Interest expense	(174,328)
Loss on sale and impairment of investments	(72,696)
Gain on sale of assets	16,615
Miscellaneous income	112,634
Total other income	449,452
Net income	$13,525,541

See accompanying notes to consolidated financial statements.

TRIAD MINING, INC. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholders’ Equity
and Other Comprehensive Income
Year ended December 31, 2004

	Common Stock	Accumulated other comprehensive loss	Notes receivable from and advances to stockholders	Retained earnings	Total stockholders’ equity
Balances at January 1, 2004	$48,446	$(45,635)	$(137,351)	$45,970,492	$45,835,952
Comprehensive income:
Net income	—	—	—	13,525,541	13,525,541
Other comprehensive loss:
Unrealized losses on securities, net of reclassification adjustment	—	(90,332)	—	—	(90,332)
Comprehensive income					13,435,209
Increase in receivables from and advances to stockholders, net	—	—	(251,577)	—	(251,577)
Distributions to stockholders	—	—	—	(11,965,501)	(11,965,501)
Balances at December 31, 2004	$48,446	$(135,967)	$(388,928)	$47,530,532	$47,054,083

See accompanying notes to consolidated financial statements.

TRIAD MINING, INC. AND SUBSIDIARY
Consolidated Statement of Cash Flows
Year ended December 31, 2004

Operating activities:
Net income	$13,525,541
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,499,810
Accretion of reclamation and mine closing liabilities	323,443
Gain on sale of assets	(16,615)
Loss on sale and impairment of investments	72,696
(Increase) decrease in:
Accounts receivable	(329,611)
Inventories	74,935
Advance royalties	171,674
Prepaid expenses	67,133
Accrued interest	2,712
Other assets	158,289
Increase in:
Accounts payable	707,148
Accrued expenses	156,190
Net cash provided by operating activities	20,413,345
Investing activities:
Expenditures for property and equipment	(4,705,437)
Proceeds from sale of property and equipment	19,615
Purchases of securities	(7,721,433)
Proceeds from maturities of securities	1,990,000
Proceeds from sale of securities	4,314,000
Purchase of mineral rights	(400,887)
Expenditures for mine development costs	(208,821)
Receivables from and advances to stockholders	(571,275)
Repayment of receivables from and advances to stockholders	319,698
Net cash used in investing activities	(6,964,540)
Financing activities:
Distributions to stockholders	(11,965,501)
Repayment of long-term debt	(2,421,859)
Net cash used in financing activities	(14,387,360)
Net decrease in cash and cash equivalents	(938,555)
Cash and cash equivalents at beginning of year	9,073,683
Cash and cash equivalents at end of year	$8,135,128
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$174,328

See accompanying notes to consolidated financial statements.

Triad Mining, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

(1)  OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Operations

Triad Mining, Inc. (the Company) is engaged in the business of mining and selling coal, primarily to electric utility companies located in Indiana. Sales are made under long-term contracts and in the spot market.

(b)  Principles of Consolidation

The consolidated financial statements include the accounts of Triad Mining, Inc. and its wholly owned subsidiary, Triad Underground Mining, LLC. All intercompany transactions have been eliminated.

(c)  Use of Estimates

Financial statements prepared in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the accrual for reclamation and mine closure costs, the level of proven and probable reserves used to calculate depletion, and the useful life of depreciable assets. Actual results could differ from these estimates.

(d)  Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less.

(e)  Available for Sale Securities

The Company classifies its debt and equity securities as available for sale. Available for sale securities are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

(f)  Inventories

Coal and stores inventories are valued at the lower of cost or market. The cost of coal inventories is determined based on the average cost of production, which includes all costs incurred to extract, transport, and process the coal. The cost of store inventories is determined on the first-in, first-out method.

(g)  Property and Equipment

Property and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets (ranging from three to ten years). Maintenance expense is recognized when repairs that do not extend an asset’s useful life or increase its utility are performed.

(h)  Mine Development Costs

Mine development costs are capitalized and amortized using the units of production method over estimated total recoverable proved and probable reserves.

Triad Mining, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

(i)  Mineral Rights

Depletion of mineral rights is based on estimated recoverable proven and probable reserves. The components of mineral rights as of December 31, 2004 is as follows:

Original cost	$8,885,588
Less accumulated depletion	(4,832,998)
Balance at December 31, 2004	$4,052,590

(j)  Income Taxes

In 1995, the Company elected to include its taxable income or loss with that of its stockholders (an S-Corporation election) for federal and state income tax purposes. Accordingly, federal and state income tax liabilities or benefits accrue to the stockholders instead of the Company.

(k)  Allowance for Uncollectible Receivables

The Company evaluates the need for an allowance for doubtful accounts based on a review of historical write off experience and industry data. It is management’s opinion that no allowance is necessary for trade receivables as of December 31, 2004.

(l)  Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. The Company did not recognize an asset impairment charge in 2004.

(m)  Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations. The Company recognizes revenues from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, are included in other revenues and are recognized as services are performed or otherwise earned.

(n)  Advance Coal Royalty

Advance coal royalties are capitalized when paid and charged to expense using the unit-of-production method at the time coal production commences on the respective property.

(o)  Reclamation and Mine Closing Liabilities

Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations. The Company records these reclamation obligations under the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability is initially recorded, the offsetting amount is recorded as an increase in the carrying amount of the long-lived asset. Over time, the liability is accreted as a component of cost of coal sales to its present value each period, and the capitalized

Triad Mining, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

cost is depreciated over the useful life of the related asset. A gain or loss upon settlement is recorded upon the settlement of the liability to the extent there is a difference between the liability recognized and the amount of cash paid to settle the obligation. The Company annually reviews its estimated future cash flows for its asset retirement obligations.

(p)  Derivatives

The Company currently utilizes interest rate swaps to economically hedge the impact of changes in interest rates on its floating rate debt. Under the terms of these interest rate swaps, the Company is the fixed rate payor and the floating rate receiver. The fair value of the interest rate swaps was recorded on the consolidated balance sheets as a component of accounts payable with changes in the fair value included in net income as a component of miscellaneous income. The notional amount and the fair value liability of these interest rate swaps were $2,066,997 and $16,867, respectively, as of December 31, 2004.

(2)  PROPERTY AND EQUIPMENT

As of December 31, 2004, the components of property and equipment were as follows:

Land	$2,869,992
Mine equipment and vehicles	64,368,454
Less accumulated depreciation	(45,993,125)
Property and equipment, net	$21,245,321

(3)  MINE DEVELOPMENT COSTS

Mine development costs net of coal sales during the mine development stage were capitalized and are being amortized over the estimated life of the mines based on recoverable coal reserves. The components of mine development costs as of December 31, 2004 is as follows:

Mine development costs	$2,943,538
Less accumulated amortization	(1,873,495)
Mine development costs, net	$1,070,043

(4)  AVAILABLE FOR SALE SECURITIES

The Company has investments in certain debt and equity securities. As of December 31, 2004, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in other comprehensive income (loss).

Available for sale securities are stated at fair value and consist of the following at December 31, 2004:

	Cost Basis	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities	$381,359	$26,620	$(19,253)	$388,726
U.S. Government agency obligations	2,099,156	397	(8,990)	2,090,563
Municipal bonds and notes	14,385,300	9,693	(144,434)	14,250,559
	$16,865,815	$36,710	$(172,677)	$16,729,848

Triad Mining, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

The following table shows the gross unrealized losses and fair value of the Company’s available for sale securities (by category) with unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

	Greater than 12 months		Less than 12 months
	Fair Value	Gross unrealized losses	Fair value	Gross unrealized losses
Equity securities	$63,017	—	117,474	19,253
U.S. Government agency obligations	199,000	1,009	1,691,157	7,981
Municipal bonds and notes	9,996,848	128,924	1,333,782	15,510
	$10,258,865	129,933	3,142,413	42,744

The maturities of debt securities available for sale at December 31, 2004 is as follows:

	Cost Basis	Fair value
Year ended December 31,
2005	$6,194,316	6,145,416
2006	5,965,468	5,895,078
2007	3,896,243	3,871,538
2008	428,429	429,090
	$16,484,456	16,341,122

Proceeds from the sale of available-for-sale securities aggregated $4,314,000 in 2004. Gross realized gains and gross realized losses associated with such sales in 2004 were $19,275 and $62,063, respectively. Unrealized losses of $29,908 were also recognized as a result of other than temporary impairments of certain equity securities.

The change in the net unrealized losses on available for sale securities reported in accumulated other income is as follows:

2004
Unrealized holding losses arising during the year	$(163,028)
Less: reclassification adjustment for losses included in net income	72,696
Net unrealized losses on available for sale securities	$(90,332)

(5)  NOTES RECEIVABLE FROM AND ADVANCES TO STOCKHOLDERS

Notes receivable from and advances to stockholders consist of the following:

•	A $371,275 unsecured promissory note (interest rate 3.00%) from a stockholder, maturing in 2006. Principal and interest are due at maturity.

•	A $15,553 unsecured promissory note from a stockholder, maturing in 2007. Principal and interest (6.00%) are payable monthly.

•	Other non-interest bearing advances to stockholders aggregating $2,100.

These amounts are classified in the consolidated balance sheet as a reduction of stockholders’ equity.

Triad Mining, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

(6)  LONG-TERM DEBT

As of December 31, 2004, the Company had the following debt outstanding:

Note payable to a bank, principal and interest payable monthly; interest rate based on LIBOR + 1.00% (3.31% as of December 31, 2004), secured by equipment and accounts receivable; maturing October 2005	$1,064,623
Note payable to a bank, principal and interest payable monthly; interest rate based on LIBOR + 1.00% (3.31% as of December 31, 2004), secured by equipment and accounts receivable; maturing October 2005	647,738
Total	1,712,361
Less current maturities	1,712,361
Long-term debt	$—

(7)  RECLAMATION LIABILITY

Activity related to the Company’s reclamation and mine closing liabilities for the year ended December 31, 2004 was as follows:

Reclamation and mine closing liabilities, beginning of year	$7,486,744
Accretion expense	323,443
Settlements	(117,323)
Reclamation and mine closing liabilities, end of year	7,692,864
Less: amount included in accrued expenses	297,284
Non-current reclamation and mine closing liabilities, end of year	$7,395,580

These reclamation liabilities are secured by irrevocable letters of credit aggregating $5,875,865 as of December 31, 2004 in accordance with the required procedures for obtaining mining permits and bonding the permitted areas for reclamation purposes.

(8)  PNEUMOCONIOSIS (BLACK LUNG) BENEFIT OBLIGATION

The Federal Coal Mine Health and Safety Act of 1969, as amended in 1972 by the Black Lung Benefit Act, imposes a liability on coal mine operators for payment of benefits to eligible employees, former employees, and certain of their survivors and dependents on all black lung claims filed after June 30, 1973. The Company is fully insured for these benefits through a commercial insurance carrier and is making premium payments for such coverage.

(9)  LEASES

The Company leases certain mining properties under operating leases, with terms in excess of one year or for so long as the Company is commercially mining coal from the leased property. The leases are cancelable and all obligations of the Company end upon written notice of termination by the Company. Payments of advance royalties are recoupable from future earned royalties. Payments of earned royalties are due at a specific rate per ton for all coal extracted from the leased property. The total royalty expense recorded in operating costs and expenses was $4,071,644 for 2004.

Triad Mining, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

The Company does not have any future minimum royalty commitments under coal lease agreements as of December 31, 2004.

(10)  SALES COMMITMENTS AND MAJOR CUSTOMERS

As of December 31, 2004, the Company has long-term sales agreements (terms ranging from $21 to $26 per ton) to supply coal within minimum and maximum tonnages which are as follows:

	Tons
	Minimum	Maximum
Year ended December 31:
2005	2,601,555	3,410,000
2006	2,116,500	2,853,500
2007	950,000	2,350,000
2008	950,000	2,350,000
2009	950,000	1,250,000
	7,568,055	12,213,500

The Company operates one business segment, the mining of coal. Shipments to four customers accounted for 48.8%, 20.4%, 19.7%, and 10.6%, respectively, of coal sales during the year ended December 31, 2004.

Accounts receivable at year end from these four customers represented 38.2%, 16.1%, 23.5%, and 20.9%, respectively, of total accounts receivable.

(11)  SELF-INSURANCE HEALTH CARE PLAN

The Company employees are covered under a self-insurance program that covers that portion of employee’s health care costs not covered by stop loss insurance, which sets the maximum cash outlay at $35,000 for each employee or employee’s dependents, and provides a cap for aggregate claims at approximately $1,866,000. Health care costs were approximately $1,740,000 for 2004. As of December 31, 2004, the Company had accrued $184,211 related to unprocessed claims.

(12)  EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan that provides retirement benefits to substantially all employees with 100% vesting after five years of service. The plan is a noncontributory plan with the Company’s contribution being allocated to each participant on the basis of the participant’s compensation to total compensation of all participants. The Company is not obligated to make an annual contribution and the contribution may vary from year to year. For 2004, approximately $1,797,000 was contributed to the plan.

The Company also sponsors a 401(k) plan that allows all employees to participate in the plan to the extent allowed under the Internal Revenue Service Regulations. The Company does not make contributions to this plan.

The Company also has a profit sharing plan in which the contributions are discretionary, based on an amount determined by the Board of Directors. Total profit sharing expense during 2004 was $18,209.

Triad Mining, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2004

(13)  CONCENTRATION OF CREDIT RISK

The Company, in the normal course of business, extends credit to its customers without requiring collateral. Credit risk with respect to trade accounts receivable is minimized by reviewing customer credit history before extending credit and by monitoring customer’s credit exposure on a continuing basis.

The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers.

(14)  CONTINGENCY

At December 31, 2004, the Company had outstanding letters of credit for $5,875,865. These were issued to obtain mining permits and to support bonds issued to secure reclamation obligations (note 7).

The Company is from time to time, involved in lawsuits arising in the ordinary course of its business that, in the opinion of management, would not have a material effect on the Company’s financial position or results of operations.

(15)  SUBSEQUENT EVENT

In March 2005, the Company’s stockholders entered into a definitive agreement to sell all of the outstanding common stock of the Company to James River Coal Company (“James River Coal”) for approximately $75,000,000, consisting of $64,000,000 in cash and $11,000,000 of James River Coal common stock. James River Coal is a public company that primarily operates underground mines in Eastern Kentucky.

TRIAD MINING, INC. AND SUBSIDIARY
Condensed Consolidated Balance Sheets

	March 31, 2005	December 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,677,899	8,135,128
Available for sale securities	16,868,567	16,729,848
Accounts receivable	10,316,934	7,371,053
Coal inventory	1,178,785	981,646
Stores inventory	1,052,226	948,775
Advance royalties — current portion	595,245	430,449
Prepaid expenses	367,735	545,660
Accrued interest receivable	119,055	120,881
Other	—	28,664
Total current assets	37,176,446	35,292,104
Property and equipment, net	20,620,950	21,245,321
Mineral rights, net	3,597,714	4,052,590
Mine development costs, net	988,338	1,070,043
Long-term portion of advance royalties	530,525	530,525
	$62,913,973	62,190,583

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$884,899	1,712,361
Accounts payable	3,561,019	4,756,779
Accrued expenses	1,962,285	1,271,780
Total current liabilities	6,408,203	7,740,920
Reclamation and mine closing liabilities	7,488,228	7,395,580
Total liabilities	13,896,431	15,136,500
Stockholders’ equity:
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 411 shares	48,446	48,446
Accumulated other comprehensive loss	(249,227)	(135,967)
Notes receivable from and advances to stockholders	(396,201)	(388,928)
Retained earnings	49,614,524	47,530,532
Total stockholders’ equity	49,017,542	47,054,083
	$62,913,973	62,190,583

See accompanying notes to condensed consolidated financial statements.

TRIAD MINING, INC. AND SUBSIDIARY
Condensed Consolidated Statements of Income
(unaudited)

	Three Months Ended
	March 31, 2005	March 31, 2004
Coal sales	$23,396,026	19,645,000
Operating costs and expenses:
Cost of coal sold	17,202,910	14,111,235
Selling, administrative, and other	886,214	841,625
Depreciation	1,204,724	1,125,300
Amortization	425,733	189,623
Total operating costs and expenses	19,719,581	16,267,783
Income from operations	3,676,445	3,377,217

Other income (expense):
Interest income	149,543	122,055
Interest expense	(21,031)	(53,313)
Loss on sale of investments	(19,211)	(13,488)
Loss on sale of assets	(80,500)	—
Miscellaneous income	28,875	18,061
Total other income	57,676	73,315
Net income	$3,734,121	3,450,532

See accompanying notes to condensed consolidated financial statements.

TRIAD MINING, INC. AND SUBSIDIARY
Condensed Consolidated Statements of Changes in Stockholders’ Equity
and Other Comprehensive Income
Three Months Ended March 31, 2005 and the Year Ended December 31, 2004
(unaudited)

	Common Stock	Accumulated other comprehensive loss	Notes receivable from and advances to stockholders	Retained earnings	Total stockholders’ equity
Balances at January 1, 2004	$48,446	(45,635)	(137,351)	45,970,492	45,835,952
Comprehensive income:
Net income	—	—	—	13,525,541	13,525,541
Other comprehensive loss:
Unrealized losses on securities, net of reclassification adjustment	—	(90,332)	—	—	(90,332)
Comprehensive income					13,435,209
Increase in receivables from and advances to stockholders, net	—	—	(251,577)	—	(251,577)
Distributions to stockholders	—	—	—	(11,965,501)	(11,965,501)
Balances at December 31, 2004	48,446	(135,967)	(388,928)	47,530,532	47,054,083
Comprehensive income:
Net income	—	—	—	3,734,121	3,734,121
Other comprehensive loss:
Unrealized losses on securities, net of reclassification adjustment	—	(113,260)	—	—	(113,260)
Comprehensive income					3,620,861
Increase in receivables from and advances to stockholders, net	—	—	(7,273)	—	(7,273)
Distributions to stockholders	—	—	—	(1,650,129)	(1,650,129)
Balances at March 31, 2005	$48,446	(249,227)	(396,201)	49,614,524	49,017,542

See accompanying notes to condensed consolidated financial statements.

TRIAD MINING, INC. AND SUBSIDIARY
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended
	March 31, 2005	March 31, 2004
Operating activities:
Net income	$3,734,121	3,450,532
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,630,457	1,314,923
Accretion of reclamation and mine closing liabilities	92,648	80,800
Loss on sale of assets	80,500	—
Loss on sale of securities	19,211	13,488
Change in operating assets and liabilities
Accounts receivable	(2,945,881)	(317,797)
Inventories	(300,590)	(552,232)
Advance royalties	(164,796)	(7,391)
Prepaid expenses	177,925	90,406
Accrued interest	1,826	(54,410)
Other assets	28,664	160,807
Accounts payable	10,241	86,778
Other liabilities	690,505	213,199
Net cash provided by operating activities	3,054,831	4,479,103
Investing activities:
Capital expenditures	(1,756,006)	(46,008)
Purchases of securities	(2,224,401)	(872,365)
Proceeds from maturities of securities	1,953,211	287,300
Repayment and advances to stockholders, net	(7,273)	102,710
Net cash used in investing activities	(2,034,469)	(528,363)
Financing activities:
Distributions to stockholders	(1,650,129)	(1,100,180)
Repayment of long-term debt	(827,462)	(613,067)
Net cash used in financing activities	(2,477,591)	(1,713,247)
Net increase (decrease) in cash and cash equivalents	(1,457,229)	2,237,493
Cash and cash equivalents at beginning of year	8,135,128	9,073,683
Cash and cash equivalents at end of year	$6,677,899	11,311,176

See accompanying notes to condensed consolidated financial statements.

Triad Mining, Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
March 31, 2005
(unaudited)

(1)  OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Operations and Definitive Agreement to Sell the Outstanding Common Stock

Triad Mining, Inc. (the Company) is engaged in the business of mining and selling coal, primarily to electric utility companies located in Indiana. Sales are made under long-term contracts and in the spot market.

In March 2005, the Company’s stockholders entered into a definitive agreement to sell all of the outstanding common stock of the Company to James River Coal Company (“James River Coal”) for approximately $75,000,000, consisting of $64,000,000 in cash and $11,000,000 of James River Coal common stock. James River Coal is a public company that primarily operates underground mines in Eastern Kentucky.

(b)  Principles of Consolidation

The interim condensed consolidated financial statements include the accounts of Triad Mining, Inc. and its wholly owned subsidiary, Triad Underground Mining, LLC. The interim condensed consolidated financial statements of Triad Mining, Inc. and subsidiary (the Company) as of and for the three months ended March 31, 2005, and for the three months ended March 31, 2004 presented in this report are unaudited. All intercompany transactions have been eliminated. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2004. The balances presented as of December 31, 2004 are derived from the Company’s audited consolidated financial statements.

(c)  Use of Estimates

Financial statements prepared in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the accrual for reclamation and mine closure costs, the level of proven and probable reserves used to calculate depletion, and the useful life of depreciable assets. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring accruals, which are necessary to present fairly the consolidated financial position of the Company and the consolidated results of its operations and cash flows for all periods presented.

(d)  Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less.

(e)  Available for Sale Securities

The Company classifies its debt and equity securities as available for sale. Available for sale securities are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Triad Mining, Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
March 31, 2005
(unaudited)

(f)  Inventories

Coal and stores inventories are valued at the lower of cost or market. The cost of coal inventories is determined based on the average cost of production, which includes all costs incurred to extract, transport, and process the coal. The cost of store inventories is determined on the first-in, first-out method.

(g)  Property and Equipment

Property and equipment are recorded at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets (ranging from three to ten years). Maintenance expense is recognized when repairs that do not extend an asset’s useful life or increase its utility are performed.

(h)  Mine Development Costs

Mine development costs are capitalized and amortized using the units of production method over estimated total recoverable proved and probable reserves.

(i)  Mineral Rights

Depletion of mineral rights is based on estimated recoverable proven and probable reserves.

(j)  Income Taxes

In 1995, the Company elected to include its taxable income or loss with that of its stockholders (an S-Corporation election) for federal and state income tax purposes. Accordingly, federal and state income tax liabilities or benefits accrue to the stockholders instead of the Company.

(k)  Allowance for Uncollectible Receivables

The Company evaluates the need for an allowance for doubtful accounts based on a review of historical write off experience and industry data. It is management’s opinion that no allowance is necessary for trade receivables as of March 31, 2005 or December 31, 2004.

(l)  Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. The Company did not recognize an asset impairment charge in 2004 or in the three months ended 2005.

(m)  Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations. The Company recognizes revenues from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, are included in other revenues and are recognized as services are performed or otherwise earned.

Triad Mining, Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
March 31, 2005
(unaudited)

(n)  Advance Coal Royalty

Advance coal royalties are capitalized when paid and charged to expense using the unit-of-production method at the time coal production commences on the respective property.

(o)  Reclamation and Mine Closing Liabilities

Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company’s operations. The Company records these reclamation obligations under the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. When the liability is initially recorded, the offsetting amount is recorded as an increase in the carrying amount of the long-lived asset. Over time, the liability is accreted as a component of cost of coal sales to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. A gain or loss upon settlement is recorded upon the settlement of the liability to the extent there is a difference between the liability recognized and the amount of cash paid to settle the obligation. The Company annually reviews its estimated future cash flows for its asset retirement obligations.

(p) Derivatives

The Company currently utilizes interest rate swaps to economically hedge the impact of changes in interest rates on its floating rate debt. Under the terms of these interest rate swaps, the Company is the fixed rate payor and the floating rate receiver. The fair value of the interest rate swaps was recorded on the consolidated balance sheets as a component of accounts payable with changes in the fair value included in net income as a component of miscellaneous income. The notional amount and the fair value liability of these interest rate swaps were $2,066,997 and $16,867, respectively, as of December 31, 2004 and $1,454,835 and $6,697, respectively, as of March 31, 2005.